
10015669


ERSTE

ERSTE GROUP


Real banking since 1819

Annual Report 2009

2009

Cash earnings per share in EUR



4.5
3.0
1.5
0
2.98
3.14
3.92
2.89
2.57
2005
2006
2007
2008
2009

Cash return on equity (in %)



25
20
15
10
5
0
19.5
13.8
14.6
10.1
9.7
2005
2006
2007
2008
2009

Cost/income ratio (in %)



64
62
60
58
56
54
52
50
48
62.2
59.9
59.2
57.2
50.2
2005
2006
2007
2008
2009

Net interest margin (in %)



4.5
3.0
1.5
0
2.22
2.31
2.49
2.84
3.04
2005
2006
2007
2008
2009

Shareholder structure as at 31 December 2009 By investors (in %)



10.1
Criteria Caixa Corp S.A.
47.1
Institutional investors
26.1
Erste Foundation
3.3
Employees
6.8
Savings banks
6.6
Private investors

Shareholder structure as at 31 December 2009 By regions (in %)



0.9
Others
20.6
Continental Europe
12.1
UK & Ireland
16.3
North Amerika
50.1
Austria

Ratings as at 31 December 2009

Fitch	
Long-term	A
Short-term	F1
Outlook	Stable
Moody's Investors Service	
Long-term	Aa3
Short-term	P-1
Outlook	Negative
Standard & Poor's	
Long-term	A
Short-term	A-1
Outlook	Negative

INVESTOR RELATIONS

Erste Group Bank AG
Milchgasse 1, A-1010 Wien
Phone: +43 (0)5 0100 - 17693
Fax: +43 (0)5 0100 - 913112
Email: *investor.relations@erstegroup.com*
Internet: www.erstegroup.com/ir

Gabriele Werzer
Phone: +43 (0)5 0100 - 11286
Email: gabriele.werzer@erstegroup.com

Thomas Sommerauer
Phone: +43 (0)5 0100 - 17326
Email: thomas.sommerauer@erstegroup.com

Peter Makray
Phone: +43 (0)5 0100 - 16878
Email: peter.makray@erstegroup.com

Extensive presence in Central and Eastern Europe



SLOVENSKÁ SPORITEĽŇA
SLOVAKIA
Employees: 4,238
Branches: 279
Customers: 2.5 m
ERSTE BANK Ukraine
UKRAINE
Employees: 1,727
Branches: 134
Customers: 0.1 m
ČESKÁ SPOŘITELNA
CZECH REP.
Employees: 10,698
Branches: 660
Customers: 5.3 m
ERSTE BANK Hungary
HUNGARY
Employees: 3,181
Branches: 204
Customers: 0.9 m
ERSTE BANK
AUSTRIA
Employees: 16,107
Branches: 305
Customers: 1.1 m
SPARKASSE
Branches: 751
Customers: 2.0 m
BCR
ROMANIA
Employees: 9,012
Branches: 661
Customers: 4.7 m
ERSTE BANK Croatia
CROATIA
Employees: 2,265
Branches: 138
Customers: 0.7 m
ERSTE BANK Serbia
SERBIA
Employees: 909
Branches: 73
Customers: 0.2 m

Key Financial and Operating Data*

EUR million (unless otherwise stated)	2005	2006	2007	2008	2009
Balance sheet					
Total assets	**152,681**	**181,703**	**200,519**	**201,441**	**201,710**
Loans and advances to credit institutions	16,858	16,616	14,937	14,344	13,140
Loans and advances to customers	80,419	97,107	113,956	126,185	129,134
Risk provisions for loans and advances	-2,817	-3,133	-3,296	-3,783	-4,954
Securities and other financial assets	39,455	42,497	44,214	41,770	42,884
Other assets	18,766	28,616	30,708	22,925	21,506
Total liabilities and equity	**152,681**	**181,703**	**200,519**	**201,441**	**201,710**
Deposits by banks	33,911	37,688	35,165	34,672	26,295
Customer accounts	72,793	90,849	100,116	109,305	112,042
Debt securities in issue, including subordinated capital	25,581	27,024	36,667	36,530	35,760
Other liabilities, provisions	14,017	15,238	17,168	9,839	11,490
Equity attributable to non-controlling interests	2,314	2,925	2,951	3,016	3,414
Equity attributable to owners of the parent	4,065	7,979	8,452	8,079	12,709
Changes in total qualifying capital					
Risk-weighted assets pursuant to section 22 Austrian Banking Act	75,078	94,129	95,091	103,663	106,383
Qualifying consolidated capital pursuant to sections 23 & 34 Austrian Banking Act	8,611	10,111	11,114	11,758	15,772
Core capital (Tier 1)	5,112	6,185	6,674	7,448	11,450
Hybrid capital	900	1,250	1,248	1,256	1,174
Solvency ratio pursuant to section 22 Austrian Banking Act	10.8%	10.2%	10.1%	9.8%	12.7%
Tier 1 ratio (credit risk)	6.8%	6.6%	7.0%	7.2%	10.8%
Income statement					
Net interest income	2,794.2	3,189.3	3,945.8	4,913.1	5,220.9
Risk provisions for loans and advances	-421.6	-439.1	-454.7	-1,071.4	-2,056.6
Net commission income	1,256.8	1,445.9	1,857.9	1,971.1	1,772.8
Net trading result	241.7	277.9	351.1	114.7	585.1
General administrative expenses	-2,670.0	-2,945.3	-3,642.1	-4,001.9	-3,807.4
Operating result	1,622.7	1,967.8	2,512.7	2,997.0	3,771.4
Pre-tax profit	1,185.0	1,486.4	1,892.6	576.2	1,261.3
Net profit after minorities	716.7	932.2	1,174.7	859.6	903.4
Operating data					
Number of employees	36,150	50,164	52,442	52,648	50,488
Number of branches	2,283	2,721	2,908	3,159	3,205
Number of customers (million)	12.4	15.9	16.4	17.2	17.5
Share price and key ratios					
High (EUR)	47.50	59.00	61.50	49.20	31.15
Low (EUR)	36.36	40.40	44.00	13.25	7.00
Closing price (EUR)	47.05	58.10	48.50	16.20	26.06
Price/earnings ratio	16.0	19.7	13.0	6.0	10.8
Dividend per share (EUR)	0.55	0.65	0.75	0.65	0.65
Payout ratio	18.7%	22.0%	20.2%	24.0%	27.2%
Dividend yield	1.2%	1.1%	1.5%	4.0%	2.5%
Book value per share (EUR)	17.1	25.6	27.0	25.8	28.9
Price/book ratio	2.8	2.3	1.8	0.6	0.9
Total shareholder return (TSR)	21.0%	24.7%	-15.4%	-65.1%	64.9%
Number of shares					
Number of shares outstanding	243,183,600	315,296,185	316,288,945	317,012,763	377,925,086
Average number of shares outstanding	240,145,648	300,272,502	312,039,861	313,218,568	322,206,516
Market capitalisation (EUR billion)	11.4	18.3	15.3	5.1	9.8
Trading volume (EUR billion)	8.9	16.8	23.1	29.4	13.3

*) The term "net profit after minorities" corresponds to the term "net profit attributable to owners of the parent".
Share price data adjusted for 4:1 share split of 8 July 2004.
Dividend quoted for 2009 is proposal to annual general meeting.
Shares outstanding include Erste Group shares held by savings banks that are members of the Haftungsverbund (cross-guarantee system).
Trading volume as reported by Vienna Stock Exchange, based on single counting.

Highlights

Solid revenue growth despite economic downturn
- Net interest income benefits from record margins
- Turnaround in net trading result

Excellent cost performance
- Operating expenses decline by 4.9% in 2009
- Cost/income ratio at best ever level of 50.2%

Risk provisions absorbed by record operating profit
- Increase in risk costs driven by CEE
- Despite higher risk costs net profit up by 5%

NPL growth slows down in H2 09
- NPL ratio rises to 6.6% at year-end 2009
- NPL coverage improves to 57.2% in H2 09

Improved liquidity position
- Strong deposit base is key competitive advantage
- Reduced reliance on short-term funding

Capital ratios at historic highs
- Tier 1 ratio (credit risk) at 10.8% at year-end
- Successful issue of new equity and participation capital

Table of Contents


17.5 million customers
can't be wrong.

Letter from the CEO

Dear shareholders,

In 2009 we grew revenues, cut costs, improved our capital ratios and enhanced our funding position. We continued to lend, attracted new deposits and worked closely with our retail and corporate customers to assure them of our support in times of need. In short, not even the economic downturn could distract us from our longstanding strategy of being a partner to the real economy in Central and Eastern Europe. Quite to the contrary: it strengthened our resolve to become an even better bank.

This was also reflected in our financials: operating profit grew by 25.8% to a record EUR 3.8 billion, pushing the cost/income ratio to its best ever level of 50.2%. Risk costs nearly doubled in 2009, but were comfortably absorbed by an excellent operating performance. As a result, net profit rose by 5.1% to EUR 903.4 million. The management board of Erste Group will therefore propose an unchanged dividend of EUR 0.65 to the annual general meeting. While we are very proud of growing profitability in difficult economic times, the key achievement of 2009 was the improvement in our capital position: Erste Group's total equity jumped by EUR 5.0 billion to EUR 16.1 billion, thanks mainly to the issuance of new equity and participation capital. All told, we have demonstrated strength during the downturn and feel well equipped for new challenges, may they be regulatory or economic.

Gradually improving market environment

Operating conditions remained unfavourable through 2009. The start to the year was tough, with economic performance sliding fast in Central and Eastern Europe – broadly led by faltering domestic demand – dragging down with it growth in the banking sector. This went hand in hand with a collapse in investor confidence, driven by a downward spiral in stock prices, the rise in CDS spreads and the inevitable spectacle of expert commentators providing – more often than not – media sound bites of dubious quality. Despite the end of the multi-year, vigorous economic expansion, the benefits of which far outweighed its disadvantages and which led to substantially and sustainably higher living standards across Central and Eastern Europe, it is worth remembering a few facts about the region.

Our home market – essentially the eastern part of the European Union – is much more a free market than either Western or Southern Europe. It benefits from lower taxes, a more flexible labour market, the availability of EU structural funds, higher growth potential and an often distorted, but important fact: from much more sustainable levels of public and private indebtedness. Accordingly, the CEE region should have an edge over its Western and Southern European peers when it comes to future economic growth.

The first, tentative signs of recovery became evident in the second half of 2009. The economies of Central and Eastern Europe started to stabilise, local currencies firmed against the euro and some growth has returned to the banking market. This trend has continued well into the first quarter of 2010. For the full year we expect low single-digit real GDP growth rates across the region and an improving interest rate environment, especially in Romania and Hungary – countries that received substantial support from the EU and IMF during 2009. Another positive for the region is the substantial narrowing of current account deficits: this will lead to a lower dependency on foreign capital and make the recovery more sustainable.

Navigating profitably through the downturn

Let's move to the business of Erste Group. We provide simple and transparent banking services to 17.5 million retail and corporate customers in Central and Eastern Europe. The vast majority of our customers live in the European Union member states of the Czech Republic, Romania, Austria, Slovakia and Hungary as well as Croatia, which is expected to join the EU in the foreseeable future. We are also active in non-EU countries, most notably Serbia and the Ukraine, because we believe in their long-term growth potential, but our presence is small there. This is how we limit the risks, if things go wrong, but can seize opportunities as soon as they arise. Given our footprint we are one of the major providers of banking services to the real economy in Central and Eastern Europe.

Let me tell you more about our performance in 2009. Operating income rose significantly on the back of strong net interest income and a turnaround in net trading result, which more than offset the decline in net commission income. At the same time operating expenses decreased, mainly due to a fall in non-staff costs, resulting in the best cost/income ratio on record. Despite the knock to the banking industry's credibility in the wake of the financial crisis, we retained the trust of our clients and grew deposits faster than loans in the past year. Most notably, this growth was not achieved at the expense of margins. In combination with the repricing of loans to reflect higher funding costs and risk premiums, our overall net interest margin rose to an all-time high of 3.0%.

Our loan book grew only marginally to EUR 129.1 billion but remained well diversified, both geographically and in terms of customer segments: low risk Austria and the Czech Republic made up nearly two-thirds of the portfolio, while households were by far the largest sector. The quality of the loan book deteriorated through to mid-year, with a significant slowdown in NPL formation in the second half of 2009. Consequently, the NPL coverage ratio started to move up again and the increase in risk provisions leveled off. We have confronted the deterioration in asset quality head on, by working closely with those customers who experienced payment difficulties, by improving our collection capabilities and by adjusting our lending standards where necessary.

In addition to coping well with higher risk costs thanks to strong pre-provision profit generation, we have vastly enhanced our capital position during the past year. In spring, we issued EUR 1.8 billion of participation capital to the Republic of Austria and private investors at the same terms, while in autumn we raised straight equity of EUR 1.7 billion through a secondary offering. Combined with the positive movement in the AfS reserve and the retention of profits, Erste Group's total capital jumped by EUR 5.0 billion to EUR 16.1 billion. As risk-weighted asset growth remained muted, the increase in capital led to a proportionate rise in the core tier 1 ratio to 8.3% and in the credit risk-related tier 1 ratio to 10.8%. These levels are unprecedented in the history of Erste Group.

Our capital strength was complemented by our highly favourable funding profile. Customer deposits continued to increase their share of the funding pie, while our dependence on short-term interbank funding decreased markedly and was fully covered by ECB eligible collateral. Our long-term refinancing needs remained equally moderate: in any of the next five years they will not exceed EUR 5 billion. In addition, the continuously rising collateral pool will provide us with the opportunity to increasingly issue covered bonds backed by mortgages as well as municipal debt securities, thereby keeping funding costs well under control.

New banking regulation should support the real economy

Irrespective of our improved funding and capital positions, the discussions about banking regulation and bank taxation took centre-stage in the first quarter of 2010. This was triggered by the release of new proposals by the Basel Committee regarding more stringent capital and liquidity requirements, and the quest of the political cast to find new sources of revenue in order to address rising public debt. While we are very much in favour of an overhaul in regulation that discourages excessive risk taking – the root cause of the financial crisis – and incentivises business with retail and corporate clients, the current proposals are in clear contradiction to the political will for banks to return to their core business, i.e. taking deposits and transforming them into credit for the real economy. Accordingly, we expect political awareness to increase that Basel III as presently set out will seriously impair growth opportunities for the region and companies that have little access to capital markets. We are therefore confident that following a lengthy negotiation period, capital and liquidity requirements for financial institutions that cater to retail and SME customers will be relaxed.

Coming out of the crisis stronger

The past year and a half posed many challenges to banks and their staff. While our retail-focused business model lived up to our high expectations, I am particularly proud of our employees. Not only did they successfully retain the trust of our existing customers, but they also won new clients amid a general climate of distrust towards banks. Our employees also insured that deposits grew faster than loans, that revenues were higher and costs lower than in the previous year, and that our capital and funding position is now much stronger than before the downturn. Going forward, we are optimistic that we can build on our strengths and remain the first port of call for the residents of Central and Eastern Europe.

Andreas Treichl mp



Management Board

Andreas Treichl

Appointed until June 2012

Born in 1952

He studied economics in Vienna. He started his career with Chase Manhattan Bank in New York in 1977. He first joined Erste Group in 1983 for three years; rejoined the bank in 1994, when he was appointed member of the management board. Chairman of the Management Board since July 1997.

Responsibilities: Group Communications, Group Human Resources, Strategic Group Development, Group Secretariat, Group Audit, Group Marketing, Group Investor Relations, Group Identity, good.bee - banking for the unbanked



Franz Hochstrasser

Appointed until June 2012

Born in 1963

He studied business administration in Graz. In 1992 he joined GiroCredit Bank AG and after the merger with Erste Group in 1997 became member of the management board of the combined entity in 1999. Appointed Deputy Chairman of the Management Board in September 2008.

Responsibilities: Group Research, Group Balance Sheet Management, Group Capital Markets



Manfred Wimmer

Appointed until June 2012

Born in 1956

He studied law in Innsbruck. He started his career with Creditanstalt-Bankverein, Vienna in 1982. He joined Erste Group in 1998. After various senior management positions among others as „Head of Group Architecture and Strategic Group Development" he was appointed interim CEO of Banca Comercială Română. He became member of the management board as Chief Financial Officer and Chief Performance Officer as of September 2008.

Responsibilities: Group Accounting, Group Performance Management



Bernhard Spalt

Appointed until June 2012

Born in 1968

He studied law in Vienna. He joined Erste Group in 1991 and after various management positions in Austria and the Czech Republic was appointed member of the management board in 2006 as Chief Risk Officer.

Responsibilities: Group Strategic Risk Management, Group Corporate Risk Management, Group Retail Risk Management, Group Legal, Group Compliance



Herbert Juranek

Appointed until June 2012

Born in 1966

He joined Erste Group in 1999 after working for GiroCredit Bank AG and Reuters Ges.m.b.H. Austria. Member of the management board since July 2007.

Responsibilities: Group Organisation & IT, Group Operations/Processing, Group Card Management



JOHANNES LEOBACHER

Appointed until June 2012

Born in 1964

After studying Economics and Business Adminstration he joined GiroCredit Bank AG in 1990. After the merger with Erste Group in 1997 he held various management positions and was appointed member of the board in April 2009.

Responsibilities: Group Real Estate & Leasing, Group Investment Banking, Group Large Corporate Banking, International Business, GCIB Operations




Success needs
efficient monitoring.

Supervisory Board Report

Dear shareholders,

We were informed promptly and comprehensively throughout the financial year 2009 of the development of business and of the company by the management board in written as well as oral reports at regular meetings. This enabled us to comply with the obligations under law and the articles of association of the company and ascertain the proper conduct of business.

In the financial year 2009, one of the core themes on the supervisory board were the effects of the financial and economic crisis on Erste Group Bank AG and on the subsidiaries in Central and Eastern Europe. To improve the capital base of Erste Group Bank AG, it was resolved to issue participation capital in the first half of the year within the scope of the Austrian government's measures to combat the financial crisis. The participation capital issue amounted to a volume of some EUR 1.2 billion placed with the Republic of Austria and around EUR 540 million placed with private and institutional investors. In the second half of the year 2009, the decision was taken to increase the share capital. In November 2009, 60 million shares were placed with investors, yielding gross proceeds of EUR 1.74 billion.

Disclosures on the qualification and composition of the supervisory board, the period of office of the individual members, the number of meetings, the committees and other topics relating to supervisory board activities have not been included in the report of the supervisory board this time, but rather in the Corporate Governance Report whose publication is required under the new provisions of the Austrian Commercial Code and of the Austrian Code of Corporate Governance for the first time for the financial year 2009.

Financial statements

The financial statements and the management report as well as the consolidated financial statements and group management report for 2009 were audited by Sparkassen-Prüfungsverband as the statutory auditor and also by the additionally appointed auditor Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H. and awarded an unqualified audit opinion. Representatives of the two auditors took part in the supervisory board's financial statements review meeting and presented their comments. Based on our own review, we hereby agree with the results of these audits and with the proposal for the distribution of the profit. We approved the financial statements prepared by the management board thereby adopting these pursuant to Article 96 par. 4 Austrian Stock Corporation Act. The management report, group financial statements, group management report and Corporate Governance Report have been acknowledged and accepted.

Changes in board memberships

In March 2009, the supervisory board appointed Johannes Leobacher as successor to the former management board member Johannes Kinsky – who passed away in 2008 and was responsible for Division Group Corporate & Investment Banking – effective as of 1 April 2009 through 30 June 2012 as a new management board member of Erste Group Bank AG.

For the supervisory board:

Heinz Kessler mp
President of the Supervisory Board

Vienna, March 2010

GB Englisch E189084

www.erstegroup.com

Imprint

Publisher and copyright owner:
Erste Group Bank AG,
Graben 21, A-1010 Vienna

Editor:
Investor Relations & Accounting-Teams, Erste Group

Production:
Erste Group with the assistance of FIRE.sys (Konrad GmbH)

Fotografie:
Andi Bruckner

Illustration:
Stephanie Offner and Ander Pecher

Printer:
Holzhausen Druck GmbH,
Holzhausenplatz 1, A-1140 Wien

Your Notes

Your Notes

Principles we have found to be true:



transparency and simplicity

Corporate Governance

Corporate Governance Report

of Erste Group Bank AG pursuant to Section 243b Austrian Commercial Code and Rules 60 et seq of the Austrian Code of Corporate Governance as of 31 December 2009

CODE OF CORPORATE GOVERNANCE

In Austria, the Code of Corporate Governance (CCG) prepared by the Working Group for Corporate Governance under the leadership of the Special Government Representative for the Capital Market has been widely recognized since 1 October 2002. The code is based on voluntary self-imposed obligations and its requirements are more stringent than the legal requirements for stock corporations. The aim is to establish responsible corporate management and accounting oriented on long-term growth that regulates all rights and obligations of all stakeholders – management, supervisory board, customers, staff, shareholders and the public – as well as their relations to each other. The Austrian CCG has the objective of guaranteeing a high degree of transparency for all stakeholders. The rules of the Code are grouped into L rules, which contain the mandatory legal requirements, and C rules, which permit a deviation but need to be explained, as well as R rules, which permit a deviation without requiring an explanation.

The current version of the Austrian CCG is available at the website of the Working Group at www.corporate-governance.at. This website also includes an English translation of the Austrian Code of Corporate Governance and the interpretations of the Working Group.

COMMITMENT TO COMPLY WITH THE RULES OF THE AUSTRIAN CCG

In February 2003, Erste Group Bank AG declared its commitment to comply with the rules of the Austrian Code of Corporate Governance with the objective of ensuring responsible and transparent corporate governance.

In financial year 2009, Erste Group Bank AG complied with all L rules (legal requirement) and R rules (recommendation). The deviation from a "Comply or Explain" rule (C rules) is presented and explained below.

Qualification and Composition of the Supervisory Board 52 (C)
When appointing the supervisory board, the general meeting shall take due care to ensure a balanced composition of the supervisory board with respect to the structure and the business of the company as well as the expertise and the personal qualifications of the supervisory board members. The number of members on the supervisory board (excluding employees' representatives) shall be ten at most.

Due to the size of the company, the supervisory board of Erste Group Bank AG (excluding employees' representatives) consists of 12 members. A selection procedure is planned for a representative of retail private shareholders in advance of the elections to the supervisory board at the general shareholders' meeting 2010.

INFORMATION ON THE MANAGEMENT BOARD PURSUANT TO SECTION 243B PAR. 2 AUSTRIAN COMMERCIAL CODE:

Name, year of birth and date of initial appointment and end of current period of office of each member of the management board:

Andreas Treichl (Chairman)
Born 1952
Member of the management board since 1 October 1994
End of the current period of office: 30 June 2012

Franz Hochstrasser (Vice Chairman)
Born 1963
Member of the management board since 1 January 1999
End of the current period of office: 30 June 2012

Herbert Juranek
Born 1966
Member of the management board since 1 July 2007
End of the current period of office: 30 June 2012

Johannes Leobacher
Born 1964
Member of the management board since 1 April 2009
End of the current period of office: 30 June 2012

Bernhard Spalt
Born 1968
Member of the management board since 1 November 2006
End of the current period of office: 30 June 2012

Manfred Wimmer
Born 1956
Member of the management board since 1 September 2008
End of the current period of office: 30 June 2012

Mandates on supervisory boards or similar functions in other domestic or foreign companies not included in the consolidated financial statements for each member of the management board pursuant to C rule 16 Austrian CCG:

Andreas Treichl
DONAU Versicherung AG Vienna Insurance Group (Vice Chairman)
MAK – Österreichisches Museum für angewandte Kunst (Chairman)
Österreichische Galerie Belvedere
Sparkassen Versicherung AG Vienna Insurance Group (Chairman)

Franz Hochstrasser
Oesterreichische Kontrollbank Aktiengesellschaft (Vice Chairman)
Wiener Börse AG
WBAG Aktiengesellschaft

Herbert Juranek
None

Johannes Leobacher
None

Bernhard Spalt
Österreichische Clearingbank AG (Vice Chairman)

Manfred Wimmer
None

INFORMATION ON THE SUPERVISORY BOARD PURSUANT TO SECTION 243B PAR. 2 AUSTRIAN COMMERCIAL CODE

Name, year of birth and date of initial appointment and end of current period of office of each member of the supervisory board

Heinz Kessler
General Director, ret.
Born 1938
Supervisory board member since 26 May 1998
End of the current period of office: AGM 2012

Georg Winckler
Born 1943
Rector of the University of Vienna
Professor for economic sciences at the University of Vienna
Supervisory board member since 27 April 1993
End of the current period of office: AGM 2010

Theresa Jordis
Born 1949
Attorney at law
Supervisory board member since 26 May 1998
End of the current period of office: AGM 2013

Bettina Breiteneder
Born 1970
Entrepreneur
Supervisory board member since 4 May 2004
End of the current period of office: AGM 2014

Elisabeth Gürtler
Born 1950
Entrepreneur
Supervisory board member since 26 May 1998
End of the current period of office: AGM 2010

Jan Homan
Born 1947
General Director Teich AG
Supervisory board member since 4 May 2004
End of the current period of office: AGM 2014

Brian D. O'Neill
Born 1953
Vice Chairman Lazard International
Supervisory board member since 31 May 2007
End of the current period of office: AGM 2012

Juan Maria Nin Génova
Born 1953
President and CEO "la Caixa"
Supervisory board member since 12 May 2009
End of the current period of office: AGM 2014

Wilhelm Rasinger
Born 1948
Consultant
Supervisory board member since 11 May 2005
End of the current period of office: AGM 2010

Friedrich Rödler
Born 1950
Auditor and tax advisor
Supervisory board member since 4 May 2004
End of the current period of office: AGM 2014

John James Stack
Born 1946
President and CEO, ret.
Supervisory board member since 31 May 2007
End of the current period of office: AGM 2012

Werner Tessmar-Pfohl
Born 1942
Entrepreneur, ret.
Supervisory board member since 6 May 2008
End of the current period of office: AGM 2013

Gabriele Zuna-Kratky
Born 1957
Director of Technical Museum Vienna
Supervisory board member from 19 May 2006 to 12 May 2009

Delegated by the staff council:

Christian Havelka
Born 1966
Supervisory board member since 31 October 2001
End of the current period of office: until withdrawn

Andreas Lachs
Born 1964
Supervisory board member since 9 August 2008
End of the current period of office: until withdrawn

Friedrich Lackner
Born 1952
Supervisory board member since 24 April 2007
End of the current period of office: until withdrawn

Bertram Mach
Born 1951
Supervisory board member since 9 August 2008
End of the current period of office: until withrawn

Barbara Smrcka
Born 1969
Supervisory board member since 9 August 2008
End of the current period of office: until withrawn

Karin Zeisel
Born 1961
Supervisory board member since 9 August 2008
End of the current period of office: until withrawn

Chairman and Vice Chairman of the supervisory board

Heinz Kessler	President
Georg Winckler	1st Vice President
Theresa Jordis	2nd Vice President

Membership in the committees of the supervisory board, stating the function as chairperson (C rule 39 Austrian CCG)

Heinz Kessler
Committee for Management Board Matters (Chair)
Audit Committee (Chair)
Risk Management Committee
Strategy Committee (Chair)

Georg Winckler
Committee for Management Board Matters
Audit Committee
Risk Management Committee
Strategy Committee

Theresa Jordis
Committee for Management Board Matters
Audit Committee
Risk Management Committee
Strategy Committee

Bettina Breiteneder
Audit Committee (Substitute)
Risk Management Committee

Elisabeth Gürtler
Risk Management Committee

Jan Homan
Audit Committee
Risk Management Committee (Substitute)
Strategy Committee

Juan Maria Nin Génova
Strategy Committee

Wilhelm Rasinger
Audit Committee
Risk Management Committee (Substitute)
Strategy Committee (Substitute)

Friedrich Rödler
Audit Committee
Risk Management Committee (Chair)
Strategy Committee

Gabriele Zuna-Kratky
Strategy Committee (until 12 May 2009)

Delegated by the staff' council:

Christian Havelka
Audit Committee
Risk Management Committee (Substitute)
Strategy Committee

Andreas Lachs
Audit Committee (Substitute)
Risk Management Committee
Strategy Committee (Substitute)

Friedrich Lackner
Audit Committee
Strategy Committee

Bertram Mach
Risk Management Committee
Strategy Committee

Barbara Smrcka
Audit Committee

Karin Zeisel
Risk Management Committee

Mandates in supervisory boards or similar functions in other foreign and domestic companies for each supervisory board member (listed companies are marked with "*")

Heinz Kessler
Austria Versicherungsverein auf Gegenseitigkeit Privatstiftung (Vice Chair)
Česká spořitelna, a.s. (Vice Chair)
DIE ERSTE österreichische Spar-Casse Privatstiftung
Erste Bank der oesterreichischen Sparkassen AG (Vice Chair)
Nettingsdorfer Papierfabrik Management AG (Chair)
Rath Aktiengesellschaft* (Chair)
Reform-Werke Bauer & Co. Gesellschaft m.b.H. (Chair)
Reform-Werke Bauer & Co. Holding Aktiengesellschaft (Chair)

Georg Winckler
Austria Versicherungsverein auf Gegenseitigkeit Privatstiftung (Chair)
DIE ERSTE österreichische Spar-Casse Privatstiftung (Vice Chair)
Educational Testing Service, Princeton/New Jersey (Board of Trustees)
Innovationszentrum Universität Wien GmbH
Steiermärkische Bank und Sparkassen Aktiengesellschaft
UNIQA Versicherungen AG* (Vice Chair)

Theresa Jordis
Miba Aktiengesellschaft* (Chair)
Mitterbauer Beteiligungs – Aktiengesellschaft (Chair)
Prinzhorn Holding GmbH (Chair)
Wolford Aktiengesellschaft* (Chair)
Austrian Airlines AG*

Bettina Breiteneder
ZS Einkaufszentren Errichtungs- und Vermietungs-Aktiengesellschaft

Elisabeth Gürtler
Kongresszentrum Hofburg BetriebsgesmbH
Oesterreichische Nationalbank (General Council)

Jan Homan
Allianz Elementar Versicherungs-Aktiengesellschaft
Alucommerz AG
Constantia Colmar Inc.

Brian D. O'Neill
El Museo del Barrio (Board of Trustees)
David Rockefeller Center for Latin American Studies (Advisory Council)
Council of the Americas and the Americas Society (Dir.)

Juan Maria Nin Génova
Academic Board, APD
Circulo Ecuestre (BoD)
Criteria Caixacorp, S.A.* (Deputy Chairman)
Gas Natural* (BoD)
Grupo Segurcaixa Holding (Insurances)
Deusto University (BoD)
Deusto Business School (BoD)
Economic Group, Spain-China Forum
Esade Business School Foundation (Trustee)
Federació Catalana de Caixes d'Estalvis (Secretary)
Federico Garcia Lorca Foundation (Trustee)
Repsol YPF* (BoD)
Banco BPI, S.A.* (Portugal) (BoD)
Grupo Financiero Inbursa, S.A.B. DE C.V.* (Mexico) (BoD)
"la Caixa" Foundation (Deputy Chairman)
Spain-India Council Foundation (Deputy Chairman)
Spain-United States Council Foundation

Wilhelm Rasinger
CEE Immobilien Development AG
Friedrichshof Wohnungsgenossenschaft reg. Gen.m.b.H. (Chair)
Wienerberger AG*

Friedrich Rödler
Erste Bank der oesterreichischen Sparkassen AG

John James Stack
ShoreBank International
Mutual of America
American Friends of the Czech Republic
Fund for Peace

Werner Tessmar-Pfohl
Sattler AG (Chair)
Steiermärkische Bank und Sparkassen Aktiengesellschaft (Chair)
Teufelberger Holding Aktiengesellschaft (Vice Chair)

Gabriele Zuna-Kratky
Erste Bank der oesterreichischen Sparkassen AG
(since 25 March 2009)

Delegated by the staff council:

Friedrich Lackner
DIE ERSTE österreichische Spar-Casse Privatstiftung

Christian Havelka
None

Andreas Lachs
None

Bertram Mach
None

Barbara Smrcka
None

Karin Zeisel
None

PRESENTATION OF THE CRITERIA DEFINED BY THE SUPERVISORY BOARD FOR INDEPENDENCE PURSUANT TO C RULE 53 OF THE AUSTRIAN CCG

The supervisory board of Erste Group Bank AG defined the guidelines set out in Annex 1 of the Austrian Code of Corporate Governance as independence criteria at its meeting of 15 March 2006:

Guidelines for Independence

A member of the supervisory board is deemed to be independent if such person does not have any business or personal relations with the company or its management board and these relations would constitute a conflict of interest, and therefore, would be suited to influence the behaviour of a member.

- **The supervisory board member is not permitted to have been a member of the management board or a managing employee of the company or a subsidiary of the company in the past five years.**
- **The supervisory board member should not have any business relations with the company or a subsidiary of the company to an extent of significance for the supervisory board member or in the past year. This shall also apply to business relations with companies in which the supervisory board member has a material economic interest, but not for carrying out functions on the bodies of the Group. The approval of individual transactions by the supervisory board pursuant to L rule 48 does not automatically qualify the respective supervisory board member as not being independent.**
- **The supervisory board member should not have served as auditor for the company or have been involved in an audit or worked as an employee of the auditing firm in the past three years.**
- **The supervisory board member should not have been a management board member at another company in which a member of the management board of the company is on the supervisory board of said company.**
- **The supervisory board member should not have been a member of the supervisory board for more than 15 years. This does not apply to members of the supervisory board that are shareholders with stakes in the company or that represent the interests of such shareholders.**
- **The supervisory board member should not be a close family relation (children, spouse, life partner, parent, uncle, aunt, sibling, niece, nephew) of a member of the management board or of persons that are in one of the aforementioned positions.**

Presentation which members are deemed independent in the meaning of C rule 53 of the Austrian CCG

Based on the above mentioned criteria, all members of the supervisory board have declared their independence with the exception of one. John James Stack declared that he is not independent in the meaning of the criteria defined due to his position as chairman of the board of Česká spořitelna until May 2007.

PRESENTATION OF WHICH MEMBERS OF THE SUPERVISORY BOARD MEET THE CRITERIA OF C RULE 54

Only four members of the supervisory board hold a function on a body of a company that owns over 10% of the shares in Erste Group Bank AG (Kessler, Winckler, Lackner, Nin); additionally, in 2009, two members (Gürtler, Rasinger) represented, above all, the interests of retail shareholders.

NOTE IF A MEMBER OF THE SUPERVISORY BOARD FAILED TO PERSONALLY ATTEND MORE THAN HALF OF THE MEETINGS OF THE SUPERVISORY BOARD IN THE REPORTING YEAR (C RULE 58 AUSTRIAN CCG)

With the exception of one member delegated by the staff council, all members personally attended at least half of the meetings.

Object and remuneration of contracts subject to approval pursuant to Section 95 par. 5 fig. 12 Stock Corporation Act (C rule 49 Austrian CCG)

The firm DORDA BRUGGER JORDIS Rechtsanwälte GmbH, in which Theresa Jordis is a partner, invoiced companies of Erste Group for consulting work for an amount of EUR 409,175.93 in 2009. Friedrich Rödler is Senior Partner at PricewaterhouseCoopers Österreich. Companies of this group billed companies of Erste Group for consulting work in an amount of EUR 108,617.43 in 2009.

INFORMATION ON THE WORKING METHODS OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD PURSUANT TO SECTION 243B PAR. 2 AUSTRIAN COMMERCIAL CODE:

Management Board

The management board of Erste Group Bank AG manages the company on its own responsibility. Its purpose is to pursue the welfare of the company and the interests of the shareholders and employees. The management board develops the strategic orientation of the company and accords it with the supervisory board. It ensures an effective risk management and risk control. The management board reaches its decisions taking into account all relevant legal provisions, the rules of the articles of association and its internal rules of procedure.

Supervisory Board

The supervisory board advises the management board in its strategic planning and actions. It takes part in the decisions as stipulated by law, the articles of association and its internal rules of procedure. The supervisory board has the task of supervising the management board in the management of the company.

DISTRIBUTION OF AREAS OF COMPETENCE IN THE MANAGEMENT BOARD (C RULE 16 AUSTRIAN CCG)

Andreas Treichl (Chairman)

Group Communications, Group HR, Strategic Group Development, Group Secretariat, Group Audit, Group Marketing, Group Investor Relations, Group Identity, good.bee – banking for the unbanked

Franz Hochstrasser (Vice Chairman)

Group Research, Group Balance Sheet Management, Group Capital Markets

Herbert Juranek

Group Org/IT, Group Operations/Processing, Group Card Management

Johannes Leobacher

Group Real Estate & Leasing, Group Investment Banking, Group Large Corporates Banking, International Business, GCIB Operations

Bernhard Spalt

Group Strategic Risk Management, Group Corporate Risk Management, Group Retail Risk Management, Group Legal, Group Compliance

Manfred Wimmer

Group Accounting, Group Performance Management

NUMBER AND TYPE OF COMMITTEES OF THE SUPERVISORY BOARD AND THEIR DECISION-MAKING POWERS (C RULE 34 AUSTRIAN CCG)

The supervisory board has set up a risk management committee, a strategy committee, an audit committee and a committee for management board matters.

Risk Management Committee

The risk management committee is responsible for granting approval in all those cases in which loans and exposures or large exposures reach an amount exceeding the approval authority of the management board according to the approval authority regulation. It is charged with granting approval to exposures or large exposures pursuant to section 27 of the Banking Act, if such an investment to credit institutions exceeds 10% of the own funds of Erste Group Bank or if the investment amounts to at least 10% of the consolidated own funds of the banking group. Within the competence assigned to it, the committee may grant advance approvals to the extent permitted by law. In addition it is responsible for the supervision of the risk management of Erste Group Bank AG.

Strategy Committee

In connection with the strategic positioning of Erste Group Bank, the strategy committee is responsible for the preparation of and comments on all matters which are brought to the attention of the supervisory board, unless they are assigned to other committees. Furthermore, it is in charge of scrutinising the budget, acknowledging the reports of the individual business units and the reports on business performance, determining investment policy, and setting key strategic goals for the company. The supervisory board delegated to the committee the right of approval of the establishment and closing of branches; the right of approval of the granting of special statutory power of attorney (Prokura) or commercial power for the entire operation of the business; the right of approval for entering into agreements between employers and staff councils and for the determination of guidelines for staff policy and salary policy. The committee is also responsible for overseeing the company's portfolio of participations.

Audit Committee

The audit committee is responsible for the supervision of the accounting process; the supervision of the effectiveness of the internal controlling system, the internal audit system and the risk management system; the supervision of the annual audit and the annual group audit; reviewing and supervising the qualification and the independence of the auditor (group auditor); reviewing and preparing the approval of annual financial statements, the proposal for the distribution of profits, the status report and the corporate governance report and submitting a report on the results of the review to the supervisory board; reviewing the consolidated financial statements of Erste Group and the group status report; the preparation of the supervisory board's proposal for the selection and revocation of the auditor; the conclusion of the contract with the appointed auditor on the execution of the annual audit and the agreement on the auditor's remuneration; acknowledging prompt information on the focal points of the audit and the right to submit proposals for additional focal points of the audit; acknowledging the inspection plan of the Company's internal audit; acknowledging information on current matters relevant for the internal audit of the Erste Group and on the efficiency and effectiveness of the internal audit; acknowledging the internal auditors' report on the areas of inspection and important findings on the basis of inspections made and the activity report pursuant to § 20 in connection with § 21 para 2 of the Austrian Securities Supervisory Act ("Wertpapieraufsichtsgesetz"); acknowledging immediate information on important findings of the auditor, the internal audit or an inspection by a regulatory authority; acknowledging immediate information on damages, which could exceed 5% of the consolidated equity or 10% of the budgeted net result; acknowledging reports of the management board on current developments in the fields of corporate governance and anti-money laundering, and the status of compliance; acknowledging the compliance activities report.

Committee for Management Board Matters

According to rule 43 of the CGC the compensation committee in Erste Group Bank is identical with the nomination committee and has been named "committee for management board matters". The committee for management board matters shall deal with and decide on relationships between Erste Group Bank AG and members of the management board with the exception of resolutions on appointment or revocation of appointment of management board members as well as the granting of stock options of the company.

Information on the number of meetings of the supervisory board during the reporting year and report on the focus of its activities:

There were seven meetings of the supervisory board in 2009.

At each ordinary meeting of the supervisory board the monthly developments of the balance sheet and the income statement were presented, the current market risk, risk bearing capacity and the status of individual subsidiary banks in Central and Eastern Europe were reported.

Based on the resolution of the general meeting of 2 December 2008, a resolution of the management board was passed outside of a meeting in February with the approval of the supervisory board to obtain participation capital with a total volume of up to EUR 2.7 billion and the management board was authorized – with the approval of the strategy committee – to finalize the negotiations with the federal government and fix the terms and the subscription form for participation certificates. On 30 March 2009, the financial statements and management report 2008 as well as the consolidated financial statements and management report 2008 were audited, the financial statements 2008 were confirmed in accordance with the recommendation of the audit committee, and the proposal for the distribution of the profit 2008 approved. At this meeting, Johannes Leobacher who had served as head of Group Capital Markets at Erste Group Bank AG since 1999 was appointed member of the management board effective 1 April 2009 until 30 June 2012 in the function as Head of Division Group Corporate and Investment Banking. Furthermore, a report on the situation in Eastern Europe and on the current status of the government banking package was given. The annual compliance report was submitted. At the constituent meeting on 12 May 2009 after the general meeting, the resolution was passed on the appointments to the committees of the supervisory board and on the distribution of the remuneration for the supervisory board decided at the general meeting.

On 22 June 2009, among other topics, the report on equity holdings 2008 and the first quarter 2009 were discussed. At the meeting of 27 July 2009, the mid-year report 2009 was presented and the investments of Erste Group Bank AG in its banks in Central and Eastern Europe were discussed. On 16 September 2009, the strategic planning of Erste Group Bank AG was discussed extensively and in this context the general decision reached to carry out a capital increase. The supervisory board meeting of 29 October 2009 was briefed on the results of the third quarter 2009 and a further, amended general resolution on a capital increase by issuing up to 60,000,000 new shares was reached. The strategy committee was authorized to take the required decision for execution. On 16 December 2009, the budget and the investment plan 2010 of Erste Group Bank AG were approved and the Group projections were discussed. Directors' dealings were reported and an annual report on major investments was given.

Information on the number of meetings of committees during the reporting year and report on their activities:

The risk management committee regularly took decisions at its 17 meetings in 2009 on investments and loans exceeding the powers of the management board and was briefed on loans granted within the scope of power of the management board. The supervisory board received the annual report on foreign currency loans and repayment vehicles on market risk, and was regularly informed of market risk, risk exposure tolerance and structured finance. Special reports were submitted on the measures to avoid unauthorised trading activities, on the newly organised retail risk management of Erste Group Bank AG; on the liquidity situation, the stress scenarios of subsidiary banks in CEE, the national and European stress tests, on the measures to reduce risk-weighted assets and to optimise capital, and on the real estate portfolio.

The strategy committee met six times in 2009. At the meetings on 25 and 26 February 2009, the strategy committee dealt mainly with the government banking package. On 26 February, it authorized the management board to enter into a general agreement with the federal government in the version as presented at said meeting. On 15 April 2009, the strategy committee dealt intensely with the agenda and motions for the annual general meeting 2009. At the meeting of 27 May 2009, among others, a report was presented on issuance of participation capital almost completed at the time. The main topic of the meeting on 2 September 2009 was strategic planning. At the last meeting of the year, on 16 November 2009, the decision for execution was taken with respect to the amount of the capital increase, the number of new shares to be issued and on the final offer and subscription price.

The audit committee met four times in the year 2009. On 25 February 2009, the preliminary single-entity and consolidated financial statements 2008 were on the agenda; the auditors reported on the status of the auditing of the single-entity and consolidated financial statements. Contingent on the approval of the supervisory board, the decision was taken to propose the appointment of Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H. to the general meeting as additional (Group) auditor for the financial year 2010. The supervisory board approved this proposal on 30 March 2009.

On 30 March 2009, the audit committee conducted the final discussion. The single-entity financial statements and the management report as well as the consolidated financial statements and management report were audited and recommended to the supervisory board for acceptance of the financial statements, and the proposal of the management board for the distribution of the net profit for the financial year 2008 was acknowledged. The head of the internal audit department reported on the areas audited and the key findings of the audit for the year 2008 and explained the audit plan 2009. On 29 July 2009, among others, a report of the internal audit department pursuant to Section 42 par. 3 Banking Act was presented. At the meeting of 2 December 2009, the bank auditors reported on the results of the preliminary audit and of the focus of their audit. The audit committee issued the instructions to obtain an estimate for the audit of the (consolidated) financial statements 2011.

The committee on management board matters met three times in 2009. Two meetings were held in March that dealt with the appointment of a member to the management board. The nomination of Johannes Leobacher was confirmed by the supervisory board at its meeting of 30 March 2009. At the meeting of 22 June 2009, the proposals of the management board on the voluntary reduction of management board remunerations were taken note of.

DISCLOSURE OF INFORMATION ON THE REMUNERATION OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD (C RULES 30 AND 31 AUSTRIAN CCG):

Principles applying to the performance-linked components of the management board remuneration, criteria for the performance-linked components, major changes versus the previous year

The total compensation of management board members has been defined bearing in mind a reconciliation with the interests of shareholders as far as possible, and is presented in detail in the Notes. The compensation consists of a fixed basic salary, a performance-linked bonus and other remunerations. The criteria for the profit participation of the management board members is net profit and the result of a leadership appraisal, and for the management board members with division competence also the attainment of the business goals defined by the supervisory board.

As of financial year 2010, the criteria, apart from net profit, for the cash bonus will include: the increase in the core tier 1 ratio (total risk) adjusted for participation capital, the non-performing loans coverage ratio, the cost/income ratio and the result of the leadership appraisal. Additionally, a long-term incentive programme has been introduced which is based on changes in the stock price of Erste Group Bank AG versus the group of peers and the Dow Jones Euro Stoxx Banks, with payout being exclusively in shares after a vesting period.

The maximum bonus is currently 200% for the CEO, for management board members responsible for divisions 300%, and for the other management board members 100% of the gross annual salary, and is only paid out in this amount if the net profit for the financial year 2009 reaches EUR 1,150 million (actual result: EUR 903 million), the division targets are achieved and the leadership appraisal results are at least 4.6 of 5 possible points.

Remuneration of the management board members

in EUR thousand	Bonus for the year 2008	Salary for the fiscal year 2009	Other compensation for the year 2009	Total 2009 (incl. bonus for the year 2008)
Managing board member				
Andreas Treichl	0	1,036	448	**1,484**
Franz Hochstrasser	0	579	144	**723**
Herbert Juranek	0	579	54	**633**
Johannes Leobacher, since 1 April 2009	0	427	40	**467**
Bernhard Spalt	0	579	54	**633**
Manfred Wimmer	0	579	152	**731**

Principles of the pension scheme for management board members

The members of the management board participate in the defined contribution pension plan of Erste Group according to the same principles as the employees of the Group. If a management board member's tenure ends before he or she reaches the age of 65 by no fault of the member, then for three of the six management board members the corresponding compensatory payments are made to the pension fund.

Principles for eligible time periods and benefit entitlements of the management board members in the case of termination of the position

Regarding benefit entitlements of management board members in the event of termination of their position, the standard legal termination benefit conditions of Section 23 of the Salaried Employees Act apply for three members of the management board. All other members of the management board are not entitled to receive any termination benefits.

Directors and officers insurance

A directors and officers insurance policy exists for the members of the management board paid for by Erste Group Bank AG.

Disclosure of remuneration paid to each member of the supervisory board in 2009 (C rule 51)

in EUR thousand	Supervisory Board compensation	Meeting fees	Total
Supervisory Board member			
Heinz Kessler	50	15	**65**
Georg Winckler	38	13	**51**
Theresa Jordis	38	11	**49**
Bettina Breiteneder	25	9	**34**
Elisabeth Gürtler	25	7	**32**
Jan Homan	25	7	**32**
Brian Deveraux O´Neill	0	3	**3**
Wilhelm Rasinger	25	13	**38**
Friedrich Rödler	25	16	**41**
Hubert Singer until 6 May 2008	8[1)]	0	**8**
John James Stack	25	2	**27**
Werner Tessmar-Pfohl	17	3	**20**
Gabriele Zuna-Kratky	25	1	**26**
Juan Maria Nin Genova, since 12 May 2009	0	3	**3**
Christian Havelka	0	8	**8**
Friedrich Lackner	0	7	**7**
Andreas Lachs	0	13	**13**
Bertram Mach	0	11	**11**
Barbara Smrcka	0	3	**3**
Karin Zeisel	0	10	**10**

1) Compensation was not paid out.

REPORT ON THE EXTERNAL EVALUATION

In 2006, for the first time, Erste Group Bank AG conducted an external evaluation of compliance with the Code of Corporate Governance for 2005. In April 2009, a voluntary external evaluation was completed for the financial year 2008. The two evaluations arrived at the results that Erste Group Bank AG complied with all of the rules of the Code. The summaries of the reports on these evaluations are available on the website of Erste Group Bank AG.

SHAREHOLDERS' RIGHTS

Voting rights

Each share of Erste Group Bank AG entitles its holder to one vote at the shareholders' meeting. In general, shareholders may pass resolutions at a shareholders' meeting by a simple majority of the votes cast or, in the event that the majority of the share capital present is required to approve a measure, by a simple majority of the share capital present, unless Austrian law or the articles of association require a qualified majority vote.

The articles of association differ from the statutory majority requirements in three cases. First, the appointment of supervisory board members can be revoked before the end of their respective term by a resolution of the shareholders' meeting, which requires a majority of 75% of the votes cast and a majority of 75% of the share capital present at such meeting. Second, the articles of association may be amended, provided that such amendment does not concern the business purpose, by a resolution of the shareholders' meeting, which requires a simple majority of the votes cast and a simple majority of the share capital present at such meeting. Third, each provision regulating increased majority requirements can only be amended with the same increased majority.

Dividend rights

Each shareholder is entitled to receive dividends, if and to the extent the distribution of dividends is resolved by the annual shareholders' meeting.

Liquidation proceeds

In case of dissolution of Erste Group Bank AG, the assets remaining after the discharge of liabilities and supplementary capital will be distributed pro-rata to the shareholders and the holders of participation capital securities. The dissolution of Erste Group Bank requires a majority of at least 75% of the share capital present at a shareholders' meeting.

Subscription rights

In principle, holders of shares have subscription rights allowing them to subscribe to any newly issued shares to maintain their existing share in the share capital of Erste Group Bank. Such subscription rights are in proportion to the number of shares held by such shareholders prior to the issue of the new shares. The aforementioned subscription rights do not apply if the respective shareholder does not exercise his or her subscription rights, or the subscription rights are excluded by a resolution of the shareholders' meeting or a resolution of the management board and the supervisory board in certain cases.

The Austrian Stock Corporation Act contains provisions that protect the rights of individual shareholders. In particular, all shareholders must, under equal circumstances, be treated equally, unless the affected shareholders have consented to unequal treatment. Furthermore, measures affecting shareholders' rights, such as capital increases and the exclusion of subscription rights, generally require a shareholders' resolution.

The articles of association of Erste Group Bank AG do not contain any provisions regarding a change in the share capital or the rights associated with the shares or the exercise of the shareholders' rights that differ from statutory requirements.

Stock corporations like Erste Group Bank AG must hold at least one shareholders' meeting per year (ordinary shareholders' meeting), which must be held within the first eight months of any business year and must cover at least the following issues:

- **Presentation of certain documents;**
- **Distribution of the annual profit;**
- **Approval of the actions of the management board and the supervisory board for the preceding business year.**

Vienna, 2 March 2010
Management Board

Andreas Treichl mp
Chairman

Franz Hochstrasser mp
Vice Chairman

Manfred Wimmer mp
Member

Johannes Leobacher mp
Member

Bernhard Spalt mp
Member

Herbert Juranek mp
Member

ADDITIONAL CORPORATE GOVERNANCE PRINCIPLES

Compliance

The responsibility for all compliance issues at Erste Group rests with the group compliance office, a staff unit reporting directly to the chief risk officer. The compliance rules of Erste Group are based on the relevant legislation, such as the Austrian Stock Exchange Act and the Securities Supervision Act; on the Standard Compliance Code of the Austrian banking industry as well as on international practices and standards. Conflicts of interest between our customers, Erste Group and employees are covered by clear rules regarding "Chinese walls", provisions on employee transactions, research disclaimer, gift policy etc.

Directors' dealings

In accordance with the Stock Exchange Act and the Issuer Compliance Regulation of the Austrian Financial Market Authority (FMA), individual trades by members of the management board and supervisory board in Erste Group shares are published on the websites of Erste Group (www.erstegroup.com/investorrelations) and the FMA.

Transparency

Investor confidence in public companies is essential to the functioning of the global economy. Transparent operations and reporting play a crucial part in building up confidence. Accordingly, it is one of the main goals of Erste Group and its investors that the financial results fairly reflect the results of its operations. Erste Group has always been diligent in maintaining compliance with its established financial accounting policies, which are consistent with requirements of International Financial Reporting Standards (IFRS) and for reporting its results with objectivity and the highest degree of integrity.

Risk management

Erste Group's approach to risk management seeks to achieve the best balance between risks and returns for earning a sustained high return on equity. A detailed report on risk policy, risk management strategy and organisation, as well as a thorough discussion of the individual risk categories, are found in the Notes beginning on page 130. In addition, credit risk is analysed in detail in a separate section from page 47 onwards, in the "Segments" section of this report.

Accounting and auditors

The company financial statements, company management report, consolidated financial statements and group management report of Erste Group Bank AG for the financial year 2009 were audited by Sparkassen-Prüfungsverband as the legally mandated auditor and by Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., appointed by the annual general meeting as the supplementary auditor.

FINANCIAL CALENDAR

Date	Event
30 April 2010	**Q1 2010 results**
12 May 2010	**Annual general meeting**
14 May 2010	**Record date**
17 May 2010	**Ex-dividend day**
19 May 2010	**Dividend payment day**
28 May 2010	**Dividend payment day – Participation Capital**
30 July 2010	**H1 2010 results**
29 October 2010	**Q3 2010 results**

As the financial calendar is subject to change, please check Erste Group's website for the most up-to-date version (www.erstegroup.com/investorrelations).

Every relationship is  about people.

Corporate Social Responsibility

INTRODUCTION

Corporate social responsibility is a firmly established reality at Erste Group. It goes back to the origins of the savings banks, which have always seen themselves as being guided by the common good, and has been growing from year to year along with the company.

CSR is the corporate philosophy with the clear objective of sustainable value generation. This objective can only be achieved if two criteria are met: On the one hand, taking into account the opportunities and risks that result from the economic, ecological and social challenges, and on the other hand, the inclusion of all relevant stakeholders such as customers, employees, investors and civil society.

In 2009, these efforts were rewarded by the excellent third place in the CSR Austria ranking that evaluates the sustainable behaviour of the 100 largest Austrian companies. In Romania BCR won the "Good CSR" award for applying the best CSR standards and practices, in Hungary Erste Bank Hungary was ranked third in the Mastercard Financial Corporate Social Responsibility Award, and in Serbia Erste Bank Serbia received the VIRTUS Corporate Philanthropy Award for the third consecutive time.

CUSTOMERS

Customer satisfaction is of key importance to Erste Group. Accordingly, the bank undertakes many efforts to continuously improve service quality. In 2009 it introduced group standards for service quality in order to ensure a consistent level of service capabilities among all subsidiaries. More specifically, clear descriptions and definitions for dealing with customer complaints, customer satisfaction measurement or critical customer interaction were established.

Retail customers

In addition to regular measures aimed at improving the retail customer experience, in 2009 Erste Group paid special attention to supporting its customers through the economic downturn. Under the theme of "Helping Hands" almost all subsidiaries introduced measures to help customers cope with tighter budgets, unemployment or a general deterioration of their financial situation. In addition, individual advice was provided with a view to boost financial planning skills and foster responsible behaviour in dealing with financial affairs.

Helping Hands

Erste Bank Oesterreich started the "s Österreich Initiative" as part of the "Helping Hands" campaign. Unemployed persons were given bank accounts free of charge for the period of one year. Together with Caritas Österreich, a training scheme was offered to enable persons affected by the economic crisis to take part in training and to improve their chances on the labour market. These measures were supplemented by events on the subject of "Well equipped through the economic crisis". The aim was to improve the personal financial situation.

Banca Comercială Română (BCR) focused on the proactive management of selected financially stressed borrowers, mainly by renegotiating loan terms. Furthermore, BCR introduced the optional payment protection insurance (PPI), representing an income insurance product attached to unsecured consumer loans, covering risks of unemployment, total and permanent disability and temporary incapacity to work.

Česká spořitelna helped their clients who were made redundant and are not able to meet their payments with personal consultancy and a free educational seminar given by the Manpower Staff Agency to increase their chances of finding a new job and maintaining their standard of living.

Erste Bank Hungary has implemented the Money Guide Programme to assist clients who face difficulties in repaying loans as a result of the crisis. The main elements of the programme were insurance cover for loan repayments in case of unemployment, extension of loan terms, reduced fees for early repayments and indiviual consultancy in financial affairs.

Further measures to improve the customer experience

Erste Bank Oesterreich started the new customer satisfaction study "Quality Check" at the beginning of 2009. Customers of the bank and the savings banks are regularly asked about their satisfaction in the relevant areas. The Quality Check study will enhance the understanding of customer needs and thus improve customer relationships. This measurement instrument permits internal and external benchmarking; and hence clearly exposes strengths and weaknesses.

Since March 2009, Erste Bank Oesterreich has also improved its offer to customers with a migration background. At 17 branches services are offered to customers from the countries of former Yugoslavia and at ten branches to customers from Turkey in their native languages. In this manner, Erste Bank Oesterreich covers the two largest groups of immigrants that jointly account for almost 50% of all immigrants in Vienna and makes a substantial contribution to supporting the integration process. This should lead to better services for existing customers and create opportunities to acquire new customers.

BCR improved customer service by centralising its customer complaints procedure. The quality of this service is closely monitored and aims at increasing customer satisfaction and improving communication. A project on the effectiveness of the retail sales force implemented a modern and standardised approach to maintaining client relationships. Among the main benefits of the project are higher sales, improved branch staff productivity and the implementation of service models for each client segment.

In 2009, BCR continued to administer foreign financing programmes that offer access to funding. These programmes aim to increase companies' competitiveness and reduce the disparities between Romania's economic regions, but also enhance customer relationships and support social stability by contributing to the creation of new jobs. Moreover, in 2009 BCR launched marketing campaigns to promote BCR EU Office services, mainly services under EU-financed projects for agriculture, competitiveness, fishing, tourism and infrastructure.

Erste Bank Hungary improved its customer service by substantially enhancing accessibility to its retail branches. As a result of the programme that started three years ago, the bank has thus far converted 108 of its 204 branches into disability-friendly premises by ensuring full access to the entrances and creating larger spaces inside the branches for easier manoeuvring. An additional 15 to 20 branches will be remodelled in 2010 and newly opened units will be architecturally designed to provide full wheelchair access.

In addition, Erste Bank Hungary has started teaching banking advisors sign language for the deaf-mute in collaboration with the National Association for the Deaf and Hearing Impaired. In a first stage, volunteering banking advisors in 11 branches will take the exam in sign language. In the long term, the bank aims to have deaf-mute-friendly branches in each county seat.

In 2009, Slovenská sporiteľňa focused on ensuring a smooth transition to the euro. Fittingly, the first euro transactions in Slovakia were run through Slovenská sporiteľňa's ATMs. Many clients expressed their satisfaction with the professional organisation and support of the euro introduction process.

Erste Bank Serbia focused its attention on advising clients on the accession process to the European Union and providing better services to the key client segment of pensioners. Specific measures included lower monthly account maintenance fees, delivery of free-of-charge account statements with pension cheques to the home address, pension withdrawals at ATMs one day earlier than at other banks, training in ATM use and life insurance policies instead of guarantors as loan security. In addition, Erste Bank Serbia identified the non-governmental sector as a source of potential customers, which led to the creation of a range of products specifically designed for such organisations and their employees.

Small and medium-sized companies (SME)

Numerous negative reports on the general state of the economy and scarce availability of bank financing created a sense of insecurity in the business sector. In response to this, Erste Bank Oesterreich and the Austrian savings banks started the s Österreich Initiative for SME customers at the beginning of 2009.

Under the theme "The Best Bank Takes the Initiative" (*Die beste Bank zeigt jetzt Initiative*) a loan volume of EUR 6 billion was pledged for the domestic economy over the next three years. EUR 3 billion are reserved specifically for corporate customers.

Neither were start-ups neglected in this difficult economic situation. The "GO! GründerCenter" provided consulting in 2009 for financing and financial aid schemes for persons making the switch to self-employment. The programme also included consulting and continuing education courses.

BCR strategically supports the SME sector by providing a wide range of financing solutions in order to help its clients to raise their domestic and international competitiveness. BCR's offer is based on various structural programmes amounting to about EUR 4.8 billion, as well as several national programs totalling EUR 265m. In addition, BCR supported companies to regain financial stability by extending working capital and investment loans at attractive terms.

Erste Bank Serbia participated in the official celebration of the First European SME Week and organised an SME Info Day in cooperation with the European Commission Delegation, the Ministry of Economy and Regional Development and the Ministry of Science and Technological Development. At this event, the Bank clients had an opportunity to obtain information about available EU funds as well as to establish contacts with other enterprises interested in getting involved in these activities.

Ethical investing

In 2009, the Austrian asset management company of Erste Group, ERSTE-SPARINVEST KAG, continued to focus on the theme of sustainable investments. The focus of activities was on sustainable thematic funds and sustainable investments in Central and Eastern Europe.

In 2009, a team of five sustainability specialists managed eight investment funds with a focus on sustainability. These include two bond funds, four regional stock funds and two theme funds for climate protection and environment. The latter two funds are managed in cooperation with WWF Austria. Apart from active fund management, the sustainability team of ERSTE-SPARINVEST also manages portfolios that are invested according to sustainability criteria.

The flagship product of the Group is the ESPA VINIS STOCK GLOBAL; in 2009 it was named the best global sustainability fund in Austria and Germany by the German consultant Feri. Furthermore, in 2009 the cornerstone was laid for the first globally-invested micro financing funds open to private investors.

In 2009, ERSTE-SPARINVEST was the first major Austrian investment fund company to adopt the Principles of Responsible Investment (PRI). This move once again highlights the commitment of the company to sustainable investment. Despite the turbulent times on the financial markets, ethical investments widened to EUR 1.2 billion, which corresponds to a share in total investment volume of 4.6%.

Financial inclusion

In 2008, Erste Group and its largest shareholder, ERSTE Foundation, launched an initiative to explore innovative ways in which the "unbanked" population in Central and Eastern Europe could be approached. As over 35 million people have no bank account in Erste Group's markets, providing access to financial services can play an important role in supporting economic development.

This "banking the unbanked" initiative led to the establishment of good.bee Holding ("good.bee"). It began operations in January 2009 with a mission to increase the accessibility to financial services of those population segments that – for economic, social or other reasons – are not adequately covered by commercial banks. By extending the reach of responsible financial services to economically or socially disadvantaged people, good.bee aims to support their development and social integration. The focus of good.bee's activities is in Central and Eastern Europe, in particular, those countries where Erste Group is active.

Access to financial services (2008, in million)
Banked and unbanked adult population (15+ years)



45
40
35
30
25
20
15
10
5
0
18.2
8.8
8.6
7.0
6.2
4.5
3.7
39.7
Romania
Czech Rep
Hungary
Austria
Serbia
Slovakia
Croatia
Ukraine
Banked population
Unbanked population

Source: Erste Group, Statistical Office of Serbia, State Statistics Committee of Ukraine. Share of unbanked population in Ukraine is extrapolated from Romanian data.

good.bee develops its financial inclusion activities in two main directions: On the one hand, it focuses on microfinance, i.e., extending the reach of financial services to support the development of population groups that presently have no access or only limited access to banking; On the other, on social entrepreneurship, i.e., developing market-based business models and financing solutions for the social sector.

Current good.bee Initiatives

In line with its strategy, good.bee's first ventures focus on providing financial services to people with no access or only limited access to banks as well as to social entrepreneurs. The first microfinance operations have been started in Romania – a country with over 8 million unbanked people and where Erste Group is the market leader in banking through its local subsidiary, Banca Comercială Română. At the end of 2009, the following good.bee ventures were in operation.

Good.bee Credit

This venture was launched in October 2009 in partnership with the Center for Economic Development Foundation, a successful local micro-finance organisation. good.bee Credit provides micro-loans in the rural regions of Romania, in particular, to small farmers and other agricultural micro-businesses and basic financial training and education. By year-end 2009 good.bee Credit had a total credit portfolio of some EUR 1 million.

good.bee Service RO

good.bee Service RO is the first company in Central and Eastern Europe to offer its clients the possibility to obtain a basic bank account without ever visiting a bank. Using mobile phone technology, the company provides an affordable current account and debit card (both issued by BCR), distributed through an independent sales network. The company was established in partnership with the WIZZIT Group of South Africa, a global pioneer in mobile banking. Launched in April 2009, the company had close to 15,000 clients as of December 31, 2009.

good.bee Changemakers

This is the first initiative in the region to combine a broad range of financing alternatives with a strong support network for social entrepreneurs, offering financial and developmental support through three streams:

- **good.bee Social Ventures Fund - A dedicated investment fund, offering social entrepreneurs debt or equity financing to develop their ventures.**
- **The Social Entrepreneurs Support Network - It builds the professional capacities and operating capabilities of social entrepreneurs that have obtained financing under the initiative.**
- **Ashoka Fellowships in partnership with ERSTE Foundation - A living grant for three years, allowing social entrepreneurs to focus full-time on building their institutions and spreading their ideas. The good.bee Changemakers Initiative is developed in partnership with Ashoka, the global association of leading social entrepreneurs, and is fully supported by the Erste Group and ERSTE Foundation. First investments are expected in early 2010.**

In 2010 good.bee intends to continue with the development of the above operations. It will also explore possibilities to provide microfinance services in other Erste Group markets.

CIVIL SOCIETY

Erste Group looks back at a long tradition in the area of cultural and social involvement and is committed to sharing its success with the wider community.

"Kontakt" is Erste Group's programme for the arts and civil society and serves as the Group's framework for all of social and cultural initiatives and activities.

Arts and culture

For the sixth time, Erste Group has acted as a partner for the Viennale, Austria's largest film festival.

Together with the publisher, Klett-Cotta, the bank sponsored the Jean Améry prize, one of the most renowned literature prizes in the German-speaking world. With the extension of the Jean Améry prize to the region of Central and Eastern Europe, Erste Group has once again shown its commitment to the cultural integration of the region.

In 2009, "Kontakt" supported the project "Unabhängige Literaturhaus Niederösterreich" (ULNÖ) (Independent House of Literature in Lower Austria) for the fifth year in a row within the scope of "Atelier Top 22". The project gives authors from Central and Eastern Europe an opportunity to spend two months in Austria. It makes it possible for writers to present their texts to a German-speaking audience.

Every year since 1989, the Erste Bank composition commission has been awarded to a young Austrian composer. At the "Wien Modern" festival, the premiere of the resulting work is performed by Klangforum Wien (a leading ensemble for contemporary music whose main sponsor since 2007 has been Erste Bank Oesterreich) and the piece is also added to two other concert programmes of this outstanding ensemble. In 2009, Erste Group 2009 was awarded the art sponsoring prize "Maecenas" for its long years of support for the composition prize.

Erste Group and Secession have been working as partners for many years. Employees of Erste Group benefit from this partnership through special art programmes.

Within the scope of "Kontakt", Erste Group has been supporting the VIENNAFAIR - International Contemporary Art Fair with a focus CEE since 2005: Erste Group provides support for the participation of East European art galleries in the art fair. The group of galleries that received support increased to 29 exhibitors in 2009. The galleries came from Moscow, Budapest, Bratislava, Prague, Warsaw, Bucharest, Vilnius, Ljubljana and Belgrade.

The platform Tranzit was founded in 2002 and is dedicated to the promotion of contemporary art and theory in the regions of Central and Eastern Europe and has a focus on the Czech Republic, Slovakia, Hungary and Austria. Tranzit offers artists, curators and academics in these countries the opportunity to develop artistic and socially-relevant strategies.

The art collection of Erste Group focuses on the production in Central, Eastern and Southern Europe taking into account the current discourse on art and critical theory. It reflects on the political and historical transformation in Europe and the value attached to art before the background of specific cultural, social and economical developments in the ex-communist countries. The objective is to develop a concept-based collection with a well-founded art history background that addresses local themes and contexts with positions often disregarded within international art production and ignored by many museums up to now. As in previous years, works from the art collection of Erste Group were shown at many exhibitions in 2009.

Activities by Erste Group's subsidiaries

In addition to group wide activities within Kontakt and Tranzit, in 2009 Erste Bank Hungary became a strategic sponsor to Művészetek Palotája (Palace of Arts), a cultural centre acclaimed in

Hungary and internationally and remained one of the main sponsors of Magyar Filmszemle (Hungarian Movie Week). In addition to cultural events with national significance, the bank continued to support regional and community events (performances in rural theatres, village days, local festivals and concerts).

In 2009, Erste Bank Serbia continued its long tradition of providing support to the further development of the culture and art scene of Serbia. Traditional cultural events were supported, such as the Sterija Theatre Festival, a competitive festival of national drama and theatre; the Zmaj Children Games, the largest children's event in Serbia; the Belgrade Summer Festival, the Belgrade JAZZ Festival: Young Serbian Designers 2009 - MIXER EXPO 2009 - an exhibition by young talented industrial designers from Serbia who presented objects made of eco-friendly materials; and, the Trgni se! Belgrade Poetry Festival.

Erste Bank Serbia is particularly proud of Centrifuge, its donation programme, aimed at cultural decentralisation, by which it helped the initiation of eight new cultural events in eight local communities during 2009. The goal of the Centrifuge programme, which was launched together with the Balkan Local Initiatives Fund, is to encourage activism of young people of 15 to 30 years of age in the field of culture at locations in Serbia where the bank operates, outside of Novi Sad, Belgrade and Niš.

Over the past year, Slovenská sporiteľňa predominantly supported cultural activities in regions, in which it has a long-term cooperation with regional theatres. These are Nitra, Prešov, Martin, Košice and Žilina. It was also a general partner of the largest jazz festival in Central Europe – Bratislavské jazzové dni Slovenskej sporitelne, for the seventh year running.

In its second year, the educational project Jazz Goes to Schools was nominated for the Via Bona award for corporate philanthropy and courage to support a project carried out in a non-traditional way. The objective of this project was to interactively introduce the rhythms that laid the foundation of modern pop music to secondary school students. Concerts gave basic information, presented various styles, jazz development and electronic music effects. This project toured six Slovak cities and was very well received by the public.

Social activities and sports

Erste Group and Caritas are not only long-term partners, but also bound together by the common objective of assuming responsibility for a stable and peaceful development of society in Central and Eastern Europe. Therefore, Erste Group has been supporting its partner Caritas since 1999 in its work for children in the poorest countries of Europe. Within the framework of the Caritas campaign 2009, Erste Group supported the communal residence St. Damian in Spiske Vlachy in Slovakia. Young adults from state-run orphanages and children's homes are helped to start an independent life.

An important aspect of the joint commitment of Caritas and Erste Group is the fight against poverty in Austria. In 2009, Erste Group also supported the Caritas autumn campaign for people in need under the theme "Your help can create miracles". Another Caritas project, "Young Caritas" with the aim of motivating young people to act in a socially responsible way is also supported by Erste Group. Young Caritas sees its role to act as an intermediary between Caritas and young people that want to address themes such as homelessness, the elderly and immigrants.

Activities by Erste Group's subsidiaries

Österreichische Hilfswerk, one of the large Austrian service providers in the healthcare and nursing sector has been a major cooperation partner of Erste Bank Oesterreich since 2003. The partnership concentrates on the topic of care.

Sponsoring activities of Erste Bank Oesterreich in the cultural, social and economic context are supplemented by specific commitments in the area of sports. When selecting sponsorships, Erste Bank Oesterreich focuses on the promotion of young athletes, regional sports and added value for customers.

For more than 30 years, Erste Bank Oesterreich jointly with the savings banks has been supporting the school soccer and volleyball leagues. This commitment is the longest existing sponsorship for the promotion of young athletes in Austrian sports and boasts the participation of over 1,000 students making it the largest youth competition in Austria.

The biggest running initiative of Austria, Erste Bank Sparkasse Running, covered over 200 running events throughout the country in 2009. Erste Bank Oesterreich makes an important contribution to preventive healthcare. Apart from the healthcare issue, the preventive aspect fits in very well with the idea of financial provisioning.

In 2009, Erste Bank Oesterreich once again supported the Vienna City Marathon, the largest running event in Austria with over 27,000 runners. It was also the sponsor and patron for the third time of the Erste Bank Vienna Night Run, a charity run in favour of "Licht für die Welt". Erste Bank Oesterreich sponsors the event, kidsrun4kids, at which over 18,000 elementary school pupils take part in ten runs.

BCR is one of the most important contributors to community welfare, with the dedicated budget being one of the biggest in Romania. In addition to a significant number of sponsorships in various fields such as art, culture and health, BCR developed a new community involvement strategy. Thus, BCR currently focuses on three main directions: financial education, entrepreneurship development and business alignment to community needs.

"BCR Hopes" is a project aiming to support the musical education of talented youngsters, initiated by BCR and Good.Bee holding, in partnership with Radio Romania,and other organisations. 17 children were selected for their remarkable musical talent and will be sponsored in the first stage of this programme.

Within "The second chance" programme, aiming at reintegrating children into schools and society, over 1,500 children benefited from social, medical and psychological assistance, material support and instructive and socializing activities in 15 centres of the "Save the children Romania" organization. The project has nationwide coverage and represents another opportunity for BCR employees to enrol as volunteers.

In 2009, BCR became a partner of the "Food Bank" project, initiated by the Romanian Red Cross. "The Food Bank" aims to collect and distribute non-perishable food items, obtained through donations and sponsorships, to people in distress (pensioners, people with disabilities, single parent families, etc.) as an immediate solution for improving their situation.

The social sponsoring activity of Erste Bank Hungary is primarily focused on helping youths, supporting the disadvantaged of society in improving their living standards, retaining a healthy lifestyle, and on preventing diseases. In addition to financial donations, the bank often gives donations in kind, i.e. through corporate volunteering efforts of its employees. Organisations supported this way are, for example, the SOS children's village, the Hungarian Red Cross, the Foundation for Healthy Communiti.e.s and the International Children's Safety Service. In addition, the bank sponsors international and national sport events, and several highly popular teams, such as the men's handball team of Békés.

Erste Bank Serbia pays special attention and allocates funds to initiatives and projects that contain an inclusion element and improve the quality of life of marginalised social groups. In 2009, the bank supported the inclusion of disabled persons through their employment by supporting the My Little Table project created by Dragana Ognjenović as well as work centres of the Milan Petrović School, Novi Sad. Together with PerArt, the Bank also worked on social inclusion of disabled persons through art.

Education

Slovenská sporiteľňa regularly supports educational projects at 13 Slovak universities. While the bank focused mainly on projects associated with the euro conversion in 2008, this year, the projects concentrated on education within the European context. Projects were associated mostly with the 20th anniversary of the Velvet Revolution in the former Czechoslovakia, in which students played a key role.

The project "I Think Economically" by Slovenská sporiteľňa and the prestigious weekly magazine TREND targeted the education of secondary school teachers, while the Nadácia (foundation) of Slovenská sporiteľňa carried out the project "School through Practice" – an educational grant programme for secondary school students.

Česká spořitelna (ČS) continued collaboration with the Prague School of Economics (VSE) which the bank supports as a general sponsor. The course which started in the winter semester of the academic year 2009/2010 is taught both by VSE lecturers and ČS managers. Students may compile semester and diploma theses, participate in projects or professional internships at the bank and in this way combine theoretical and practical knowledge in a real financial environment. There is also an open day for students and a special lecture on succeeding on the job market.

CS also supported education seminars for students from all types of higher education colleges aimed at developing soft skills - e.g. presentation techniques, communication skills, project management, etc. The tuition fees will be donated to support existing CSR projects, covering the elderly, drug prevention and sustainable development. The choice is made by those seminar attendees who participate in the course of the winter semester of the academic year 2009/2010.

In 2009, BCR launched its first nationwide financial education programme, "My personal finance" recognising that a sustainable development the society is based on a strong education system. Under the partnership with Junior Achievement Romania – one of the most famous junior education organisations worldwide – the programme "My Personal Finance", offers information to upper secondary school students on correct financial planning, elements of an adequate personal budget, savings and investment principles, investment types, advantages and disadvantages of loans, loan types and costs. During the 2008/09 school year, over 3,500 students from 35 cities learned about financial mechanisms and their functioning in "learning by doing" with the support of BCR volunteers.

"The Money School" is another project launched by BCR, aiming to become the most important Internet community for people who wish to learn about realising their aspirations responsibly. The purpose is to improve people's awareness regarding their own financial affairs, a key element for personal and social balance.

Erste Bank Hungary aims to be a pioneer in improving financial literacy. In the past, the bank sponsored a number of contests in financial education for students, while more recently it participated actively in making financial and economic information available. In this respect, the biggest chance manifests itself in youth education, since this is the demographic group that is extremely open-minded to new knowledge and to using online and mobile platforms.

In 2009, Erste Bank Serbia continued to support the development of education through standard grants to elementary and secondary schools as well as by supporting alternative educational programmes such as the 2nd World Biennial of Student Photography of the Art Academy, Novi Sad; the 3rd Science Festival, Belgrade; the Laboratory of Famous People, a selection of the best science communicator, which was organised by the British Council and Serbian Broadcasting Corporation; and, the "Adventure COOLture", a free multimedia CD with a presentation of Belgrade cultural events for children.

In 2009, Erste Bank Serbia started its cooperation with Junior Achievement, which is the world's largest organisation dedicated to educating students about workforce readiness, entrepreneurship and financial literacy through hands-on programmes. The goal is to support the development of young people, but also to involve employees in working with young talents on their programme "Junior Achievement Banks in Action".

Corporate volunteering

A key element of the concept of corporate social responsibility at Erste Group are the volunteering programmes, which provide employees with an opportunity to place their time, knowledge and energy at the disposal of those to whom it will mean much more than money.

The corporate volunteering programme of Erste Bank Serbia was initiated back in 2008. The programme is of a long-term character and involves the organisation of volunteering activities at different levels and in different communities. In addition to concrete actions implemented, the goal is also to raise awareness for the need of community involvement. During 2009, five volunteering activities were implemented in five local communities throughout Serbia, in which over 100 volunteers or over 10% of Erste Bank Serbia's employees took part.

In 2007, Česká spořitelna joined major international companies in allowing its employees to work for a charity during working hours while receiving regular pay. Corporate volunteering is another way of sharing one's success with wider society and help people in need. CS employees can volunteer to work two days per year for a charity or participate in socially beneficial activities. In 2009, almost 1,200 employees helped in more then 80 non-profit organisations across the Czech Republic.

In 2006 Erste Bank Oesterreich took part in the project "Vernetzte Welten" (networked worlds), and in 2009, selected NGOs offered bank employees the opportunity to take over responsibility for a limited time for innovative projects, with the staffing expenses not being billed by the bank.

STAFF

Work in the area of human resources in 2009 was strongly influenced by the financial and economic crisis. Despite the quite satisfactory result for 2008, the entire management board and 2nd management level staff voluntarily gave up their bonus payments; the bonus budget for all other employees was cut by 40%. Furthermore, the management board also voluntarily relinquished 10% to 25% of their guaranteed annual remuneration effective as of 1 July 2009 and the continuation of the Long Term Incentive Programme (LTIP).

The number of employees at Erste Group declined by only 4.1% despite the crisis that prevailed in the year 2009. This was due to a Group-wide programme to view redundancies for economic reasons as the last option (with the exception of the Ukraine) and to look for alternative ways of achieving lower personnel costs. In this context, there were more offers of part-time jobs, sliding scale pension and part-time retirement schemes, short sabbaticals, increased utilization of holidays credits, reduction of overtime, and in Austria, financial aid for employees in buying education periods for pension entitlements to retire earlier.

As regards personnel development, at the Group level all projects planned were continued or started on schedule, in part jointly with Erste School of Banking and Finance. These measures include the Group Leadership Development Programme as well as the Group Junior Trainee Programme, which was completed successfully in August 2009. This "Erste Group Junior Trainee Programme" currently runs with the second group of trainees, focusing on risk management, corporate banking, treasury, real estate and IT. These 21 trainees from all countries of Erste Group will also benefit from a new co-operation with University of Vienna (Universität Wien), which grants them a reduction in time and fees for further academic degree studies, if they successfully pass the trainee programme.

At the local level, attention was paid to avoiding as far as possible any restrictions on training programmes in order to signal continuity at all levels to employees. At the holding company itself, a programme for potential young managers was started.

With a view to positioning the bank as an attractive employer in the region, a Group-wide recruiting initiative was launched with the objective of standardising and harmonising recruiting. As of the beginning of 2010, a Group-wide "internal labour market" was started to support mobility within the Group.

In order to intensify contacts with potential employees, Erste Group together with five partners again took part in the Initiative "Students4Excellence". The objective is to establish contacts with the top 5% of the students at Austrian universities early on, to given them an opportunity to get to know the company, and to facilitate their entry into the profession via internships and a mentoring programme.

Based on the findings of the Group-wide employee survey conducted in 2007, the relevant measures were put in place during the course of the past year. The next Group-wide survey is scheduled for 2011 and after that every four years. In between, local surveys will be scheduled to obtain feedback on more specific questions.

The preparatory work for a Group-wide career model as regards expert knowledge and management qualities was also continued. The focus was placed on behaviour – as it is not only a matter of what one does, but also about how one behaves vis-à-vis superiors, subordinate employees, colleagues and customers. To this end, a 360° feedback was also conducted for all management level staff at the holding company and for a large part of the management staff of Erste Group (total of around 1,600 persons).

In close co-operation with the respective business lines, Erste School of Banking and Finance started the first Group-wide standardised education programmes in so-called "Business Colleges". Within the Risk Management (RM) College, the first group of 19 experienced risk managers from throughout Erste Group is now on an 18-month track in the Advanced RM Programme. The purpose is to ensure a homogeneous understanding of standards and processes within Erste Group, and to produce a pool of one hundred experienced risk managers in the coming years. The programme includes an intensive portion of distance learning and ends with an exam. Similar activities have also started in other business lines.

"Learn. Reflect. Exchange. Network" is the motto of a lecture series that the Erste School of Banking and Finance offers to all interested employees. In the months of July and August 2009, 18 "Group Summer Lectures" in co-operation with various business lines were organised. More than 700 attendees discussed topics from the areas of treasury, risk management, strategy and investment banking. Furthermore, Group Lectures were organised in all countries of Erste Group throughout the year. The lecturers are experienced colleagues of Erste Group as well as renowned external speakers.

Activities by Erste Group's subsidiaries

The aim of Erste Bank Oesterreich is to give employees attractive prospects and development options for their individual career paths (expert and management careers) by establishing a new career model. Within the scope of the career model, the qualification possibilities and development conditions are set out stage by stage. There is a concrete management profile for every function of the company that describes the expert, personal and social requirements for each career stage. On this basis, a standardised training and further education offer is prepared that matches the personal and social requirements. The transparency created by the career model is designed to make the professional advancement of employees easier. In 2009, the career model was implemented across Erste Bank Oesterreich's entire business. The implementation at Erste Holding as well as at selected savings banks is planned for the year 2010.

In 2009, Erste Bank Oesterreich started its inaugural childcare pilot project named "Flying Nannies". Under this programme, "nannies" look after the children of employees on school holidays on which their parents do not have off at the bank's premises.

Furthemore, Erste Bank Oesterreich was named one of the three best companies for apprenticeships by the Republic of Austria. The bank offers a total of 90 apprentices the opportunity to complete a three-year dual apprenticeship course to become bank and/or office clerks. The apprenticeship training provides education with highly specialised knowledge and is also practice-oriented, with the individual personality development of each employee being devoted the highest priority.

Erste Bank Oesterreich was also recognised for its offer to students through the "Place to perform"-study. The study evaluated companies that invest today into the employees of tomorrow and not only give students their first chance to gain practical experience, but also the best possible work and learning environment. In 2009, Erste Bank took part in a study and achieved fifth place, which puts the group in the Top 5 of the most attractive employers offering internships in Austria.

Key staff indicators – (Austria, ex savings banks)

	2009	2008	2007
Employee turnover	**4.4%**	5.1%	5.5%
Sick days per year	**7.6**	6.8	7.0
Training days per year	**2.9**	3.2	3.2
Women in management positions	**25.4%**	24.4%	22.9%
Share of part-time staff	**23.6%**	21.6%	22.5%
Share of female part-time staff	**83.4%**	84.9%	85.5%

The health of the employees for Erste Bank Oesterreich remained a key concern in 2009. In 2009, a preventive health check up was offered to all employees (participation rate: over 60% of all employees). For the first time, blood tests were also made to identify oxidative stress. An extensive lifestyle consultation by occupational physicians was conducted with a focus on the early recognition of risk factors for cardio-vascular diseases. The preventive physical check-ups were done at the workplace.

Furthermore, in 2009 a focal topic was "healthy veins". As employees are mostly engaged in sedentary work, preventive medical care for vein diseases is also a topic specific to work activity and occupational health; over 700 employees took part.

Intensive training for management level staff and employees on the topic of "stress management" and "burnout prevention" was also offered as well as courses on relaxation techniques. These courses take place during working hours and serve, on the one hand, to balance movement, and on the other, to help employees to learn strategies to help them regain their balance relatively quickly in critical phases.

All of the health-related indicators are collected and evaluated by the health centre, also with respect to demographic patterns. The data collected indicates that the number of chronic diseases (esp. of the spine and psychological) clearly decreased during the period 2006 to 2009 among employees of Erste Bank Oesterreich as compared to the total population of Austria. In 2009, the healthcare centre reported around 10,000 consultations. In 2009, Erste Bank Oesterreich was awarded the quality certificate by the Minister of Health "Gütesiegel Betriebliche Gesundheitsförderung" (quality seal for the promotion of occupational health) for a three year period. This special distinction is awarded to one to three companies every year that serve as models for the promotion of health in everyday work routines.

At BCR, talent and career management processes continued to be implemented gradually. In 2009, a manager talent pool was created. To take part, an employee has to be nominated on strict criteria, two of which are high past performance and high future potential. By being identified as talents, employees enjoy intensified targeted development and career support including seminar training, networking and idea-sharing opportunities with senior managers, other talented employees, external guest-speakers and international colleagues, and are also promoted as good internal candidates.

Based on a thorough selection process, some of the managers were selected in the local manager talent pool, five were accepted for Group Leadership Development Programme and three for Connect (Group Development Programme for Senior Professionals & Potential Managers). As a first development measure, five managers from the local pool will benefit from an 18-month MBA programme conducted by Vienna University.

Furthermore, the first BCR Employee Opinion Survey was conducted during September 2009 by an external consultancy company. The main objective was the identification of specific needs of BCR employees and to obtain a full picture of the views and attitudes of the bank's employees.

In order to support employee development, a new employee recognition scheme - BCR Star Awards - was implemented in 2009. This programme gives formal recognition to any BCR employee who has been with the bank for at least six months and has made a meaningful contribution to the results of his/her organisational unit or to the business in general.

In order to promote and sustain a performance-driven culture within BCR, a performance management application was implemented in 2009. All employees have access to the application, which supports the annual assessment process and helps to achieve enhanced transparency of the performance management system and employee motivation schemes.

The Training Department designed and conducted the training strategy for 2009, aligned with the business lines' objectives and with Erste Group's training model. The average training days-per-employee ratio at bank level exceeds 3.5.

The outplacement programme, which was officially launched in 2008, continued in partnership with an external HR specialist that provides nationwide coverage. The main objective is the external relocation of the employees affected by collective dismissal through customised professional counselling and support in designing a personal development plan. As of end-2009, about 75% of the employees needing career assistance joined the programme. Over 3,000 one-on-one and collective meetings and counselling sessions took place, aiming to identify the best job alternatives based on the personal, educational and professional background of each person, and to best prepare the candidates for interviews.

In 2009, Erste Bank Serbia continued its organisational culture change project, which established corporate values, a mission and a vision for the bank. Activities were grouped into seven sub-projects aimed at triggering the necessary changes, but also incorporating the key messages in everything the bank does. In order to promote active and healthy living as well as stress reduction, Erste Bank Serbia launched a pilot programme named "Giving up Smoking through the Allen Carr Programme". The human resources as well as the communication departments were early adopters. Fostering solidarity among employees was also high on the agenda in 2009. To this effect, the Marina Ćurčić Fund was created by the bank and the trade union. This fund supports employees in the event of illness, death of an employee or a member of his/her immediate family or a dire financial situation. The fund also grants loans to employees for the education of their children and grants scholarships to children of single-parent employees. During 2009, the fund supported 112 employees with around EUR 23 thousand.

ENVIRONMENT

Erste Bank Oesterreich and Erste Group Bank (Holding) dealt intensely with the topic of environmental data management in the financial year 2009. For the first time, full carbon footprint analyses were carried out in accordance with the standards defined by IPCC and environmental data of material relevance was collected and evaluated for the two organisations and their functional subsidiaries. This significantly enlarged and refined the scope of data collection in comparison to the annual report 2008, which resulted in some massive changes to the data collected up until 2007. The data series below shows their development over the years 2007, 2008 and 2009; the environmental impact of the operations of the Erste Bank Oesterreich branch offices was also taken into consideration. The environmental data 2009 covers around 5,000 employees and net office space of approximately 180,000 m^2.

The environmental data reveal a positive trend: In the area of heating energy, an improvement was achieved despite the relatively cold period in 2009 as compared to the years 2007 and 2008 by optimising the heating installations and control systems. A positive change was also attained in the area of electricity consumption by measures to raise awareness and include employees in processes, by the optimisation of lighting and the targeted use of cooling and air conditioning technology.

Key environmental indicators*

	2009	2008	2007
Flight distance (km per employee)	2,174.0	2,803.0	3,179.0
CO2 emmissions (tonnes per employee)	1.9	2.2	1.9
Water consumption (m3 per employee)	6.0	*	*
Reprographic paper consumption (kg per employee)	36.4	42.6	*
Recycling rate (%)	70.5	*	*
Electricity consumption (kWh per employee)	4,315.0	5,133.0	4,811.0
Heat energy consumption (kWh per m2)	79.7	87.9	82.7
Waste (kg per employee)	206.0	*	*

*) Due to the reorganisation of data collection, no figures of comparison are available for 2007 and 2008. The data on water consumption is based on 1,304 employees (the complete data collection for the calendar year 2009 had not been completed at the time of this writing).

The reduction in the number of flight kilometres was achieved by a more conscious use of air travel during the economic crisis in 2009. Erste Bank Oesterreich and Erste Group Bank (Holding) aim to continue this extremely positive trend (-22.4%), but based on a much deeper environmental commitment in the year 2010.

The specific carbon footprint diminished in 2009 to below two tonnes CO2 per employee. The drivers of these positive changes can be identified in the aspects already mentioned and in the following additional measures:

- **Switching of two further vehicles used by technicians to natural gas-fuelled vehicles;**
- **Switching of 36 vehicles of the fleet to the more efficient Blue Motion technology.**
- **Creation of additional bicycle parking stands at two central locations to encourage climate-friendly mobility of employees;**
- **Saving electricity by modifying PC technology to "Wake on LAN" makes it possible to execute updates without turning on the PC.**
- **Information to employees disseminated via the intranet and articles in the newsletter of the savings bank on environmental protection and energy saving measures;**
- **Technical changes to the lighting systems to permit the switching off of lights not needed, and**
- **Continued participation in the ecoprofit project as an "ÖkoBusiness" company**

Furthermore, Erste Bank Oesterreich and die Erste Group Bank are participants of the Carbon Disclosure Project (CDP).

In 2009 BCR's environmental activities centred on the more efficient use of electricity, fuels and water – to this effect the bank launched the ECO BCR project – and better awareness of environmental issues. The latter was achieved by attending the ESRA (Environmental & Social Risk Analysis) course organised by UNEP Finance Initiative, a global partnership between the United Nations Environment Programme and the financial sector, in order to improve its expertise in this particular field.

Česká spořitelna aims to align longer-term business decision-making as well as day-to-day activities with sustainable development standards. One example for this intention is the "Green Light to Energy Savings Programme" of the State Environmental Fund (SEF) for which the bank has been handling the application process and the disbursement of subsidies to the successful applicants' accounts since June 2009. Česká spořitelna ensured the best possible access to the programme within the shortest time possible, and is the first bank to have started accepting applications for subsidies from the "Green Light to Energy Savings Programme".

In the area of environmental protection, Nadácia Slovenskej sporitelne, the foundation of Slovenská sporiteľňa, launched the "Green Schoolyards" grant focused on the environment of school courtyards in elementary and secondary schools. The pilot project was a major success and Nadácia Slovenskej sporitelne evaluated some 80 submitted projects. Nadácia cooperates with the non-profit environmental association Jablonka on this project.

Erste Bank Hungary is committed to improving energy efficiency at its new headquarters and branch offices. Concrete activities include motion sensor lighting, the operation and optimum positioning of the elevators, heating and air conditioning system energy saving mode during the night and on weekends, and room temperature adjustment to external temperature. In order to reduce paper consumption, Erste Bank Hungary has implemented the option 'cash withdrawal without statement' in its ATM network. For employees riding bicycles to and from work, the bank installed two storage rooms and locker rooms with washroom facilities. In doing so, the bank promotes healthy and environmentally-friendly transportation.

Concrete measures and activities by which Erste Bank Serbia contributes to environmental protection include the following: recycling of IT equipment, toner cartridges and office paper, replacement of regular light bulbs with energy-saving bulbs, mandatory check if the lights, air-conditioners and other devices are turned off after the end of working hours, as well as strict control of electricity, water and heating consumption. Through these activities, the bank successfully informs and motivates its employees to personally contribute to the preservation of the environment. This was demonstrated by the fact that environmental protection scored highest in the 2009 survey on volunteering activities of employees.

First hand information  for shareholders.

Erste Group Share

Along with the general recovery of international stock markets, the shares of Erste Group gained 60.9% last year after having suffered a dramatic decline during the financial crisis of 2008. Despite the difficult market environment, Erste Group, one of the leading banks in Central and Eastern Europe with a customer base of more than 17 million, continued to operate successfully in 2009.

DEVELOPMENT OF STOCK INDICES

Recovery of stock markets after financial crisis

Following the dramatic declines in share prices as a result of the financial crisis, which started in the third quarter of 2007, and the subsequent global economic downturn, international stock markets have been posting gains again since March 2009. Last year was the best year since 2003 for the major stock markets. The Dow Jones Industrial Index rose by 18.8% in the year ended after losing 33.8% in the previous year, whereas the Dow Jones EuroStoxx 50 Index increased by 21.0% in 2009 after its 44.3% decline in the year before. The Nikkei 225 of the Tokyo Stock Exchange also racked up gains of 19.0% after its 42.1% drop in the previous year.

All key stock exchange indices achieved double-digit growth rates, but in so doing recouped only part of the considerable losses sustained in the preceding year. Looking at the decade just ended, however, indices such as the Dow Jones EuroStoxx 50 and several leading European indices (FTSE, CAC-40 or Dax) posted a negative performance.

Government and central bank measures prove effective

Governments and central banks took a number of policy measures in order to stabilise the economy, on the one hand, and the banking system on the other. While the former provided billions in fiscal stimulus and support packages for banks covering public guarantees and nationalisations, the latter proactively managed money supply in order to maintain liquidity in the banking system. Monetary policy measures included reductions in key interest rates to historic lows and the purchase of mortgage-backed securities and government bonds. Overall, this concerted action underpinned the turnaround in international markets. The first positive signals came with a surprisingly favourable reporting season worldwide and signs that the impact of an active economic policy was coming to bear, indicating an end to the recession. Although these indicators were not yet sustainable, inexpensive share valuations following the steep declines and the lack in investment alternatives helped attract investors back to the stock markets and thus contributed to the rise in prices. The relatively quick partial repayment of state aid by the US banks also buoyed the markets.

Following the sharp decline over the previous year and the first two months of 2009, bank shares, too, rose markedly as of March. The sustained expansive monetary policy pursued by the central banks and the announcement by several banks that they were planning to take advantage of the recovery in share prices by raising capital in order to repay the state aid they had received, gave additional impetus after the second quarter of 2009. Subsequently, share prices profited from the quarterly results of several banks in the US and Europe which were substantially above expectations. After a 63.7% decline in the year before, the Dow Jones Euro Stoxx Bank Index, which comprises the most important European bank shares, experienced an increase of 48.9% to 219.96 points.

By rising 42.5% ATX outperforms international indices

After a volatile development, the Vienna Stock Exchange reported a 42.5% rise in the ATX to 2,495.56 points in 2009, recovering half of the losses it had suffered since the financial crisis had broken out over two years earlier. Based on the annual low of 1,411.95 points on 9 March, the increase actually amounted to 76.8%. Last year, which has been the worst year since the ATX was launched 19 years ago, saw the index fall 61.2%. The ATX reached an annual high of 2,752.39 points on 20 October. The Vienna stock market performed better than major markets in 2009, since it had sustained comparatively higher-losses in the year before. This was due mainly to massive sales by international investors following negative reports by rating agencies and the media on Eastern Europe and their impact on Austrian companies given their high commitment to this region. Following the resurgence in share prices, the market capitalisation of the Vienna Stock Exchange reached more than EUR 77 billion after EUR 53.1 billion at the beginning of 2009. By way of comparison, market capitalisation had been at EUR 156.6 billion at the beginning of 2008. Although positive sentiment has returned since March, average monthly trading turnover declined by 50% to some EUR 6 billion in 2009.

DEVELOPMENT OF THE ERSTE GROUP SHARE

Erste Group share outperforms European bank index and ATX – up 60.9%

Under the impact of the financial crisis and the extremely negative sentiment towards Central and Eastern Europe, the Erste Group share reached a historic low of EUR 7.00 on 17 February 2009. Thanks to the stock market recovery, a confirmation of the Erste Group rating by Standard & Poors and Moodys and the inclusion of the Erste Group share in the DJ EuroStoxx Select Dividend 30 Index, the share jumped by the end of the first quarter. The successful public offering of participation capital at the end of April 2009 – EUR 540 million were placed with private and institutional investors, another EUR 1,210 million with the Republic of Austria – and the participation of the Spanish company, Criteria Caixa Corp in Erste Group helped to sustain the rise in the Erste Group share price. In mid-November, a capital increase amounting to EUR 1.74 billion was completed thanks to strong investor interest, and this transaction increased the core capital ratio and improved capital quality. The entire volume of 60 million shares, each offered at a price of EUR 29 was placed with institutional and retail investors.

Analysts and investors alike viewed both the 2009 financial results and the capital increase positively. In the course of the year, analysts increased both their share price target and the financial forecasts. These adjustments reflected the robust results Erste Group achieved in difficult times by maintaining strong positions in its markets, the changing credit risk environment and NPL coverage, but also the improving capital position as a result of the capital increase. By the end of the year 2009, the share price was at EUR 26.06, thus increasing 60.9% after contracting 66.6% in the year before and outperformed both the Dow Jones Euro Stoxx Bank Index and the ATX. Compared to the annual low in mid-February, the Erste Group share price has nearly quadrupled.

Trading volume and market capitalisation

The number of Erste Group shares outstanding increased last year from 317,012,763 at year-end 2008 to 377,925,086 shares, boosted by the 912,323 shares issued under the employee participation scheme in May 2009 and the issuance of 60,000,000 new shares in November 2009. The price gains pushed the market capitalisation of Erste Group up to EUR 9.8 billion at year-end 2009, a strong increase after the fall to EUR 5.1 billion in 2008. Trading volumes in Erste Group shares decreased last year in line with the general downtrend in average trading volumes on the Vienna Stock Exchange. The average daily trading volume in Erste Group shares on the Vienna Stock Exchange was 1,393,525 per day in 2009. The year before, trading volume was 1,612,962 shares. This translates into a decrease of average daily trading volumes by around 13%. Trading volumes on the Prague Stock Exchange (PSE), on which the shares of Erste Group have been listed since October 2002, rose versus the previous year by around 11%, hitting 451,543 shares per day. On the Bucharest Stock Exchange (BVB), the average daily trading volume in Erste Group shares, which have been listed there since 14 February 2008, was 9,291 shares per day versus the figure of 8,633 in the preceding year.

Performance of the Erste Group share*

	Erste Group Share	ATX	DJ Euro Stoxx Bank Index
Since IPO (Dec 1997)	135.1%	91.3%	–
Since SPO (Sept 2000)	121.8%	113.6%	-37.4%
Since SPO (July 2002)	49.6%	104.6%	-12.5%
Since SPO (Jan 2006)	-42.1%	-35.9%	-42.0%
2009	60.9%	42.5%	48.9%

*) IPO ... Initial Public Offering/Börseneinführung, SPO ... Secondary Public Offering/Kapitalerhöhung.

DIVIDEND POLICY

Since 2005, Erste Group's dividend policy has not been based on a fixed dividend payout ratio, but rather on the management board's intention to increase the dividend by a minimum of 10% compared to the year before provided that targets for the respective year were achieved. Given the stabilising market conditions in 2009, which led to a small increase in net profit, the management board decided to propose an unchanged dividend of EUR 0.65 to the Annual General Meeting. As the shares, which were issued in November 2009, are fully eligible for the dividend, the payout ratio is slightly above the historic level of about 20% to 25%. This enables Erste Group to retain a large part of its profit and strengthens the bank's capital base. In future, Erste Group aims to continue to pay a dividend, the amount of which will be determined by the bank's profitability, growth outlook and capital requirements.

INVESTOR RELATIONS

In 2009, Erste Group responded to the higher demand for information from analysts and investors – triggered by the adverse market environment – by continuing its open and transparent communication policy. Recognition of Erste Group's information policy came in the form of the award received for the best investor relations work in Austria in the "IR Magazine UK & Continental Europe Awards" survey, at which over 700 international analysts and portfolio managers judged the quality of corporate IR activities.

To strengthen the Group's core capital ratio and improve capital quality, Erste Group carried out two capital transactions in 2009, Firstly, Erste Group issued participation capital of EUR 1.76 billion, EUR 540 million of which was subscribed for by private investors; the remainder was purchased by the Republic of Austria at the same terms.

The second transaction concerned the issuance of 60 million new shares that were offered to retail and institutional investors from 2 to 17 November 2009. The offer consisted of a rights offer and a global offer of shares for which no subscription rights were exercised. At a price of EUR 29 per new share (rights and offer price), the transaction yielded gross proceeds of EUR 1.74 billion.

In addition to the spring road show held in May after the release of the results for the first quarter of 2009, a two-week road show was also carried out following the announcement of the third quarter results and the capital increase. Three teams consisting of members of the management, staff from the investor relations team and from the Group Equity Capital Markets Department hosted more than 100 one-on-one and group meetings with investors in the US, the UK, the Benelux states, France, Spain, Switzerland, Germany, Poland, Hungary, the Czech Republic and in Austria. Additionally, the management and the investor relations team took part in international banking and investor conferences organised by UniCredit, UBS, Goldman Sachs, HSBC, Deutsche Bank, Nomura, Merrill Lynch as well as by the Vienna Stock Exchange.

Overall, the management and IR team of Erste Group attended 544 one-on-one and group meetings (2008: 480 meetings) with Austrian and international investors last year.

As in previous years, two events were dedicated to the retail shareholders of Erste Group in 2009. On 15 June 2009, an Internet chat with the management board of Erste Group was held for the ninth time in a row. Many retail investors and interested parties had the opportunity to communicate directly with the chairman of the management board, Andreas Treichl. On 6 October 2009, shareholders had an opportunity to talk to the representatives of retail investors on the supervisory board of the Group. The lively interest in the Erste Group stock was documented by numerous research reports on Erste Group. Overall, 28 investment firms published reports on Erste Group, of which five were initial coverage reports.

Performance of the Erste Group Share and major indices (indexed)


200
100
0
1 January 2009
31 December 2009
Erste Group Share
Austrian Traded Index (ATX)
DJ Euro Stoxx Banks

Research coverage of Erste Group:
Atlantik Ft, Autonomous Research, Cheuvreux, Citi, Credit Suisse, Deutsche Bank, FBR Capital Markets, Goldman Sachs, HSBC, ING, JP Morgan, KBC, KBW, Kepler, Macquarie, MainFirst, BofA Merrill Lynch, Morgan Stanley, Nomura, Royal Bank of Scotland, Raiffeisen Centrobank, S&P, Sal. Oppenheim, Societe Generale, UBS, UniCredit, Wood.

We opened our doors 190 years ago,


Spar
Casse

and havent't closed them since then.

Strategy

Strategy proves resilient in the economic downturn

Following the financial crisis of 2008, which exposed the weaknesses of business models that have strayed away from the traditional banking model, bank strategies were tested again in 2009 by the effects of the ensuing economic downturn, most notably, increasing default rates and higher risk costs. In confronting the deterioration in asset quality all banks were supported by central bank measures, such as a reduction in short-term interest rates and additional infusions of liquidity into the banking system. Nonetheless, bank strategies that were not built on lending responsibly in terms of loan-to-value and debt service ratios or that did not strike a reasonable balance between customer segments and geographies had to be adjusted.

Erste Group's strategy rests on 3 pillars


CONSISTENT STRATEGY since 1997 IPO
Business focus: retail banking
Geographic focus: Central and Eastern Europe
Efficiency focus: Holistic approach to efficiency
VALUE CREATION FOR SHAREHOLDERS, CLIENTS AND EMPLOYEES

The key elements of our strategy have been in place since the initial public offering in 1997. The fact that even during difficult economic times no material changes were required is testament to its quality in terms of sustainability and balance, and a key competitive advantage. Overall, our strategy continues to rest on three pillars: the business focus pillar identifies the development of our retail and SME banking operations as our key activity; the geographic focus pillar defines Central and Eastern Europe as our home market and the efficiency focus pillar links these two, by setting out the vision of operating as efficiently as possible. The efficiency pillar covers all aspects of the business, rather than being confined to organisational efficiency or cost management; in 2009 the main topics in this respect continued to be the efficient management of capital and liquidity resources in light of the discussion about the future direction of banking regulation and the management of the operating cost base in response to the economic downturn.

Business focus – retail banking

A clearly defined business focus lies at the core of our operations: we directly serve 17.5 million customers in eight core markets and operate some 3,200 branches, as well as state-of-the-art alternative distribution channels, such as internet and phone banking. Hence, while we do have substantial operations outside retail banking, retail banking is our core competence. This core competence in retail banking is a direct result of the bank's history and accordingly woven into Erste Group's genetic fabric. In 1819, wealthy Viennese citizens donated funds in order to establish Erste Group's predecessor, a savings bank. They aimed to bring affordable banking services to wide sections of the population. This goal is just as valid today as it was some 190 years ago, especially against the backdrop of operating in Central and Eastern Europe.

In today's context, retail banking is attractive to us for a number of reasons: it offers a compelling business case that is built on market leadership, a favourable risk-reward profile and the principle of self-funding; comprehensive scope in terms of product offering, covering simple and understandable products with substantial cross-selling potential; and, the opportunity to operate in well diversified markets both geographically and in terms of market maturity. In short, our retail banking model allows for sustainable, deposit-funded and profitable growth even in economically more challenging times.

The business case is characterised by a number of favourable parameters: market leadership in all key countries gives us a competitive edge in terms of pricing power, makes it easier to attract deposits, especially in tougher economic times, and offers a more diversified revenue base. The business case also benefits from a favourable risk reward profile resulting in a lower level of revenue and risk cost volatility than experienced in corporate or investment banking. Consequently, our earnings growth has historically been strong and stable, our provisioning levels were almost unchanged over a number of years and as a result our capital requirements were lower. While in the current economic environment earnings growth will clearly slow down or disappear altogether, risk costs will go up and capital requirements will rise, we strongly believe that due to the continued underpenetration of most of our markets the retail business will remain profitable throughout the down cycle.

Our retail banking activities are not focused on a niche, but cover a comprehensive range of standard banking products that are simple and understandable and serve actual customer needs. The depth of the product range, comprising current accounts, debit and credit cards, deposits and investment products, and, mortgages and consumer loans, also translates into meaningful cross-selling potential among the existing customer base. The wide product mix also adds to customer and geographic diversification and means that we can draw on our broad product knowledge in mature markets and selectively apply those retail banking products that are most suited to our clients' needs in less developed markets.

Another positive factor is the diversification across customer segments and countries, which is a result of operating in a portfolio of markets that are at different stages of economic development: Austria is a mature and stable banking market, the Czech Republic, Romania, Slovakia, Hungary and Croatia are developing transformation economies, while Serbia and the Ukraine are emerging banking markets. In terms of customers, we mainly service private individuals in the mass and mass affluent market segments, free professionals, and micro as well as small and medium-sized enterprises.

Geographic focus – Central and Eastern Europe

In the late 1990s, we came to the conclusion that our long-term future as an independent bank was very much contingent on finding new markets outside Austria. At the time growth opportunities were limited, leaving only repeated cost cutting exercises as a way to improve the bottom line. As a result we decided to make a long-term commitment to the markets at our doorstep that had a realistic prospect of EU membership, essentially our neighbouring countries in Central Europe – the Czech Republic, Slovakia, Hungary, Croatia and Slovenia. We defined an extended home market of 40 million people with the clear intention to enter these markets by making selected acquisitions. In Austria, we pursued a policy of seeking closer integration with the savings banks sector in order to increase scale, offer our clients better value and work more efficiently.

Since then we have far surpassed our initial goals. Our home market now covers a contiguous region of 120 million inhabitants, we service 17.5 million customers, 16.5 million of whom are residents of the European Union, we have successfully integrated more than ten acquisitions in Central and Eastern Europe, and in Austria we have made a quantum leap forward in our efforts to work more closely with the savings banks through the establishment of a new cross-guarantee system. This agreement forms the basis for a wide-ranging cooperation between Erste Group and the savings banks covering such aspects as common back office structures, common marketing and common product development.

Creating a favourable risk-reward profile was always at the forefront of our expansion into Central and Eastern Europe. We achieved this by committing large investments to lower-risk EU member countries, such as the Czech Republic or Slovakia, while limiting exposure to high potential but high risk, non-EU member countries, such as the Ukraine or Serbia. This has yielded great benefits: shareholders have enjoyed sustainable earnings growth, customers can access our comprehensive range of services in more countries than ever before, and our employees have more development opportunities than at any time in the company's history. Consequently, we will continue on our proven path, maintaining and developing our footprint in Central and Eastern Europe.

Efficiency focus – a holistic approach to efficiency

Our aim to work more efficiently across the group is a direct result of our rapid expansion. It also reflects the realisation that a number of tasks are more efficiently carried out on a group-wide, standardised basis, while sales efforts are best handled locally. Or put differently, we aim to create a more successful banking group of what is already a successful group of banks. To this effect we established a group governance model in 2008 that clearly sets out the responsibilities of the holding company and the local subsidiaries.

The holding company – Erste Holding – executes classic steering functions and is also home to the two operating divisions Group Markets (GM) and Group Corporate and Investment Banking (GCIB). These divisions consolidate debt capital markets and treasury activities on the one hand and equity capital markets, corporate banking, real estate and international wholesale banking activities on the other. This allows better group-wide coordination, improved market presence and regional as well as industry-specific customer service. The local subsidiaries run the local retail and SME businesses. They are supported by group-wide platforms for regional business topics (e.g. retail cross-selling initiatives) that aim to ensure the adoption of best practices and exchange of experience across the group.

In light of the economic downturn we paid renewed attention to our cost base. While we have not instituted a blanket cost-cutting programme, we carefully re-examined all operating cost items. Through this bottom-up approach we have found various opportunities to achieve savings, most notably in the area of non-staff costs: we improved our group-wide sourcing capabilities, e.g. in the IT area, we scaled back our expenses for third party consultants and we reduced travel activity where appropriate. Supported by a small decrease in staff costs, which was mainly a result of reorganising operations in certain CEE countries, we managed to cut costs by nearly 5% in 2009. This excellent performance, which we view as sustainable, helped push the cost/income ratio down to 50.2%.

The efficient management of capital resources remained at the centre of attention in 2009, all the more as the Basel Committee published new proposals on banking regulation, covering primarily changed capital and liquidity requirements. While we believe that any new banking regulation will reflect the political will for banks to return to their core business, i.e. collecting deposits and transforming them into credit for the real economy, we acted proactively in the past year and raised our capital ratios to levels that are unprecendented in our history: while the tier 1 ratio in relation to credit risk rose to 10.8%, the core tier 1 ratio in relation to total risk reached 8.3%, up from 5.2% a year earlier. This was a result of issuing new equity in the amount of EUR 1.7 billion and placing core tier 1 eligible participation capital with the Republic of Austria and private investors. The latter instrument was unique in so far as the terms of the EUR 500 million sold to private investors were the same as for the government. As our business model benefits from a favourable risk-reward profile, we feel more than well-equipped to cope with any upcoming regulatory changes or economic challenges.

LONG-TERM DEVELOPMENT DRIVERS

While strong business growth will clearly not be a topic for the immediate future as a result of the slow recovery in global economic fundamentals, we will still briefly present the long-term development patterns in our markets, as well as the three most important determinants of our long-term growth: retail business, wealth management and the continued business development within our existing CEE markets.

Development patterns

Our business model benefits from a long-term growth profile that extends over the next 15 to 20 years and is tied to the economic catching-up process of Central and Eastern Europe. While this process is characterised by phases of faster growth as well as retrenchment periods, the underlying trend is clearly pointing towards a long-term, sustainable growth path. Our business model derives its strength from the fact that our markets are at different stages of development. For this purpose, we have classified our markets into three clusters: emerging, developing and mature markets.

Emerging markets are characterised by a GDP/capita level of below EUR 5,000 and a banking asset penetration of some 60% or less; for classification purposes we use only GDP/capita as financial intermediation measures can temporarily show inconsistencies as a result of unsustainable growth bursts or a decline in GDP, which outstrips the pullback in the banking market. Depending on the economic position at the start of transformation, we estimate this period to take between 5 to 20 years. Within our business portfolio, Erste Bank Serbia and Erste Bank Ukraine, our Serbian and Ukrainian subsidiaries respectively, operate in such markets. At this stage of development growth is mostly derived from plain-vanilla banking products, such as savings and payments transfers as well as current accounts and debit cards. While household loans usually play an insignificant role at these levels of income, an increase in the banked population is typically a major source of growth.

Banking development stages in transformation economies


Emerging
Developing
Mature
5-20 years
15-20 years
300
225
150
75
Banking assets/GDP 2009 (in %)
Austria*
Hungary
Czech Republic
Ukraine
Serbia
Croatia
Slovakia
Romania
= 10m inhabitants
1
5
10
20
100
GDP/capita in 2009 (in EUR thousand, log scale), time

*) Domestic assets only.

Source: Local central banks, Erste Group.

Developing markets feature GDP/capita between EUR 5,000 and EUR 20,000 and a banking asset penetration ratio of anywhere between 60% and 140%. We estimate that this stage lasts at least 15 to 20 years. In this period retail lending comes of age and transformation countries reach a level of wealth that facilitates the introduction of more sophisticated banking products, such as mortgages, credit cards and consumer loans as well as wealth management products. Our central European businesses in the Czech Republic, Slovakia, Hungary, Croatia and Romania fall into this bracket.

Mature markets are defined by GDP/capita in excess of EUR 20,000 and banking asset penetration north of 150%. These tend to offer only selected growth opportunities and typically only grow in line with GDP. We find it useful to operate in such markets to the extent that we can draw on experience and transfer knowledge to less developed markets. Depending on the factors that influence market structure, the most significant of which is shareholder orientation or the lack thereof, these markets can either be very profitable such as in the UK or Spain, or less so, such as in Austria or Germany.

Retail business growth

In many of the countries in which we operate, modern retail banking services except for deposits were non-existent just a couple of years ago. On the lending side, this was firstly because nominal and real interest rates were high, secondly because disposable incomes did not support household credit growth, and thirdly, because of the lack of a healthy competitive environment due to high levels of state ownership. All this has changed over the past few years: in developing transformation economies interest rates are in the process of convergence or have already converged, disposable incomes have risen strongly on the back of overall GDP growth, and most state banks have been sold to foreign strategic investors fostering product innovation and competition. Even in the face of the current economic slowdown and potential temporary negative effects for the banking systems in Central and Eastern Europe, this powerful combination will be the driver of future development.

Customer loans/capita in CEE (2009) in EUR thousand


42
36
30
24
18
12
6
0
36.4
Developing transformation economies
7.9
7.7
6.5
5.9
2.3
Emerging transformation economies
1.8
1.4
Austria
Croatia
Czech Rep
Hungary
Slovakia
Romania
Serbia
Ukraine

Source: Local central banks, Erste Group.

The comparison of per capita indebtedness in Central and Eastern Europe with that of mature economies reveals an enormous gap that exists even today. Countries such as Hungary and the Czech Republic, but also Croatia and Slovakia are many years away from reaching Austrian, let alone West European levels of loans per capita; even on a relative basis these countries are far off Western levels. This picture is even more conspicuous in emerging economies: levels of private sector and especially household indebtedness in Serbia or Ukraine barely register on the radar screen in the context of developed economies. While the recent global economic decline will likely lead to a new assessment as to the sustainable level of debt, and to a decline in lending activity in Central and Eastern Europe at least in the short-term, we continue to believe that credit expansion accompanied by long-term economic growth will prove to be a secular growth trend, rather than a process that has already surpassed its peak.

Within the overall loan growth trend, we will particularly benefit from our focus on retail customers. In almost all of our markets, retail lending, particularly in the form of residential mortgages, has only just started. A case in point is mortgage penetration: it equals about 15% to 20% of GDP in our most developed markets, while it is still substantially lower in Romania, Serbia or the Ukraine. Even in Austria this measure only stands at about 25%, leaving room for growth, while in the European Union it reached an estimated 50% in 2009.

Wealth management

As customers become wealthier, another source of long-term growth will be wealth management, which covers our affluent banking and fund management activities. Irrespective of when this business actually becomes meaningful, we are already uniquely positioned to benefit from any such development: we dominate the fund management markets in our existing central and east European universe with a market share of nearly 20%. In addition, we can draw on our experience in Austria, where we lead the market with a share of 22.6%. While we also used to be active in the life insurance business and established substantial footholds in all key CEE markets, we have sold off these operations to Vienna Insurance Group and entered into a long-term distribution agreement with them. This way, we will continue to benefit from the expected rise in demand for insurance products over the long term.

The growth dynamics in fund management differ fundamentally from those experienced in standard banking products, in so far as meaningful growth typically kicks in at a later stage of economic development. Based on historic trends in countries such as Spain or Austria, we estimate that growth in fund management reaches critical mass when nominal GDP/capita substantially and sustainably surpasses the EUR 10,000 mark. Almost all developing transformation economies, such as the Czech Republic, Slovakia, Hungary and Croatia have either surpassed or are closing in on this level. It is at this level that we believe basic consumption needs are satisfied and attention starts to shift towards providing for the future. The current economic environment is, of course, not conducive to substantial growth in wealth management activities in the short term, as clients focus on safety first and put any new money into deposit products, rather than committing it to mutual or pension funds.

Fund management market shares (2009) in %


48
42
36
30
24
18
12
6
0
45.4
25.4
22.9
22.6
21.8
9.7
4.3
Romania
Czech Rep
Slovakia
Austria
Croatia
Hungary
Serbia

Source: Erste Asset Management.

This notwithstanding, the divide in fund management between mature and developing markets, on the one hand, and between developing and emerging transformation economies, on the other, is even more pronounced than that experienced in the area of loans. Funds under management per capita in Austria equalled EUR 16,300 at the end of 2009, while the same figure stood at about EUR 1,100 in the Czech Republic and Hungary, respectively. In Romania, the fund management market is in the very early stages of development, with funds under management standing at about EUR 800 million or only EUR 37 per capita. The same is true for Serbia, where total funds under management amounted to only EUR 22 million at the end of 2009.

Funds/capita in CEE (2009) in EUR thousand


20
15
10
5
0
16.3
Developing transformation economies
Emerging transformation eocnomies
1.1
1.1
0.8
0.5
0
0.1
Austria
Czech Rep
Hungary
Slovakia
Croatia
Serbia
Romania

Source: Local fund management associations, Erste Group.

The wealth management opportunity is best illustrated by a striking comparison. At the end of 2009 we managed assets of EUR 31 billion in Austria, a market of 8.4 million people. In our developed central and east European markets, covering the Czech Republic, Slovakia, Hungary and Croatia, which have a combined population of just over 30 million, the same figure stood at only EUR 5.3 billion. While growth patterns were severely disrupted in 2008 and 2009 the long-term trend still points towards faster growth is CEE. Based on the long-term catch-up trend developing CEE funds under management could reach 50% of the Austrian levels inside ten years.

Developing existing CEE markets

While we expect to be one of the major beneficiaries of the macro trends in retail banking and wealth management in Central and Eastern Europe, regional expansion through large-scale acquisitions will no longer be the preferred way to grow the business, at least not in the short or medium term. Even more so, considering that we are already operating in a well-diversified and underpenetrated market of 120 million people. The existing market therefore offers ample opportunities for business growth, even without adding further markets to the portfolio.

The quality of our existing franchise is a reflection of our measured acquisition policy in the past that struck a sensible balance between risk and return. In markets where political and economic risks were higher, typically in countries that had no immediate hope of joining the European Union, we limited our investments to levels that minimised our downside, while at the same time allowing us to capture the opportunity. Cases in point are our operations in Ukraine and Serbia. In the former we effectively entered the market through a greenfield operation, while in the latter we initially only established a regional, instead of a country-wide presence, reflecting our assessment of the market at the time. To countries that had a realistic prospect of speedy European integration, such as those in Central Europe, we committed substantial resources.

Irrespective of the actual market entry strategy, we always adhered to a defined set of guiding principles in our expansion. Firstly, within the EU we always bought a bank with a leading market position or when this was not feasible an operation that we felt had a chance of reaching a market share of 15% to 20% in terms of clients and/or retail products, either through bolt-on acquisitions or organic growth. Outside the EU, our operations had to offer a solid base to achieve such a market share if we saw fit. Secondly, any new bank had to fit the existing network and be beneficial to our clients. Thirdly, we only acquired majority stakes in order to exert full management control.

As a result of our successful acquisitions, we now occupy market leadership positions in key CEE countries such as the Czech Republic, Slovakia and Romania. We are also among the top five banks in Hungary and Croatia, and hold small market shares in Ukraine and Serbia. In markets where we already have a strong presence our goal is to maintain our market position; in other markets we will carefully assess the business environment in light of the evolving economic situation and distinguish between short-term tactical positioning and long-term growth. Even though, in the short-term this might lead to the scaling back of operations in fringe markets, such as Ukraine, we are firmly committed to all of our markets in the long term, and hence, aim to expand our market share especially in those countries of the eastern part of the European Union in which we are currently underrepresented.

Anyone doing business in CEE should know more than just facts and figures.



We also know the people behind the numbers.

Management Report

ECONOMIC ENVIRONMENT IN 2009

The global economic environment in 2009 continued to be under the influence of a significant recession that started in the fourth quarter of 2008. While emerging markets, such as India and China continued to grow, developed Western economies initially struggled to contain the downturn. Concerted government action, ranging from anti-cyclical spending and measures to support employment to tax relief and incentives, such as various car scrapping schemes, helped to stabilise the situation by the second half of the year. In addition to fiscal measures, central banks continued with their expansionary monetary policy in order to reignite growth; accordingly, interest rates remained at record lows throughout the year. While the real economy stabilised over time, stock markets started a powerful recovery in March, which lasted through the end of the year. Central bank policies aimed at improving the liquidity situation, the recovery in asset prices and a narrowing of spreads also contributed to the stabilisation of the global banking industry.

Austria followed a similar path as the rest of the world. After a weak start into 2009, the economy stabilised mainly as a result of government and central bank support; overall, the decline in real GDP growth was limited to an estimated 3.6% on the back of weaker exports but stronger than expected private consumption. The unemployment rate reflected the weakness in economic activity as it rose to 5.0% but still remained below the EU average. Public finances deteriorated in 2009 to an estimated deficit of 4.2% of GDP. This was the result of discretionary tax cuts and an erosion of the tax base as well as higher social expenditure in the wake of the recession. Public debt as a percentage of GDP deteriorated less than expected to 69.1%. In light of the economic situation inflation in Austria remained at historically low levels.

In Central and Eastern Europe all economic trends were more pronounced than in Austria in 2009. While the region grew much faster over the past years, the decline in real GDP growth was also much stronger, ranging from about 4% in the Czech Republic to 7% in Romania. Declining domestic demand was the main driver behind this development. This led to shrinking imports, which in turn supported the narrowing of the current account deficits. With the exception of Hungary and the Czech Republic the fiscal situation deteriorated in all of Erste Group's CEE markets; equally, public debt rose across Central and Eastern Europe, but remained at substantially lower levels than in Western Europe. In line with the economic development, price pressure subsided across CEE, leading to single-digit inflation rates in all of Erste Group's core CEE markets.

PERFORMANCE 2009

Regarding the rates of change stated below it should be considered that in January 2009, Sparkasse Kufstein joined the Haftungsverbund (cross-guarantee system of the Austrian savings banks) and therefore has been included in the consolidated financial statements since that date. Furthermore, Ringturm KAG and Erste Bank ad, Podgorica (former (Opportunity Bank a.d., Montenegro), acquired by Erste & Steiermärkische banka d.d., was consolidated for the first time as of 31 March 2009. In addition, Investbanka a.d. Skopje, Macedonia, acquired by Steiermärkische Bank und Sparkassen AG, has been part of the consolidated financial statements since 1 October 2008 and was not included during the entire reporting period for the previous year. As the criteria for IFRS 5 (sale within 12 months) were not fulfilled for the sale of Anglo Romanian Bank, a reclassification from the item "Assets held for sale" to the respective balance sheet positions took place in 2009. This resulted in a minor distortion of the rates of change compared to the comparative periods for the previous year.

Overview

In 2009 **operating profit** rose to EUR 3,771.4 million (+25.8% vs. EUR 2,997.0 million in FY 2008). This was the best operating performance in Erste Group's history, driven mainly by higher net interest income and a better trading result as well as lower operating expenses. Net fee and commission income decreased.

Overall, **operating income** grew by 8.3% to EUR 7,578.8 million (following EUR 6,998.9 million). This increase was attributable primarily to the increase in net interest income (+6.3% to EUR 5,220.9 million) and the trading result (+410.1% to EUR 585.1 million). Net fee and commission income declined by 10.1% to EUR 1,772.8m.

General administrative expenses decreased by 4.9% from EUR 4,001.9 million to EUR 3,807.4 million which had a major influence on this result. Consequently the **cost/income ratio** improved to 50.2% (2008: 57.2%).

Operating income and operating expenses in EUR million


10,000
7,500
5,000
2,500
0
4,293
4,913
6,155
6,999
7,579
2,670
2,945
3,642
4,002
3,807
2005 *
2006 *
2007
2008
2009
General administrative expenses
Operating income

* adjusted for discontinued operations

Operating result and net profit for the year attributable to the owners of the company in EUR million


6,000
4,500
3,000
1,500
0
1,623
1,968
2,513
2,997
3,771
717
932
1,175
860
903
2005 *
2006 *
2007
2008
2009
Operating result
Net profit for the year attributable to the owners of the parent

* adjusted for discontinued operations

Net profit for the year attributable to the owners of the company rose by 5.1% to EUR 903.4 million in 2009 despite an almost 100% increase in risk costs.

By May 2009, Erste Group had issued participation capital with a total nominal value of EUR 1.76 billion. A share of EUR 1.224 billion was subscribed to by the Republic of Austria and EUR 540.0 million by private investors. In November 2009, Erste Group increased capital by placing EUR 1.74 billion with institutional and retail investors.

The **cash return on equity**, i.e. the return on equity adjusted for non-cash items, such as goodwill impairments and linear amortisation of customer relationships, in relation to the capital base enlarged by participation capital and the proceeds from the capital increase – dropped from 10.1% (reported value: 9.6%) in 2008 to 9.7% (reported value: 9.1%).

Key profitability ratios in %



65
60
55
50
45
62.2
59.9
59.2
57.2
50.2
19.5
13.7
14.1
9.6
9.1
25
20
15
10
5
2005 *
2006 *
2007
2008
2009
Cost/income ratio
Return on equity
* adjusted for discontinued operations

Cash-earnings per share, i.e. the return on equity adjusted for non-cash items, such as goodwill impairments and linear amortisation of customer relationships, amounted to EUR 2.57 in 2009 (reported value: EUR 2.37) vs. EUR 2.89 (reported value: EUR 2.74) in the previous year.

At EUR 201.7 billion, **total assets** remained almost unchanged compared to year-end 2008.
The **solvency ratio** in relation to total risk improved from 9.8% at year-end 2008 to 12.7% as of 31 December 2009 due to the issuance of participation capital in an amount of EUR 1.76 billion and the capital increase of EUR 1.74 billion. It was therefore comfortably above the legal minimum requirement of 8.0%. The **tier 1 ratio** in relation to credit risk was 10.8% as of 31 December 2009, following 7.2% at year-end 2008.

Dividend

At the annual general shareholders' meeting, the management board will propose a dividend payout of EUR 0.65 per share (prior year: 0.65).

Outlook

Supported by the stabilisation of the global economy in the second half of 2009, the countries of Central and Eastern Europe have also emerged from recession and are expected to enjoy moderate growth in 2010. While this should continue to have positive effects on asset quality, any improvement will be gradual in nature and influenced by the development of key economic variables, most notably unemployment. Accordingly, Erste Group continues to expect risk costs to remain elevated.

Irrespective of the speed of the economic recovery, Erste Group firmly believes in the strength of its retail business model – a belief that is backed up by the group's outstanding operating performance throughout the economic downturn.

Erste Group is equally confident that the timing and structure of any new regulatory framework for banks will be carefully considered, as policy makers and regulators increasingly appreciate the consequences of any such measures for the growth prospects of the real economy.

ANALYSIS OF PERFORMANCE

Net interest income

Net interest income rose by 6.3% vs. 2008, from EUR 4,913.1 million to EUR 5,220.9 million. The key reasons for this were – despite the adverse interest rate trend in some countries – relatively stable margins and the robust rise in lending in the first three quarters of 2008, which slowed considerably when the economic crisis set in.

Net interest margin in %



5
4
3
2
1
0
3.72
3.80
4.15
4.56
4.71
2.22
2.31
2.49
2.84
3.04
1.73
1.72
1.61
1.77
1.96
2005
2006
2007
2008
2009
Central and Eastern Europe
Overall group
Austria

Net interest margins (net interest income as a percentage of average interest-bearing assets) rose from 2.84% in 2008 to 3.04% in 2009 – both in Central and Eastern Europe (from 4.6% to 4.7%) as well as in Austria (from 1.8% to 2.0%). Adjustments of interests for corporate business and capital measurements influenced this development positively.

Net fee and commission income

Net fee and commission income decreased in 2009 by 10.1%, from EUR 1,971.1 million to EUR 1,772.8 million.

Net fee and commission income, structure and trend in EUR million


2,400
2,000
1,600
1,200
800
400
0
1,257
1,446
1,858
1,971
1,773
2005
2006
2007
2008
2009
Securities business
Building society and other
Lending business
Payment business
Insurance business

General administrative expenses, structure and trend, in EUR million


4,500
3,750
3,000
2,250
1,500
750
0
2,670
2,945
3,642
4,002
3,807
2005
2006
2007
2008
2009
Personnel expenses
Other operating expenses
Depreciation of property and equipment

The steepest drop was seen in the securities business (-16.3% to EUR 377.8 million) and the lending business as a result of sluggish new business (-15.6% to EUR 317.1 million). In contrast, the insurance brokerage business developed positively (+7.1% to EUR 95.5 million). This was due to the distribution agreement concluded with Vienna Insurance Group as part of the sale of the insurance business in the previous year.

Net trading result

The net trading result increased by 410.1% from EUR 114.7 million in 2008 to EUR 585.1 million in 2009. The strong rise was on the one hand due to the weak net trading result of 2008 and increases in fixed income business (bond trading and money market business) as well as foreign exchange and equity trading, on the other.

General administrative expenses

General administrative expenses were down by 4.9%, or 1.2% on a currency-adjusted basis, from EUR 4,001.9 million to EUR 3,807.4 million, even though the enlarged scope of consolidation – Sparkasse Kufstein joined the cross-guarantee system – increased the cost base by EUR 18.0 million.

Personnel expenses decreased by 3.7%, or 0.6% on a currency-adjusted basis, from EUR 2,313.8 million to EUR 2,227.5 million. The lower headcount had a positive effect, which more than compensated the annual wage adjustments.

As of December 2009 the Erste Group employed a total of 50,488 people (31 December 2008: 52,648)

Headcount at 31 December 2009


Slovenská sporiteľňa
Erste Bank Hungary
Erste Bank Croatia
Erste Bank Serbia
2,265
909
1,727
3,181
2,351
Erste Bank Ukraine
4,238
Other
10,698
Česká spořitelna
7,748
9,012
Banca Comercială Română
Erste Group in Austria
8,359
Cross-guarantee savings banks

Factors influencing the headcount were the consolidation into the Haftungsverbund (cross-guarantee system) of a further savings bank (+199 employees) at the start of the year, the first-time consolidation of Erste Bank ad Podgorica in Montenegro (+213 employees into Erste Bank Croatia) as well as cost-cutting measures. The decline at BCR was related to the outsourcing of non-banking services which was one of the last measures taken under the efficiency programme launched at the time of the acquisition.

Other administrative expenses decreased by 8.4% (currency-adjusted 4.0%) in 2009, from EUR 1,313.1 million to EUR 1,202.3 million.

Depreciation and amortisation rose by 0.7% or 4.7% on a currency-adjusted basis from EUR 375.0 million in the previous year to EUR 377.6 million in 2009, but was still lower than in 2007.

Operating result

The increase in **operating income** of 8.3%, from EUR 6,998.9 million to EUR 7,578.8 million and the reduction in **general administrative expenses** of 4.9% from EUR 4,001.9 million to EUR 3,807.4 million resulted in an increase of **operating result** from EUR 2,997.0 million in 2008 by 25.8% to EUR 3,771.4 million in 2009.

Risk provisions

Risk provisions, i.e., the balance of the allocation/release of provisions for the lending business and the costs of direct loan write-offs and income from recovery of loans already written off, increased by 92.0% from EUR 1,071.4 million to EUR 2,056.6 million. The deteriorating macroeconomic conditions, the related increase in credit defaults and the worsening of borrowers' creditworthiness were the reasons for the allocation of additional risk provisions. As a percentage of average customer loans, risk costs amounted to 161 bps in 2009 (2008: 88 basis points).

Other operating result

The other operating result improved from EUR -778.8 million to EUR -355.8 million 2009. This was mainly due to the fact that the previous year was impacted by goodwill write-downs in the order of EUR 579.1 million (mainly for Serbia, Ukraine and Romania), which did not recur in 2009. One-time write-downs on the Czech real estate portfolio (EUR 81.7 million) and the Romanian leasing portfolio (EUR 17.9 million) had a negative effect on this item. Moreover, this item also includes linear amortisation of intangible assets (customer relationships) of EUR 67.2 million (2008: EUR 76.9 million) as well as deposit insurance contributions, which rose by 23.4% year-on-year to EUR 55.9 million.

Result from financial assets

The overall result from all categories of financial assets continued to develop positively. The total negative result reported in 2009 was much lower at EUR 97.7 million than in 2008 (EUR -570.6 million). While impairments on structured products and other securities in the available for sale portfolio declined only marginally in 2009, the year-on-year valuation gains on securities of the fair value portfolio had a positive effect on this line item. Furthermore, much lower impairments on the held-to-maturity portfolio (HtM) had a positive effect on results from financial assets.

The market value of the **ABS and CDO portfolio** of Erste Group including the savings banks was around EUR 1.9 billion on 31 December 2009 compared to EUR 2.0 billion as of year-end 2008. In 2009, the revaluation changes of the fair value portfolio impacting income came to EUR 56.5 million. In the AfS portfolio, the revaluation changes impacting income amounted to EUR -75.3 million (depreciation of EUR 42.1 million and realised losses of EUR 33.2 million). This resulted in a negative overall effect on income after taxes and minorities of EUR 13.1 million in 2009 (2008: EUR -126.7 million). However, in the available-for-sale portfolio, the mark-to-market valuation in 2009 resulted in a gain – netted against equity – of EUR 281.8 million (2008: down by EUR 548.6 million).

Pre-tax profit from continuing operations and net profit for the year attributable to owners of the parent

The pre-tax profit from continuing operations improved by 118.9% from EUR 576.2 million to EUR 1,261.3 million.

Net profit for the year attributable to owners of the parent rose by 5.1% from EUR 859.6 million in 2008 to EUR 903.4 million in 2009.

Tax situation

In accordance with current group taxation regulations, the majority of the most important domestic subsidiaries (especially s Bausparkasse, Immorent, Erste-Sparinvest KAG, und Salzburger Sparkasse) constitute a group of companies with Erste Group Bank AG for tax purposes under Section 9 of the Austrian Corporation Tax Act and are thus subject to taxation as a single entity.

For 2009 this profit pool incurred no current tax expense for Austrian corporate income tax. This was mainly attributable to high non-taxable dividend income. The amounts reported under taxes on income thus relate primarily to foreign income-based taxes, deferred tax assets and liabilities recognised under IFRS, as well as tax payable by smaller Austrian subsidiaries and various Haftungsverbund savings banks.

In 2009 the reported total income tax expense amounted to EUR 284.7 Mio (2008: EUR 177.3 Mio).

The tax rate decreased from 30.8% in 2008 to 22.6% in 2009.

Balance sheet development

Total assets of Erste Group remained almost unchanged at EUR 201.7 billion (year-end 2008: EUR 201.4 billion).

Loans and advances to credit institutions decreased by 8.4%, from EUR 14.3 billion to EUR 13.1 billion mainly driven by foreign interbank business.

Loans and advances to customers were up by 2.3% (2008: +10.7%), from EUR 126.2 billion to EUR 129.1 billion, with the most significant increases recorded in the retail business and in Central and Eastern Europe.

Loans and advances to customers, structure and trend, in EUR million


150,000
120,000
90,000
60,000
30,000
0
80,419
9,771
97,107
15,963
113,956
21,878
126,185
26,948
129,134
28,417
2005
2006
2007
2008
2009
Public sector
Commercial customers
Private customers and others
Private households outside Austria

Risk provisions for loans and advances increased from EUR 3.8 billion to EUR 5.0 billion due to new allocations as a result of the difficult economic conditions. The ratio of non-performing loans to loans and advances to customers grew from 4.7% to 6.6% as of 31 December 2009, while the ratio of non-performing loans to total exposure increased from 2.9% to 4.1% over the same period. The rate of deterioration of both key figures continued to slow down significantly in the fourth quarter of 2009. The NPL coverage ratio continued on its positive trend, rising from 56.7% in the third quarter to 57.2% (year-end 2008: 62.8%).

Balance sheet structure/liabilities and total equity in EUR million


250,000
200,000
150,000
100,000
50,000
0
152,681
181,703
200,519
201,441
201,710
2005
2006
2007
2008
2009
Deposits by banks
Customer accounts
Debts evidenced by certificates and subordinated liabilities
Total equity and other liabilities

Investment securities in the various categories of financial assets remained unchanged at EUR 34.3 billion (2008: EUR 34.2 billion). The decrease of 26.1% in the fair value portfolio, and in this case, with respect to both debt securities and other securities was offset by increases in the HtM portfolio of 5.3% and in the AfS portfolio of 2.2%.

Customer deposits rose by 2.5% from EUR 109.3 billion to EUR 112.0 billion and therefore more than customer loans. Increases were recorded at all subsidiaries. The loan-to-deposit ratio as of 31 December 2009 was unchanged at 115.3% (31 December 2008: 115.4%).

Debt securities in issue declined by 2.9%, from EUR 30.5 billion to EUR 29.6 billion.

As a consequence of the issuance of participation capital in the amount of EUR 1.76 billion and the capital increase of EUR 1.74 billion, the **total equity** of Erste Group rose by 45.3%, from EUR 11.1 billion to EUR 16.1 billion as of 31 December 2009. The improvement in the AfS reserve by EUR 1.1 billion also contributed to this development.

Risk-weighted assets (RWA) rose from EUR 103.7 billion to EUR 106.4 billion as of 31 December 2009. This moderate increase was due to slow business growth and targeted risk reduction measures, especially with regard to off-balance sheet items, which mostly offset crisis-related pro-cyclical effects.

Tier 1 capital under ABA and hybrid tier 1 capital in EUR million


15.000
10.000
5.000
0
5,112
6,185
6,674
7,448
11,450
900
1,250
1,248
1,256
1,174
2005
2006
2007
2008
2009
Tier 1 capital
Hybrid tier 1 capital

Total eligible **qualifying capital** of Erste Group according to the Austrian Banking Act amounted to EUR 15.8 billion (31 December 2008 EUR 11.8 billion) as of 31 December 2009. The increase was largely due to the issuance of participation capital in an amount of EUR 1.76 billion and the capital increase of EUR 1.74 billion. The cover ratio with respect to the statutory minimum requirements as of the reporting date (EUR 9.9 billion) was 159% (year-end 2008: 123%).

The **tier 1 capital** after the deductions defined in the Austrian Banking Act equalled EUR 11.5 billion (year-end 2008: EUR 7.4 billion).

Solvency ratio and tier 1 ratio (total risk) in %


15
10
5
0
10.8
10.2
10.1
9.8
12.7
9.2
6.4
6.2
6.1
6.2
2005
2006
2007
2008
2009
Solvency ratio – total risk
Tier 1 ratio (total risk)

The **tier 1 ratio** based on credit risk (tier 1 capital after deductions pursuant to the Austrian Banking Act as a percentage of the assessment base for credit risk pursuant to section 22 (2) Austrian Banking Act) reached a historic high at 10.8%. Taking into account the capital requirements for market and operational risk, the tier 1 ratio (total risk) was 9.2%; after further adjustments for hybrid capital, the core tier 1 ratio was 8.3% as of 31 December 2009.

The **solvency ratio** in relation to total risk (total eligible qualifying capital – as a percentage of the assessment base for total risk pursuant to section 22 (1) Austrian Banking Act) was 12.7% as of 31 December 2009 (year-end 2008: 9.8%) and thus clearly above the legal minimum requirement of 8.0%.

RISK MANAGEMENT

With respect to the explanations on financial risks at Erste Group as well as the goals and methods of risk management, we would like to draw the reader's attention to the information in the Notes to the consolidated financial statements.

RESEARCH AND DEVELOPMENT

Erste Group does not have any activities in research and development.

CORPORATE SOCIAL RESPONSIBILITY

For Erste Group, Corporate Social Responsibility (CSR) is a deeply-rooted reality with the clear goal of creating and securing sustainable value. The Bank's corporate strategy is guided by economic, ecological and social challenges, and it endeavours to involve all relevant stakeholders including customers, employees, investors and civil society.

Customers

Erste Group is constantly working to improve the quality of its services. Therefore, in 2009 Group-wide quality standards were introduced in order to ensure a uniform level of services at all subsidiaries. Additionally, Erste Group defined the focus of its efforts on the support of customers during the economic downswing in 2009. Under the motto "Helping Hands", almost all subsidiaries started activities to help customers cope with unemployment, tighter budgets and the general deterioration of the financial situation. The activities started in the individual countries included free accounts, voluntary loan repayment insurance, and special loans for education and training seminars. In the corporate customer segment, Erste Group also made an effort to counteract the perceptible insecurity prevailing among businesses, especially among SMEs. The bank supported companies to regain their financial stability by granting inexpensive business loans and loans for investments in capital goods.

Ethical investments

In 2009, the Austrian Asset Management Gesellschaft of Erste Group, ERSTE-SPARINVEST KAG, continued its initiatives in the areas of "sustainable theme funds" and "sustainable investment in Central and Eastern Europe". In 2009, a team of specialists for sustainable investments managed a total of eight sustainable funds. The flagship product of the Group is the ESPA VINIS STOCK GLOBAL, which in 2009 was named the best global sustainability fund in Austria and Germany by the German consultant Feri.

Financial inclusion

In 2008, Erste Group and its largest shareholder, ERSTE Stiftung, started the initiative "Banking the Unbanked" with the aim of targeting the inhabitants of Central and Eastern Europe that do not yet use banking services. The organization founded for this initiative, good.bee Holding, started its activities in January 2009 with the aim of improving access to financial services for those groups of the population that for economic, social or other reasons are not sufficiently serviced by commercial banks. good.bee promotes access to financial services mainly in two ways: On the one hand, it concentrates on micro-financing, and on the other, it focuses on social enterprises, i.e. the development of market-based business models and financing solutions for the social sector.

Civil society

Erste Group is committed to the principle of giving back some of its success as a company to the community. "Kontakt. Programme for the Arts and Civil Society of Erste Group" serves as the Group's framework for all social and cultural initiatives and activities.

Arts and culture

In the area of culture, Erste Group continued its numerous culture promotion activities in 2009: Erste Group was a partner of the film festival Viennale, the fair VIENNAFAIR – an international contemporary art fair with CEE focus – as well as the renowned art institution, Secession. The Bank sponsored the widely recognized literature prize Jean Améry, and supported the "Unabhängige Literaturhaus Niederösterreich (ULNÖ)" (Independent House of Literature of Lower Austria). The platform, Tranzit, founded in 2002, is still dedicated to the promotion of contemporary art and theory in the region of Central and Eastern Europe. A further focus of the programme is the art collection of Erste Group that includes the production of art in Central, Eastern and Southern Europe also taking into account contemporary art discourse and critical theory.

Social Activities

Erste Group and Caritas are not only long-year partners, but also bound together by the common objective of sharing responsibility for a stable and peaceful development of society in Central and Eastern Europe. Therefore, Erste Group has been supporting its partner Caritas since 1999 in its work for children in the poorest countries of Europe.

Education

Erste Group subsidiaries regularly support educational projects in collaboration with universities and other educational institutions. These include, for example, the cooperation projects of Slovenská sporiteľňa with national universities that focused on education in the European context in 2009. In Romania, Erste Group launched a nation-wide educational programme under the title "My Personal Finances" in which more than 3,500 students from 35 cities informed themselves on financial systems and how they function in practice with the support of BCR employees provided on an honorary basis. In Serbia as well, the Bank promoted education by subsidizing elementary and secondary schools as well as by supporting alternative educational programmes. Furthermore, Erste Bank Serbia started a collaboration scheme with the organisation "Junior Achievement" that prepares students for working life and the basics of entrepreneurship in practice as well as providing financial know-how.

Corporate volunteering

A key element of the Corporate Social Responsibility of Erste Group is the voluntary work of its employees. A Corporate Volunteering Programme of Erste Bank Serbia was founded in 2008 to raise awareness for honorary work and social commitment. Česká spořitelna permits its employees to work for charity organizations during their working hours at normal pay. In Austria as well, employees of the Bank have the chance of taking responsibility for innovative projects for limited periods at selected NGOs.

Staff

Human resources were dominated by the financial and economic crisis in 2009. Despite the solid result achieved in 2008, the management board and the second management level all voluntarily relinquished their bonus payments.

Development of Human Resources

As regards human resource development, all projects planned were continued or started on schedule: These include the Group Leadership Development Programme as well as the Group Junior Trainee Programme, which was completed very successfully in August 2009. At the local level, special attention was paid to avoid any cuts to training programmes in order to signal continuity at all levels to employees. At the holding company itself, a programme for potential young managers was started. The Erste School of Banking and Finance started the first Group-wide standardized educational programme in close collaboration with the diverse business areas in the so-called Business Colleges. "Learn, Reflect, Exchange, Network" is the motto of a series of lectures offered by Erste School of Banking and Finance to interested employees.

The findings derived from the Group-wide survey conducted in 2007 were also implemented in 2009 with the appropriate measures. The next Group-wide survey is scheduled for 2011, and it is planned to conduct a survey every four years.

Health

The health of Erste Group's employees was a major concern in 2009 as well. Preventive medical check-ups were offered to all employees in Austria and this offer was taken up by 60% of employees. For the first time, blood tests were also taken to identify oxidative stress. Extensive life style advice given by occupational physicians was provided with a focus on the early recognition of risk factors for cardio-vascular diseases.

Environment

Erste Group endeavours to reconcile long-term entrepreneurial decisions and daily business routines with the principles of sustainable development. Erste Bank Oesterreich and Erste Group Bank (Holding) dealt intensely with the topic of environmental data management in the financial year 2009. For the first time, complete carbon footprint analyses were conducted in accordance with the standards defined by IPCC and all essential environmental data was collected and evaluated for both organisations and their functional subsidiaries. This significantly enlarged and refined the scope of data collection as compared to the financial year 2008.

The positive trend in the environmental data is founded on a number of measures such as the optimization work on the heating systems and controls, lighting and the targeted use of cooling and air conditioning technology. Furthermore, the switch in the vehicle fleet to the efficient Blue Motion technology and natural gas, technical changes to PCs and, above all, higher awareness among employees and their inclusion.

The other subsidiaries are also making special efforts to increase their energy efficiency. In Romania, the project ECO BCR was started to raise environmental awareness and increase expert knowledge in this specialized area. Česká spořitelna took part in a programme organized by the government environmental fund (SEF) "Green Light for Energy Saving" for which the bank has been handling the application procedures and the payout of subsidies to successful applicants since June 2009.

INFORMATION PURSUANT TO SECTION 243A AUSTRIAN COMMERCIAL CODE

As of 31 December 2009, DIE ERSTE österreichische Spar-Casse Privatstiftung (hereinafter: "Foundation") held a direct stake in Erste Group Bank AG of around 26.11%. This makes the Foundation to the largest individual shareholder.

Regulations relating to the appointment and dismissal from office of members of the management board and of the supervisory board that are not directly derived from legislation refer to Item 15.4 of the articles of association. According to these regulations, the dismissal from office of a member of the supervisory board requires a majority of three-quarters of the valid votes cast and a majority of three-quarters of the subscribed capital represented at the meeting that passes the resolution.

The articles of association do not contain any restrictions that refer to voting rights or the transfer of shares. A retention period of one year applies to the employee stock option schemes (MSOP/ESOP).

Regulations not derived directly from legislation that relate to amendments to the articles of association of the company are described in Item 19.9 of the articles of association as follows: Changes to the articles of association, which do not change the object of business of Erste Group Bank AG, may be adopted by the annual general meeting by a simple majority of votes cast and a simple majority of the subscribed capital represented at the meeting that passes the resolution. Regulations in the articles of association that prescribe higher majorities can only be amended by applying the same requirements of higher majorities. Furthermore, Item 19.9 of the articles of association can only be amended with a majority of three-quarters of votes cast and a majority of three-quarters of the subscribed capital represented at the meeting that passes the resolution.

The following are agreements of material significance to which Erste Group Bank AG is a party and which become effective, change or are terminated whenever there are changes to controlling interests as a consequence of a takeover bid:

The stock option plan of Erste Group Bank AG includes the following special regulations in the event of a takeover bid (§ 17 of the stock option plan):

(1) Should a takeover bid for the shares of Erste Group Bank AG be announced to the public, all options that have been granted to the eligible management staff by that time but have not yet been allotted, will immediately be allotted to the eligible management staff that meet the personal requirements for participation.

(2) In this case, the allotment cut-off date, the end of the exercise period, and the date of record will be determined by the management board of Erste Group Bank AG. These dates shall be chosen in a manner that permits the exercise of the options and the sale of the shares during the takeover bidding procedures.

(3) In this case, no selection of key personnel and/or the granting of options to such persons shall be carried out.

(4) All options granted and allotted may be exercised by the eligible recipients from the day following the allotment date the regulations of Section 11(1) (2) (minimum holding period for options) and Section 12(1) sentence 1 (exercise window) do not apply. The stocks subscribed may be offered for sale within the scope of the takeover bid; Section 16 (holding period) does not apply.

(5) Moreover, for all previously purchased stocks still subject to a holding period (Section 16), this holding period ends when the takeover bid is announced to the public.

(6) Should the takeover bid be withdrawn without there being any rival takeover bid, the options allotted under par. 1 not yet exercised are subject to a blocking period of one year from the publication of the withdrawal of the takeover bid, while stocks already purchased with the options allotted pursuant to par. 1 become subject to a retention period of one year from the cut-off date of the allotment. Retention period(s) pursuant to par. 5 that are expired do not become effective again.

Erste Stiftung (Foundation) and Criteria CaixaCorp SA (Criteria) entered into a cooperation agreement (Preferred Partnership Agreement, PPA) according to which Erste Stiftung grants Criteria the status of an associated investor and preferred stakeholder. Under the PPA, Criteria has the right to determine a person to be nominated to the supervisory board of Erste Group Bank AG. In return, Criteria has agreed to refrain from participating in any hostile takeover bid for the shares of Erste Group Bank AG and to grant Erste Stiftung the pre-emptive rights to shares and option rights to shares of Erste Group Bank AG held by Criteria. Under the PPA, Erste Stiftung agrees – with the exception of certain circumstances – to refrain from granting any third parties rights that are more favourable than those granted to Criteria. PPA does not impose any restrictions on the exercise of voting rights in Erste Group Bank AG for Erste Stiftung or for Criteria. PPA has been approved by the Austrian Takeover Commission.

The general agreement of the Haftungsverbund (cross-guarantee system) contains regulations for premature termination due to material breach of contract. A material breach of contract permitting the respective other contractual party to terminate the agreement is given if the ownership structure of a contractual party changes in such a way – particularly by transfer or capital increase – that one or more third parties from outside the savings bank sector directly and/or indirectly gain a majority in the equity capital or voting shares of said contractual party.

The general agreement and the supplementary agreement for the Haftungsverbund (cross-guarantee system) expire if, and as soon as, an entity that is not a member of the savings bank sector association acquires more than 25% of the voting rights or equity capital of Erste Group Bank AG in any manner whatsoever, and a member savings bank notifies its withdrawal from the Haftungsverbund to the Haftungsgesellschaft and to Erste Group Bank AG by registered mail within twelve weeks from the change in controlling interests.

Directors and officers Insurance

Changes in controlling interests

(1) In the case that any of the following transactions or processes (each constituting a "change of control") occur during the term of the insurance policy with respect to the insured party:

a) the insured party ceases to exist as a result of merger or combination, unless it is a merger or combination of two insured parties, or
b) another company, person or group of companies or persons acting in concert that is/are not insured parties, acquire more than 50% of the insured party's outstanding equity or more than 50% of its voting shares (this gives rise to the right to control the voting power represented by the shares, and the right to appoint the management board members of the insured), then the insurance coverage under this policy remains in full force and effect for claims relating to unlawful acts committed or alleged to have been committed before this change of control took effect. However, no insurance coverage is afforded for claims relating to unlawful acts committed or allegedly committed after that time (unless the insured and insurer agree otherwise). The premium for this insurance coverage is deemed to be completely earned.

(2) In the event that, during the life of the policy, a subsidiary ceases to be a subsidiary, the insurance cover under this policy shall remain in full force and effect for that entity until the end of the policy period or (if applicable) until the end of the extended discovery period, but only in respect of claims brought against an insured party in relation to unlawful acts committed or alleged to have been committed by the insured during the existence of this entity as a subsidiary.

No insurance coverage is afforded for claims brought against an insured party in relation to unlawful acts committed or allegedly committed after this entity ceases to exist.

With respect to the management board members' authority to buy back shares that is not derived directly from the law:

By resolution of the annual general meeting held on 12 May 2009,

(1) the Company is authorised to purchase its own shares pursuant to Section 65 par. 1 fig. 7 Austrian Stock Corporation Act for the purpose of securities trading; at the end of each day, the balance of shares acquired for this purpose is not permitted to exceed 5% of Erste Group Bank AG's total share capital. The price paid per share must not be less than half of the closing price on the Vienna Stock Exchange on the last day of trading before the purchase and not more than twice as much as the closing price on the Vienna Stock Exchange on the last day of trading before the purchase. This authorisation is effective for a period of 30 months, therefore, it ends on 11 November 2011.

(2) the management board is authorised to purchase, subject to the approval of the supervisory board, the company's own shares pursuant to Section 65 par. 1 fig. 8 Austrian Stock Corporation Act, with the percentage of the shares purchased under this authorisation and pursuant to Section 65 par. 1 figures 1, 4 and 7 of the Austrian Stock Corporation Act not being permitted to exceed 10% of the share capital. The price paid per share must be not less than EUR 2 and not more than EUR 100. The company is required to publish the relevant management board decision as well as the resulting buy-back programme and its duration. The own shares purchased under these regulations may, subject to the approval of the supervisory board, be disposed of in a manner other than via the stock market or public offering; for instance, they may be used as compensation when acquiring, or for financing the acquisition of companies, enterprises, partial ownership or other interests in companies in Austria or abroad. The management board is also empowered to withdraw own shares without requiring a further AGM resolution. This authorisation is effective for a period of 30 months, therefore it ends on 11 November 2011.

All acquisitions and disposals made were consistent with the authorisation granted by the annual general meeting.

INFORMATION PURSUANT TO SECTION 243 (3) AUSTRIAN COMMERCIAL CODE

There were no events of major significance after the balance sheet date.

As Erste Bank Group AG does not conduct any independent and regular research for new scientific or technical findings or any leading development work for commercial production or use, it does not engage in any research or development activities pursuant to Section 243 par. 3 fig. 3 Austrian Commercial Code.

Erste Group Bank AG maintains three branches in London, New York and Hong Kong that are active in the commercial lending business with foreign banks, leasing companies and sovereign debtors.

INFORMATION PURSUANT TO SECTION 243 (2) AUSTRIAN COMMERCIAL CODE

Erste Group Bank AG has a complex internal controlling system with mechanisms that include, above all, the principle of double-checking, IT-supported controlling, and decision-making powers oriented on risk exposure and surveillance instruments. A presentation of the organisation of reporting as regards accounting procedures is contained in the Manual on IFRS Accounting for Erste Group. It is mandatory for the concerned units to adhere to the accounting and measurement methods applicable to the recording, booking and accounting of transactions.

Organisationally, the areas Group Accounting and Group Performance Management are assigned to the CFO of Erste Group Bank AG. Monthly and quarterly reports to the management board and the supervisory board ensure regular financial reporting and the surveillance of the internal management accounting system. The close collaboration with the Group's auditors assures an extensive and efficient external auditing of the financial statements.

Reporting is done almost fully automatically using pre-systems and automatic interfaces, and guarantees that the data for management accounting, (segment) and earnings accounting and other evaluations are up to date. The information used by the accounting department is based on the same database and is matched monthly for reporting. Close collaboration between the accounting and controlling departments means the constant comparison of targets and the actual data. This guarantees the mutual checking and harmonisation of the departments.

We would like to point out the publication of consolidated quarterly financial statements of Erste Group Bank AG as well as the ongoing regulatory reporting obligations with respect to external reporting. The quality of internal management accounting is constantly being assessed by the internal revision. The internal revision works closely together with the responsible management board members and managing directors, and regularly reports to the audit committee of the supervisory board.

Vienna, 2 March 2010

The Management Board

Andreas Treichl mp
Chairman

Franz Hochstrasser mp
Vice Chairman

Manfred Wimmer mp
Member

Bernhard Spalt mp
Member

Herbert Juranek mp
Member

Johannes Leobacher mp
Member

We want to be the leading retail bank  in the eastern part of the European Union.

Segments

INTRODUCTION

Segment reporting of Erste Group follows the IFRS presentation and measurement requirements. There are four main segments: Retail & SME, Group Corporate & Investment Banking, Group Markets and Corporate Center. The Retail & SME segment is subdivided into the individual regional businesses focusing on Erste's local customer business. To improve transparency and to be consistent with current reporting, the Austrian segment is split into the new Erste Bank Oesterreich (including local subsidiaries) and the savings banks consolidated under the cross-guarantee system In Central and Eastern Europe, all the subsidiaries continue to be reported individually.

The Group Corporate & Investment Banking segment includes all large corporate customers in Erste Group's region with a GDP-weighted turnover of more than EUR 175 million. The Group Markets segment includes divisionalised business lines like Group Treasury and Debt Capital Markets. The Corporate Center segment contains Group services such as marketing, organisation and information technology, as well as other departments supporting the execution of group strategy. In addition consolidation items and selected non-operating items are allocated to this segment. In the new structure Group Balance Sheet Management is now allocated to the Corporate Center. The result of local asset/liability management units remains with the respective local segments.

In the new reporting structure, the segments are aligned with Erste Group's new organisational setup. This leads to a somewhat lower group contribution from the CEE subsidiaries as part of their local results are now allocated to the two holding business divisions, GCIB and GM. At the same time the new structure will help to improve transparency as the subsidiaries' results will fully reflect their core business activities and thus allow a better comparison of the regions.

Segment reporting structure at Erste Group


Erste Group
Retail & SME
Austria
Central & Eastern Europe (CEE)
Erste Bank Oesterreich
(Erste Bank and majority owned savings banks plus subsidiaries)
Savings banks
(Haftungsverbund) Savings banks that are consolidated, but not or not majority owned)
Czech Republic
Romania
Slovakia
Hungary
Croatia
Serbia
Ukraine
Group Corporate and Investment Banking (GCIB)
Group Markets (GM)
Corporate Center (CC)

Retail & SME

The Retail & SME segment includes business with private individuals and small and medium-sized enterprises in Austria and Central and Eastern Europe. These regions are further subdivided into the savings banks and Erste Bank Oesterreich in Austria and the activities in the transformation economies Czech Republic, Romania, Slovakia, Hungary, Croatia, Serbia and Ukraine.

AUSTRIA

Economic review

Despite the global economic downturn, Austria weathered the storm relatively well: at 3.6% real GDP declined less than in the eurozone, while GDP per capita remained one of the highest in the world at EUR 33,100. Still, the decline in real GDP has been the worst the country experienced since 1945. This development was driven by a drop in exports while private consumption growth was a stabilising factor. As the recession in Austria's main trading partners (Germany, Italy and the EU member states in CEE) deepened, foreign trade declined sharply in the first half of 2009 followed by a pick-up in the second half of the year. The unemployment rate reflected the weakness in economic activity as it rose to 5.0% but still remained below the EU average. As a reaction to the deterioration of economic activity in 2009, government policy measures to support the labour market dampened the decrease in employment.

Public finances deteriorated rapidly in 2009 to an estimated deficit of 4.2% of GDP. This was the result of discretionary tax cuts and an erosion of the tax base as well as higher social expenditure in the wake of the recession. In addition, Austria launched several fiscal measures to address the effects of the economic crisis on the real economy. As a result of the expansionary fiscal stance, government debt rose rapidly to an estimated 69.1% of GDP in 2009. The current account balance remained positive in 2009, but decreased to 1.9% mainly due to the fall in exports of goods and services. The foreign direct investment activity slowed down in the first half of 2009, but accelerated later in the year as the market environment improved.

The economic contraction and worldwide fall of energy prices pushed down inflation in 2009, with the average consumer price inflation reaching at 0.5%. In addition, real estate prices continued to remain stable in 2009 reflecting the low levels of home ownership as well as an affordable rental market. Due to the limited inflationary pressure and in order to reignite economic growth, the European Central Bank cut its benchmark interest rate from 2.5% to 1.0% in 2009.

Key economic indicators – Austria	2006	2007	2008	2009e
Population (ave, million)	8.3	8.3	8.3	8.4
GDP (nominal, EUR billion)	256.2	270.8	281.9	277.2
GDP/capita (in EUR thousand)	31.0	32.6	33.8	33.1
Real GDP growth	3.5	3.5	2.0	-3.6
Private consumption growth	1.8	0.8	0.8	0.4
Exports (share of GDP)	39.9	42.1	40.6	34.3
Imports (share of GDP)	39.7	40.9	39.2	35.2
Unemployment (Eurostat definition)	4.7	4.4	3.8	5.0
Consumer price inflation (ave)	1.5	2.2	3.2	0.5
Short term interest rate (3 months eop)	3.7	4.7	2.9	1.0
EUR FX rate (ave)	1.0	1.0	1.0	1.0
EUR FX rate (eop)	1.0	1.0	1.0	1.0
Current account balance (share of GDP)	2.8	3.6	3.2	2.3
General government balance (share of GDP)	-1.6	-0.5	-0.4	-4.2

Source: Erste Group.

Market review

The Austrian domestic banking market continued to show characteristics of a developed banking market with low growth rates and high penetration figures. Total assets to GDP, the broadest measure of financial intermediation declined due to a decrease in total banking assets and despite a fall in nominal GDP. Although the financial crisis influenced the banking market in a number of ways, the impact was less severe than in case of Central and Eastern Europe. The market remained balanced with a decline in lending volumes and slowly growing deposits. While competition among banks remained strong, margins improved, albeit from low levels, due to higher margin new business and a repricing of assets in the corporate customer segment in order to adequately reflect the deteriorating risk profile.

Financial intermediation – Austria (in % of GDP)


300
225
150
75
0
197
109
89
203
106
93
251
110
99
2005
2007
2009e
Domestic assets
Domestic loans
Domestic deposits

Source: Oesterreichische Nationalbank, Erste Group.

The Austrian Federal Government continued to support the banking system through a package of measures initially adopted in late 2008. These measures ranged from the injection of participation capital and government guarantees for bank bonds to unlimited deposit protection for private individuals until the end of 2009. With the improvement of the market environment, many banks were able to issue bonds without guarantees. As for raising capital, some banks managed to attract private co-investors for government-sponsored participation capital, thereby lowering funding costs. With only a few exceptions, big as well as smaller banks coped fairly well with the effects of the financial crisis.

Market shares – Austria (in %)


25
20
15
10
5
0
19 19 19
17
19 19
16
19 19
2007
2008
2009
Total assets
Retail loans
Retail deposits

Source: Oesterreichische Nationalbank, Erste Group.

In this environment, Erste Bank Oesterreich and the savings banks maintained their strong market positions in 2009 and remained among the leading financial institutions in Austria. In the retail segment market shares stood at 18% to 20% depending on product category. Against the backdrop of an unstable economic and banking market environment, the stable retail deposit market share was particularly noteworthy. Based on total assets, Erste Bank Oesterreich and the savings banks achieved a market share of 16.3%.

SAVINGS BANKS

Business profile. Last year, the savings bank segment encompassed 48 Austrian savings banks with 716 branch offices consolidated because of their membership in the cross guarantee system, and in which Erste Bank Oeaterreich did not hold any shares or only minor ones. Those savings banks in which Erste Bank Oesterreich held majority interests such as Salzburger Sparkasse, Tiroler Sparkasse, Sparkasse Hainburg-Bruck-Neusiedl, and since May 2009, Weinviertler Sparkasse, were allocated to the segment Erste Bank Oesterreich.

In October 2007, the new cross-guarantee system was established following the approval of the first business combinations with the savings banks by the Austrian anti-trust authority. By approving the business combination between Steiermärkische Sparkasse and Erste Bank Oesterreich, the Federal Competition Commission has approved the final application of Erste Bank Oesterreich and a savings bank to form a business combination. Today, 54 of the 55 Austrian savings banks belong to the cross-guarantee system. Allgemeine Sparkasse Oberösterreich (Linz) did not join the new cross-guarantee system, but has entered into a separate, trilateral cross-guarantee agreement with Erste Group Bank AG and Erste Bank der oesterreichischen Sparkassen AG (Erste Bank Oesterreich), which also qualifies as a business combination under cartel law. At the same time Allgemeine Sparkasse Oberösterreich (Linz) agreed to uphold the existing cross-guarantee agreement (2002) until the new agreement has been approved and is therefore also part of this segment.

Business review

Strategy. The objective of the cooperation between Erste Bank Oesterreich and the savings banks is to collaborate in key operating areas. These tasks include projects relating to statutory requirements as well as collaboration in the development of management information and control systems as well as organisational tasks and IT issues. Under the new cross-guarantee system, Erste Bank Oesterreich and the savings banks can fully exploit the benefits of their collaboration and apply these to product development, sales and a common corporate identity. The cross-guarantee system is an additional safety net for customer deposits that will remain in place even after the 100% deposit guarantee of the government expires.

Highlights in 2009

New information campaign and consulting hours throughout the savings bank sector. Under the motto "first-hand information", Erste Bank Oesterreich und Sparkassen started a new information campaign in June 2009. It was intentionally kept plain and simple. The concise concept shifted the focus to the customers' most pressing needs at the moment: information and good advice. Accordingly, all branches of Erste Bank Oesterreich and the savings banks offer consulting hours from Monday through Friday 7:00 hrs to 19:00 hrs. "Consulting hours" means that with an appointment advisory talks can be held outside of banking hours to provide customers with detailed information and advice regarding their financial matters.

Support for customers during the crisis. In view of the changed economic situation, Erste Bank Oesterreich and the savings banks decided to take special measures for customers and actively support them in the case of unemployment. Under the s Österreich initiative, Erste Bank Oesterreich and some of the savings banks provide people who have lost their jobs due to the economic slump with bank accounts free of charge under the heading of "Helping Hands". These customers do not need to pay account fees for a period of 12 months.

International recognition for savings banks model. The "Centre for European Policy Studies (CEPS)" seated in Brussels and one of the most important think tanks in Europe presented a study that investigated the contributions of banks and savings institutions to economic and financial market stability. The highlights of the study are presented below:

- **The importance of savings banks in supporting regional economic development was confirmed.**
- **The savings banks are so successful because they achieve two goals: They are guided by concern for the public good and at the same time aim at profitability.**
- **Performance indicators demonstrate that the savings banks are more stable than comparable commercial banks.**
- **Through its lead institution Erste Group and its operations in Central and Eastern Europe, the Austrian savings banks and their customers have access to these markets.**

Cost reduction and sales support. Under a joint initiative, general administrative expenses of the savings banks were analysed and also benchmarked to identify the potential for reducing costs. To support sales, sales dialogues were started. The objective of these workshops was to support sales staff by giving them an opportunity to share experiences and to learn from each other.

Financial review

in EUR million	2009	2008
Pre-tax profit	-6.6	20.5
Net profit after minority interests	-3.7	-26.1
Operating result	488.0	483.6
Cost/income ratio	65.2%	65.5%
Return on equity	n.a.	n.a.
Customer loans	35,853	34,223
Customer deposits	32,502	31,805

As of the first quarter of 2009, the scope of consolidation in the cross-guarantee system widened to include Sparkasse Kufstein. Weinviertler Sparkasse was allocated to the segment Erste Bank Oesterreich as of 1 May 2009 when it was taken over by Erste Bank Oesterreich. However, this had only a minor effect on the comparability of the results.

Net interest income dropped by 4.8% or EUR 48.4 million to EUR 957.1 million. The deteriorating economic environment resulted in higher risk provisions – up by EUR 24.1 million from EUR 307.2 million in the previous year to EUR 331.3 million. More than half of the increase was attributable to higher portfolio provisions caused by rating deterioration. Net commission income rose by 3.1% from EUR 381.9 million in the previous year to EUR 393.6 million. The improvement in net trading result by EUR 34.5 million from EUR 15.8 million in the previous year to EUR 50.3 million came primarily from income on interest rate derivatives.

Operating expenses were slightly below last year's level at EUR 913.1 million versus EUR 919.5 million. Excluding changes to the scope of consolidation, costs were down by 2.8% compared to the previous year. The decline in other result of EUR -155.9 million in the previous year to EUR -163.3 million was attributable to write-downs on securities not held in the trading portfolio. Net profit after minorities improved from EUR -26.1 million last year by EUR 22.4 million to EUR -3.7 million in 2009. The cost/income ratio was 65.2% and therefore slightly better than in the previous year (65.5%).

Credit risk

Total exposure in the savings banks/Haftungsverbund segment increased in 2009 by almost 5% from EUR 46.9 billion to EUR 49.2 billion. Customer loans rose nearly by the same proportion to EUR 35.9 billion. Growth was driven mainly by lending to corporates and municipalities. Moreover, the relatively high share of 20% in loans to professionals, self-employed and small businesses is remarkable; this reflects the structure of the Austrian economy that is characterized – in international comparison – by a high share of small and medium-sized companies. Similar to the situation at Erste Bank Oesterreich, the share of foreign currency loans declined; it was 22% at the end of 2009.

The quality of the loan portfolio hardly changed in 2009. The share of non-performing loans hardly increased, but remained at a higher level than at Erste Bank Oesterreich. As for performing loans, there was a slightly greater shift to the low-grade risk categories. The development in the individual customer segments was similar to that of Erste Bank Oesterreich: While the quality of the retail loans improved slightly contrary to the general trend, it was especially loans to larger companies that worsened. The NPL coverage improved somewhat in 2009 and was almost 55% in December 2009.

ERSTE BANK OESTERREICH

Business profile. The segment Erste Bank Oesterreich includes Erste Bank Oesterreich and the four savings banks in which Erste Bank Oesterreich holds majority stakes: these are Salzburger Sparkasse, Tiroler Sparkasse, Sparkasse Hainburg-Bruck-Neusiedl, and since May 2009, also Weinviertler Sparkasse. A further component in this segment is formed by the activities of Erste Bank in the Austrian real estate and mortgage business. These activities include retail mortgage lending, financing for state-subsidised residential and also commercial construction as well as property management and real estate brokerage. Among the most important operating entities are s Bausparkasse, which as market leader in Austria provides financing to retail customers as well as to non-profit and commercial property developers. Since 2005, s Bausparkasse furthermore has been responsible for the mortgage bonds transactions of Erste Bank. The real estate broker s REAL with its 84 offices in Austria, and s Wohnbaubank, a bank specialising in housing loans also play a key role.

Business review

Strategy. Erste Bank Oesterreich together with its own four savings banks aims to provide its customers with a one-stop-shop-solution for all financing and investment needs. The strategic focus is on enlarging its market share among young people and students and in the segment of retirement provisioning products for all target groups. In the corporate segment, Erste Bank Oesterreich's goal is to become the primary address for financial matters and establish long-term customer relations based on the spirit of partnership. In retail banking and asset management, the focus is on offering customers competitive products and services through a team of well-trained advisors; the constant improvement of such products through collaboration with product specialists and portfolio managers is also a key goal.

Highlights in 2009

Customers trust Erste Bank also in times of crisis – robust deposit business. Despite the historically low interest rates, savings deposits held by Erste Bank Oesterreich increased in the year 2009 to EUR 26.8 billion from EUR 24.1 billion. The focus of activities in 2010 will again be on the deposit business. The product Plussparen is designed to enlarge the range of products owned by customers and in this manner strengthen customer loyalty. The recovery of the capital markets is expected to boost the investment business, with additional securities business to be generated by more frequent and intense customer consulting.

Erste Bank supports retail customers in the economic crisis. Under the s Österreich initiative Erste Bank Oesterreich supported customers that fell on hard times due to the economic crisis or that were simply worried about the future. Under the motto "Helping Hands" the doors of Erste Bank were kept open to such persons and help was made available to support them in difficult times. Erste Bank offered retail customers free accounts during unemployment and the option of flexible loan repayments as well as events on topics such as "Dealing with the Crisis" and financial coaching. Ranging from financial planning to household budgeting as well as practical tips on how to save money and information on securing temporary aid to overcome financial bottlenecks, these information events presented concrete tips for coping with the current economic environment.

Measures for corporate customers. The bank also took a series of measures targeting corporate customers last year. Apart from providing consulting on how to better take advantage of market opportunities, measures were also taken to secure liquidity and support promising investments. The intention was to create a solid foundation for a relationship of trust between bank and customer that should last beyond the crisis. Furthermore, all small and medium-sized businesses in Vienna that had to adjust to a changed business environment or simply wanted to review their business strategies were offered free business consulting worth one workday (8 hrs). This was done in cooperation with the Chamber of Commerce of Vienna and WIFI Vienna. 75% of the costs were paid by the Chamber of Commerce Vienna, while Erste Bank covered 25% of the costs.

New organisation for public sector business. The new Public Sector Department started operations in 2009 for the purpose of better accommodating the concerns, needs, and business opportunities of this target group. The focus was on intensifying business relations with large accounts within this target group (incl. provincial governments, utilities, social insurance organisations). In 2010, the focus will be on intensifying marketing activities with the 2,350 Austrian municipalities, especially by offering attractive financing facilities and risk-adequate interest rate control instruments.

International recognition for Erste Bank Oesterreich. The international financial magazine "The Banker" awarded Erste Bank Oesterreich and the savings banks the title of "Best Bank" in Austria. The jury stated as reason that the sustainable and long-term strategy of the bank to stick to its roots as a savings bank and to concentrate on the deposit and lending business has been behind its increasingly good position in the Austrian retail segment.

Financial review

in EUR million	2009	2008
Pre-tax profit	**180.0**	95.2
Net profit after minority interests	**129.1**	81.5
Operating result	**328.3**	281.0
Cost/income ratio	**65.4%**	70.0%
Return on equity	**11.4%**	8.3%
Customer loans	**26,137**	26,300
Customer deposits	**26,841**	24,078

Operating profit rose by EUR 47.3 million from EUR 281.0 million in the previous year - or up 16.8% - to EUR 328.3 million. Improvements in net interest income and the sharp decline in administrative expenses contributed to this gain. The EUR 11.7 million or 1.9% rise in net interest income from EUR 625.8 million in the previous year to EUR 637.5 million resulted mainly from the SME business division that contributed higher lending volumes as well as better margins. Additionally, higher customer deposits in retail banking had a positive influence on net interest income. Net commission income grew from EUR 292.4 million in the previous year by EUR 10.4 million or 3.6% to EUR 302.8 million. This was mainly due to the income from insurance business and other services. The trading result deteriorated by EUR 7.4 million, from EUR 16.8 million to EUR 9.4 million – a decrease of 44.2%.

Operating expenses decreased further from EUR 654.1 million in the previous year by EUR 32.7 million or 5.0% to EUR 621.4 million. The cost/income ratio improved to 65.4%, following 70.0% in 2008. The increase by EUR 50.5 million or 50.0% in risk provisions from EUR 100.9 million last year to EUR 151.4 million in 2009 was driven mainly by the corporate business. The item other result, which was impacted by write-downs in the fair value portfolio in 2009 – improved especially due to valuation gains of securities not held in the trading portfolio by EUR 88.0 million from EUR -84.8 million to EUR 3.2 million. Net profit after minorities improved by EUR 47.6 million from EUR 81.5 million to EUR 129.1 million despite the difficult market situation of the past few months. Return-on-equity rose from 8.3% last year to 11.4%.

Credit risk

Total exposure in the Erste Bank Oesterreich segment remained almost unchanged in 2009 at around EUR 35.2 billion, while customer loans decreased slightly from EUR 26.3 billion to EUR 26.1 billion. The share of Erste Bank Oesterreich segment in the total loan portfolio of the Group was 20.2% in December 2009, and therefore, 0.6 percentage points lower than in 2008. The breakdown by customer group also remained nearly unchanged. Loans to retail customers and loans to other segments were more or less equal. The share of loans to professionals, self-employed and small businesses was much smaller at 10% than at the savings banks.

Ever since the granting of foreign currency loans to retail customers was discontinued towards the end of 2008, their share has been gradually decreasing: at the end of 2009, it was 15%. The negative trend in credit quality was confronted by requiring additional collateral.

Unlike many markets in Central and Eastern Europe, the credit portfolio of Erste Bank Oesterreich worsened only slightly in 2009. The share of non-performing loans to total customer loans increased from 4.4% to 4.7%, and within the two best risk categories, there was a slight shift towards the poorer risk classes. The slightly weaker quality of the credit portfolio was due exclusively to corporate customers; the retail portfolio even improved slightly. Also noteworthy is the tenacity that small and medium-sized businesses have shown in withstanding the economic crisis up to now; the credit quality in this subportfolio did not deteriorate in 2009 quite unlike the situation in Central and Eastern Europe.

CZECH REPUBLIC

Business profile. The Czech Republic segment includes the retail and SME business of Česká spořitelna and its subsidiary operations. Česká spořitelna is the leading retail bank in the country and the largest among Erste Group's operations in CEE. It serves some 5.3 million retail, SME and large corporate clients; it operates a network of 660 branches and 1,218 ATMs. Česká spořitelna issued more than 3.3 million bank cards, including almost half a million credit cards. The bank's building society, pension fund and factoring subsidiaries also occupy leading positions in their respective fields.

Economic review

Despite a decline in output in 2009, the strong fundamentals of the Czech economy have helped the country to weather the global economic downturn well. While exports declined by a substantial 4.2% in nominal terms, real GDP fell by an estimated 4.3% in 2009. GDP per capita remained one of the highest in the CEE region at EUR 13,400 in 2009. In addition to trade, tighter credit conditions, slowing wage growth, and declining foreign investments amplified the economic contraction. In response to the crisis, the Czech government adopted two stimulus packages, altogether amounting to 2% of GDP. The main measures included cuts in social security contributions, further increases in public infrastructure spending, and financial assistance to businesses as well as measures to support employment. Despite the latter, however, the unemployment rate grew significantly to an average of 8.2% over the past year and has remained one of the main challenges of the Czech economy.

Public finances worsened in 2009 with the government deficit widening to 4.5% of GDP, mainly as a result of the economic downturn. On the one hand cuts in social security contributions and a reduction in the corporate income tax rate from 21% to 19% contributed to the fall in the revenue-to-GDP ratio; on the other hand, the expenditure-to-GDP increased on the back of higher social transfers and public investments. The contraction in GDP combined with the relatively high deficit drove up government debt to 31.4% of GDP.

Driven by lower oil- and food prices, the general slowdown of the economy, and the lag effect of the strong currency in 2008 inflation remained under control in 2009. Average consumer price inflation stood at 1.1%. After declining in early 2009, the Czech Crown recovered to 25.8 against the euro at the end of the year. On the back of these developments, the Czech National Bank continuously cut the interest rate which reached a historic low of 1.0% by the end of 2009. Importantly, although the Czech Republic is expected to meet all Maastricht criteria in time to adopt the euro by 2012, the adoption date remains uncertain for political reasons.

Key economic indicators – Czech Republic	2006	2007	2008	2009e
Population (ave, million)	10.3	10.3	10.3	**10.3**
GDP (nominal, EUR billion)	113.8	127.5	147.7	**138.0**
GDP/capita (in EUR thousand)	11.1	12.4	14.4	**13.4**
Real GDP growth	7.0	6.1	2.3	**-4.3**
Private consumption growth	5.1	4.9	3.5	**1.6**
Exports (share of GDP)	66.6	70.2	67.6	**65.6**
Imports (share of GDP)	64.6	66.8	64.5	**58.1**
Unemployment (Eurostat definition)	8.1	6.6	5.4	**8.2**
Consumer price inflation (ave)	2.5	2.8	6.4	**1.1**
Short term interest rate (3 months eop)	2.6	4.1	3.6	**1.8**
EUR FX rate (ave)	28.3	27.8	25.0	**26.4**
EUR FX rate (eop)	28.0	26.5	26.9	**25.8**
Current account balance (share of GDP)	-2.4	-3.2	-3.1	**-1.4**
General government balance (share of GDP)	-2.9	-1.9	-0.5	**-4.5**

Source: Erste Group.

Market review

In 2009 the Czech banking market continued to benefit from a favourable balance between loans and deposits and accordingly coped well with the economic downturn. While growth rates slowed down substantially across the entire product spectrum, the rise in financial intermediation metrics was exaggerated by a decline in nominal GDP. FX-lending, which played an important role in countries with higher interest rates, remained insignificant and only related to corporate customers with FX deposits and/or revenues. Despite the lower lending activity coupled with a higher portion of defaulted loans, the country's banking sector continued to be highly profitable. The health of the banking sector was also reflected in the limited exposure to toxic or subprime assets. Accordingly and in contrast to many Western economies, no state support measures were needed in the Czech Republic.

Financial intermediation – Czech Republic (in % of GDP)


120
100
80
60
40
20
0
97
62
40
105
67
50
116
74
58
2005
2007
2009e
Total assets
Customer loans
Customer deposits

Source: Czech National Bank, Erste Group.

Česká spořitelna maintained it strong market position in 2009 and remained the largest retail bank in the Czech Republic. The bank continued to benefit from a conservative retail business model that is built on sustainable deposit funding and solid risk management. At the end of 2009, Česká spořitelna owned about one-third of the market in housing loans as well as retail deposits. Based on total assets, the bank ranked second with a market share of 20.7%.

Market shares – Czech Republic (in %)



35
30
25
20
15
10
5
0
21
31
32
21
29
31
21
28
29
2007
2008
2009
Total assets
Retail loans
Retail deposits

Source: Czech National Bank, Erste Group.

Business review

Strategy. Česká spořitelna's strategy is built on its strength in retail banking. This provides a solid foundation to mitigate risks in economically more challenging times. Accordingly, the bank aims to defend its current retail market position, especially in the competitive deposit market. In the corporate segment Česká spořitelna wants to take advantage of the more difficult economic environment and deepen the relationship to key customers. In the field of asset management the bank aims to regain the leading position in the mutual funds market and restore trust in investment products after the market turmoil in 2008-09.

Highlights in 2009

New deposit products support continued growth. In response to growing client demand for deposit products with a guaranteed yield Česká spořitelna introduced a number of new products in 2009. The *Savings and Investment Programme* provides clients with comprehensive consultancy regarding all aspects of long-term wealth creation: creating a financial reserve, maintaining the client's standard of living in the future and ensuring optimum security for the client and his/her family. The Programme also benefits from government contributions. In addition, CS launched other savings products, such as the *Clever Savings Plan* for regular saving, and the *Perfect Deposit* that offers clients a 3.2% annual yield for a 48 month term deposit with the added bonus that the first half of the yield is paid out when the product is established. The *Golden Deposit* term product introduced in 2008 also attracted new customers. Overall, deposits of private individuals rose by 2.0% in 2009.

Continuing loan growth, but at slowing pace. Loan growth slowed down in 2009, mainly as a result of a 9% increase in consumer loans and a flat development in housing loans. The latter was mainly due to the economic slowdown and decreasing activity in the real estate market. Despite these factors, Česká spořitelna maintained its leading position in the mortgage market. In line with the unfavourable economic conditions, the sale of loan insurance policies, e.g. to cover repayment in the case of unemployment, rose significantly. Overall, the bank's loan-to-deposit ratio remained at about 70%.

Offer of flexible products enlarged. Based on a success of *Personal Account* and *Cool Card* that allow clients to assemble products and services according to their individual needs and requirements, Česká spořitelna introduced a *Student Personal Account.* Both versions of the personal account have attracted more than 1.7 million clients by the end of 2009, translating into an annual growth rate of 59%. At the same time the deposit volume attracted by those products rose by 54%. In addition, Česká spořitelna launched a loyalty scheme – the *Advantage Programme* – as part of the *Personal Account*, in order to reward active customers by offering discounts on products and services.

No. 1 in electronic banking. In the area of electronic banking Česká spořitelna maintained its leadership position: the number of active private individual users of its direct banking (via internet or phone) facility *SERVIS 24* exceeded 1 million clients. Česká spořitelna thus kept its No. 1 position in terms of electronic banking clients. Together with *BUSINESS 24's* corporate clients the total number of users reached 1.25 million. The total number of transactions carried out through SERVIS 24 and BUSINESS 24 grew by 6% in 2009. The number of active payment cards reached 3.3 million of which credit cards represented roughly half a million. The volume of card transactions executed in electronic payment terminals of Česká spořitelna increased significantly by 38% to CZK 75.2 billion or about EUR 2.8 billion.

International and local recognition. As in previous years Česká spořitelna was awarded a number of local and international awards in 2009. In the local Fincentrum Bank of the Year survey, Česká spořitelna defended the title "The Most Trustworthy Bank in the Czech Republic" for the sixth consecutive time and was named "The Bank of the Year 2009". A number of products, such as the *Ideal Mortgage* were also recognised. Among international awards, Česká spořitelna won The Banker magazine's "The Bank of the Year in the Czech Republic" award and "The Best Bank in the Czech Republic" title as part of the prestigious 2009 Euromoney Awards for Excellence.

Financial review

in EUR million	2009	2008
Pre-tax profit	**459.9**	439.9
Net profit after minority interests	**347.4**	349.8
Operating result	**855.3**	789.1
Cost/income ratio	**44.9%**	48.6%
Return on equity	**34.4%**	43.3%
Customer loans	**16,721**	16,100
Customer deposits	**22,415**	21,977

Net interest income of the Czech retail and SME business decreased by EUR 25.1 million or 2.3% from EUR 1,108.1 million in the previous year to EUR 1,083.0 million. However, currency-adjusted this line item increased by 2.9%, driven by the sustained inflow of savings deposits and selective growth in the lending business. Net interest income was negatively influenced by decreasing market interest rates (2-week reference interest rate), which in comparison to the previous year's 3.75% declined to only 1%. Net commission income rose from EUR 424.9 million by 1.1% to EUR 429.5 million this year. The currency-adjusted increase equalled 6.5% mainly due to higher lending volumes. Operating expenses were down by 1.8% due to cost-cutting measures. The improved net trading result (EUR 38.6 million after EUR 2.6 million in the previous year) was achieved on the back of stronger foreign exchange business.

The operating result rose by EUR 66.2 million or 8.4% from EUR 789.1 million in the previous year to EUR 855.3 million; currency-adjusted, the operating result was up by 14.1%. The considerable increase in risk provisions of EUR 156.2 million from EUR 131.9 million in 2008 to EUR 288.1 million reflected higher provisioning requirements – especially in the SME and retail areas – caused by the economic downturn. The item other result improved by EUR 109.9 million from EUR -217.2 million in the previous year to EUR -107.3 million. This corresponded to a currency-adjusted increase of 48.0%, which was driven by the negative result of the previous year, when substantial revaluations of the securities portfolio were required in the third and fourth quarters. This year, the result in this item was burdened by the revaluations required for real estate investments. Net profit after minorities was EUR 347.4 million which was 0.7% lower than in the previous year (EUR 349.8 million). Currency-adjusted, this corresponded to an improvement of 4.6%. The cost/income ratio was 44.9% (48.6% in 2008), while return-on-equity was 34.4% (previous year: 43.3%).

Credit risk

Total exposure in the Czech Republic segment as of year-end 2009 was EUR 26.6 billion and was slightly down compared to the EUR 27.4 billion one year earlier. In contrast to total exposure, loans to customers rose slightly to EUR 16.7 billion by year-end 2009. While loans to households declined year-on-year from EUR 5.3 billion to EUR 5.1 billion, loans to corporate customers and municipalities increased. At a share of almost 13% of Erste Group's total customer loans, the Czech Republic is the second-most important market for Erste Group after Austria.

In the Czech Republic, loans were granted almost exclusively in local currency; the share of foreign currency loans at the end of the financial year was 3.5%. In some areas, lending criteria were tightened especially for commercial real estate as well as for new loans to small and medium-sized businesses.

Compared to other countries in Central and Eastern Europe, the recession in the Czech Republic was not as severe. This development and effective credit risk management contained the deterioration of the loan portfolio. This was particularly true for private consumer and mortgage loans, while the quality of corporate loans, especially in the last quarter of the year, worsened significantly. The share of non-performing loans in the total credit portfolio was 4.6% at the end of 2009 and thus around 1.6 percentage points higher than in 2008. The NPL coverage in relation to customer loans of 66.2% hardly changed over the previous year.

ROMANIA

Business profile. The Romania segment includes the retail and SME business of Banca Comercială Română (BCR) and its subsidiaries. With total assets of EUR 16.4 billion and 4.7 million customers as at year-end 2009 BCR is the clear leader in the Romanian banking market. It offers the complete set of retail and corporate banking services through a network of 661 branches and 48 commercial centres as well as internet and phone banking. In addition, it operates the largest national network of ATMs and POSs – more than 2,000 and approximately 16,500 units, respectively. BCR is also top-ranked in leasing and well-positioned in the pension markets and brokerage business.

Economic review

After several years of exceptional real GDP growth, Romania plunged into recession in 2009 on the back of the global economic downturn. Real GDP contracted by 7.1% while GDP per capita stood at EUR 5,400. The main driver behind this development was the decline in domestic demand. The slow-down of the economy had a corresponding negative effect on employment, with the average unemployment rate increasing to 7.1%. In addition, Romania was affected by negative market sentiment, which weighed heavily on the local currency. In this stuation, the authorities decided to seek external financial support. The EU, the IMF, the World Bank, the EIB and the EBRD responded by making available medium-term financial assistance of up to EUR 20 billion. This assistance was tied to the implementation of a comprehensive economic policy programme, comprising fiscal consolidation and reform measures in the area of fiscal governance, structural reform and tighter financial sector supervision. The adoption of the policy programme has contributed to an improvement in market sentiment and had a positive impact on the Romanian economy and currency, especially in the second half of the year.

The country's budget deficit remained within the limit agreed with the IMF and stood at 7.4% in 2009, with public debt almost doubling to 21.7% of GDP. Compared to West European public debt levels, however, this is still a moderate figure. The current account deficit narrowed to 4.4% of GDP, in line with the economic contraction and reflected mainly the sharp decline in import volumes. Importantly, foreign direct investments remained high, almost fully covering the current account deficit.

As wage pressure eased and aggregate demand contracted, average consumer price inflation remained on a downward trend: it stood at 5.6% in 2009. This was also helped by the performance of the Romanian leu which remained in the range of 4.1-4.3 versus the euro despite political tensions in the second half of the year and after being under pressure at the start of the year. The stable currency allowed the Romanian National Bank to cut the benchmark interest rates five times to 8.0% in 2009. Importantly, presidential elections were held in December restoring political stability in the country and creating favourable conditions for pushing forward reforms in the public sector.

Key economic indicators – Romania	2006	2007	2008	2009e
Population (ave, million)	21.6	21.5	21.5	21.5
GDP (nominal, EUR billion)	97.8	123.8	139.7	115.9
GDP/capita (in EUR thousand)	4.5	5.7	6.5	5.4
Real GDP growth	7.9	6.2	7.1	-7.1
Private consumption growth	11.6	9.8	8.4	-8.2
Exports (share of GDP)	26.4	23.9	24.1	25.1
Imports (share of GDP)	41.7	41.5	40.8	33.5
Unemployment (Eurostat definition)	7.3	6.4	5.8	7.1
Consumer price inflation (ave)	6.6	4.8	7.9	5.6
Short term interest rate (3 months eop)	8.6	8.4	15.5	10.7
EUR FX rate (ave)	3.5	3.3	3.7	4.2
EUR FX rate (eop)	3.4	3.6	4.0	4.2
Current account balance (share of GDP)	-10.4	-13.5	-11.6	-4.4
General government balance (share of GDP)	-1.5	-2.3	-4.8	-7.4

Source: Erste Group.

Market review

The Romanian banking market was heavily impacted by the financial crisis. After years of strong, double-digit growth, the market has almost come to a halt in 2009. While the volume of local currency loans has even declined during the year, the currency-adjusted FX loan volume advanced only slightly. In conjunction with declining nominal GDP, this led to an increase in penetration rates. The highest growth rates were recorded in corporate loans and retail housing loans. Despite this the latter accounted for only 5% of GDP. In this segment EUR-based lending remained significant due to the high local interest rates. In order to stimulate lending and support the real estate market the government introduced the so called "Prima Casa" programme under which euro-based housing loans benefit from state guarantees of up to EUR 60,000; by the end of 2009 a volume of about EUR 500 million in loans were approved.

The deposit market continued to be driven by the retail segment. Local currency deposits remained dominant as well as fully-covered local currency loans while FX deposits – partly driven by remittances transferred from Romanians working abroad – remained a key local funding source for FX loans. In line with the economic development corporate deposit volume decreased in 2009. Overall, the banking sector remained well capitalised while liquidity positions improved during the year.

In 2009 BCR maintained its leading position in the Romanian market with a total asset market share of 19%. In terms of customer loans, BCR expanded its market share, mainly as a result of strong advances in the corporate segment, while posting a slight decline in the retail segment. The improvement in the corporate segment was mainly due to successful campaigns, which led to the acquisition of new accounts and to the broadening of existing relationships. A similar development took place on the deposit side: while BCR lost some of its market share in the retail segment, the corporate deposit share improved year-on-year as a result of additional business in the large corporate and municipality units.

Financial intermediation – Romania (in % of GDP)


80
60
40
20
0
45
21
26
61
37
33
67
43
36
2005
2007
2009e
Total assets
Customer loans
Customer deposits

Source: National Bank of Romania, Erste Group.

Market shares – Romania (in %)


35
30
25
20
15
10
5
0
24
23
28
20
21
26
19
20
24
2007
2008
2009
Total assets
Retail loans
Retail deposits

Source: National Bank of Romania, Erste Group.

Business review

Strategy. BCR's strategy is to maintain its leading market position by further improving its sales channels as well as back office processes, and by continuing to put customer needs at the forefront of all activities. The main goal is to further increase customer loyalty and hence long-term profitability, while at the same time adhering to strict lending standards and offering high quality savings and investment products.

Highlights in 2009

Improved service quality. As part of its service quality initiative, BCR took further measures to streamline the internal credit assessment processes and to shorten the time to approval in both retail and corporate lending. The advisory capabilities of front office staff were also improved in order to increase the number of long-term customer relationships and strengthen the bank's market leadership. Other initiatives related to the simplification of documentary procedures and the implementation of a new complaint management concept aiming to increase customer satisfaction by improving the response times for all customer requests. In addition, BCR's capacity to maximise the sales force potential by increasing the product knowledge was strengthened by a training and development plan.

Focus on customer insight and risk management. In 2009 BCR took a number of measures in order to better understand the customer and improve the management of customer relationships. In this respect, the bank developed customer segment-based service models that feature specific product offerings and adequate pricing. Moreover, BCR laid the groundwork for introducing a new sales force and customer care concepts at the branch level, implementing a single point of contact model for mass affluent retail customers. Furthermore, important progress has been made in implementing a scoring system based on customer behaviour and developing risk-adjusted pricing for lending products. These measures should contribute to better risk management and customer service, enhanced knowledge about the customer, and ultimately improve asset quality.

Enhanced distribution with focus on alternative channels. Given that cash transactions are still predominant in the market, BCR continued to take specific measures to encourage the shift in customer behaviour to non-cash transactions. Therefore, BCR has been focusing on developing, promoting and selling electronic banking solutions and cash management products, and on improving card usage. At the same time, BCR continued to ensure good proximity to the customer by expanding its branch network. Furthermore, BCR implemented new functionalities for internet banking and cash machines.

Improved efficiency. BCR made significant efforts in order to reduce operating costs and streamline processes. Measures included the reorganisation of cash management processes, the streamlining of internal regulations by reducing their number and optimising the document workflow. Additional efforts were made in the IT area in order to minimise the time to market and increase business flexibility. As a result of the measures the cost/income ratio declined to a record level of well below 40%.

Financial review

in EUR million	2009	2008
Pre-tax profit	**129.4**	439.8
Net profit after minority interests	**73.5**	240.1
Operating result	**644.9**	555.6
Cost/income ratio	**37.3%**	45.2%
Return on equity	**13.4%**	53.4%
Customer loans	**11,190**	10,920
Customer deposits	**7,297**	7,303

An improved net interest margin led to an increase in net interest income at Banca Comercială Română, from EUR 749.5 million in the previous year to EUR 836.8 million in 2009 (+11.7%, currency-adjusted: +28.2%). The decline in the net trading result (down by EUR 0.8 million from EUR 27.4 million to EUR 26.6 million) was largely a reflection of the negative valuation effects from the depreciation of the RON, especially in the first and second quarters of 2009. Net commission income dropped by EUR 71.5 million or 30.3% (currency-adjusted: -19.9%) from EUR 236.3 million last year to EUR 164.8 million. This substantial decline was caused by lower new loan volumes and weaker payment transaction business. Increased expenses due to the expansion of the branch network (year-on-year +20 new branches) and investments into the development of the card business and alternative distribution channels were offset by lower personnel expenses resulting in operating expenses of EUR 383.3 million, which were much lower than the corresponding figure for 2008 of EUR 457.6 million (-16.2%, currency-adjusted: -3.8%).

The solid operating result of EUR 644.9 million following EUR 555.6 million in the previous year – currency-adjusted this was an increase of 33.3 % – was contrasted by a significant rise in risk provisions – especially for the retail portfolio – from EUR 129.0 million in 2008 by EUR 403.4 million to EUR 532.4 million. The need for higher risk provisions arose due to general market developments (financial crisis, higher unemployment, depreciation of RON vs. EUR).

The item other result rose by EUR 3.8 million from EUR 13.2 million to EUR 17.0 million. Net profit after minorities declined by EUR 166.6 million (-69.4% or currency-adjusted -64.8%) from EUR 240.1 million in the previous year to EUR 73.5 million. The cost/income ratio improved from 45.2% in 2008 to 37.3%, while return-on-equity was 13.4%.

Credit risk

The total exposure in the business segment Romania was EUR 14.3 billion at year-end 2009 (end of 2008: EUR 13.2 billion). Loans to customers rose by 2.5% to EUR 11.2 billion, which is a share of 8.7% in the total volume of customer loans of Erste Group. This slight expansion – compared to the previous years – was due primarily to the overall economic conditions. While loans to retail customers were slightly higher, loans to corporate customers stagnated.

The share of foreign currency loans changed only slightly, and accounted for some 56% of the total portfolio at year-end; the share of unsecured consumer loans decreased. In the course of 2009, more stringent lending criteria were introduced for new loans. Furthermore, measures to avoid defaults were intensified, with greater importance being attached to credit restructuring to adjust to the worsened economic situation both for private households as well as corporate customers.

The recession caused a steep decline in credit quality. The share of the two best risk categories to total exposure decreased from 82.6% to 71.5%. The share of non-performing loans to total customer loans went up in 2009 from 4.6% to 13.1%, with loans to corporates having a slightly better quality than loans to retail customers. The development among the self-employed and small businesses was especially negative, but – at around 7% - the share of this segment of the total loan portfolio was very small. As risk provisions were significantly increased with a net allocation of EUR 301 million, there were still enough reserves for credit losses. The coverage ratio for non-performing loans rose again in the second half-year, and by year-end, it reached almost 57%.

SLOVAKIA

Business profile. The Slovakia segment encompasses the retail & SME business of Slovenská sporiteľna (SLSP) and its subsidiaries. Slovenská sporiteľna is the long standing retail market leader and the second largest player in the corporate segment. It serves some 2.5 million clients, or about half of the Slovak population, through a network of 279 branches and more than 660 ATMs. Slovenská sporiteľňa also occupies leadership positions in asset management, leasing and factoring. The bank focuses on offering simple and transparent products for mass market clients, by capitalising on its key strengths: the country-wide distribution network and its traditionally high trustworthiness.

Economic review

Overall sound macroeconomic and structural policies coupled with strong GDP growth rates between 2003 and 2008 enabled Slovakia to adopt the euro in January 2009. This helped to shield the country from potential exchange rate pressure and supported confidence during the global economic downturn. Nonetheless, the country's small and very open economy contracted by 4.7% in 2009. The decline erased most of the 6.2% real GDP growth seen in 2008; GDP per capita amounted to EUR 11,700 in 2009. Importantly, however, after a sharp downturn in the beginning of 2009 the economy started to recover later in the year. Industrial production, boosted by improving foreign demand, recovered almost 20% from its bottom. The unemployment rate continuously increased in 2009 reaching a level 11.9%.

The policy response of the Slovak government to the crisis has aimed to contain the economic downturn by supporting domestic demand in order to partly offset the slump in external demand. Authorities adopted fiscal policy measures in November 2008 and February 2009, which amounted to roughly 0.5% of GDP for 2009. Importantly, these measures were mainly financed through a reallocation of resources within the budget and therefore did not have a material negative impact on public accounts; in relation to GDP, of course, the budget deficit rose. Overall, government debt rose to 35.4% of GDP in 2009. The measures were targeted at specific sectors of the economy (car-scrapping scheme), disadvantaged groups (increase in tax credit for low earners) and at supporting employment (contributions for retention of employment). Despite decreased demand for cars, imports lagged the recovery in exports, putting the trade balance into surplus. Equally, the current account deficit also contracted to 2.5% of GDP.

In line with the global disinflation trend, Slovak inflation reached historic lows in the autumn of 2009; for the full year, consumer price inflation stood at 1.6%. As a result of this and thanks to the adoption of the euro, Slovakia benefited from low eurozone interest rates of 1.0%.

Key economic indicators – Slovakia	2006	2007	2008	2009e
Population (ave, million)	5.4	5.4	5.4	**5.4**
GDP (nominal, EUR billion)	44.5	54.8	64.8	**63.3**
GDP/capita (in EUR thousand)	8.3	10.2	12.0	**11.7**
Real GDP growth	8.5	10.6	6.2	**-4.7**
Private consumption growth	5.9	7.1	6.1	**-0.4**
Exports (share of GDP)	74.3	76.7	73.6	**62.7**
Imports (share of GDP)	78.8	77.8	74.6	**60.7**
Unemployment (Eurostat definition)	13.3	11.0	9.6	**11.9**
Consumer price inflation (ave)	4.5	2.8	4.6	**1.6**
Short term interest rate (3 months eop)	4.7	4.3	3.0	**0.7**
EUR FX rate (ave)	1.2	1.1	1.0	**1.0**
EUR FX rate (eop)	1.1	1.1	1.0	**1.0**
Current account balance (share of GDP)	-7.2	-5.3	-6.5	**-2.5**
General government balance (share of GDP)	-3.5	-1.9	-2.2	**-6.0**

Source: Erste Group.

Market review

Despite the economic downturn, the Slovak banking market remained one of the most balanced in the CEE region with a loan-to-deposit ratio of well below 100%. Slowing growth rates and a manageable deterioration in asset quality were the only noticeable crisis effects in 2009. Within the retail loan market housing loans grew the fastest, followed by consumer loans; overall, retail loan growth rate amounted to 10.4% in 2009. Corporate loan demand took a hit in 2009. Even though FX loans never played a significant role in Slovakia, the small portion of corporate FX loans that did exist disappeared as a result of the euro introduction.

Financial intermediation – Slovakia (in % of GDP)


100
80
60
40
20
0
75
30
45
81
40
51
84
50
59
2005
2007
2009e
Total assets
Customer loans
Customer deposits

Source: National Bank of Slovakia, Erste Group.

The deposit market declined over the course of the year, mainly as a result of the euro introduction which led to high deposit inflows towards the end of 2008. The decline was least pronounced in the retail segment, while the decrease in corporate deposits was more significant due to the difficult economic situation. The broadest measure of banking market penetration, total assets as a percentage of GDP declined in 2009, as interbank assets within the banking system reverted to historic lows.

Slovenská sporiteľna comfortably maintained its leadership position in the Slovak banking market in 2009. While the retail loan market share improved on the back of proactive marketing campaigns, the retail deposit market share slipped slightly as the bank did not participate in the fight for unprofitable deposits. In the corporate segment, the trends were opposite. While the bank strongly expanded its deposit share, the corporate loan market share remained unchanged. Overall, Slovenská sporiteľna's total asset market share improved to 21.4% after 19.7% in the previous year.

Market shares – Slovakia (in %)


40
35
30
25
20
15
10
5
0
18
23
31
20
24
29
21
26
28
2007
2008
2009
Total assets
Retail loans
Retail deposits

Source: National Bank of Slovakia, Erste Group.

Business review

Strategy. Slovenská sporiteľňa aims to defend its leading market position in retail and SME banking, building on its unique strength in retail funding, on its trustworthiness, on its strong customer base and its distribution network. It is also committed to improve the customer experience by offering flexible and transparent products and its operational performance by raising efficiency. An additional competitive advantage is accessibility, created by the broadest network of branches and ATMs. SLSP will focus on maintaining this advantage, by gradually adding sales points in localities where it is underrepresented.

Highlights in 2009

Simplification of business. SLSP streamlined its organisational structure and reduced the number of management layers both in the branch network and head-office in order to simplify the operating model and increase customer focus. It introduced stricter cost management in all key areas, including personnel, IT and property management. Costs that are fundamental to future performance were not affected by these cuts. SLSP also simplified the product portfolio and related processes in order to increase efficiency and improve the customer experience. All of the above resulted in a significant reduction in operating costs in the business year under review.

Enhanced product portfolio. Maintaining long-term relationships with its customers is important to SLSP. Accordingly, the bank aims to offer price competitive and relevant products. To this effect, SLSP launched various new products, such as a new flat fee personal account, offering all key services for single price. While the product is also available to existing customers, it will mainly be targeted at new clients and provide a base for building long-term active relationships with those customers.

Rising loan volumes, declining deposits. In line with the general economic environment, loan growth slowed down considerably in 2009. This was mainly a result of strongly growing retail loans and a decline in corporate loan volumes. Deposits declined across the board, mainly due to an extraordinary rise in deposits ahead of the euro introduction a year ago. Due to its prudent pricing policies SLSP kept margins stable in 2009: on the one hand the bank did not compete for unprofitable deposits in the run-up to the euro changeover; on the other, it continued lending at stricter terms and at better spreads than in the past.

Financial review

in EUR million	2009	2008
Pre-tax profit	**42.4**	100.4
Net profit after minority interests	**27.6**	82.7
Operating result	**249.1**	221.9
Cost/income ratio	**50.0%**	52.7%
Return on equity	**6.0%**	27.5%
Customer loans	**5,670**	5,241
Customer deposits	**7,145**	7,599

At EUR 385.9 million, net interest income in the Slovak retail and SME business was EUR 45.5 million higher (+13.3%) than in the previous year (currency-adjusted: +9.0%). The main factors behind this development were – despite several interest rate cuts triggered by the introduction of the euro and developments on financial markets – the expansion in the lending and deposit business in the retail segment. Net commission income was EUR 104.6 million (-3.6% or currency-adjusted -7.2%) after EUR 108.4 million last year. This decline was – as expected – due to the lower commissions in foreign exchange and securities business. This was due primarily to the ban on charging fees for cash transactions in the course of the euro introduction that applied until 31 August 2009. The reason for the lower net trading result, which was down by EUR 11.9 million from EUR 20.2 million in 2008 to EUR 8.3 million, was the lack of foreign exchange business after the introduction of the euro. Risk provisions reflected the weaker market situation compared to 2008 and amounted to EUR 156.5 million, which was EUR 69.5 million higher than EUR 87.0 million in the previous year.

Operating expenses increased by EUR 2.4 million or 1% from EUR 247.2 million to EUR 249.6 million. On a currency-adjusted basis operating expenses declined by 2.9%, with the increase in IT expenses being compensated by lower personnel expenses. The decrease in other result by EUR 15.8 million from EUR -34.5 million in the previous year to EUR -50.3 million was due primarily to revaluations in the available-for-sale portfolio as well as litigation costs. Net profit after minorities was EUR 27.6 million (-66.6% vs. 2008) and return-on-equity 6.0%. The cost/income ratio reached 50.0% after 52.7% in the previous year.

Credit risk

Total exposure in the business segment Slovakia was EUR 8.5 billion at year-end 2009, up nearly EUR 1.3 billion compared to the end of 2008. Loans to customers rose by 8.2% to EUR 5.7 billion or 4.4% of Erste Group's total customer loan volume. The increase was mainly attributable to growth in retail loans, while loans to medium-sized and larger companies declined.

The loan portfolio consisted almost completely of local currency (euro) loans; there were still no foreign currency loans to private individuals. The collateral ratio was higher than in the past for newly granted loans in 2009. Considering the substantial deterioration in asset quality in certain subportfolios, the granting of new loans to certain sectors was discontinued. For customers with temporary payment difficulties, an increasing number of restructuring measures were carried out.

Overall, the worsening of credit quality was limited. While defaults on corporate loans went up in 2009 from 3.2% to 8.4%, the share of non-performing loans in the retail business rose from 6.0% to 6.2% and was lower than the country average. As in many countries of Central and Eastern Europe, the worsening of credit quality was significantly higher among small businesses. Migration within performing loans was also only minor: The share of the two best risk categories of total loans decreased by only 2.6 percentage points to 88%. Provisions for loans rose from EUR 222 million to EUR 310 million and covered 73% of non-performing loans at year-end.

HUNGARY

Business profile. The Hungary segment comprises the retail and SME business of Erste Bank Hungary and its subsidiaries. Erste Bank Hungary is a considerable player in the Hungarian banking market: in terms of customers it occupies the No. 2 spot with 870,000 clients; it was also second in retail lending, with a market share of 13.3%. At a total asset market share of 8.6% Erste Bank Hungary ranks fifth in the market. The network coverage remains virtually unchanged at more than 200 branches nationwide, 27 commercial centres for SME clients, in excess of 400 ATMs and 343 online-post offices. In addition, Erste Bank Hungary maintains strong positions in the brokerage business and in leasing.

Economic review

Hungary's economy had already stagnated for two years when the global economic downturn hit the country in 2009. Accordingly, the country entered into a deep recession, driven by the sharp drop in industrial production and by a decline in private consumption due to the decrease in real disposable household income. While exports decreased, imports fell even faster, resulting in a higher contribution of net exports to GDP growth in 2009. Difficulties around financing, tighter credit conditions and declining foreign direct investments proved to be a burden on private investments. Overall, real GDP fell by 6.3% in 2009 while GDP per capita stood at EUR 9,200. Due to the unfavourable impact of the economic downturn the unemployment rate increased further to 10.0% in 2009. Even more importantly, the labour market participation rate stood at only 55.4%, among the lowest in the European Union.

The government's crisis management programme comprised a decrease in public spending covering a mix of structural and temporary expenditure saving measures, an increase in revenues and a restructuring of the tax system. Acknowledging the government's commitment to fiscal consolidation and to prevent additional financial market turmoil, a joint financial assistance package of up to EUR 20 billion was provided to Hungary by the EU, the IMF and the World Bank. The funds were linked to policy conditions, such as a further reduction in its budget deficit, which stood at 3.9% of GDP, one of the lowest in Europe.

Mainly influenced by a decline of global energy prices, inflation has remained tame throughout 2009 with average consumer price inflation standing at 4.2%. 2009 proved to be a hectic year for the Hungarian forint driven mainly by political uncertainties. The first half of the year brought a significant depreciation for the currency, with the HUF breaking through the psychologically important level of 300 per EUR in March. Following the introduction of new fiscal tightening measures the forint strengthened significantly, finishing the year at 271 versus the euro. This latter development of the currency allowed the National Bank to cut the base rate by 325 basis points to 6.25%.

Key economic indicators – Hungary	2006	2007	2008	2009e
Population (ave, million)	10.1	10.1	10.0	**10.0**
GDP (nominal, EUR billion)	89.9	101.1	105.6	**92.2**
GDP/capita (in EUR thousand)	8.9	10.0	10.5	**9.2**
Real GDP growth	4.0	1.0	0.6	**-6.3**
Private consumption growth	1.9	-1.6	-0.6	**-7.0**
Exports (share of GDP)	64.9	67.4	68.8	**64.3**
Imports (share of GDP)	67.2	67.3	68.9	**59.3**
Unemployment (Eurostat definition)	7.5	7.4	7.8	**10.0**
Consumer price inflation (ave)	3.9	8.0	6.1	**4.2**
Short term interest rate (3 months eop)	8.1	7.5	10.0	**6.2**
EUR FX rate (ave)	264.3	251.3	251.3	**280.6**
EUR FX rate (eop)	251.8	253.4	264.8	**270.8**
Current account balance (share of GDP)	-7.5	-6.8	-7.2	**0.4**
General government balance (share of GDP)	-9.2	-5.0	-3.4	**-3.9**

Source: Erste Group.

Market review

The economic downturn had a severe impact on the Hungarian banking market. Lending growth crawled to a halt, driven by a currency-adjusted decline in FX loan volumes. Accordingly, local currency loans increased their share of the market for the first time in many years. This trend was due to the abolition of Swiss franc lending and a stricter approach to euro-based lending. In terms of customer categories the decline in loan volumes was broad-based: the only reason for the somewhat stronger decline in corporate loans compared to retail loans was the higher share in local currency loans in the corporate segment. The deposit market was also characterised by stagnation: while FX deposit volumes rose only due to currency movements, local currency deposits contracted by a low single-digit percentage. Competition for deposits continued to be strong, leading to margin pressure at those market participants who priced these products as loss-leaders in order to attract new funds and customers.

Financial intermediation – Hungary (in % of GDP)


150
120
90
60
30
0
92
53
44
112
61
48
129
69
57
2005
2007
2009e
Total assets
Customer loans
Customer deposits

Source: National Bank of Hungary, Erste Group.

In this environment Erste Bank Hungary improved its market share. The bank made the most significant headway in the deposit market, where it improved its market share in all customer segments. In the lending business, market shares also rose compared to 2008. This development was all the more satisfactory as margins improved at the same time; it also led to a decline in the loan-to-deposit ratio of the bank.

Market shares – Hungary (in %)


15
12
9
6
3
0
7
11
6
8
12
7
9
13
8
2007
2008
2009
Total assets
Retail loans
Retail deposits

Source: National Bank of Hungary, Erste Group.

Business review

Strategy. The main strategic goal of Erste Bank Hungary is to be one of the top three banks by net profit and cost/income ratio. At the same time the bank aims to further strengthen its deposit funding base in order to improve the loan-to-deposit ratio. Even though the business environment changed significantly due to the declining importance of FX lending and generally slowing growth rates, Erste Bank Hungary still aims to grow market shares in the key retail and SME segment in a sustainable manner.

Highlights in 2009

Loan book dominated by secured loans. Erste Bank Hungary remained one of the major players in the mortgage loan market in 2009. Secured lending continued to be the dominant part of the retail portfolio and contributed significantly to net interest income. With a market share of 15% Erste Bank Hungary ranked second in the housing and free-utilisation mortgage loan segments. Although new volumes in the market dropped by 60% to 70% year-on-year, Erste Bank Hungary managed to grow faster than its competitors. In contrast to the trend of previous years, most of the newly issued loans were denominated in euro, rather than Swiss francs, and an increasing portion was based in local currency.

Declining demand for SME and corporate loans. In addition to retail lending, the financing of small and medium-size corporates also generates significant income and profit for the bank. In 2009, though, redemptions outweighed new business, leading to a decline in the stock of SME loans. Profitability suffered from a rise in risk costs. As a result of the weak economic environment corporates sought shorter term loans, as investment activity remained at subdued levels. Due to the interest rate differential new business was mainly euro-based. Despite challenging market conditions Erste Bank Hungary successfully executed its strategy to selectively acquire new customers and increased its corporate market share to 8.8%.

Successful cooperation with the Hungarian Post Office. The strategic cooperation with Erste Bank Hungary's postal distribution partner, the Hungarian Post Office, continued successfully in 2009. While the bank offers a wide range of financial services and products through this variable-cost distribution channel under a separate brand name, the main highlights of 2009 were continued growth in current accounts and deposits: while the former rose by more than 20% to 163 thousand, the latter enjoyed even more impressive growth. Term deposits rose by nearly 60% in 2009 to a total of about EUR 200 million, underscoring the deposit collection potential of the cooperation. In addition to successful business development, a new education programme for Hungarian Post delivery staff was also started.

Brokerage business approaches the top. Erste Investment Hungary, the brokerage subsidiary of Erste Bank Hungary, continued to expand its market share in 2009: in terms of cash trading volumes it ranked second on the Budapest Stock Exchange (BSE) for the full year, while in selected months it already attained the top spot with market shares in excess of 25%. The number of retail customers using electronic sales channels also increased in 2009. This trend was also supported by the recovery in global stock markets since March 2009. During the past year special efforts were made to introduce new investment products to retail customers, while in the private banking segment, the focus remained on increasing the customer base through marketing investment certificates.

Financial review

in EUR million	2009	2008
Pre-tax profit	**83.5**	147.4
Net profit after minority interests	**57.9**	109.5
Operating result	**255.7**	210.1
Cost/income ratio	**45.6%**	51.6%
Return on equity	**14.7%**	34.1%
Customer loans	**7,301**	7,169
Customer deposits	**3,931**	3,159

In the Hungarian retail and SME business, net interest income improved from EUR 298.7 million in the previous year to EUR 353.6 million (+18.4% or currency-adjusted +32.6%) mainly due to the continued marked expansion in average customer loans and pricing policy changes. The drop in net commission income from EUR 130.7 million last year by EUR 44.5 million to EUR 86.2 million (-34.1% or currency-adjusted -26.2%) was due to the decreasing contributions from the securities and retail business, but mainly due to the different method of reporting of commission income from foreign currency loans in the two years under review: in 2008, commissions from foreign currency loans were allocated to net commission income, while in 2009 these were reported in the net trading result. Adjusted for this effect, the drop in net commission income was 3.4%. In conjunction with the steep increase in the net trading result of EUR 4.5 million in the previous year to EUR 29.9 million, which was due to the inclusion of commissions from foreign currency loans, the operating result rose from EUR 210.1 million by 21.7% (currency-adjusted: +36.3%) to EUR 255.7 million.

Operating expenses declined by EUR 9.8 million (-4.4% or currency-adjusted +7.1%) from EUR 223.8 million in the previous year to EUR 214.0 million. The currency-adjusted increase is explained by the hike in value added tax in the second half of 2009. The cost/income ratio improved substantially from 51.6% at year-end 2008 to 45.6%. The general economic situation in Hungary and the related currency depreciation (especially in the first and second quarters of 2009) were also behind the rise in risk provisions at Erste Bank Hungary that rose from EUR 73.5 million in 2008 to EUR 170.8 million. The decline in other result was attributable to positive one-time effects in 2008 such as the proceeds from the sale of real estate and participations. At EUR -1.3 million, the other result was EUR 12.1 million lower than the value for the previous year of EUR 10.8 million. Net profit after minorities dropped by 47.1% (currency-adjusted: -40.8%) from EUR 109.5 million to EUR 57.9 million. Return-on-equity was 14.7%.

Credit risk

The entire exposure of the Hungary segment rose by 7.6% to EUR 9.2 billion in 2008, while loans to customers practically stagnated at EUR 7.3 billion (+1.8%). The share in total customer loans of Erste Group was 5.7% at the end of 2009. The distribution between retail and corporate loans changed slightly in favour corporate financing. The low level of growth in credit volume was due to the difficult macroeconomic situation in Hungary, which did improve over the course of the year, as well as to more restrictive lending; the granting of new loans in Swiss francs was discontinued.

Despite the stop in lending in Swiss francs, the share of foreign currency loans was still almost 78% at the end of 2009. Lending practices were adjusted to the changed economic conditions by assigning an even higher weighting to the cash flows at companies and the income situation of households.

The quality of loans has more or less stabilized after successively deteriorating over several quarters in the second half-year 2009. Around 86% of customer loans were classified in the two best risk categories at year-end (end of 2008: 93%), and the non-performing loans amounted to 7.6% of the total portfolio following 3.4% in December 2008. Defaults were slightly higher among corporate customers than for consumer and housing loans of retail customers. The NLP coverage was around 46% in December 2009, which is satisfactory considering the high share of secured loans and the conservative valuation of real estate.

CROATIA

Business profile. The Croatia segment comprises the retail & SME business of Erste & Steiermärkische Bank (ESB), commonly referred to as Erste Bank Croatia, and Erste Bank Montenegro. It is one of the major banking institutions in Croatia with double-digit market shares in all key product categories. Erste Bank Croatia services some 740,000 clients via network of 124 branches and well developed alternative channels, such as internet and mobile communications as well as ATMs. In addition to banking services, Erste Bank Croatia also occupies leading market positions in a wide range of financial services, such as fund management, pension funds, brokerage and leasing. Erste Bank Montenegro operates 14 branches.

Economic review

In line with the global economic slowdown, Croatia entered into a recession in 2009 with the real GDP falling by 5.9%. GDP per capita stood at EUR 10,300 in 2009. The contraction in output was mainly driven by a considerable drop in domestic demand. Private consumption fell by 8.6% and real investment dropped by 11.9%. Only government consumption grew, as spending was not reduced in line with falling revenues. All in all, domestic demand made a significant negative contribution to GDP growth. At the same time, total exports declined by 20.4% year-on-year, though less strongly than total imports, which were down by 25.9%. Slowing growth and investments impacted the labour market and led to an increase in the average unemployment rate to 9.7% in 2009.

Pressure on the trade balance remained limited due to sluggish domestic demand. Fiscal policy was strongly influenced by the crisis in 2009 with revenues underperforming in line with decreasing economic activity. The budget deficit deteriorated from 1.6% of GDP to 3.0%. The government introduced some rebalancing measures, such as a special tax on income, a VAT increase of one percentage point and increases in excise taxes to offset falling revenues.

As a result of shrinking domestic demand and lower commodity prices inflationary pressures remained low in 2009. The Croatian National Bank (CNB) has confirmed its strong commitment to exchange rate stability, while the monetary framework did not change in 2009. The strong exchange rate performance triggered several FX interventions boosting FX reserves and gave the CNB leeway to fine-tune short-term liquidity; this led to a moderation in money market rates.

Key economic indicators – Croatia	2006	2007	2008	2009e
Population (ave, million)	4.4	4.4	4.4	**4.4**
GDP (nominal, EUR billion)	39.1	42.8	47.4	**45.3**
GDP/capita (in EUR thousand)	8.9	9.7	10.8	**10.3**
Real GDP growth	4.7	5.5	2.4	**-5.9**
Private consumption growth	3.5	6.2	0.9	**-8.6**
Exports (share of GDP)	21.6	21.5	20.6	**17.0**
Imports (share of GDP)	43.0	43.5	43.5	**33.2**
Unemployment (Eurostat definition)	11.1	9.6	8.4	**9.7**
Consumer price inflation (ave)	3.2	2.9	6.1	**2.4**
Short term interest rate (3 months eop)	4.6	6.9	8.2	**3.8**
EUR FX rate (ave)	7.3	7.3	7.2	**7.3**
EUR FX rate (eop)	7.4	7.3	7.3	**7.3**
Current account balance (share of GDP)	-6.9	-7.6	-9.2	**-5.1**
General government balance (share of GDP)	-2.1	-1.4	-1.6	**-3.0**

Source: Erste Group.

Market review

The Croatian banking market is among the most developed in the CEE region based on financial intermediation figures. However, lower demand for loans and financing constraints as well as higher risk awareness by banks led to a slowdown in lending, especially to private households. After starting to relax lending restrictions in the second half of 2008, the Croatian Central Bank continued with this policy in 2009 by abolishing the annual loan growth restriction of 12%. Despite this, overall retail and corporate loan volumes remained flat in 2009. At the same time retail deposits rose marginally while corporate deposits decreased, mainly as a result of the economic decline. As in previous years, seasonal effects, such as the tourist trade and exchange rate movements played a role in the development of deposits.

The Croatian banking market continued to be driven by euro-denominated loans and deposits in 2009. The structure of the market was equally unchanged in the past year and Erste Bank Croatia remained the third largest bank in the market. Despite the difficult economic environment, Erste Bank Croatia successfully expanded its market share in almost all client segments. For the first time total asset market share eclipsed 13%, while the deposit market share reached nearly 14% and loan market share was also at an all-time high at above 13%.

Financial intermediation – Croatia (in % of GDP)


150
120
90
60
30
0
97
59
53
107
69
63
112
77
62
2005
2007
2009e
Total assets
Customer loans
Customer deposits

Source: National Bank of Croatia, Erste Group.

Market shares – Croatia (in %)


14
12
10
8
6
4
2
0
12 12 12
12 12 12
13 13 13
2007
2008
2009
Total assets
Retail loans
Retail deposits

Source: National Bank of Croatia, Erste Group.

Business review

Strategy. Erste Bank Croatia aims to further improve its market position in the medium and long term. In doing so, the bank will continue to focus on mass market and affluent retail customers and SME clients with a favourable risk profile. It aims to provide simple and transparent products through its state-of-the-art branch network and alternative distribution channels. The continued improvement in service quality and a personalised approach to customers, especially in difficult economic times, is also central to the bank's strategy.

Highlights in 2009

Product development in retail banking. In 2009, Erste Bank Croatia mainly focused on exploiting synergies with other Erste Group companies, such as s Leasing, IMMORENT, Erste Factoring, Erste Securities and Erste Card Club in order to improve cross-selling and the development of new financial services. In terms of banking products a new revolving cash loan and an instalment payment facility on debit cards was launched. The streamlining of back office processes through the development of IT support functions was also successfully executed. In addition, new minimum standards for approving loans were introduced together with a risk adjusted pricing methodology for private individuals.

Slowing corporate business. As a result of the economic downturn the corporate business suffered from the lack of volume growth in 2009. While loan demand was mostly met by actively cooperating with Erste Factoring, the deposit business declined slightly, mainly as a result of the weak economic environment. Even though the bank countered these trends by marketing campaigns in order to retain existing customers, it also focused on sensible pricing with a view to maintain margins. The cooperation with the Croatian Bank for Reconstruction and Development (HBOR) continued in 2009 and led to the financing of SME and infrastructure projects in line with availability of HBOR funds.

Adoption of internal ratings based (IRB) approach under Basel II. Following approval of the Austrian regulator, Erste Bank Croatia switched to the IRB approach in the third quarter of 2009. This had a positive effect on the bank's risk-weighted asset volume: the decrease in risk-weighted assets related to private individuals and financial institutions (including sovereign) portfolio more than compensated the increase in corporate segment. However, the savings from the IRB switch were partly offset by the downward migration of the portfolio.

Financial review

in EUR million	2009	2008
Pre-tax profit	**100.3**	136.2
Net profit after minority interests	**51.3**	71.8
Operating result	**176.2**	166.0
Cost/income ratio	**42.6%**	44.0%
Return on equity	**26.4%**	45.3%
Customer loans	**4,684**	4,125
Customer deposits	**4,076**	3,132

The operating result of the Croatian retail and SME business rose by 6.1% or currency-adjusted 7.8% from EUR 166.0 million to EUR 176.2 million. This was driven mainly by the inclusion of the Montegrin Erste Bank Podgorica as of second quarter 2009. Its contribution to operating profit was EUR 6.0 million. Erste Bank Podgorica has total assets of EUR 181.0 million and operates 14 branches with 212 employees. Furthermore, Erste Factoring Croatia was allocated to this segment and prior periods were accordingly adjusted. Its contribution to operating profit was EUR 10.9 million in the fourth quarter. Net interest income increased from EUR 204.6 million in 2008 to EUR 223.4 million (+9.2%; currency-adjusted +10.9%). Net commission income declined by 3.3% – currency-adjusted 1.8% – from EUR 76.9 million in the previous year to EUR 74.4 million. Due to the contracting foreign exchange business at Erste Card Club, net trading result fell by EUR 5.8 million (-39.5%, currency-adjusted -38.5%) from EUR 14.8 million in 2008 to EUR 9.0 million. At EUR 130.6 million, operating expenses stayed at last year's level of EUR 130.4 million.

The cost/income ratio was 42.6% after 44.0% in the previous year. The increase in risk provisions from EUR 28.1 million in the previous year by EUR 46.4 million to EUR 74.5 million was due to the addition of companies to this segment as well as due to the generally higher risk provisioning requirements caused by deteriorating market conditions. Net profit after minorities dropped from EUR 71.8 million in the previous year to EUR 51.3 million (-28.6% or currency-adjusted -27.4%). Return-on-equity decreased from 45.3% in 2008 to 26.4%.

Credit risk

In the Croatia segment, total exposure increased from EUR 5.9 billion by almost one-fifth to EUR 7.0 billion in 2009. Growth in customer loans was less significant, but was still far above the growth rates in Central and Eastern Europe (+4.4%); they grew by almost 14% to EUR 4.7 billion and increased their share of Erste

Group's overall loan book from 3.3% to 3.6%. The strongest growth rate was recorded in municipality financing. The expansion took place mainly in the first half of the year, while in the second half volumes stagnated. Apart from the general economic situation, the more restrictive lending practice was also a reason for this trend. This concerned mainly retail customers with lower credit ratings as well as employees in the riskier sectors such as the construction industry and real estate sector. Debt collection and debt structuring measures were intensified.

Non-performing loans rose from EUR 181 million to EUR 289 million, i.e., from 4.4% to 6.2% of the total portfolio. Within the segment of performing loans, there were only relatively few shifts compared to other CEE markets. The default rates for private individuals as well as for corporate customers were nearly the same in December 2009. As in other countries, the deterioration in loans to the self-employed and small businesses was disproportionately high; however, this subportfolio accounts for only 5% of total customer loans and is therefore only of minor significance. NLP coverage increased by EUR 60 million to EUR 228 million.

SERBIA

Business profile. The Serbia segment comprises the retail and SME business of Erste Bank Serbia (EBS) which has some 235,000 clients and a network of 73 branches as well as 11 commercial centres for corporate clients. Catering to the needs of broad retail and mid-market corporate client base, the bank is well represented in the all major business centres in Serbia. The bank's current market share is some 3% in key product segments; however, its position is considerably stronger in alternative distribution channels, with an 8% market share in electronic payments in Serbia.

Economic review

Economic growth took the expected hit in 2009 with real GDP in Serbia contracting by 2.9%; GDP per capita amounted to EUR 4,100 in 2009. While outperforming some of Serbia's regional peers, the extent of the contraction was significant, but has to be viewed in the context of strong growth in recent years. Economic activity suffered from two factors: external demand was considerably weaker, triggering a strong export contraction and industrial production weakness; and, the more important domestic demand, which had fuelled growth in recent years, declined as a result of slowing momentum in both domestic and cross-border financing. In line with these developments the labour market suffered from declining employment and moderating wage growth.

The current account adjustment in 2009 was robust, as the current account deficit narrowed to 6.0% of GDP, down from 17.4% in 2008. This was mainly driven by the strongly improving trade balance; continuing remittance payments were also supportive. The financing of the current account deficit was further strengthened by IMF support on the one hand, and the Vienna Initiative, which agreed that major banks should maintain their exposure to Serbia, on the other. In agreement with the IMF the fiscal deficit target for 2009 was set at 4.5% of GDP.

Inflation pressures moderated with average consumer price growth remaining within the National Bank of Serbia's (NBS) 6-10% target band at 8.3%. This development was supported mainly by food prices and a generally weak demand side. The NBS remained aggressive in its rate cutting actions in 2009, lowering the base rate by 830 bps to 9.5% given the favourable inflation and stable exchange rate development. After a turbulent beginning of the year the currency showed a stable development through 2009, mainly due to the agreement with the IMF and the narrowing current account deficit.

Key economic indicators – Serbia	2006	2007	2008	2009e
Population (ave, million)	7.4	7.4	7.4	**7.4**
GDP (nominal, EUR billion)	23.6	29.1	33.7	**30.7**
GDP/capita (in EUR thousand)	3.2	3.9	4.6	**4.1**
Real GDP growth	5.6	7.1	5.4	**-2.9**
Private consumption growth	na	na	na	**na**
Exports (share of GDP)	21.9	22.2	22.0	**19.3**
Imports (share of GDP)	42.9	44.3	44.7	**35.3**
Unemployment (Eurostat definition)	20.9	18.1	13.7	**16.1**
Consumer price inflation (ave)	11.8	6.5	11.7	**8.3**
Short term interest rate (3 months eop)	15.6	10.3	18.9	**10.8**
EUR FX rate (ave)	84.2	80.0	81.4	**94.0**
EUR FX rate (eop)	79.0	79.2	88.6	**95.9**
Current account balance (share of GDP)	-9.8	-13.2	-17.4	**-6.0**
General government balance (share of GDP)	-1.5	-1.9	-2.5	**-4.5**

Source: Erste Group.

Market review

In 2009, the Serbian banking market was supported by the central bank, which aimed at boosting liquidity and credit activity. Apart from lowering the key refinancing rate, the National Bank of Serbia also eased its prudential measures. The economy was in need of monetary stimulus, as banks became more risk averse, leaving the economy without fresh liquidity. Retail FX-based lending was relaxed as the mandatory 30% reserve requirement on FX-based liabilities was cancelled and maturity limitations of loans were abolished. Total banking assets as a percentage of GDP, the broadest measure for financial intermediation, increased to 81% in 2009, as asset growth outpaced slowing nominal GDP growth.

Financial intermediation – Serbia (in % of GDP)



100
80
60
40
20
0
46
26
29
72
34
35
81
44
38
2005
2007
2009e
Total assets
Customer loans
Customer deposits

Source: National Bank of Serbia, Erste Group.

Conditions in the Serbian banking market brightened significantly as the year progressed. First of all, external conditions improved, giving local banks easier access to foreign refinancing. This quickly became evident in the rise of banking sector foreign liabilities. Also, deposit growth accelerated in the second half of the year, providing a more stable basis for credit activity. Nonetheless risk appetite remained muted, as banks turned aggressively to financing the low risk public sector. In addition, despite the declining repo rate, banks increased their placements with the national bank. Overall total loans grew by 15.8% in 2009 while total deposits increased by 23.6% in 2009.

Market shares of Erste Bank Serbia remained broadly stable in 2009. In lending business, marginal decreases were registered in the retail and corporate segments. In terms of deposits, an improvement was recorded in the retail business, while a slight decline was observed in the corporate segment.

Business review

Strategy. Erste Bank Serbia's main objective is to build long-term customer relationships and to become the "bank of first choice" for its clients. It aims to become recognised for the quality and efficiency of its services and position itself as a long-term partner of Serbia's growing middle class. The bank also strives to continuously increase market share in the key segments of retail clients as well as small and medium corporates. To achieve this, the bank has developed a state-of-the-art branch network and alternative distribution channels, as well as a wide range of competitive financial products and services.

Highlights in 2009

Strong growth in FX deposits. At the start of the year the deposit market suffered from a number of negative factors, such as the financial crisis and the already very fragile trust in the banking system due to negative experiences during 1990s. As trust returned, significant deposit inflows followed in the second half of 2009. Erste Bank Serbia was particularly successful in attracting new deposits, recording growth of almost 40%. Despite falling interest rates retail euro deposits reached an all-time high after growth of almost 45%. This development once again underscored that Erste Bank Serbia is one of the most trusted banks in the market.

Balanced lending business. In 2009, Erste Bank Serbia took a number of steps to improve the quality of the loan book. Measures included a stronger focus on sustainable growth, i.e. attracting better rated clients with better collateral. In addition, the sale of higher margin products led to a significant increase in fee business. The positive development was also supported by the relaxation of national bank regulations and proactive government action, which supported both retail and corporate lending.

Financial review

in EUR million	2009	2008
Pre-tax profit	2.5	5.9
Net profit after minority interests	1.4	4.7
Operating result	11.0	10.7
Cost/income ratio	74.0%	76.2%
Return on equity	2.8%	10.5%
Customer loans	518	462
Customer deposits	373	287

In 2009, net interest income at Erste Bank Serbia dropped from EUR 33.5 million in the previous year to EUR 28.1 million (-16.0% or currency-adjusted -3.3%). At EUR 7.0 million risk costs were EUR 0.4 million higher than in 2008 (EUR 6.6 million). Net commission income rose by EUR 46.0% (currency-adjusted 68.0%) from EUR 7.4 million to EUR 10.9 million thanks to stable payment transfers fees. Net trading result fell from EUR 4.1 million in 2008 to EUR 3.1 million. At EUR 31.1 million, operating expenses were EUR 3.2 million or 9.5% lower than last year's level. Currency-adjusted though, an increase of 4.4% was reported, resulting mainly from higher personnel and IT expenses. The cost/income ratio improved from 76.2% to 74.0%. The operating profit rose from EUR

10.7 million last year by 2.2% (currency-adjusted +17.6%) to EUR 11.0 million. Nonetheless, net profit after minorities of EUR 1.4 million was EUR 3.3 million below the figure of the previous year. The reason was the positive effect from the sale of investments in the first half-year 2008 which was reflected in the other result. Return-on-equity was 2.8%.

Credit risk

Total exposure in the Serbia segment remained unchanged at EUR 747 million in 2009 (2008: EUR 750 million). In contrast, customer loans grew by a significant 12% to EUR 518 million. At a share of 0.4% in total customer loan volume, the segment Serbia was still only of minor significance for Erste Group. The rise in the credit volume was due primarily to corporate loans, while retail and SME loans hardly grew.

A major percentage of loans was denominated in foreign currency, but the share of loans in local currency increased during 2009. The criteria for granting loans were tightened for employees from sectors disproportionately affected by the economic crisis such as the construction industry.

Credit quality deteriorated in 2009. The share of the best risk categories in the total credit portfolio declined from 53% to 46%, while non-performing loans increased to 8% (2008: 6.1%). The worst deterioration was seen among the self-employed and small businesses; but their share in total exposure was insignificant. There were sufficient provisions for potential losses: the NPL coverage excluding collateral was still more than 100% at the end of 2009.

UKRAINE

Business profile. The Ukraine segment includes the business of Erste Bank Ukraine. The bank offers a wide range of standard banking services, particularly deposits, current accounts and treasury services to its fast growing retail and corporate customer base. At the end of 2009 Erste Bank Ukraine serviced some 128,000 customers through a country-wide network of 135 branches. As the bank only launched its operations in 2007, its market shares are still small at about 1% in most product categories: in terms of total assets Erste Bank Ukraine ranks 24th.

Economic review

Ukraine is an open economy with a heavy dependence on steel exports to the CIS, the Middle-East and Asian countries. Accordingly, the global economic downturn and the ensuing decline in metal prices and demand led to a deep recession in 2009. Real GDP contracted by 15.0% while GDP per capita decreased to EUR 1,800. In the second half of the year, however, external demand in general and the metal industry in particular showed some signs of recovery. Overall, total industrial production declined by 21.9% in 2009. Due to producing low value added products in a relatively inefficient manner, the economic contraction led to a significant increase in unemployment to 9.0%.

The current account balance ended 2009 in neutral territory, on the back of a rise in exports of goods and an improving trade balance. Foreign direct investments continued to flow into the country, albeit at a lower level than in the previous year. Public debt as a percentage of GDP remained low compared to West European countries at 32.3% of GDP.

Inflation slowed down in 2009 but still remained high compared to other countries in the CEE region as average consumer prices rose by 16.2% in 2009. Declining currency volatility also contributed to this trend.

Key economic indicators – Ukraine	2006	2007	2008	**2009e**
Population (ave, million)	46.6	46.4	46.1	**45.8**
GDP (nominal, EUR billion)	84.8	103.0	123.8	**82.3**
GDP/capita (in EUR thousand)	1.8	2.2	2.7	**1.8**
Real GDP growth	7.1	7.6	2.1	**-15.0**
Private consumption growth	14.4	17.1	12.0	**-14.1**
Exports (share of GDP)	36.0	34.7	37.0	**35.0**
Imports (share of GDP)	42.3	42.8	47.3	**39.6**
Unemployment (Eurostat definition)	6.9	6.4	6.4	**9.0**
Consumer price inflation (ave)	9.2	12.8	25.2	**16.2**
Short term interest rate (3 months eop)	15.0	8.7	23.6	**18.1**
EUR FX rate (ave)	6.3	6.9	7.7	**11.3**
EUR FX rate (eop)	6.7	7.4	10.7	**11.7**
Current account balance (share of GDP)	-2.9	-4.2	-6.7	**-1.7**
General government balance (share of GDP)	-0.7	-1.1	-1.2	**-2.3**

Source: Erste Group.

Market review

The Ukrainian banking market was hit hard by the global financial crisis, as it exposed the structural weaknesses of the economy, such as the dependence on external funding. Paired with an uncertain political environment, the majority of banks decided to discontinue lending activities. As a result, total assets of the Ukrainian banking sector shrank by 5.7% in 2009. Due to the strong devaluation of the local currency total banking assets as a percentage of GDP rose significantly. The mistrust towards the banking system also resulted in strong deposit outflows. In order to ease the pressure on the banking system the government injected capital in the amount of 1.8% of the country's GDP into the most troubled banks. The banking market remained fragmented in 2009, with the total number of banks still exceeding 180 and the market leader's total asset share being less than 10%.

Financial intermediation – Ukraine (in % of GDP)


120
100
80
60
40
20
0
48
32
30
84
60
39
98
79
36
2005
2007
2009e
Total assets
Customer loans
Customer deposits

Despite the difficult market environment Erste Bank Ukraine not only retained the trust of its existing customers, but gained substantial new business. In fact, Erste Bank Ukraine was among the biggest market gainers in the deposit business, benefiting from new products and the general mistrust towards many local banks. Accordingly, the bank's retail deposit market share more than doubled. In terms of customer loans, Erste Bank Ukraine developed in line with the market in 2009.

Business review

Strategy. Erste Bank Ukraine's main objective is to strengthen its market position in SME and retail banking, and grow the client and deposit base. Accordingly, the bank has adjusted its business model in response to the economic slowdown and the deteriorating banking market environment. Key measures included the stop of network expansion, cost optimisation, and a scale-back in lending business. As lending is not expected to pick up strongly in the near future, Erste Bank Ukraine will focus on such products as deposits, current accounts and cards.

Highlights in 2009

Strong deposit growth, solid liquidity buffers. Since Erste Bank Ukraine has halted new lending activities in late 2008, the bank very successfully focused on marketing other products, such as deposits and current accounts. In fact, the bank nearly doubled the customer deposit volume against the backdrop of a declining market. Both the liquidity and the capital adequacy situation of the bank remained solid. While the former exceeded the regulatory minimum by four times at year-end 2009, the capital adequacy ratio equalled 17.6%, compared to the National Bank minimum requirement of 10%.

Cost optimisation. As the short and medium-term economic growth outlook has materially deteriorated over the past year, Erste Bank Ukraine focused on adapting its business to the new circumstances. The main focus was on cost-cutting through optimising the branch network and staff redundancies, where necessary. This way the bank cut operating costs by 36%.

Financial review

in EUR million	2009	2008
Pre-tax profit	**-86.7**	-33.4
Net profit after minority interests	**-83.7**	-28.7
Operating result	**-0.3**	-11.1
Cost/income ratio	**n.a.**	n.a.
Return on equity	**n.a.**	n.a.
Customer loans	**509**	616
Customer deposits	**84**	45

The operating result of Erste Bank Ukraine improved by EUR 10.8 million from EUR -11.1 million in the previous year to EUR -0.3 million (+97.1% or currency-adjusted +95.9%). This was attributable mainly to the considerable reduction in operating expenses by EUR 20.1 million from EUR 56.2 million in the previous year to EUR 36.1 million (-35.7%, currency-adjusted -8.1%). Increased personnel expenses caused by a higher number of employees were compensated mainly by lower other administrative expenses. In comparison to the previous year net interest income declined by EUR 5.9 million or 18.0% from EUR 33.0 million to EUR 27.1 million, mainly as a result of a shrinking loan book. On a currency-adjusted basis, net interest income rose by 17.2%. Net commission income dropped from EUR 2.6 million at year-end 2008 to EUR 1.3 million. Net trading result of EUR 7.5 million was below the value of the previous year of EUR 9.5 million. The significant rise in risk provisions by EUR 55.7 million to EUR 76.7 million was due mainly to the deteriorating loan portfolio as a consequence of market developments in the Ukraine. Overall, net profit after minorities fell by EUR 55.0 million from EUR -28.7 million in the previous year to EUR -83.7 million.

Credit risk

Total credit risk in the Ukraine segment amounted to EUR 630 million and thus clearly below the figure at the end of the previous financial year (EUR 747 million). Loans to customers developed similarly, decreasing from EUR 616 million to EUR 509 million.

Against the backdrop of an economic downturn of 15% in 2009, business volumes declined in all areas; the decrease in corporate lending was most pronounced. The share in Erste Group's total customer loans was only 0.4% at the end of 2009.

The economic situation of the country in 2009 led to a near standstill in new lending activity. The focus was on restructuring loans in order to adjust debt service ratios and repayment schedules jointly with the customers as good as possible to the radically changed economic environment and in this manner guarantee the complete repayment of the loans over the medium to long term.

The deep recession in which the Ukraine has been since the global financial and economic crisis broke out has had a very negative impact on the development of asset quality. The share of loans in the best risk class decreased from 39% to 18% and non-performing loans increased from EUR 12 million to EUR 89 million, therefore to almost one-fifth of total customer loans. An increase in provisions to EUR 81 million sufficiently covered the risk of default.

Group Corporate and Investment Banking (GCIB)

Business profile. The Group Corporate and Investment Banking (GCIB) division employs approximately 1,300 staff and provides a full range of banking services to the group's large corporate clients throughout Erste Group's home market. It achieves this on the basis of a fully divisionalised approach with a mix of industry and product expertise allied to local knowledge and experience. GCIB serves cross-national large corporate clients, institutional and public sector clients, develops real estate projects, and fosters the cross-fertilisation with other business lines in the Group (mainly Capital Markets and Retail/SME). Product specialists of the division offer services in debt financing, equity capital markets, mergers and acquisitions, debt advisory, acquisition finance, infrastructure finance, project finance, syndication, real estate and leasing, and cash management.

Business review

Strategy. The economic downturn and its consequences offer GCIB a unique opportunity to improve its competitive positioning in CEE through professional handling of scarce resources, in particular capital and liquidity, as well as prudent advice in a difficult business environment. In order to efficiently serve clients and take advantage of market opportunities, GCIB is actively improving the quality of its team and deepening its regional cooperation model with professionals throughout the group. Thereby GCIB acts as an integral part of Erste Group (one bank model) and ensures an integrated approach across its business lines towards corporate client needs.

Highlights in 2009

Commercial real estate portfolio remains stable. The Group Real Estate unit focused on the pro-active management of difficult situations in project and development finance during the economic downturn. These continuing efforts ensured portfolio stability and resulted in only a limited number of loan restructurings. The overall portfolio continued to benefit from a conservative composition, with about 70% of the total exposure of about EUR 19 billion related to the better performing economies of Austria and the Czech Republic. Due to limited market activity the sector composition of the portfolio remained well diversified covering residential properties – of which about 2/3 was low risk residential exposure subsidised by Austrian public institutions – shopping centres, retail outlets and offices. Due to the completion of several projects, the share of land bank, development and construction finance was significantly reduced. The tightened financial environment and the general avoidance of big tickets led to an increased number of syndicated deals. While the number of new deals clearly decreased, major deals in 2009 included participation in the financing of the development of well-located shopping centres in Zagreb and Ostrava, and the financing of an office building in Bucharest.

IMMORENT follows selective business approach. In response to the financial crisis IMMORENT, Erste Group's real estate leasing subsidiary and one of the leading leasing companies in Austria and in CEE, focused its attention on managing risk and revenue, and on the selective acquisition of new business. This was reflected in a stable real estate financing volume of EUR 3.7 billion in 2009. Among the projects of IMMORENT the Prague-based administrative complex "Futurama Business Park" was awarded the prestigious Best of Realty 2009 Award in the category of New Administrative Centre. The completed first stage of this project offers 16 thousand square meters of category A office space. Several other projects, such as "Medical University Graz", were successfully sold in accordance with company strategy. At the end of 2009, the book value of the development portfolio amounted to EUR 350 million, with the main focus being on office and residential buildings.

Group Large Corporates sails safely through rough waters. The Group Large Corporates (GLC) unit employs about 70 client executives, supported by management and mid office-staff that provide the principal coverage for Erste Group's large corporate and institutional client base for all lending and investment banking services.

In 2009, GLC had to cope with a very challenging market environment. Asset repricing moved centre-stage reflecting the development in credit markets. A high focus was also attached to improving the collateral position, in order to optimise equity consumption. Improvements were also made in reporting and decision making related to deteriorating credit situations. In this respect, the Group Large Corporates and Group Investment Banking units addressed several corporate credit situations with remedial action (e.g. refinancing proposals, selling advice) to help mitigate default risks. On the liability side, GLC continued to be successful in increasing deposit inflows from corporate and institutional clients. Overall, the unit operated profitably in 2009, despite largely increased risk provisions.

Group Investment Banking recovers after a difficult H1 09. Group Investment Banking (GIB) is focusing on earning fees through mandates for raising public or private equity, advice on buying or selling businesses, and structuring debt finance for acquisitions, in particular leveraged buy-outs by private equity funds. The three group departments Mergers & Acquisitions, Equity Capital Markets and Corporate & Acquisition Finance have hubs in Prague and Vienna with generalist offices in most Erste Group countries. The strategy and business model of GIB is built on the delivery of integrated corporate finance services to clients based in Erste Group's core markets.

2009, in particular the first half, was a difficult year for investment banking in Central and Eastern Europe. There was subdued activity in the leveraged buy-outs as well as in the corporate M&A and IPO market. In the second half activity picked up and GIB managed to secure and complete significant mandates in all three product groups, e.g. acting as bookrunner and M&A co-advisor for CVC in its buy-out of ABInbev's beer brewery business in CEE, acting as sole lead arranger for Central European Media Enterprise's CZK 2.5 billion loan facility in the Czech Republic and acting as co-lead manager for Infineon's EUR 725 million capital increase and PKO's EUR 1.24 billion capital increase in Warsaw. In addition, the M&A team advised the Czech Finance Ministry on the privatization of a majority stake in Technoexport. In Equity Capital Markets the landmark deal was Erste Group's own capital increase of EUR 1.7 billion, in which GIB acted as bookrunner alongside Goldman Sachs and JP Morgan.

Conservative approach pays off for International Business. Erste Group's 'International Business' unit covers all commercial lending activities outside the group's core markets and is responsible for business development and credit line management for banks and financial institutions. Lending still follows a regional split and covers the world out of the branches in New York, London and Hong Kong as well as the Viennese headquarters. Bank coverage and the newly integrated international financial institutions coverage are centralised in Vienna. The business line contributes to global portfolio diversification as well as to improving the overall credit rating composition of the group. The investment-grade rated part of its portfolio amounted to 75% in 2009.

The International Business unit continued to produce stable income in 2009, driven by interest as well as fee income. In combination with low credit costs this resulted in strong profit generation. The strategy to consequently and consciously forgo marginal income by focusing exclusively on risk-reward when accepting to join lending transactions – especially in "boom" times – has proven right, in helping to minimise risk costs in "bust" years, and underlined the business line's performance as a stable profit contributor throughout the whole credit cycle. Going forward the International Business unit will continue to actively manage the credit portfolio and engage in new business very selectively.

Financial review

in EUR million	2009	2008
Pre-tax profit	**218.4**	230.0
Net profit after minority interests	**166.4**	169.8
Operating result	**556.0**	460.5
Cost/income ratio	**23.9%**	27.3%
Return on equity	**8.0%**	11.7%
Customer loans	**19,458**	20,111
Customer deposits	**6,089**	5,907

The increase in net interest income from EUR 469.3 million in the previous year by EUR 101.2 million or 21.6% to EUR 570.5 million was achieved primarily by a consistent pricing policy and selective new loan business. Net commission income remained nearly unchanged compared to the previous year at EUR 162.7 million (2008: EUR 161.3 million) despite difficult market conditions. This was also true for general administrative expenses, which rose only slightly from EUR 172.8 million in the previous year to EUR 174.2 million in 2009. The operating result went up substantially for this reason from EUR 460.5 million to EUR 556.0 million (+20.7% vs. 2008). The sharp increase in risk provisions from EUR 186.0 million in the previous year to EUR 267.9 million reflected the market environment. Net profit after minorities decreased by 2.0% from EUR 169.8 million to EUR 166.4 million. The drop in other result by EUR 25.3 million or 56.9% from EUR -44.4 million in the previous year to EUR -69.7 million was due primarily to revaluation requirements in the AfS portfolio in the International Business and Leasing units. The cost/income ratio improved from 27.3% in 2008 to 23.9%, and return-on-equity was 8.0%.

Credit risk

While total exposure in the business segment GCIB expanded by 10% from EUR 42.1 billion to EUR 46.3 billion, there was a slight decline in customer loans from EUR 20.1 billion to EUR 19.5 billion or 15.1% of Erste Group's total credit portfolio. The portfolio is composed primarily of the two subsegements Group Real Estate and Group Large Corporates (GLC).

The quality of the portfolio deteriorated slightly, but the share of the two best risk categories was over 88%, while non-performing loans rose by EUR 400 million from EUR 0.5 billion to EUR 0.9 billion. The majority of non-performing loans were recorded in the CEE business, while the Austrian business remained relatively stable. The restructuring of several major loans also resulted in an increase in non-performing loans. Based on the high ratio of collateral in this business segment, the cover ratio of 42.9% for non-performing loans is sufficient.

Around 75% of the GCIB portfolio was still denominated in euro. In the two business units Group Real Estate and Group Large Corporates, the focus was on the existing portfolio, and wherever necessary, restructuring measures were taken jointly with the customers. In the segment GLC, some negative rating migrations were observed, but defaults of larger accounts were avoided by providing intensive support.

Group Markets (GM)

Business profile. The Group Markets segment comprises the divisionalised business units Group Treasury and Group Capital Markets. Besides Erste Holding's own treasury activities, it also includes the treasury units of the CEE subsidiaries, the foreign branches in Hong Kong and New York, as well as results of the investment banks, in Poland, Hungary and Croatia and Erste Asset Management. The business unit Group Capital Markets (GCM) includes the divisionalised customer and proprietary trading activities of Erste Group. Specifically, GCM is responsible for trading in foreign exchange and interest rate products as well as securities for all customer groups and for the development of market-oriented products.

Business review

Strategy. Group Capital Markets is the link between financial markets, customers and the bank, and perceives its role as "CEE specialist" for its customers in Austria and CEE. In the current environment, it is more important than ever to have the support of a strong partner like Erste Group in Central and Eastern Europe. The range of products is developed jointly with the sales units on an ongoing basis. The success factors are the broad range of standard products, custom-tailored products, competitive prices and professional advisory services. The bank responded very early to the adverse market situation and started developing easy-to-understand products – especially for the retail segment – and products with a strong focus on safe investing. In trading, Group Capital Markets continues to benefit from its market position in the region, its know-how and strong presence in the local markets.

Highlights in 2009

Continued divisionalisation of Group Capital Markets. In 2009, BCR was integrated into the divisional organization of Group Capital Markets. The concept of divisionalisation, which was successfully introduced at the beginning of 2008, is a major factor behind the Group's success. The new structure permits the concentration of risk-taking and trading activities in the Group's trading books, while at the same time preserving regional market know-how by retaining several trading locations. Higher flows improve market positioning and help to reduce redundancies. The respective sales units with direct customer contacts will continue to be located in the regions.

Return of liquidity to bond markets. The return of liquidity was the most important news of the year for the trading units. Bid/ask spreads and interest rate differences between the bond and the derivative market narrowed sharply over the course of the year. The low interest rates induced by the crisis were a major factor behind the robust demand for fixed-interest bonds issued by companies, banks and sovereigns. Another argument that explains the enormous interest in bond markets was the improved creditworthiness of debtors. This improvement was also supported by the stabilizing measures taken by the ECB, governments and the IMF.

Focus on safe investment products. Safe investment was the predominant theme last year. Erste Group profited from this trend and achieved volume growth of almost 200% with its highly conservative product line "Best Garant". Another highlight was the successful issuance of the participation capital of Erste Group, with a portion having been successfully placed in the retail segment. In Hungary, the leading position in the certificates market was strengthened. A new trading platform was set up to make the trading of currencies, commodities and interest rates even better in the future that will reinforce the bank's solid position among customers with a strong interest in the capital market. The highlights in Romania include two index-linked insurance products as well as a five-year bond that was placed for the first time in the retail segment. While demand for mortgage bonds was brisk in Slovakia throughout the year and the newly launched "Best Garant" product line should boost sales further, the predominant theme in the Czech Republic was capital savings products. Additionally, activities in Austria concentrated on investment products with a strong focus on safety (mortgage-backed bonds, capital-guaranteed bonds and supplementary capital).

Customer support key theme of IT investments. The focus of IT investments in the Group Markets segment in 2009 was on improving customer support. In June 2009, a new web portal was launched for retail customers (produkte.erstegroup.com) as well as for institutional and corporate customers (capitalmarkets.erstegroup.com) of Erste Group. The web portal supplies information on capital markets products, markets and trends, research, know-how and CEE competence. A further move to improve customer services was the initiation of a project to develop a customer valuation tool that enables professional customers to assess the value their portfolio positions and conduct simple risk analyses online. Other IT activities include the further development of software for structured products with enormous progress having been achieved in the asset classes of foreign exchange and stocks as well as the launch of the project to upgrade the automated customer order-routing system.

Financial review

in EUR million	2009	2008
Pre-tax profit	480.2	211.1
Net profit after minority interests	367.8	151.5
Operating result	484.0	221.2
Cost/income ratio	31.5%	47.0%
Return on equity	106.9%	79.8%
Customer loans	260	493
Customer deposits	2,087	1,288

The operating result in the segment Group Markets more than doubled from EUR 221.2 million in 2008 to EUR 484.0 million. Decisive for this development was the excellent net trading result in nearly all business areas, especially the substantial improvement over the previous year in Credit Trading and Structuring. In contrast, net interest income declined by EUR 70.6 million or 26.8% from EUR 263.8 million in the previous year to EUR 193.2 million. The drop in net commission income from EUR 137.8 million at year-end 2008 by EUR 31.7 million or 23.0% to EUR 106.1 million was explained mainly by the market-related drop in volumes of Equity Sales which was only partly compensated by retail and institutional sales as well as Erste Asset Management. Operating expenses increased by 13.3% from EUR 196.1 million to EUR 222.2 million which was due almost exclusively to the extraordinary effects in fourth quarter of 2009 (one-time costs in asset management). Nonetheless, the cost/income ratio improved substantially from 47.0% to 31.5%. Net profit after minorities more than doubled from EUR 151.5 million in the previous year to EUR 367.8 million. Return-on-equity was 106.9% after 79.8% in 2008.

Corporate Center (CC)

Business profile. The Corporate Center segment includes the results of those companies that cannot be directly allocated to a business segment, profit consolidation between the segments, the linear deprecation/amortisation of customer relationships especially for BCR, Erste Card Club and Ringturm KAG as well as one-time effects that were not allocated to any business segment to preserve comparability. Furthermore, the asset/liability management of Erste Group Bank AG (Holding) is allocated to this segment. The results of the local asset/liability management will continue to be allocated to the corresponding individual segments.

Business review

Debt issuance continues as a stable pillar of funding. Debt issuance activity in 2009 was influenced by the economic downturn. Capital market activity focused on government-guaranteed issues in the first quarter of the year, but started to improve in all segments (senior unsecured, covered bonds and even capital transactions) in the second quarter. With the pick-up in capital market activity, refinancing costs also declined to pre-Lehman levels, but were still higher than prior to the financial crisis. Erste Group successfully coped with the challenging environment by issuing three bonds guaranteed by the Republic of Austria during the first half of the year. Total issuance volume was around EUR 4 billion. Due to the re-opening of the covered bond markets in the second quarter, Erste Group successfully issued a EUR 1 billion mortgage-backed bond (Pfandbrief), which was the first of its kind issued in Austria. These issues were complemented by private placements and retail transactions enabling more cost-efficient debt issuance. Overall, 204 instruments totalling EUR 8.2 billion were issued throughout the year.

Reduced reliance on short-term interbank funding. In light of the financial crisis, Erste Group further optimised the liquidity risk through collateral mobilisation, optimisation of intra-group funding flows and flexible pricing of the liquidity risk in the funds transfer pricing system. As a result, the secondary funding profile showed significant improvement: while the portion of long-term funding increased, the total volume of unsecured short-term funding fell by more than 20%. This was made possible by the favourable development in customer deposits and the stable loan-to-deposit ratio. The coverage of net cash outflows over different time horizons by high quality collateral was also regularly monitored.

Financial review

in EUR million	2009	2008
Pre-tax profit	-342.2	-1,216.7
Net profit after minority interests	-231.6	-346.9
Operating result	-276.7	-391.6
Cost/income ratio	n.a.	n.a.
Return on equity	n.a.	n.a.

The improvement in net interest income was achieved by positive result contributions from assets/liability management and higher income on capital investments (especially from participation capital). The development of net commission income and general administrative expenses was driven to a large extent by the profit consolidation of banking support operations. The greatly improved trading result was achieved by the positive development of hedging transactions. The other result includes the required linear depreciation/amortisation of the value of customer relationships of BCR, Erste Card Club and Ringturm KAG in an amount of EUR 67.2 million as well as the revaluation requirements of the fair value portfolio. In 2008, the complete write-down of the intangible assets (goodwill) from the Ukraine and Serbia business was allocated to this segment as well as the partial depreciation of intangible assets in Romania in a total amount of EUR 570 million before taxes. Furthermore, another EUR 120 million write-off on the value of customer relationships and goodwill at BCR was required in connection with the sale of the Romanian insurance business. As these items did not recur in 2009, the other result improved significantly.

The item "net profit from discontinued operations" of EUR 631.6 million in 2008 includes net profit after minorities from the sale of the insurance business to Vienna Insurance Group, which closed in September 2008.

Consolidated Financial Statements

Facts and figures  about our business:

Consolidated Financial Statements 2009 (IFRS)

I. Statement of comprehensive income of Erste Group for the year ended 31 December 2009

Income statement

in EUR thousand	Notes	2009	2008
Interest and similar income		10,272,166	11,944,535
Interest and similar expenses		(5,063,964)	(7,052,896)
Income from associates accounted for at equity		12,701	21,509
Net interest income	1	5,220,903	4,913,147
Risk provisions for loans and advances	2	(2,056,568)	(1,071,436)
Fee and commission income		2,320,092	2,426,056
Fee and commission expenses		(547,291)	(455,004)
Net fee and commission income	3	1,772,801	1,971,053
Net trading result	4	585,097	114,697
General administrative expenses	5	(3,807,396)	(4,001,898)
Other operating result	6	(355,807)	(778,761)
Result from financial assets – at fair value through profit or loss	7	113,153	(295,629)
Result from financial assets – available for sale	8	(204,114)	(213,800)
Result from financial assets – held to maturity	9	(6,789)	(61,133)
Pre-tax profit from continuing operations		**1,261,280**	**576,240**
Taxes on income	10	(284,651)	(177,302)
Post-tax profit from continuing operations		**976,629**	**398,937**
Profit from discontinued operations net of tax	11	0	639,665
Net profit for the year		**976,629**	**1,038,602**
attributable to			
non-controlling interests		73,239	178,988
owners of the parent	12	**903,390**	**859,614**

Earnings per share

Earnings per share constitute net profit for the year attributable to owners of the parent divided by the average number of ordinary shares outstanding. Diluted earnings per share represent the maximum potential dilution (increase in the average number of shares) which would occur if all subscription and conversion rights granted were exercised (also see Note 34, Total equity).

		2009	2008
Net profit for the year attributable to owners of the parent	in EUR thousand	903,390	859,614
Dividend participation capital		(141,100)	0
Net profit for the year attributable to owners of the parent after deduction of dividend on participation capital		762,290	859,614
thereof continuing operations		762,290	250,549
thereof discontinued operations		0	609,065
Weighted average number of shares outstanding	Number	322,206,516	313,218,568
Earnings per share	**in EUR**	**2.37**	**2.74**
thereof continuing operations		**2.37**	**0.80**
thereof discontinued operations		**0.00**	**1.94**
Weighted average number of shares taking into account the effect of dilution	Number	322,263,559	313,489,516
Diluted earnings per share	in EUR	2.37	2.74
thereof continuing operations		2.37	0.80
thereof discontinued operations		0.00	1.94

Statement of comprehensive income

in EUR thousand	2009	2008
Net profit for the year	**976,629**	**1,038,602**
Other comprehensive income		
Available for sale-reserve (including currency translation)	1,124,057	(882,772)
Reclassification adjustments	21,941	52,745
Cash flow hedge-reserve (including currency translation)	8,453	135,593
Reclassification adjustments	4,572	13,935
Actuarial gains and losses	37,303	6,319
Currency translation	(203,407)	(611,047)
Deferred taxes on items recognised in other comprehensive income	(405,797)	242,179
Reclassification adjustments	(24,544)	(2,989)
Other comprehensive income – total	**560,609**	**(1,109,728)**
Total comprehensive income	**1,537,238**	**(71,126)**
attributable to		
non-controlling interests	376,096	34,122
owners of the parent	**1,161,142**	**(105,248)**

II. Balance Sheet of Erste Group at 31 December 2009

in EUR thousand	Notes	2009	2008
ASSETS			
Cash and balances with central banks	13	**5,996,253**	7,556,245
Loans and advances to credit institutions	14	**13,139,942**	14,344,033
Loans and advances to customers	15	**129,133,721**	126,184,918
Risk provisions for loans and advances	16	**(4,954,291)**	(3,782,793)
Trading assets	17	**8,597,988**	7,534,383
Financial assets – at fair value through profit or loss	18	**2,997,230**	4,057,770
Financial assets – available for sale	19	**16,389,828**	16,033,080
Financial assets – held to maturity	20	**14,899,067**	14,145,411
Equity holdings in associates accounted for at equity	21	**240,575**	260,396
Intangible assets	22	**4,866,518**	4,804,486
Property and equipment	22	**2,343,859**	2,385,994
Tax assets	23	**577,462**	858,624
Assets held for sale	24	**57,785**	525,578
Other assets	22, 25	**7,424,242**	6,533,020
Total assets		**201,710,179**	**201,441,145**
LIABILITIES AND EQUITY			
Deposits by banks	26	**26,295,125**	34,671,550
Customer deposits	27	**112,042,412**	109,304,601
Debt securities in issue	28	**29,612,066**	30,483,574
Trading liabilities	29	**3,156,697**	2,519,554
Provisions	30	**1,670,015**	1,620,418
Tax liabilities	23	**361,121**	389,145
Liabilities associated with assets held for sale	31	**0**	342,855
Other liabilities	32	**6,301,603**	4,967,572
Subordinated liabilities	33	**6,148,376**	6,046,632
Total equity	34	**16,122,764**	11,095,244
attributable to			
non-controlling interests		**3,414,234**	3,016,473
owners of the parent		**12,708,530**	8,078,771
Total liabilities and equity		**201,710,179**	**201,441,145**

III. Statement of Changes in Total Equity

A) STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEAR ENDED 31 DECEMBER 2009

in EUR million	Subscribed capital	Additional paid-in capital	Retained earnings and other reserves	Total owners of the parent	Non-controlling interests	Total equity 2009
Total equity at 31 December 2008	**634**	**4,583**	**2,862**	**8,079**	**3,016**	**11,095**
Changes in own shares			201	201		201
Purchase			(2,327)	(2,327)		(2,327)
Sale			2,503	2,503		2,503
Result			25	25		25
Dividends			(203)	(203)	(92)	(295)
Capital increases[1) 2)]	122	1,588		1,710		1,710
Participation capital[3)]	1,761			1,761		1,761
Total comprehensive income			1,161	1,161	376	1,537
Net profit for the year			903	903	73	976
Other comprehensive income			258	258	303	561
thereof currency translation			(164)	(164)	(39)	(203)
Change in interest in subsidiaries					114	114
Total equity at 31 December 2009	**2,517**	**6,171**	**4,021**	**12,709**	**3,414**	**16,123**

Other comprehensive income reserves at 31 Dec 2009						
Cash flow hedge reserve				73	26	99
Available for sale reserve				(372)	17	(355)
Actuarial gains/losses from long-term employee provisions				(238)	(90)	(328)
Deferred tax[4)]				82	17	99

1) Capital increase in connection with ESOP (Employee Share Option Plan)

2) In November 2009, Erste Group increased equity by the public placement of ordinary shares in a total nominal amount of EUR 1.74 bn. Increase in equity net of expenses incurred by the capital increase and related tax effects totalled EUR 1.70 bn. Expenses incurred by the capital increase decreased the equity by EUR 54 m and the positive tax effect from tax-deductible expenses incurred by the capital increase resulted in an increase of equity by EUR 13 m.

3) In April 2009, Erste Group placed participation capital in a total nominal amount of EUR 1.76 bn. Of this EUR 1.22 bn was subscribed to by the Republic of Austria and EUR 540 m by private parties. Increase in equity net of expenses incurred by the capital increase and related tax effects totalled EUR 1.76 bn. Expenses incurred by the capital increase decreased the equity by EUR 4 m and the positive tax effect from tax deductible expenses incurred by the capital increase resulted in an increase of equity by EUR 1 m. See also note 34

4) For disclosure of tax effects relating to each component of other comprehensive income, see note 10.

For further details, see note 34, total equity.

B) STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEAR ENDED 31 DECEMBER 2008

in EUR million	Subscribed capital	Additional paid-in capital	Retained earnings and other reserves	Total owners of the parent	Non-controlling interests	Total equity 2008
Total equity at 31 December 2007	**632**	**4,557**	**3,263**	**8,452**	**2,951**	**11,403**
Changes in own shares			(61)	(61)		(61)
Purchase			(1,063)	(1,063)		(1,063)
Sale			996	996		996
Result			6	6		6
Dividends			(235)	(235)	(74)	(309)
Capital increases[1]	2	26		28		28
Total comprehensive income			(105)	(105)	34	(71)
Net profit for the year			860	860	179	1,039
Other comprehensive income			(965)	(965)	(145)	(1,110)
thereof currency translation			(534)	(534)	(77)	(611)
Change in interest in subsidiaries				0	105	105
Total equity at 31 December 2008	**634**	**4,583**	**2,862**	**8,079**	**3,016**	**11,095**

Other comprehensive income reserves at 31 Dec 2008						
Cash flow hedge reserve				70	21	91
Available for sale reserve				(1,073)	(406)	(1,479)
Actuarial gains/losses from long-term employee provisions				(254)	(112)	(366)
Deferred tax[2]				380	125	505

1) Capital increase in connection with the ESOP (Employee Share Option Plan) and MSOP (Management Share Ownership Plan).

2) For disclosure of tax effects relating to each component of other comprehensive income, see note 10.

IV. Cash Flow Statement

in EUR million	2009	2008
Profit from continuing operations	**977**	**399**
Profit from discontinued operations	**0**	**640**
Net profit for the year	**977**	**1,039**
Non-cash adjustments for items in net profit for the year		
Depreciation, amortisation, impairment and reversal of impairment, revaluation of assets	826	1,359
Allocation to and release of provisions (including risk provisions)	2,152	1,234
Gains/(losses) from the sale of assets	(122)	191
Other adjustments	29	(1,554)
Changes in assets and liabilities from operating activities after adjustment for non-cash components		
Loans and advances to credit institutions	1,338	885
Loans and advances to customers	(1,957)	(10,803)
Trading assets	(1,012)	(833)
Financial assets – at fair value through profit or loss	1,174	180
Financial assets – available for sale	392	(137)
Other assets from operating activities	(880)	(2,132)
Deposits by banks	(8,709)	(875)
Customer deposits	1,852	7,693
Debt securities in issue	(951)	(840)
Trading liabilities	613	672
Other liabilities from operating activities	932	1,058
Cash flow from operating activities	**(3,346)**	**(2,863)**
thereof discontinued operations	**0**	**468**
Proceeds of disposal		
Financial assets – held to maturity and associated companies	2,109	4,931
Property and equipment, intangible assets and investment properties	489	810
Acquisition of		
Financial assets – held to maturity and associated companies	(3,036)	(3,072)
Property and equipment, intangible assets and investment properties	(940)	(930)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	(84)	(38)
Disposal of subsidiaries	0	1,145
Cash flow from investing activities	**(1,462)**	**2,846**
thereof discontinued operations	**0**	**(355)**
Capital increases	3,470	28
Dividends paid	(203)	(235)
Other financing activities (mainly changes of subordinated liabilities)	98	572
Cash flow from financing activities	**3,365**	**365**
thereof discontinued operations	**0**	**19**
Cash and cash equivalents[1] at beginning of period	**7,556**	**7,615**
Cash flow from operating activities	(3,346)	(2,863)
Cash flow from investing activities	(1,462)	2,846
Cash flow from financing activities	3,365	365
Effect of currency translation	(117)	(407)
Cash and cash equivalents[1] at end of period	**5,996**	**7,556**
Cash flows related to taxes, interest and dividends	**4,959**	**4,571**
Payments for taxes on income	(262)	(342)
Interest received	10,124	11,744
Dividends received	161	222
Interest paid	(5,064)	(7,053)

1) Cash and cash equivalents are equal to cash in hand and balances with central banks.

Cash flow from disposal and acquisition of subsidiaries

in EUR million addition/decrease from acquisition/disposal Successive share purchase	Ringturm KAG 95.0%	Erste Bank ad, Podgorica 65.35%	Savings banks in Haftungs-verbund 0.00%	Total
Cash and cash equivalents	0	22	8	
Loans and advances to credit institutions	1	19	114	
Loans and advances to customers	0	122	951	
Risk provisions for loans and advances	0	(4)	(42)	
Financial assets – available for sale	0	0	287	
Property and equipment	0	4	12	
Intangible assets	85	1	3	
Other assets	4	2	23	
Deposits by banks	0	24	309	
Customer deposits	0	113	773	
Debt securities in issue	0	0	80	
Other liabilities	23	7	48	
Total equity	67	22	145	
Shares purchased/disposed	95.00%	65.35%	0.00%	
Owners of the parent	64	14	0	
Non-controlling interests	3	8	145	
Total	**67**	**22**	**145**	
Goodwill	36	(9)	0	
Purchase price	100[1]	13[1]	0	**113**
Cash and cash equivalents		22	8	**(30)**
Cash flow from acquisition of companies net of cash and cash equivalents acquired				**84**

1) Total purchase / selling price was settled in cash.

The shares disclosed above refer to directly and indirectly held shares of Erste Group Bank AG.

V. Notes to the Financial Statements of Erste Group

A. GENERAL INFORMATION

Erste Group Bank AG is Austria's oldest savings bank and the largest wholly privately-owned Austrian credit institution listed on Vienna Stock Exchange. It is also quoted on Prague Stock Exchange (since October 2002) and on Bucharest Stock Exchange (since 14 February 2008). The registered office of Erste Group Bank AG is located at Graben 21, 1010 Vienna, Austria.

Erste Group offers a complete range of banking and other financial services, such as savings accounts, asset management (including investment funds), consumer credit and mortgage lending, investment banking, securities and derivatives trading, portfolio management, project finance, foreign trade financing, corporate finance, capital market and money market services, foreign exchange trading, leasing and factoring.

The consolidated financial statements of Erste Group for the 2009 financial year and the comparable data for 2008 were prepared in compliance with applicable International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) published by the International Accounting Standards Board (IASB) and with their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC, formerly Standing Interpretations Committee or SIC) as adopted by the European Union, thus satisfying the requirements of Section 59a Austrian Banking Act and Section 245a Austrian Commercial Code.

Except as otherwise indicated, all amounts are stated in millions of euros. The tables in this report may contain rounding differences.

The Supervisory Board approved the consolidated financial statements on 16 March 2010 for publication.

B. ACQUISITIONS AND DISPOSALS

Acquisitions in 2009

With effect from 21 January 2009, Sparkasse Kufstein AG joined the Haftungsverbund of the Austrian savings banks. Since that date, the savings bank has been included in the consolidated financial statements of Erste Group. Erste Group holds no equity interest in this savings bank.

In aggregate, the savings bank`s identifiable assets acquired and liabilities assumed, measured at fair value, had the following composition at the time of initial consolidation:

in EUR million	Carrying amount	Fair value adjustment	Fair value
Cash and balances with central banks	7.5	0.0	7.5
Loans and advances to credit institutions	113.6	0.0	113.6
Loans and advances to customers	951.1	0.0	951.1
Risk provisions for loans and advances	(46.4)	4.4	(42.0)
Property and equipment	11.8	0.0	11.8
Other assets	293.2	19.7	312.9
ASSETS	**1,330.8**	**24.1**	**1,354.9**
Deposits by banks	309.3	0.0	309.3
Customer deposits	772.7	0.0	772.7
Debt securities in issue	79.9	0.0	80.0
Other liabilities	37.5	10.9	48.4
Total equity	131.4	13.2	144.5
LIABILITIES AND EQUITY	**1,330.8**	**24.1**	**1,354.9**

The fair value adjustments pertain to risk provisions for loans and advances, measurement of securities, employee benefit provisions and the related deferred taxes.

The contribution of Sparkasse Kufstein to the operating income of Erste Group from the time of initial consolidation was EUR 37.9 million; the contribution to net profit attributable to owners of the parent was EUR 0 million.

Erste & Steiermärkische Bank d.d Rijeka acquired a total of 100.0% (65.35% directly and indirectly held shares by Erste Group Bank AG) of Erste Bank ad, Podgorica (former Opportunity Bank). Erste Bank ad, Podgorica is included in the consolidated financial statements of Erste Group with effect from 31 March 2009, by full consolidation.

The total purchase price for the acquisition of the shares of Erste Bank ad, Podgorica including transaction costs, was about EUR 13.5 million.

The identifiable assets acquired and liabilities assumed, measured at fair value had the following composition at the time of initial consolidation:

in EUR million	Carrying amount	Fair value adjustment	Fair value
Cash and balances with central banks	22.3	0.0	22.3
Loans and advances to credit institutions	19.2	0.0	19.2
Loans and advances to customers	121.6	0.0	121.6
Risk provisions for loans and advances	(4.2)	0.0	(4.2)
Property and equipment	4.3	0.0	4.3
Other assets	3.0	0.0	3.0
ASSETS	**166.2**	**0.0**	**166.2**
Deposits by banks	23.7	0.0	23.7
Customer deposits	112.6	0.0	112.6
Other liabilities	7.5	0.0	7.5
Total equity	22.4	0.0	22.4
LIABILITIES AND EQUITY	**166.2**	**0.0**	**166.2**

The resulting negative goodwill in amount of HRK 65.6 million or EUR 9.0 million was recognised directly in profit or loss.

The contribution of Erste Bank ad, Podgorica to the operating income of Erste Group since the time of initial consolidation was EUR 14.0 million; its contribution to net profit attributable to owners of the parent was EUR 0.4 million. Had Erste Bank a.d., Podgorica already been included in Erste Group's consolidated financial statements from 1 January 2009, its contribution to operating income would have been EUR 16.2 million. Likewise net profit attributable to owners of the parent would have been EUR 0.7 million.

During the course of selling the insurance activities, 95.0% of asset management business (Ringturm Kapitalanlagegesellschaft m.b.H) of Vienna Insurance Group (VIG) was acquired by Erste Group, with a view to a further intensification of cooperation with the VIG. Ringturm Kapitalanlagegesellschaft m.b.H was included in the consolidated financial statements of Erste Group with effect from 31 March 2009, by full consolidation.

The total purchase price for the acquisition of the shares was EUR 100 million. The resulting goodwill amounted to EUR 36.3 million.

Customer relationships were recognised separately from goodwill. At initial consolidation, customer relationships were valued at EUR 84.8 million and amortised on a straight line basis over the expected useful life of about 20 years.

The identifiable assets acquired and liabilities assumed, measured at fair value, had the following composition at the time of initial consolidation:

in EUR million	Carrying amount	Fair value adjustment	Fair value
Loans and advances to credit institutions	1.4	0.0	1.4
Loans and advances to customers	0.0	0.0	0.0
Risk provisions for loans and advances	0.0	0.0	0.0
Customer relationships	0.0	0.0	0.0
Property and equipment	0.0	0.0	0.0
Other assets	4.3	0.0	4.3
ASSETS	**5.7**	**0.0**	**5.7**
Deposits by banks	0.0	0.0	0.0
Customer deposits	0.0	0.0	0.0
Other liabilities	2.2	0.0	2.2
Total equity	3.5	0.0	3.5
LIABILITIES AND EQUITY	**5.7**	**0.0**	**5.7**

The contribution of Ringturm Kapitalanlagegesellschaft m.b.H to the operating income of Erste Group since the time of initial consolidation has been EUR 6.6 million; its contribution to net profit attributable to owners of the parent was EUR 2.3 million. Had Ringturm Kapitalanlagegesellschaft m.b.H already been included in Erste Group's consolidated financial statements from 1 January 2009, its contribution to operating profit would have been EUR 7.9 million. Likewise net profit attributable to owners of the parent would have been EUR 2.7 million.

Acquisitions in 2008

Steiermärkische Sparkasse acquired a total of 99.22% of Investbanka a.d. Skopje (24.81% directly and indirectly held shares by Erste Group Bank AG), Macedonia. Investbanka a.d. Skopje is included in the consolidated financial statements of Erste Group with effect from 1 October 2008, by full consolidation.

The total purchase price for the acquisition of the shares of Investbanka a.d. Skopje, including transaction costs, was about EUR 38.5 million. The resulting goodwill, after net asset value adjustments, was MKD 1,136.5 million or EUR 18.4 million.

In 2008, Steiermärkische Sparkasse acquired a further 32.34% of ABS Banka d.d. (8.09% directly and indirectly held shares by Erste Group Bank AG), Bosnia-Herzegovina, and thus owned 95.29% of the shares of ABS Banka d.d. at 31 December 2008. ABS Banka d.d., is included in the consolidated financial statements of Erste Group with effect from 3 April 2007, by full consolidation.

The total purchase price (including transaction costs) of the 32.34% stake was about EUR 35.9 million, resulting in goodwill at the acquisition date of BAM 27.9 million or EUR 14.3 million.

Having joined the Haftungsverbund, four additional savings banks – Sparkasse Mittersill Bank AG, Sparkasse der Stadt Kitzbühel, Sparkasse Reutte AG and Sparkasse Schwaz AG – have been included in the consolidated financial statements of Erste Group since 12 January 2008. Erste Group does not hold any equity interests in these savings banks.

Shareholdings in significant companies and their representation in the consolidated financial statements are detailed in Note 51.

Disposals in 2008

On 15 September 2008, following the signing of the contract on 26 March 2008, Erste Group Bank AG largely completed the sale of its insurance holdings in Central and Eastern Europe (including s Versicherung in Austria) to Vienna Insurance Group, having received approval from the competition regulators and local insurance authorities. Upon final approval of the Romanian competition and insurance supervisors, the Romanian portion of the transaction was concluded on 17 December 2008. Under the terms of the transaction, Erste Group and the local subsidiaries retrospectively retain a 5% ownership interest in the local life insurance companies. In 2008, the contribution from this transaction to Erste Group's net profit attributable to owners of the parent was EUR 601.5 million.

In addition to the sale of the insurance subsidiaries, a mutual sales cooperation agreement was concluded with Vienna Insurance Group for a term of 15 years. The value of the sales agreement is EUR 300 million and will be deferred over the 15-year period.

C. ACCOUNTING POLICIES

a) BASIS OF CONSOLIDATION

Entities under common control

All subsidiaries directly or indirectly controlled by Erste Group Bank AG are consolidated in the group financial statements, on the basis of the subsidiaries' annual accounts at and for the year ended 31 December 2009.

Subsidiaries are consolidated from the date on which control is transferred to the Bank. Control is achieved where the Bank has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date of acquisition or up to the date of disposal. The financial statements of the Bank's subsidiaries are prepared for the same reporting year as Erste Group Bank AG, using consistent accounting policies.
All intra-group balances, transactions, income and expenses are eliminated. Non-controlling interests represent the portion of total comprehensive income and net assets, which are not attributable to the group.

Erste Group Bank AG is a member of the Haftungsverbund of the Austrian savings bank sector. At the balance sheet date almost all of Austria's savings banks, in addition to Erste Group Bank AG and Erste Bank der oesterreichischen Sparkassen AG, formed part of this Haftungsverbund.

The provisions of the agreement governing the Haftungsverbund are implemented by the steering company Haftungsverbund GmbH. Erste Group Bank AG indirectly always holds at least 51% of the subscribed capital of the steering company, through Erste Bank der oesterreichischen Sparkassen AG. Two of the four members of the steering company's management, including the CEO, who has the casting vote, are appointed by Erste Bank der oesterreichischen Sparkassen AG. The steering company is vested with the power to monitor the common risk policies of its members. As well, if a member encounters serious financial difficulties – this can be discerned from the specific indicator data that is continually generated – the steering company has the mandate to provide support measures and/or to intervene, as required, in the business management of the affected member savings bank. As Erste Group Bank AG owns the controlling interest in the steering company, it exercises control over the members of the cross-guarantee system. In accordance with IFRS, all Haftungsverbund members are therefore fully consolidated.

Investments in associates

Investments in companies over which Erste Group Bank AG exercises a significant influence ('associates') are accounted for under the equity method. As a general rule, significant influence is presumed by an ownership interest of between 20% and 50%. Joint ventures are also included using the equity method. Under the equity method, an interest in an associate is recognised in the balance sheet at cost plus post-acquisition changes in the group's share of the net assets of the entity. The group's share of the associate's profit or loss is recognised in the income statement. Entities accounted for under the equity method are recognised largely on the basis of annual financial statements at – and for the year ended on – 31 December 2009.

b) ACCOUNTING AND MEASUREMENT METHODS

Foreign currency translation

The consolidated financial statements are presented in euro which is the functional currency of Erste Group Bank AG. The functional currency is the currency of the primary business environment in which an entity operates. Each subsidiary in the group determines its own functional currency and items included in the financial statements of each subsidiary are measured using that functional currency.

For foreign currency translation, exchange rates quoted by the central banks in each country were used. For group entities with the euro as functional currency, these are the ECB reference rates.

(i) Transactions and balances

Transactions in foreign currencies are initially recorded at the functional currency exchange rate effective at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange at the balance sheet date. All resulting exchange differences that arise are recognised in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

(ii) Group companies

As at the reporting date, assets and liabilities of foreign subsidiaries are translated into Erste Group's presentation currency euro at the rate of exchange as at the balance sheet date (closing rate). Their statements of comprehensive income (including other comprehensive income) are translated at average exchange rates for the year. Goodwill and fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition (including the recognition of intangible assets such as customer relationships and brand) are treated as assets and liabilities of the foreign subsidiaries and are translated at the closing rate. Exchange differences arising on translation are recognised in other comprehensive income. On disposal of a foreign subsidiary, the cumulative amount recognised in other comprehensive income relating to that particular foreign subsidiary is recognised in profit or loss.

Financial instruments – initial recognition and subsequent measurement

(i) Date of recognition
Financial instruments are initially recognised when Erste Group becomes a party to the contractual provisions of the instrument. Regular way (spot) purchases and sales of financial assets are recognised at settlement date which is the date that an asset is delivered.

(ii) Initial measurement of financial instruments
The classification of financial instruments at initial recognition depends on the purpose and the management's intention for which the financial instruments were acquired and their characteristics. Financial instruments are measured initially at their fair value plus transaction costs. However in the case of financial assets and financial liabilities designated at fair value through profit or loss, transaction costs are not included.

(iii) Derivatives
Derivatives used by Erste Group include mainly interest rate swaps, futures, forward rate agreements, interest rate options, currency swaps and currency options. Derivatives are measured at fair value. Changes in fair value are recognised in profit or loss except those resulting from cash flow hedges accounted in accordance with hedge accounting. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative. Derivatives held on the trading book are reported in the balance sheet line 'Trading assets / Trading liabilities', derivatives held on the banking book are disclosed under 'Other assets / Other liabilities'.

(iv) Financial assets or financial liabilities held-for-trading
Financial assets or financial liabilities held-for-trading are recorded at fair value in the balance sheet. Changes in fair value including interest income and expenses as well as dividend income resulting from financial instruments held-for-trading are reported in 'Net trading result'. Included in held-for-trading are debt securities, equity instruments acquired or issued principally for the purpose of selling or repurchasing in the near term as well as positive or negative fair values of trading derivatives. They are presented as 'Trading assets' or 'Trading liabilities' in the balance sheet.

(v) Financial assets or financial liabilities designated at fair value through profit or loss
Financial assets or financial liabilities classified in this category are those that have been designated by management on initial recognition in accordance with the Group's internal guideline (Fair Value Option). Management may only designate a financial instrument at fair value through profit or loss upon initial recognition when the following criteria are met, and designation is determined on an instrument by instrument basis:
- the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognising gains or losses on them on a different basis; or
- the assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or
- the financial instrument contains one or more embedded derivatives which significantly modify the cash flows that otherwise would be required by the contract and the embedded derivative is not closely related.

Financial assets designated at fair value through profit or loss are recorded in the balance sheet at fair value in the line 'Financial assets – at fair value through profit or loss' with changes in fair value recognised in profit or loss in the line 'Result from financial assets – at fair value through profit or loss'. Interest earned on debt instruments is shown in 'Interest and similar income' Also, dividend income on equity instruments is presented in 'Interest and similar income' when the right to the payment has been established.

Financial liabilities designated at fair value through profit or loss are reported under respective financial liabilities positions 'Deposits by banks', 'Customer deposits' or 'Debt securities in issue'. Changes in fair value are recognised in 'Result from financial assets – at fair value through profit or loss'. Interest incurred is shown as 'Interest and similar expenses'.

(vi) Available-for-sale financial assets
Available-for-sale assets include equity and debt securities as well as other investments in non-consolidated companies. Equity investments classified as available-for-sale are those which are neither classified as held-for-trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions.

After initial measurement, available-for-sale financial assets are subsequently measured at fair value. Unrealised gains and losses are recognised directly in other comprehensive income and reported in the 'Available-for-sale reserve' until the financial asset is disposed of or impaired. If the fair value of investments in non-consolidated companies, which are classified as available for sale, cannot be measured reliably, they are recorded at cost. If available-for-sale assets are disposed of or impaired, the cumulative gain or loss previously recognised directly in other comprehensive income is reclassified to profit or loss and reported under the line item 'Result from financial assets – available for sale'. In the balance sheet, available-for-sale financial assets are disclosed in the line item 'Financial assets – available for sale'.
Interest and dividend income on available-for-sale financial assets are reported in the income statement as 'Interest and similar income'.

(vii) Held-to-maturity financial investments
Held-to-maturity financial investments, reported as 'Financial assets – held to maturity' in the balance sheet, are non-derivative financial assets with fixed or determinable payments and fixed maturities, if Erste Group has the intention and ability to hold them until maturity. After initial recognition held-to-maturity financial investments are subsequently measured at amortised cost including impairment. Interest earned on financial assets held-to-maturity is reported in 'Interest and similar income'. Losses arising from impairment of such investments as well as realised gains or losses from selling are recognised in the income statement in the line 'Result from financial assets – held to maturity'.

(viii) Loans and advances
The balance sheet line items 'Loans and advances to credit institutions' and 'Loans and advances to customers' meet the definition of loans and receivables category. They include non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:
- those that Erste Group intends to sell immediately or in the near term and those that Erste Group upon initial recognition designates as at fair value through profit or loss;
- those that Erste Group, upon initial recognition, designates as available for sale; or
- those for which Erste Group may not recover substantially all of its initial investment, other than because of credit deterioration.

After initial measurement, loans and advances are subsequently measured at amortised cost including impairment. Interest income earned is included in 'Interest and similar income' in the income statement. Allowance for impairment is reported in the balance sheet line 'Risk provisions for loans and advances'. Losses arising from impairment are recognised in the income statement among 'Risk provisions for loans and advances'.

(ix) Deposits and other liabilities
Financial liabilities which are not held for trading are reported in the lines 'Deposits by banks', 'Customer deposits' 'Debt securities in issue' or 'Subordinated liabilities'. Such liabilities are measured at amortised cost, except those which are measured at fair value through profit or loss. These line items also include financial liabilities which are designated at fair value through profit or loss. Interest expenses incurred are reported in the line 'Interest and similar expenses' in the income statement.

(x) Reclassification of financial assets
Effective from 1 July 2008, an entity may reclassify, in certain circumstances, non-derivative financial assets out of the 'Held-for-trading' category into the 'Available-for-sale', 'Loans and receivables', or 'Held-to-maturity' categories. From this date it may also reclassify, in certain circumstances, financial instruments out of 'Available-for-sale' category into the 'Loans and receivables' category. However, Erste Group did not make use of this option.

Derecognition of financial assets and financial liabilities
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:
- the rights to receive cash flows from the asset have expired; or
- the entity has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement;
  and either:
  - the entity has transferred substantially all the risks and rewards of the asset, or
  - the entity has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

Repurchase and reverse repurchase agreements, securities lending and borrowing

Securities sold under agreement to repurchase at a specified future date are not derecognised from the balance sheet as Erste Group retains substantially all the risks and rewards of ownership. Such transactions are also known as 'repos' or 'sale and repurchase agreement'. The corresponding cash received is recognised in the balance sheet as an asset with a corresponding obligation to return it as a liability in the respective lines 'Deposits by banks' or 'Customer deposits' reflecting the transaction's economic substance as a loan to Erste Group. The difference between the sale and repurchase prices is treated as interest expense and recorded in the line 'Interest and similar expenses' and is accrued over the life of agreement. Financial assets transferred out by Erste Group under repurchase agreements remain on the group's balance sheet and are measured according to the rules applicable to the respective balance sheet item.

Conversely, securities purchased under agreements to resell at a specified future date are not recognised in the balance sheet. Such transactions are also known as 'reverse repos'. The consideration paid is recorded in the balance sheet in the respective lines 'Loans and advances to credit institutions' or 'Loans and advances to customers', reflecting the transaction's economic substance as a loan by Erste Group. The difference between the purchase and resale prices is treated as interest income and recorded in line 'Interest and similar income' and is accrued over the life of the agreement.
In securities lending transactions, the lender transfers ownership of securities to the borrower on the condition that the borrower will retransfer, at the end of the agreed loan term, ownership of instruments of the same type, quality and quantity and will pay a fee determined by the duration of the lending. Similarly to 'reverse repos', the transfer of the securities to counterparties via securities lending does not result in derecognition unless the risks and rewards of ownership are also transferred. Securities borrowed are not recognised on the balance sheet, unless they are then sold to third parties.

Determination of fair value

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's-length transaction.

The best indication of the fair value of financial instruments is provided by quoted market prices in an active market. Where quoted market prices in an active market are available, they are used to measure the financial instrument (level 1 of fair value hierarchy). The measurement of fair value at Erste Group is based primarily on external sources of data (stock market prices or broker quotes in highly liquid market segments). Where no market prices are available, fair value is determined on the basis of valuation models that are based on observable market information (level 2 of fair value hierarchy). In some cases, the fair value of financial instruments can be determined neither on the basis of market prices nor of valuation models that rely entirely on observable market data. In this case, individual valuation parameters not observable in the market are estimated on the basis of reasonable assumptions (level 3 of fair value hierarchy).

Erste Group employs only generally accepted, standard valuation models. Net present values are determined for linear derivatives (e.g. interest rate swaps, cross currency swaps, foreign exchange forwards and forward rate agreements) by discounting the replicating cash flows. Plain vanilla OTC options (on shares, currencies and interest rates) are valued using option pricing models of the Black-Scholes class; complex interest rate derivatives are measured using Hull-White and/or Brace Gatorek Musiela (BGM) models. Erste Group uses only valuation models which have been tested internally and for which the valuation parameters (such as interest rates, exchange rates and volatility) have been determined independently.

Impairment on financial assets

Erste Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

(i) Financial assets carried at amortised cost
If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

In case of loans and advances, any impairment is reported in the allowance account referred to as 'Risk provisions for loans and advances' in the balance sheet and the amount of the loss is recognised in the income statement line 'Risk provisions for loans and advances'. Risk provisions for loans and advances include specific risk provisions for loans and advances for which objective evidence of impairment exists. In addition, risk provisions for loans and advances include portfolio risk provisions for which no objective evidence of impairment exists in single observation. For held-to-maturity investments impairment is recognised directly by reduction of asset account and in the income statement line 'Result from financial assets – held to maturity'. Interest income for individually impaired assets continues to be accrued on the reduced carrying amount and is accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. This interest income is recorded as part of 'Interest and similar income'.

Loans together with the associated allowance are derecognised when there is no realistic prospect of future recovery and all collaterals have been realised in Erste Group.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account in case of loans and advances. In case of held-to-maturity investments the carrying amount is increased or decreased. Decreases of impairment losses are reported in the same line of income statement as the impairment loss itself.

(ii) Available-for-sale financial investments
In case of debt instruments classified as available-for-sale, Erste Group assesses individually whether there is objective evidence of impairment based on the same criteria as for financial assets carried at amortised cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortised cost and the current fair value, less any impairment loss on that investment previously recognised in the income statement. On recognising impairment any amount of losses retained in other comprehensive income item 'Available for sale reserve' is reclassified to the income statement and shown as impairment loss in 'Result from financial assets – available for sale'. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to credit event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through profit or loss in the line 'Result from financial assets – available for sale'. Impairment losses and their reversals are recognised directly against the assets in the balance sheet.

In case of equity investments classified as available-for-sale, objective evidence also includes a 'significant' or 'prolonged' decline in the fair value of the investment below its cost. Where there is evidence of impairment, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the profit or loss is removed from'Available for sale reserve' in other comprehensive income and is reclassified and shown as impairment loss in 'Result from financial assets – available for sale'. Impairment losses on equity investments are not reversed through the income statement; increases in the fair value after impairment are recognised directly in other comprehensive income. Impairment losses and their reversals are recognised directly against the assets in the balance sheet.

(iii) Off-balance-sheet exposures
Provisions for off-balance sheet transactions (particularly warranties and guarantees as well as other credit commitments) are included in the balance sheet line 'Provisions', the related expense is reported in the income statement in line 'Risk provisions for loans and advances'.

Hedge accounting
Erste Group makes use of derivative instruments to manage exposures to interest rate risk and foreign currency risk. At inception of the hedge relationship, the Bank formally documents the relationship between the hedged item and the hedging instrument, including the nature of the risk, the objective and strategy for undertaking the hedge and the method that will be used to assess the effectiveness of the hedging relationship. Also at the inception of the hedge relationship, a formal assessment is undertaken to ensure the hedging instrument is expected to be highly effective in offsetting the designated risk in the hedged item. A hedge is expected to be highly effective if the changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated are expected to offset in a range of 80% to 125%. Exact conditions for particular types of hedges applied by Erste Group are internally specified.

(i) Fair value hedges
Fair value hedges are employed to reduce market risk. For designated and qualifying fair value hedges, the change in the fair value of a hedging derivative is recognised in profit or loss. Meanwhile, the change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognised in profit or loss.

If the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. In this case the fair value adjustment of the hedged item shall be amortised to profit or loss till maturity of the financial instrument.
(ii) Cash flow hedges
Cash flow hedges are used to eliminate uncertainty in the future cash flows in order to stabilise net interest income. For designated and qualifying cash flow hedges, the effective portion of the gain or loss on the hedging instrument is recognised in other comprehensive income and reported under the 'Cash flow hedge reserve'. The ineffective portion of the gain or loss on the hedging instrument is recognised in profit or loss in 'Net trading result'. When the hedged cash flow affects the profit or loss, the gain or loss on the hedging instrument is reclassified into the corresponding income or expense line in income statement.

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. In this case the cumulative gain or loss on the hedging instrument that has been recognised in other comprehensive income shall remain separately in 'Cash flow hedge reserve' until the transaction occurs.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet if, and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Leasing

Lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time. Finance lease of Erste Group is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. Remaining lease agreements in Erste Group are classified as Operating lease.

Erste Group as a lessor
The lessor in the case of finance lease reports a receivable against the lessee amounting to present value of the contractually agreed payments taking into account any residual value. In the case of operating leases the leased asset is reported by the lessor in 'property and equipment' or in 'investment property' and is depreciated in accordance with the principles applicable to the assets involved. Lease income is recognised on a straight-line basis over the lease term.

Lease agreements in which Erste Group is the lessor almost exclusively represent finance leases.

Erste Group as a lessee
From the side of a lessee, Erste Group has not entered into any leases fulfilling conditions of finance leases. Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight line basis over the lease term.

Property and equipment

Property and equipment – land and buildings, furniture and equipment (including office furniture and equipment under operating leases where the Erste Group is the lessor) is measured at cost less accumulated depreciation and accumulated impairment in value.
Borrowing costs for qualifying assets are capitalised into the costs of property and equipment.

Depreciation is calculated using the straight-line method to write down the cost of property and equipment to their residual values over their estimated useful lives. Land is not depreciated. The estimated useful lives are as follows:

	Useful life in years
Buildings	20-50
Office furniture and equipment	5-20
Computer hardware	4-5

Property and equipment is derecognised on disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognised in 'Other operating result' in the statement of comprehensive income in the year the asset is derecognised.

Business combinations and goodwill

Business combinations are accounted for using the purchase method of accounting. This involves recognising identifiable assets (including previously unrecognised intangible assets such as customer relationships and brand) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets acquired, the discount on acquisition is recognised in profit or loss in the line 'Other operating result' in the year of acquisition.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortised but reviewed for impairment annually. Any determined impairment is recognised in profit or loss.

An annual impairment test is carried out for all cash-generating units (CGU) to review the value of existing goodwill. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. At Erste Group, all business segments distinguished in the segment reporting in the financial statements are defined as CGUs. Separate legal entities within these segments are treated as separate CGUs.

The calculation of the expected cash flows is based on the normalised projected earnings of the CGU. As a rule, the basis for the normalised projected earnings is the reported pre-tax profit from continuing operations in local currency before deduction of consolidation items and before financing costs for the CGU.

To determine the net present values, future cash flows are discounted at a pre-tax discount rate (source: European Central Bank). The planning period consists of a detailed forecast period (typically 3 years, or longer if warranted by exceptional circumstances) and a rough planning period (represented by a perpetuity calculated based on the latest available detailed planning period). Based on macroeconomic parameters for the perpetuity a growth rate of 2% is applied.

The discount rate used is a long-term risk-free rate before taxes in local currency, to which country- and industry-specific risk premiums are added. These risk premiums do not reflect risks for which future cash flows have already been adjusted. The discount rate used is pre-tax. The discount rates currently used range from 9.42% to 17.25%. (2008: 10.22% to 15.13%)

Based on the above parameters, the CGU's value-in-use is calculated in euros as of each November. Currency translation into euros is based on the exchange rate then prevailing. Where available, the CGU's fair value less costs to sell is determined, based on recent transactions, market quotations, appraisals, etc. The higher of value in use and fair value less costs to sell is the recoverable amount.

The subsidiary's proportionate or full recoverable amount (calculated as outlined above) is compared, respectively, to the sum of proportionate or full equity in the subsidiary, and goodwill. If the proportionate or full recoverable amount is less than the sum of proportionate or full equity and goodwill, the difference is recognised as an impairment loss in the line 'Other operating result', in the following order. The impairment loss is allocated first to writing down the CGU's goodwill. Any remaining impairment loss reduces the carrying amount of the CGU's other assets, though not to an amount less than their fair value less cost to sell. There is no need to recognise an impairment loss if the proportionate or full recoverable amount of the CGU is higher than or equal to the sum of proportionate or full equity and goodwill. Once recognised, an impairment loss for goodwill cannot be reversed in later periods.

Investment properties

Investment property is property (land and building) held for the purpose of earning rental income or for capital appreciation. In case of partial own use, the property is investment property only if the owner-occupied portion is insignificant. Investment properties are measured at cost less accumulated straight-line depreciation based on useful life. Any impairment losses are recognised in the line 'Other operating result'as required. If the reasons which led to the impairment cease to apply, the previously recognised impairment loss is reversed to no more than the asset's carrying amount if no impairment loss had been recognised.

The useful life of investment properties is equal to those of property and equipment.

Assets held for sale and liabilities associated with assets held for sale

Non-current assets are classified as held for sale if they can be sold in their present condition and the sale is highly probable within 12 months of classification as held for sale. Assets classified as held for sale are reported under the balance sheet line '"Assets held for sale". Non-current assets that are classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

A disposal group is a group of assets, possibly with associated liabilities, which an entity intends to dispose of in a single transaction. The measurement basis as well as the criteria for classification as – held-for-sale, are applied to the group as a whole. Assets being part of a disposal group are reported under the balance sheet line 'Assets held for sale'. Liabilities associated with assets held for sale, that are liabilities which form part of a disposal group, are disclosed under the balance sheet line 'Liabilities associated with assets held for sale'.

Intangible assets

In addition to goodwill Erste Group's other intangible assets include computer software and customer relationships, brand and other intangible assets. An intangible asset is recognised only when its cost can be measured reliably and it is probable that the expected future economic benefits that are attributable to it will flow to the Bank.

Costs of internally generated software are capitalised if Erste Group can demonstrate technical feasibility and intention of completing the software, ability to use it, how it will generate probable economic benefits, availability of resources and ability to measure reliably the expenditures. Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. In the case of Erste Group these are brands, customer relationships and distribution network and they are capitalised on acquisition if they can be measured with sufficient reliability.

Intangible assets with finite lives are amortised over the useful economic life. The amortisation period and the amortisation method are reviewed at least at each financial year-end and adjusted if necessary. The amortisation expense on intangible assets with finite lives is recognised in the statement of comprehensive income under 'General Administrative expenses' except for amortisation of customer relationships which is reported in 'Other operating result'.

Amortisation is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives as follows:

	Useful life in years
Computersoftware	4-6
Customer relationships	10-20
Distribution network	5.5

Brands are not amortised as they are assumed to have an indefinite useful life. They are annually tested for impairment within cash generating units to which they belong. In the event of impairment, impairment losses are recognised in 'Other operating result'. Each period brands are reviewed whether current circumstances continue to support the conclusion about indefinite life.

Financial guarantees

In the ordinary course of business, Erste Group gives financial guarantees, consisting of some types of letters of credit and guarantees. According to IAS 39 financial guarantee is a contract that requires the guarantor to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with original or modified terms of a debt instrument. If Erste Group is in position of a guarantee holder the financial guarantee is not recorded in the balance sheet but is taken into consideration as collateral when determining impairment of the guaranteed asset.

Erste Group as a guarantor recognises financial guarantees in the financial statements. Financial guarantees are initially measured at fair value as soon as Erste Group becomes a contracting party, i.e., when the guarantee offer is accepted. Generally the initial measurement is the premium received for a guarantee. If no premium is received at contract inception the fair value of a financial guarantee for which the premium is not received at contract inception is nil, as this is the amount at which the transaction could be settled in a standalone arm's length transaction with an unrelated party. Subsequent to initial recognition the financial guarantee contract is reviewed for possible requirement for provisions under IAS 37.

The premium received is recognised in the statement of comprehensive income in 'Net fee and commission income' on a straight line basis over the life of the guarantee.

Defined employee benefit plans

Defined employee benefits plans operated by Erste Group, are for pensions, severance and jubilee benefits.
The defined benefit pension plans relate only to retired employees. The pension obligations for current employees were transferred to external pension funds in previous years. Remaining with Erste Group is a defined-benefit obligation for entitlements of former employees who were already retired as of 31 December 1998 before the pension reform took effect, and for those former employees who retired only in 1999 but remained entitled to a direct pension from Erste Group under individual agreements; and for entitlements to resulting survivor pensions.

Severance benefit obligations exist against Austrian employees who entered the group's employment before 1 January 2003. The severance benefit is a one-time remuneration to which employees are entitled when their employment relationship ends. The entitlement to this severance payment arises after three years of employment.

Defined benefit plans include also jubilee benefits to which Austrian employees are entitled. Jubilee payments (long service/ loyal-service payments) are remuneration tied to the length of employees' service to an employer. The entitlement to jubilee benefits is established by collective agreement, which defines both the conditions and amount of the entitlement. In Central European subsidiaries further defined benefit plans exist.

Obligations resulting from defined employee benefit plans are determined using the projected unit credit method. Future obligations are determined based on actuarial expert opinions. The calculation takes into account not only those salaries, pensions and vested rights to future pension payments known at the balance sheet date, but also anticipated future rates of increase in salaries and pensions.

As of 31 December 2009, for all domestic subsidiaries, the most important actuarial assumptions used in the computation were adjusted to reflect the situation at year-end 2009. Thus, the actuarial calculation of pension, severance and jubilee benefit obligations is based on a discount rate (long-term capital market interest rate) of 5.0% per annum (previously: 5.5%). The statutory increase in pension benefits is assumed to be 2.5% per year (previously: 3.0%) and severance and jubilee benefits are calculated based on an expected annual increase of 3.8% per year in salaries (previously: 4.3%). Obligations were calculated in accordance with the Pagler & Pagler mortality tables titled 'AVÖ 2008 P – Rechnungsgrundlagen für die Pensionsversicherung'. The expected retirement age for each employee was individually calculated on the basis of the changes set out in the Budget Implementation Act of 2003 (Austrian Federal Law Gazette Vol. I No. 71/2003) regarding the increase in the minimum retirement age. The currently applicable legislation on the gradual raising of the retirement age for men and women to 65 was taken into consideration. For Central European subsidiaries the mandatory retiring age as well as the discount rates which range from 4.27% (previously: 4.8%) to 7.5% (previously: 7.0%) depending on the country is used.

With the sale of s Versicherung, the assets that had been transferred to s Versicherung to cover obligations for severance and jubilee benefits became plan assets according to IAS 19. For the employees involved, insurance policies were issued under a group insurance contract. These policies, so-called 'Direktversicherungen', represent occupational insurance covering employees for the event that they cease to be employed by Erste Group while entitled to severance or jubilee benefits. The premium is paid by Erste Group; the insured is the entitled employee. As qualifying insurance policies, these occupational insurance policies represent plan assets.

Based on actually realized returns of portfolios and forecasts on the development of assessment included in these portfolios, at 31 December 2009 an interest rate of 5% (2008: 5%) was assumed for the expected return on plan assets.

The liability recognised from a defined-benefit plan represents the present value of the defined benefit obligation less the fair value of the plan assets available for the direct settlement of obligations. For all plans present value of the obligation exceeds the fair value of plan assets. Resulting defined benefit liability is reported in the balance sheet line 'Other provisions'. At Erste Group the plan assets consist of qualifying insurance policies purchased to back severance and jubilee benefit provisions.

Actuarial gains or losses of pension and severance benefit obligations and of plan assets available to settle these obligations are recognised directly in equity for the period in which they occur. Actuarial gains or losses of provisions for jubilee benefits are recognised in profit or loss in the period during which they occur.

Provisions

In addition to provisions for long-term employee benefits, provisions are recognised when the group has a present obligation as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. In the balance sheet, provisions are reported under the line 'Other provisions'. They include credit risk provisions for off-balance-sheet transactions (particularly warranties and guarantees) as well as provisions for litigations and restructuring. Expenses or income from release relating to credit risk provisions for off-balance-sheet items are presented in income statement in the line 'Risk provisions for loans and advances', all other expenses or income from releases related to provisions are reported in the line 'Other operating result'.

Share-based payment transactions

Erste Group grants shares and share options to employees and managers as compensation for their services, under the employee share ownership plan (ESOP) and the management share option (MSOP) plans. Both take the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. Under ESOP, Erste Group shares are offered to employees at a discounted price; therefore, the fair value results from the discount at which employees purchase Erste Group shares. Any expense incurred from this fair value is immediately recognised in personnel expenses under the line 'General administrative expenses'. Under MSOP, Erste Group share options are granted to managers and other key personnel. For MSOP initial fair value of the options granted is determined by means of generally accepted option pricing models (Black and Scholes, Binomial model). Expense from this fair value is spread over the vesting periods (the period between the grant date and the first permitted exercise date). Expense is recognised in personnel expenses under the line 'General administrative expenses' together with a corresponding increase in equity.

Taxes

(i) Current tax

Current tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted by the balance sheet date.

(ii) Deferred tax

Deferred tax is provided on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised for all deductible temporary differences and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax losses can be utilised. Deferred taxes – neither deferred tax assets nor liabilities – are not recognised on temporary differences arising from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. For the subsidiaries local tax environment applies.

Deferred tax relating to items recognised in other comprehensive income is also recognised in other comprehensive income and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxation authority.

Own shares and contracts on own shares

Own equity instruments of Erste Group which are acquired by it or by any of its subsidiaries (treasury shares) are deducted from equity. Consideration paid or received on the purchase, sale, issue or cancellation of Erste Group's own equity instruments is recognised directly in equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

Fiduciary assets

The group provides trust and other fiduciary services that result in the holding or investing of assets on behalf of its clients. Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the group.

Dividends on ordinary shares

Dividends on ordinary shares are recognised as a liability and deducted from equity when they are approved by Erste Group's shareholders.

Regaring dividends on participation capital see note 34.

Recognition of income and expenses and description of income statement line items

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. As regards the lines reported in the income statement their description and revenue recognition criteria are following:

(i) Net interest income

Interest and similar income mainly includes interest income in the narrow sense on loans and advances to credit institutions and customers, on balances with central banks and on bonds and other interest-bearing securities. Interest and similar expenses mainly include interest paid on deposits by banks and customer deposits, deposits of central banks, debt securities in issue and subordinated debt (including hybrid issues).

For all financial instruments measured at amortised cost, interest-bearing financial assets classified as available for-sale and financial instruments designated at fair value through profit or loss, interest income or expense is recorded using the effective interest rate (EIR). The calculation includes fees or incremental costs that are directly attributable to the instrument and are an integral part of the EIR, but not future credit losses. Interest income from individually impaired loans is calculated by applying the original effective interest rate used to discount the estimated cash flows for the purpose of measuring the impairment loss.

Also reported in interest and similar income is current income from shares and other equity-related securities (especially dividends), income from other investments in companies and non-consolidated subsidiaries categorised as available-for-sale. Such dividend income is recognised when the right to receive the payment is established.
Net interest income also includes rental from investment properties. As such rental agreements constitute operating leases rental income is recognised on straight-line basis over the lease term.

Income from associates recorded by applying the equity method (share of profit or loss in associates) is also included in the total of net interest income. Impairment losses, reversal of impairment losses, and realised gains and losses on investments in associates accounted for at equity are reported in 'Other operating result'.

(ii) Risk provisions for loans and advances

This item includes allocations to and releases of specific and portfolio risk provisions for loans and advances for both on-balance-sheet and off-balance-sheet transactions. Also reported in this item are direct write-offs of loans and advances as well as recoveries on loans written off.

(iii) Net fee and commission income

The Bank earns fee and commission income from a diverse range of services it provides to its customers. It includes income and expenses mainly from fees and commission payable or receivable for payment transfers, securities business and lending business, as well as from insurance brokerage, building society brokerage and foreign exchange transactions.

Fees earned for the provision of services over a period of time are accrued over that period. These fees include guarantee fees, commission income from asset management, custody and other management and advisory fees.

Fee income earned from providing transaction services, such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction.

(iv) Net trading result
Results arising from trading activities include all gains and losses from changes in fair value and related interest income or expense and dividends on financial assets and financial liabilities classified as 'Held-for-trading'. It also includes any ineffectiveness recorded in hedging transactions as well as foreign exchange gains and losses.

(v) General administrative expenses
General administrative expenses represent the following expenses accrued in the reporting period: personnel and other administrative expenses, as well as depreciation and amortisation. Not included are any amortisation of customer relationships and impairment of goodwill.
Personnel expenses include wages and salaries, bonuses, statutory and voluntary social security contributions, staff-related taxes and levies (including amounts allocated to and released from provisions). They also include expenses and income for severance payments, pension and jubilee provisions (covering service cost, interest cost, expected return on plan assets and actuarial gains and losses for jubilee provisions).

Other administrative expenses include information technology expenses, expenses for office space, office operating expenses, advertising and marketing, expenditures for legal and other consultants as well as sundry other administrative expenses.

(vi) Other operating result
Other operating result reflects all other income and expenses not attributable to Erste Group's ordinary activities. This includes especially impairment losses or any reversal of impairment losses as well as results on the sale of property and equipment, amortisation and impairment of customer relationships, any impairment losses on goodwill, and impairment losses (and any reversal of impairment losses) on other intangible assets. In addition, other operating result encompasses the following: expenses for other taxes and for deposit insurance contributions; income from the release of and expenses for allocations to other provisions; impairment losses (and their reversal if any) on investments in associates accounted for at equity and realised gains and losses from the disposal of equity-accounted investments.

Significant accounting judgements, assumptions and estimates

The consolidated financial statements contain amounts that have been determined on the basis of judgements and by use of estimates and assumptions. The estimates and assumptions used are based on historical experience and other factors, such as planning as well as expectations and forecasts of future events that are currently deemed to be reasonable. As a consequence of the uncertainty associated with these assumptions and estimates, actual results could in future periods lead to adjustments in the carrying amounts of the related assets or liabilities. The most significant use of judgment, assumption and estimates are as follows:

Going concern
The Erste Group's management has made an assessment of Erste Group's ability to continue as a going concern and is satisfied that Erste Group has the resources to continue in business for the foreseeable future. Furthermore, the management is not aware of any material uncertainties that may cast significant doubt upon Erste Group's ability to continue as a going concern. Therefore, the consolidated financial statements continue to be prepared on the going concern basis.

Fair value of financial instruments
Where the fair values of financial assets and financial liabilities recorded on the balance sheet cannot be derived from active markets, they are determined using a variety of valuation techniques that include the use of mathematical models. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Disclosures for valuation models, fair value hierarchy and fair values of financial instruments can be found in the Note 43) Fair value of financial instruments.

Impairment on financial assets
Erste Group reviews its financial assets not measured at fair value through profit or loss at each balance sheet date to assess whether an impairment loss should be recorded in the income statement. In particular, it is required to determine whether there is objective evidence of impairment as a result of loss event occurring after initial recognition, to estimate the amount and timing of future cash flows when determining the impairment loss. Disclosures concerning impairment are in the note 41) Risk Management in the part Credit risk – Non-performing assets and risk provisions. Development of loan loss provisions is described in the note 16) Risk provisions for loans and advances.

Impairment on non-financial assets
Erste Group reviews its non-financial assets at each balance sheet date to assess whether there is an indication of impairment loss which should be recorded in the income statement. This is especially relevant for cash generating units which contain goodwill which have to be tested for impairment annually. Judgement and estimates are required to determine the value in use by estimating the timing and amount of future expected cash flows and the discount rates. Assumptions and estimates used for impairment on non-financial assets calculations are described in the part Business combination and goodwill of the accounting policies.

Deferred tax assets
Deferred tax assets are recognised in respect of tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits, together with future tax planning strategies. Disclosures concerning deferred taxes are in the note 23) Tax assets and liabilities.

Defined benefit obligation plans
The cost of the defined benefit pension plan is determined using an actuarial valuation. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Assumption and estimates used for the defined benefit obligation calculations can be found in the part Defined benefit plans of accounting policies. Quantitative data for long-term employee provisions are in the note 30) Other provisions.

Leases
From Erste Group point of view as a lessor judgement is required to distinguish whether the lease is finance or operating lease based on transfer of substantially all the risk and rewards from the lessor to the lessee.

c) APPLICATION OF AMENDED AND NEW IFRS/IAS

Effective standards and interpretations

The accounting policies adopted are consistent with those used in the previous financial year except that Erste Group has adopted the following standards, amendments and interpretations which became effective for financial years beginning on or after 1 January 2009.

IFRS 8 Operating Segments
The standard was issued in November 2006 and became effective for financial years beginning on or after 1 January 2009. This standard requires disclosure of information about an entity's operating segments based on internal point of view (i.e. based on information regularly reviewed by the entity's chief operating decision maker, so-called management approach) and replaced the requirement to determine primary and secondary reporting segments. Erste Group applied IFRS 8 early in 2008.

Amendment to IFRS 2 Share-based Payments – Vesting Conditions and Cancellations
This amendment to IFRS 2 Share-based payments was issued in January 2008 and became effective for financial years beginning on or after 1 January 2009. The Standard restricts the definition of 'vesting condition' to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as a result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. Application of the amendment does not have any significant impact on Erste Group´s financial statements.

Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements, – Puttable Financial Instruments and Obligations Arising on Liquidation
The amendment to IAS 32 was issued in February 2008 and became effective for financial years beginning on or after 1 January 2009. It requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if specified criteria are met. The amendments to IAS 1 require disclosure of certain information relating to puttable instruments classified as equity. Application of the amendments do not have any significant impact on Erste Group´s financial statements.

IAS 1 Presentation of Financial Statements (Revised 2007)
The standard was issued in September 2007 and became effective for financial years beginning on or after 1 January 2009. The standard replaces previous version of IAS 1 Presentation of Financial Statements (revised in 2003 as amended in 2005). The Standard separates owner and non-owner changes in equity. In addition, the Standard introduces the statement of comprehensive income, which presents income and expense items recognised in profit or loss, together with all other items of recognised income and expense, either in one single statement, or in two linked statements. The changes introduced by the revision are presentational in nature. Erste Group decided to present the statement of comprehensive income in the form of two statements.

IAS 23 Borrowing Costs (revised 2007)
This amendment was issued in March 2007 and became effective for financial years beginning on or after 1 January 2009. The standard replaces previous version of IAS 23 Borrowing costs (revised 2003). The main change brought by this amendment is mandatory capitalisation of borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. Erste Group applied the revised standard early in 2008. As the standard required prospective application it did not result in retrospective changes.

Amendments to IFRS 7 Improving Disclosures about Financial Instruments
Amendment was issued in March 2009 with effectiveness for financial years beginning on or after 1 January 2009. The amendment introduced obligatory fair value hierarchy disclosures for financial instruments measured at fair value in the balance sheet. It also brought changes for liquidity disclosure requirements. Amendments resulted in new disclosures.

IFRIC 13 Customer Loyalty Programmes
This IFRIC was issued in June 2007 and became effective for periods beginning on or after 1 July 2008. This interpretation requires the fair value of customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted. Application of this IFRIC does not have any significant impact on Erste Group's financial statements.

IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
IFRIC 14 was issued in July 2007 and became effective for financial years beginning on or after 1 January 2009. It addresses issues when refunds or reductions in future contributions should be regarded as available for recognition of defined benefit asset, how a minimum funding requirement might affect the availability of reductions in future contributions and when a minimum funding requirement might give rise to liability. Application of this IFRIC does not have any significant impact on Erste Group's financial statements.

IFRIC 15 Agreements for the Construction of Real Estate
This IFRIC was issued in July 2008 and became effective for financial years beginning on or after 1 January 2009. It addresses whether the agreements for construction of real estates are treated as a construction contract under IAS 11 or as a construction of owner occupied property under IAS 18. It also addresses when revenue from the construction should be recognised. Application of the amendment does not have any significant impact on Erste Group's financial statements. Application of this IFRIC does not have any significant impact on Erste Group's financial statements.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation
IFRIC 16 is effective for financial years beginning on or after 1 October 2008. The Interpretation addresses various issues which are relevant for entities that hedge the foreign currency risk arising from their net investments in foreign operations and wish to qualify for hedge accounting in accordance with IAS 39. Application of this IFRIC does not have any significant impact on Erste Group's financial statements.

Standards and interpretations not yet effective

IFRS 3 (Revised 2008) Business Combinations and IAS 27 (Revised 2008) Consolidated and Separate Financial Statements
The revised standards were issued in January 2008 and become effective for financial years beginning on or after 1 July 2009. IFRS 3 (Revised 2008) introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs and future reported results.

IAS 27 (Revised 2008) requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Application of the revised standards will become mandatory for the Bank's 2010 financial statements. The changes will affect business combinations and changes in ownership interest occurring in the future financial periods. Erste Group decided not to apply the standards before they become effective.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement' – Eligible Hedged Items
This amendment to IAS 39 was issued in July 2008 and becomes effective for financial years beginning on or after 1 July 2009. The amendment clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for hedge designation should be applied in particular situations. The amendment is not expected to have material effect on financial statements of Erste Group. Erste Group decided not to apply the amendment before it becomes effective.

Amendments to IAS 39 and IFRIC 9 Embedded derivative
Amendments were issued in March 2009 and are effective for financial years beginning on or after 1 July 2009. The IFRIC 9 amendment clarifies that assessment whether embedded derivative has to be separated is done on the date when entity becomes party of the contract. The IAS 39 clarifies that if entity is not able to measure separately embedded derivative on reclassification of the hybrid instrument out of fair value through profit or loss category then the entire hybrid contract must not be reclassified. The amendments are not expected to have material effect on financial statements of Erste Group. Erste Group decided not to apply the amendments before they become effective.

Improvements to IFRSs
In April 2009, the IASB issued a set of non-urgent but necessary amendments to various standards. None of the amendments is mandatory for 2009 financial years. The particular amendments are effective for financial years beginning either on or after 1 July 2009 or on or after 1 January 2010. Erste Group has decided not to early adopt the amendments and does not expect that their application will have significant effect.

IFRS 1 (revised 2008) First-time Adoption of International Financial Reporting Standards
The revised standard was issued in November 2008 and becomes effective for financial years beginning on or after 1 July 2009. The objective of the revision is to improve the structure of the Standard – no new or revised technical material has been introduced. The standard will have no effect on the Erste Group 2010 financial statements as Erste Group is not the first time adopter of IFRSs.

IAS 24 (revised 2009) Related party disclosures
The revised standard was issued in November 2009 and becomes effective for financial years beginning on or after 1 January 2011. The revised version simplifies the disclosure requirements for government-related entities and clarifies the definition of a related party. The amendment is not expected to have material effect on financial statements of Erste Group. Erste Group decided not to apply the revised standard before it becomes effective.

IFRS 9: Financial Instruments
The new IFRS 9 standard was issued in November 2009 and becomes effective for financial years beginning on or after 1 January 2013. Earlier application is permitted. However EU has not endorsed the standard yet therefore it is not applicable for the financial year 2009 for EU entities.
In the current version of IFRS 9 the scope is limited only to financial assets. It introduces two classification criteria for financial assets: 1. entity's business model for managing the financial assets and 2. the contractual cash flow characteristics of the financial assets. As a result, a financial asset is measured at amortised cost only if both conditions are met: a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. All other financial assets are measured at fair value with changes recognised in profit or loss.

Based on changes in the business model an entity shall reclassify all affected assets from fair value to amortised cost category or vice versa.

IFRS 9 eliminates the concept of embedded derivatives. Application of the classification criteria results in the fact that all structured financial instruments have to be fair valued (except for narrowly defined cases e.g. for interest rate caps or floors, prepayment, put, call, prolongation options).
For equity instruments which are not held for trading, an entity may make an irrevocable election at initial recognition to measure them at fair value with changes recognised in other comprehensive income. Gains and losses once recognised in other comprehensive income are never recycled into profit or loss even when the equity instruments are sold.
Tranches resulting from securitisation (referred to as contractually-linked instruments) are subject to a 'look through' approach in order to determine if they are measured at fair value or amortised cost. It means that risk and cash flow characteristics of the underlying pool of instruments and the tranches are compared according to the defined criteria. If the look-through approach is not possible, tranches have to be fairly valued.

Amendment to IFRS 2 Group Cash-settled Share-based Payment Transactions

This amendment to IFRS 2 was issued in June 2009 and is effective for financial years beginning on or after 1 January 2010. The amendment clarified the scope of IFRS 2. An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash. The term 'group' has the same meaning as in IAS 27, i.e. includes only parent and its subsidiaries. The amendment is not expected to have material effect on financial statements of Erste Group. Erste Group decided not to apply the amendment before it becomes effective.

Amendment to IFRS 1 Additional Exemptions for First-time Adopters

This amendment to IFRS 1 was issued in July 2009 and is effective for financial years beginning on or after 1 January 2010. It addresses the retrospective application of IFRSs to particular situations and is aimed at ensuring that entities applying IFRSs will not face undue cost or effort in the transition process. The standard will have no effect on the Erste Group 2010 financial statements as Erste Group is not first time adopter of IFRSs.

Amendment to IAS 32 – Classification of Rights Issues

This amendment to IAS 32 was issued in October 2009 and is effective for financial years beginning on or after 1 February 2010. The amendment addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. The amendment is not expected to have material effect on financial statements of Erste Group. Erste Group decided not to apply the amendment before it becomes effective.

IFRIC 17 Distributions of Non-cash Assets to Owners

IFRIC 17 was issued in November 2008 and is effective for financial years beginning on or after 1 July 2009. It addresses various issues which arise for entity when it distributes its equity, usually in the form of dividends, to the owners by using non-cash assets. As Erste Group does not pay dividends in the form of non-cash assets, therefore, the IFRIC will have no effect on Erste Group´s financial statements. Erste Group decided not to apply the interpretation before it becomes effective.

IFRIC 18 Transfers of Assets from Customers

IFRIC 18 was issued in January 2009 and is effective for financial years beginning on or after 1 July 2009. It clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services (such as a supply of electricity, gas or water). It also clarifies the accounting treatment when the entity receives cash from a customer that must be used only to acquire or construct the item of property, plant, and equipment in order to connect the customer to a network or provide the customer with ongoing access to a supply of goods or services (or to do both). Erste Group is not involved in such a type of transaction, and therefore, the IFRIC will have no effect on its financial statements. Erste Group decided not to apply the interpretation before it becomes effective.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 was issued in November 2009 and is effective for financial years beginning on or after 1 July 2010. It clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity's shares or other equity instruments to settle the financial liability fully or partially. The equity instruments issued are measured at their fair value. The difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity's profit or loss for the period. IFRIC 19is expected to have no effect on financial statements of Erste Group. Erste Group decided not to apply the interpretation before it becomes effective.

Amendment to IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The amendment to IFRIC 14 was issued in November 2009 and is effective for financial years beginning on or after 1 January 2011. It applies in the limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits such an entity to treat the benefit of such an early payment as an asset. The amendment will have no effect on Erste Group financial statements. Erste Group decided not to apply the interpretation before it becomes effective.

D. NOTES TO THE STATEMENT OF COMPREHENSIVE INCOME AND THE BALANCE SHEET OF ERSTE GROUP

1) Net interest income

in EUR million	2009	2008
Interest income		
Lending and money market transactions with credit institutions	1,691.3	1,886.7
Lending and money market transactions with customers	7,128.5	8,120.4
Bonds and other interest-bearing securities	1,139.4	1,423.9
Current income		
Equity-related securities	114.0	130.2
Investments		
Non-consolidated subsidiaries	8.6	13.4
Other investments	13.7	21.6
Investment properties[1]	78.1	82.2
Other interest and similar income	16.7	26.9
Interest and similar income	**10,190.3**	**11,705.3**
Interest income from financial assets – at fair value through profit or loss	81.9	239.2
Total interest and similar income	**10,272.2**	**11,944.5**
Interest expenses		
Deposits by banks	(1,300.2)	(2,105.9)
Customer deposits	(2,431.4)	(3,259.1)
Debt securities in issue	(986.4)	(1,292.5)
Subordinated liabilities	(333.8)	(389.0)
Other	(6.7)	(6.4)
Interest and similar expenses	**(5,058.5)**	**(7,052.9)**
Interest expenses from financial assets – at fair value through profit or loss	(5.5)	0.0
Total interest and similar expenses	**(5,064.0)**	**(7,052.9)**
Income from associates accounted for at equity	**12.7**	**21.5**
Total	**5,220.9**	**4,913.1**

1) Rental income from investment properties which are in accordance with IAS 40 totalled EUR 85.4 m (2008 EUR 90.6 m)

2) Risk provisions for loans and advances

in EUR million	2009	2008
Allocation to risk provisions for loans and advances	(2,759.8)	(1,720.3)
Release of risk provisions for loans and advances	750.6	668.8
Direct write-offs of loans and advances	(81.2)	(80.7)
Recoveries on written-off loans and advances	33.8	60.8
Total	**(2,056.6)**	**(1,071.4)**

3) Net fee and commission income

in EUR million	2009	2008
Lending business	317.1	375.5
Payment transfers	816.4	855.2
Card business	183.8	196.7
Securities business	377.8	451.3
Investment fund transactions	169.6	209.0
Custodial fees	27.4	31.1
Brokerage	180.8	211.2
Insurance brokerage	95.5	89.2
Building society brokerage	37.7	42.5
Foreign exchange transactions	25.1	37.2
Investment banking business	15.1	16.7
Other	88.1	103.5
Total	**1,772.8**	**1,971.1**

4) Net trading result

in EUR million	2009	2008
Securities and derivatives trading	303.7	(141.1)
Foreign exchange transactions	281.4	255.8
Total	**585.1**	**114.7**

5) General administrative expenses

in EUR million	2009	2008
Personnel expenses	(2,227.5)	(2,313.8)
Other administrative expenses	(1,202.3)	(1,313.1)
Depreciation and amortisation	(377.6)	(375.0)
Total	**(3,807.4)**	**(4,001.9)**

Personnel expenses

in EUR million	2009	2008
Wages and salaries	(1,661.6)	(1,710.0)
Compulsory social security contributions	(450.6)	(461.3)
Long-term employee provisions	(71.0)	(95.0)
Other personnel expenses	(44.3)	(47.5)
Total	**(2,227.5)**	**(2,313.8)**

Personnel expenses include expenses of EUR 66.9 million (2008: EUR 46.3 million) for defined-contribution plans.

Average number of employees during the financial year (weighted according to the level of employment)

	2009	2008
Employed by Erste Group	51,799	53,847
Domestic	16,343	16,369
Haftungsverbund savings banks	7,862	7,725
Abroad	35,456	37,478
Banca Comercială Română Group	9,339	11,564
Česká spořitelna Group	10,843	10,911
Slovenská sporiteľňa Group	4,598	4,916
Erste Bank Hungary Group	3,139	3,194
Erste Bank Croatia Group	2,287	1,975
Erste Bank Serbia	960	942
Erste Bank Ukraine	1,985	1,849
Other subsidiaries and foreign branch offices	2,305	2,127

Other administrative expenses

in EUR million	2009	2008
IT expenses	(333.1)	(311.0)
Expenses for office space	(275.0)	(261.4)
Office operating expenses	(196.3)	(203.1)
Advertising/marketing	(177.1)	(205.2)
Legal and consulting costs	(101.3)	(178.5)
Sundry administrative expenses	(119.5)	(153.9)
Total	**(1,202.3)**	**(1,313.1)**

Operating expenses (incl. repair and maintenance) for investment properties held for rental income totalled EUR 3.5 million (2008: EUR 3.2 million).

Depreciation and amortisation

in EUR million	2009	2008
Software and other intangible assets	**(161.4)**	(151.2)
Real estate used by the Group	**(79.6)**	(75.2)
Office furniture and equipment and sundry property and equipment	**(136.6)**	(148.6)
Total	**(377.6)**	**(375.0)**

Amortisation of customer relationships is not included in the item depreciation and amortisation, but in other operating result.

6) Other operating result

in EUR million	2009	2008
Other operating income	**195.4**	242.5
Other operating expenses	**(551.2)**	(1,021.3)
Total	**(355.8)**	**(778.8)**
Result from real estates/movables/properties	**(86.7)**	4.7
Allocation/release of other provisions/risks	**(10.8)**	(25.5)
Expenses for deposit insurance contributions	**(55.9)**	(45.3)
Amortisation of customer relationships	**(67.2)**	(76.9)
Other taxes	**(24.8)**	(25.5)
Impairment of goodwill	**(28.0)**	(579.1)[1]
Result from other operating expenses/income	**(82.4)**	(31.2)
Total	**(355.8)**	**(778.8)**

1) Thereof apply to Banca Comercială Română, Erste Bank Serbia and Erste Bank Ukraine in total EUR (566,8) million.

Operating expenses (incl. repair and maintenance) for investment properties not held for rental income totalled EUR 7.1 million (2008: EUR 5.5 million).

7) Result from financial assets – at fair value through profit or loss

in EUR million	2009	2008
Gain/(loss) from measurement/sale of financial assets at fair value through p&l	113.2	(295.6)

8) Result from financial assets – available for sale (AfS)

in EUR million	2009	2008
Gain/(loss) from sale of financial assets available for sale	(14.1)	66.1
Impairment/reversal of impairment of financial assets available for sale	(190.0)	(279.9)
Total	**(204.1)**	**(213.8)**

During the reporting period the amount removed from other comprehensive income to result from financial assets – available for sale was EUR 21.9 million (2008: EUR (52.7) million).

9) Result from financial assets – held to maturity (HtM)

in EUR million	2009	2008
Income		
Income from sale of financial assets held to maturity	3.2	0.0
Reversal of impairment loss of financial assets held to maturity	1.7	0.0
Expenses		
Loss from sale of financial assets held to maturity	(7.2)	(0.7)
Impairment of financial assets held to maturity	(4.5)	(60.5)
Total	**(6.8)**	**(61.2)**

10) Taxes on income

Taxes on income are made up of current taxes on income calculated in each of the group companies based on the results reported for tax purposes, corrections to taxes on income for previous years, and the change in deferred taxes.

in EUR million	2009	2008
Current tax expense	(262.5)	(342.3)
Deferred tax expense/income	(22.2)	165.0
Total	**(284.7)**	**(177.3)**

The following table reconciles the product of pre-tax profit multiplied by the Austrian tax rate to income taxes reported in the income statement.

in EUR million	2009	2008
Pre-tax profit from continuing operations	1,261.3	576.2
Income tax expense for the financial year at the domestic statutory tax rate (25%)	(315.3)	(144.1)
Impact of different foreign tax rates	22.3	53.6
Impact of tax-exempt earnings of investments and other tax-exempt income	152.3	139.7
Tax increases due to non-deductible expenses	(193.5)	(258.3)
Tax income not attributable to the reporting period	49.5	31.8
Total	**(284.7)**	**(177.3)**

Tax effects relating to each component of other comprehensive income:

in EUR million	2009 Before-tax amount	2009 Tax benefit	2009 Net-of-tax amount	2008 Before-tax amount	2008 Tax benefit	2008 Net-of-tax amount
Available for sale-reserve (including currency translation)	1,124.1	(394.3)	729.8	(882.8)	275.6	(607.2)
Cash flow hedge-reserve (including currency translation)	8.4	(2.2)	6.2	135.6	(31.8)	103.8
Actuarial gains and losses	37.3	(9.3)	28.0	6.3	(1.6)	4.7
Currency translation	(203.4)	0.0	(203.4)	(611.0)	0.0	(611.0)
Other comprehensive income	**966.4**	**(405.8)**	**560.6**	**(1,351.9)**	**242.2**	**(1,109.7)**

11) Profit from discontinued operations net of tax

in EUR million	2009	2008
Profit from disposal of discontinuing operations	0.0	749.6
Taxes on disposal of discontinued operations	0.0	(118.7)
Profit from discontinued operations	0.0	8.0
Income tax on discontinued operations	0.0	0.8
Total	**0.0**	**639.7**

12) Appropriation of profit

It will be proposed to the annual general meeting of Erste Group Bank AG to pay shareholders a dividend of EUR 0.65 per share or EUR 245,651,305.90 in total. To shareholders of participation capital, a dividend of 8% on nominal value, this is EUR 141,099,520.00, will be distributed.In 2009 dividends paid for the financial year 2008 amounted to EUR 206,058,295.95 and the related amount per share was EUR 0.65. (In 2008 dividends paid for the financial year 2007 amounted to: EUR 237,216,708.75 and the related amount per share was EUR 0.75). The distributable profit according to Austrian accounting regulations of Erste Group Bank AG amounts to EUR 386.8 million (2008: EUR 206.1 million).

13) Cash and balances with central banks

in EUR million	2009	2008
Cash in hand	2,183	2,236
Balances with central banks	3,813	5,320
Total	**5,996**	**7,556**

14) Loans and advances to credit institutions

in EUR million	2009	2008
Loans and advances to domestic credit institutions	1,337	1,471
Loans and advances to foreign credit institutions	11,803	12,873
Total	**13,140**	**14,344**

Loans and advances to credit institutions include a total of EUR 0 million (2008: EUR 100.9 million) of items to which the fair value option was applied.

15) Loans and advances to customers

in EUR million	2009	2008
Loans and advances to domestic customers		
Public sector	2,758	2,947
Commercial customers	35,610	35,821
Private customers	23,285	22,805
Unlisted securities	250	0
Other	153	136
Total loans and advances to domestic customers	**62,056**	**61,709**
Loans and advances to foreign customers		
Public sector	2,802	2,026
Commercial customers	34,686	34,179
Private customers	28,417	26,948
Unlisted securities	944	1,172
Other	229	151
Total loans and advances to foreign customers	**67,078**	**64,476**
Total	**129,134**	**126,185**

16) Risk provisions for loans and advances

Risk provisions 2009

in EUR million	2008	Acquisition of subsidiaries	Currency translation	Allocations	Use	Releases	Interest income from impaired loans	Reclassification	2009
Specific provisions	3,002	35	(3)	1,979	(601)	(507)	(118)	(10)	**3,777**
Portfolio provisions	781	11	(10)	574	0	(179)	0	0	**1,177**
Risk provisions for loans and advances [1)]	**3,783**	**46**	**(13)**	**2,553**	**(601)**	**(686)**	**(118)**	**(10)**	**4,954**
Other risk provisions [2)]	107	0	1	10	(2)	(5)	0	1	**112**
Provision for guarantees	127	2	0	197	(10)	(59)	0	9	**266**
Total	**4,017**	**48**	**(12)**	**2,760**	**(613)**	**(750)**	**(118)**	**0**	**5,332**

1) Risk provisions for loans and advances are recognised in the balance sheet as a deduction from assets.
2) Other risk provisions mainly include provisions for legal proceedings, realisation losses, and liabilities for statements made in offering circulars.

Risk provisions 2008

in EUR million	2007	Acquisition of subsidiaries	Currency translation	Allocations	Use	Releases	Interest income from impaired loans	Reclassification [3)]	2008
Specific provisions	2,431	34	(18)	1,377	(443)	(521)	(85)	227	**3,002**
Portfolio provisions	865	11	(8)	241	0	(76)	0	(252)	**781**
Risk provisions for loans and advances [1)]	**3,296**	**45**	**(26)**	**1,618**	**(443)**	**(597)**	**(85)**	**(25)**	**3,783**
Other risk provisions [2)]	143	0	1	9	(26)	(24)	0	4	**107**
Provision for guarantees	66	0	(1)	92	(3)	(48)	0	21	**127**
Total	**3,505**	**45**	**(26)**	**1,719**	**(472)**	**(669)**	**(85)**	**0**	**4,017**

1) Risk provisions for loans and advances are recognised in the balance sheet as a deduction from assets.
2) Other risk provisions mainly include provisions for legal proceedings, realisation losses, and liabilities for statements made in offering circulars.
3) Reclassifications include reintegrations of loans written off.

17) Trading assets

in EUR million	2009	2008
Bonds and other interest-bearing securities		
Listed	5,087	4,327
Unlisted	510	148
Equity-related securities		
Listed	101	112
Unlisted	314	415
Positive fair value of derivative financial instruments		
Currency-related derivatives	184	485
Interest-rate-related derivatives	2,354	1,987
Other derivatives	48	60
Total	**8,598**	**7,534**

18) Financial assets – at fair value through profit or loss

in EUR million	2009	2008
Bonds and other interest-bearing securities		
Listed	2,355	3,164
Unlisted	169	158
Equity-related securities	473	736
Total	**2,997**	**4,058**

Among equity-related securities especially investment-funds are disclosed.

19) Financial assets – available for sale (AfS)

in EUR million	2009	2008
Bonds and other interest-bearing securities		
Listed	10,629	9,248
Unlisted	2,371	3,597
Equity-related securities		
Listed	599	418
Unlisted	2,275	2,301
Equity holdings	516	469
Total	**16,390**	**16,033**

Among equity-related securities especially investment-funds are disclosed.

20) Financial assets – held to maturity (HtM)

in EUR million	2009	2008
Listed	12,547	12,859
Unlisted	2,352	1,286
Total	**14,899**	**14,145**

This table mainly includes bonds and other interest bearing securities quoted in an active market with the positive intention and ability to hold to maturity.

21) Equity holdings in associates accounted for at equity

in EUR million	2009	2008
Credit institutions	129	128
Non-credit institutions	112	132
Total	**241**	**260**

The table below shows the aggregated financial information of companies accounted for at equity:

in EUR million	2009	2008
Total assets	5,471	6,018
Total liabilities	3,661	4,231
Income	567	884
Profit/loss	6	59

At 31 December 2009, the fair value of listed companies accounted for at equity was EUR 30.8 million (2008: EUR 12.1 million).

22) Movements in fixed assets schedule

Movements in fixed assets schedule 2009

in EUR million	At cost 2008	Acquisition of sub-sidiaries (+)	Disposal of subsidiaries (–)	Currency translation (+/–)	Additions (+)	Disposals (–)	**At cost 2009**
Intangible assets	**7,108**	**131**	**0**	**(176)**	**351**	**(207)**	**7,207**
Goodwill	4,418	40	0	(126)	0	(6)	**4,326**
Customer relationships	707	86	0	(33)	17	0	**777**
Brand	321	0	0	(16)	0	0	**305**
Other (primarily software)	1,662	5	0	(1)	334	(201)	**1,799**
Property and equipment	**4,624**	**62**	**(1)**	**(22)**	**441**	**(510)**	**4,594**
Land and buildings (used by the group)	2,722	43	0	(14)	283	(268)	**2,766**
Office furniture and equipment, hardware and sundry property and equipment	1,902	19	(1)	(8)	158	(242)	**1,828**
Investment properties and movable other property[1]	**1,551**	**0**	**(32)**	**8**	**148**	**(97)**	**1,578**
Investment properties	1,510	0	(32)	8	145	(82)	**1,549**
Movable other property	41	0	0	0	3	(15)	**29**
Total	**13,283**	**193**	**(33)**	**(190)**	**940**	**(814)**	**13,379**

1) Investment properties and movable other property are reported in other assets.

The amount recorded for investment properties includes carrying amounts of leased assets of EUR 90 million (2008: EUR 94 million) under operating leases.

In the reporting period, borrowing costs of EUR 16.9 million were capitalised. The related interest rates ranged from 1.9% to 5.1%. (2008: 4.4% to 8.2%).

in EUR million	**Accumulated depreciation 2009**	Currency translation (+/–)	Amortisation and depreciation (–)[2]	Impairment (+/–)[3]	**Carrying amounts 2009**
Intangible assets	**(2,340)**	**36**	**(228)**	**(28)**	**4,867**
Goodwill	**(1,006)**	29	0	(28)	**3,320**
Customer relationships	**(206)**	7	(67)	0	**571**
Brand	**0**	0	0	0	**305**
Other (primarily software)	**(1,128)**	0	(161)	0	**671**
Property and equipment	**(2,250)**	**2**	**(217)**	**(11)**	**2,344**
Land and buildings (used by the group)	**(897)**	2	(80)	(10)	**1,869**
Office furniture and equipment, hardware and sundry property and equipment	(1,353)	0	(137)	(1)	**475**
Investment properties and movable other property[1]	**(382)**	**2**	**(31)**	**(56)**	**1,196**
Investment properties	**(368)**	2	(26)	(56)	**1,181**
Movable other property	**(14)**	0	(5)	0	**15**
Total	**(4,972)**	**40**	**(476)**	**(95)**	**8,407**

1) Investment properties and movable other property are reported in other assets.
2) Including amortisation and depreciation reported by non-bank companies, which is reflected in other operating result.
3) Impairment losses are included in other operating result.

Goodwill at 31 December 2009 comprised predominantly goodwill of EUR 1,820.7 million (2008: EUR 1,917.5 million) from Banca Comercială Română S.A, goodwill of EUR 543.1 million (2008: EUR 543.1 million) from Česká spořitelna a.s., goodwill of EUR 312.7 million (2008: EUR 312.7 million) from Erste Bank Hungary Nyrt. as well as goodwill of EUR 226.3 million (2008: EUR 226.3 million) from Slovenská sporitel'ňa a.s..

In the first quarter of 2009, Erste Asset Management GmbH (a member of Erste Group) acquired 95% of the shares in Ringturm Kapitalanlagegesellschaft m.b.H. After signing the purchase contract the acquisition became effective with the granting of the approval by the Austrian Federal Competition Authority as of 21 March 2009. The aggregate goodwill for this transaction amounts to EUR 36.3 million, customer relationships are recognised with EUR 84.8 million.

At 31 December 2009, customer relationships included the customer relationships of Banca Comercială Română at EUR 433.4 million (2008: EUR 515.2 million), the customer relationship and distribution network of Erste Card Club d.d. Croatia at EUR 31.7 million (2008: EUR 38.3 million), as well as the customer relationships of Ringturm Kapitalanlagegesellschaft m.b.H at EUR 81.5 million.

The item brand at 31 December 2009 consisted of the brand of Banca Comercială Română, at EUR 304.8 million (2008: EUR 321.0 million).

Movements in fixed assets schedule 2008

in EUR million	At cost	Acquisition of sub-sidiaries (+)	Disposal of subsidiaries (–)	Currency translation (+/–)	Additions (+)	Disposals (–)	At cost 2008
Intangible assets	**7,519**	**61**	**(213)**	**(410)**	**231**	**(80)**	**7,108**
Goodwill	4,818	43	(150)	(293)	0	0	**4,418**
Customer relationships	838	0	(55)	(81)	5	0	**707**
Brand	360	0	(2)	(37)	0	0	**321**
Other (primarily software)	1,503	18	(6)	1	226	(80)	**1,662**
Property and equipment	**4,443**	**44**	**(5)**	**(62)**	**554**	**(350)**	**4,624**
Land and buildings (used by the group)	2,611	30	(2)	(49)	255	(123)	**2,722**
Office furniture and equipment, hardware and sundry property and equipment	1,832	14	(3)	(13)	299	(227)	**1,902**
Investment properties and movable other property[1]	**1,476**	**47**	**0**	**1**	**145**	**(118)**	**1,551**
Investment properties	1,420	47	0	1	132	(90)	**1,510**
Movable other property	56	0	0	0	13	(28)	**41**
Total	**13,438**	**152**	**(218)**	**(471)**	**930**	**(548)**	**13,283**

1) Investment properties and movable other property are reported in other assets.

in EUR million	Accumulated depreciation 2008	Currency translation (+/–)	Amortisation and depreciation (–)[2]	Impairment (+/–)[3]	Carrying amounts 2008
Intangible assets	**(2,303)**	**19**	**(228)**	**(576)**	**4,805**
Goodwill	**(1,007)**	0	0	(579)[4]	**3,411**
Customer relationships	**(146)**	16	(77)	0	**561**
Brand	**0**	0	0	0	**321**
Other (primarily software)	**(1,150)**	3	(151)	3	**512**
Property and equipment	**(2,238)**	**17**	**(224)**	**8**	**2,386**
Land and buildings (used by the group)	**(835)**	6	(75)	8	**1,887**
Office furniture and equipment, hardware and sundry property and equipment	**(1,403)**	11	(149)	0	**499**
Investment properties and movable other property[1]	**(272)**	**4**	**(31)**	**(33)**	**1,279**
Investment properties	**(257)**	4	(27)	(33)	**1,253**
Movable other property	**(15)**	0	(4)	0	**26**
Total	**(4,813)**	**40**	**(483)**	**(601)**	**8,470**

1) Investment properties and movable other property are reported in other assets.
2) Including amortisation and depreciation reported by non-bank companies, which is reflected in other operating result.
3) Impairment losses are included in other operating result.
4) Thereof, Banca Comerciala Română, Erste Bank Serbia and Erste Bank Ukraine account for a total of EUR 566.8 million

23) Tax assets and liabilities

in EUR million	Tax assets 2009	Tax assets 2008	Tax liabilities 2009	Tax liabilities 2008
Deferred tax assets				
Temporary differences relate to the following items:				
Loans and advances to credit institutions and customers	(178)	32	(21)	(200)
Risk provisions for loans and advances	86	40	(64)	(28)
Financial assets – at fair value through profit or loss	1	4	0	1
Financial assets – available for sale	191	528	(29)	38
Property and equipment	119	7	3	105
Deposits by banks and customer deposits	(18)	(26)	(22)	(7)
Long-term employee provisions	94	139	19	3
Sundry provisions	35	20	3	14
Tax loss carry forward	136	56	4	53
Customer relationships and brand	0	0	(145)	(141)
Other	(13)	1	(79)	(117)
Total deferred taxes	**453**	**801**	**(331)**	**(279)**
Current taxes	**124**	**58**	**(30)**	**(110)**
Total taxes	**577**	**859**	**(361)**	**(389)**

In compliance with IAS 12.39, no deferred tax liabilities were recognised for temporary differences relating to investments in subsidiaries in the amount of EUR 356 million (31 December 2008: EUR 358 million), as they will not reverse in the foreseeable future.

No deferred taxes were recognised for tax loss carryforwards of EUR 941 million (31 December 2008: EUR 800 million), as they will not be realised in the foreseeable future.

24) Assets held for sale

in EUR million	2009	2008
Assets held for sale	58	47
Disposal group	0	479
Total	**58**	**526**

Assets held for sale include mainly cars and buildings.

As the criteria for IFRS 5 (sale within 12 months) were not fulfilled for the sale of Anglo Romanian Bank, in 2009 a reclassification to the respective balance sheet positions took place.

Specified assets classified as disposal group were as follows as of 31 December 2009:

in EUR million	2009	2008
Loans and advances to credit institutions	0	158
Loans and advances to customers	0	268
Other assets	0	53
Total	**0**	**479**

The income and expenses recognised in other comprehensive income for these assets at 31 December 2009 amounted to EUR 0 million (2008: EUR (1.1) million).

25) Other assets

in EUR million	2009	2008
Accrued interest and commissions	1,307	1,837
Deferred income	240	613
Investment properties	1,181	1,253
Positive fair values of derivatives (banking book)	2,127	460
Sundry assets	2,568	2,370
Total	**7,423**	**6,533**

Sundry assets consist mainly of clearing items from the settlement of securities and payment transactions.

The fair value of investment properties totalled EUR 1.2 billion (2008: EUR 1.3 billion).

The determination of fair values in Austria is widely conducted by internal experts, in the CEE-countries on the basis of external expert opinions. The thereby determined market values are cross-checked with observed market values.

26) Deposits by banks

in EUR million	2009	2008
Deposits by banks – domestic credit institutions	9,239	16,103
Deposits by banks – foreign credit institutions	17,056	18,569
Total	**26,295**	**34,672**

27) Customer deposits

in EUR million	Domestic 2009	Domestic 2008	Abroad 2009	Abroad 2008	Total 2009	Total 2008
Savings deposits	41,590	38,706	11,778	10,826	**53,368**	49,532
Sundry						
Public sector	1042	938	2,993	4,024	**4,035**	4,962
Commercial customers	9,635	11,183	11,881	11,425	**21,516**	22,608
Private customers	4,949	4,411	27,602	27,205	**32,551**	31,616
Sundry	247	276	325	311	**572**	587
Total other	**15,873**	**16,808**	**42,801**	**42,965**	**58,674**	**59,773**
Total	**57,463**	**55,514**	**54,579**	**53,791**	**112,042**	**109,305**

Customer deposits included a total of EUR 155 million (31 December 2008: EUR 128 million) of liabilities to which the fair value option was applied. The total amount repayable on these liabilities at 31 December 2009 was EUR 152 million (31 December 2008: EUR 129 million). The difference between the fair value of these liabilities and the amount repayable at 31 December 2009 totalled EUR 3 million (31 December 2008: EUR (1) million).

28) Debt securities in issue

in EUR million	2009	2008
Bonds	**20,982**	17,680
Certificates of deposit	**3,473**	6,072
Other certificates of deposits/ name certificates	**1,583**	2,859
Mortgage and municipal bonds	**6,540**	5,730
Other	**55**	91
Repurchased own issues	**(3,021)**	(1,949)
Total	**29,612**	**30,483**

In 1998, Erste Group Bank AG launched a debt issuance programme (DIP); the emission amounts to EUR 30 billion. The DIP is a programme for issuing debt instruments in various currencies, with a wide array of available structures and maturities.
177 new issues with total volume of about EUR 4.8 billion were floated under the DIP in 2009.

Furthermore, in January 2009, a debt issuance programme to float an issue of state-side guaranteed bonds was released; the volume is EUR 6 billion. In 2009, four issues amounting to around EUR 4.05 billion were floated.

The euro commercial paper and certificates of deposit programme of August 2008 has an overall size of EUR 10 billion. In all, 106 issues amounting to EUR 4.8 billion were placed in 2009; issues totalling approximately EUR 5.6 billion were redeemed over the same period.

Outstanding debt securities included EUR 74 million (31 December 2008: EUR 65 million) in liabilities to which the fair value option was applied. The total amount repayable on these liabilities at 31 December 2009 was EUR 91 million (31 December 2008: EUR 68 million). The difference between the fair value of these liabilities and the amount repayable at 31 December 2009 was EUR (17) million (2008: EUR (3) million).

29) Trading liabilities

in EUR million	2009	2008
Negative market value from derivative financial instruments		
Currency-related derivatives	**486**	322
Interest-rate-related derivatives	**1,908**	1,923
Other derivatives	**43**	45
Other trading liabilities	**720**	229
Total	**3,157**	**2,519**

30) Provisions

in EUR million	2009	2008
Long-term employee provisions	**1,171**	1,249
Sundry provisions	**499**	371
Total	**1,670**	**1,620**

a) Long-term employee provisions

in EUR million	Pensions	Severance payments	Jubilee payments	Total
Present value of long-term employee´s benefit obligations 31 Dec 2005 restated	**793**	**330**	**57**	**1,180**
Present value of long-term employee´s benefit obligations 31 Dec 2006	**981**	**410**	**62**	**1,453**
Present value of long-term employee´s benefit obligations 31 Dec 2007	**991**	**395**	**62**	**1,448**
Increase from acquisition of subsidiaries	14	8	1	**23**
Decrease from disposal of subsidiaries	(10)	(4)	0	**(14)**
Service cost	0	16	4	**20**
Interest cost	47	20	3	**70**
Payments	(73)	(32)	(5)	**(110)**
Exchange rate difference	0	(2)	0	**(2)**
Actuarial gains/(losses) recognised in other comprehensive income	(19)	6	0	**(13)**
Actuarial gains/(losses) recognised in income	0	0	5	**5**
Present value of long-term employee´s benefit obligations 31 Dec 2008	**950**	**407**	**70**	**1,427**
Obligations covered by plan assets	0	213	8	**221**
Obligations covered by provisions	0	194	62	**256**
Less fair value of plan assets	**0**	**171**	**7**	**178**
Provisions as of 31 Dec 2008	**950**	**236**	**63**	**1,249**

in EUR million	Pensions	Severance payments	Jubilee payments	Total
Present value of long-term employee´s benefit obligations 31 Dec 2008	**950**	**407**	**70**	**1,427**
Increase from acquisition of subsidiaries	7	4	1	**12**
Decrease from disposal of subsidiaries	0	0	0	**0**
Settlements	(10)	(1)	0	**(11)**
Curtailments	0	0	(1)	**(1)**
Service cost	0	16	4	**20**
Interest cost	50	23	4	**77**
Payments	(73)	(33)	(5)	**(111)**
Exchange rate difference	0	(1)	0	**(1)**
Actuarial gains/(losses) recognised in other comprehensive income	(37)	(6)	0	**(43)**
Actuarial gains/(losses) recognised in income	0	0	(2)	**(2)**
Present value of long-term employee´s benefit obligations 31 Dec 2009	**887**	**409**	**72**	**1,368**
Obligations covered by plan assets	0	190	8	**198**
Obligations covered by provisions	0	219	64	**283**
Less fair value of plan assets	**0**	**189**	**8**	**197**
Provisions as of 31 Dec 2009	**887**	**220**	**64**	**1,171**

The movement in plan assets during the reporting period was as follows:

in EUR million	Severance payments	Jubilee payments	Total
Fair value of plan assets as of 31 Dec 2007	**0**	**0**	**0**
Addition as of 1 July 2008	174	7	181
Expected return on plan assets	4	0	4
Contributions by the employer	8	0	8
Benefits paid	(8)	0	(8)
Actuarial gains/(losses) recognised in other comprehensive income	(7)	0	(7)
Actuarial gains/(losses) recognised in income	0	0	0
Settlements	0	0	0
Fair value of plan assets as of 31 Dec 2008	**171**	**7**	**178**
Expected return on plan assets	9	0	9
Contributions by the employer	32	2	34
Benefits paid	(17)	(1)	(18)
Actuarial gains/(losses) recognised in other comprehensive income	(6)	0	(6)
Actuarial gains/(losses) recognised in income	0	0	0
Settlements	0	0	0
Fair value of plan assets as of 31 Dec 2009	**189**	**8**	**197**

In 2010 the expected premiums for the severance and jubilee benefit obligations will amount to EUR 12.7 million (2009: EUR 13.5 million).

The following table presents the portfolio structure of the plan assets

in EUR million	2009	2008
Debt instruments	186	106
Fixed-term deposits / cash	11	72
Total	**197**	**178**

In 2009, actual gain on plan assets amounted to EUR 3.8 million (2009: EUR (3.1) million).

b) Sundry provisions

Sundry provisions 2009

in EUR million	2008	Acquisition/ disposal of subsidiaries	Currency translation	Alloca-tions	Use	Releases	Reclassi-fication	2009
Provision for off-balance-sheet and other risks	234	2	1	207	(12)	(64)	10	**378**
Sundry other provisions[1]	137	0	1	16	(15)	(6)	(12)	**121**
Total	**371**	**2**	**2**	**223**	**(27)**	**(70)**	**(2)**	**499**

1) Sundry other provisions consist mainly of provisions for litigation. It is considered highly likely that use will be made of sundry other provisions next year.

Sundry provisions 2008

in EUR million	2007	Acquisition of subsidiaries	Currency translation	Allocations	Use	Releases	Reclassification	2008
Provision for off-balance-sheet and other risks	209	0	0	101	(29)	(72)	25	**234**
Sundry other provisions[1]	135	(7)	0	43	(16)	(18)	0	**137**
Total	**344**	**(7)**	**0**	**144**	**(45)**	**(90)**	**25**	**371**

1) Sundry other provisions consist mainly of provisions for litigation. It is considered highly likely that use will be made of sundry other provisions next year.

31) Liabilities associated with assets held for sale

The liabilities classified as belonging to a disposal group had the following composition at 31 December 2009:

in EUR million	2009	2008
Deposits by banks	0	269
Customer deposits	0	59
Other liabilities	0	15
Total	**0**	**343**

32) Other liabilities

in EUR million	2009	2008
Deferred income	432	509
Accrued interest and commissions	1,247	1,626
Negative fair values of derivatives (banking book)	1,313	382
Sundry liabilities	3,310	2,451
Total	**6,302**	**4,968**

Sundry liabilities consist mainly of clearing items from the settlement of securities and payment transactions.

33) Subordinated liabilities

in EUR million	2009	2008
Subordinated issues and deposits	3,014	2,779
Supplementary capital	1,955	2,028
Hybrid issues	1,180	1,256
Repurchased own issues	(1)	(16)
Total	**6,148**	**6,047**

34) Total equity

in EUR million	2009	2008
Subscribed capital	2,517	634
Share capital	756	634
Participation capital	1,761	0
Additional paid-in capital	6,171	4,583
Retained earnings and other reserves	4,021	2,862
Owners of the parent	**12,709**	**8,079**
Non-controlling interests	3,414	3,016
Total[1]	**16,123**	**11,095**

1) Details on equity are provided in Section III, Consolidated Statement of Changes in Total Equity.

At 31 December 2009, subscribed capital (also known as called up and fully paid share capital – the capital paid in by shareholders) consisted of 377,925,086 (2008: 317,012,763) voting bearer shares (ordinary shares). Additional paid-in capital (or share premium) represents the amount by which the issue price of the shares exceeded their accounting par value. Retained earnings and other reserves represent accumulated net profit brought forward, as well as income and expenses recognised in other comprehensive income.

In April 2009, Erste Group Bank AG issued participation capital-for subscription. Within the context of this offer, Erste Group-Bank AG placed EUR 540 million of participation capital with-private and institutional investors. In March, the Republic of Austria subscribed to EUR 1.0 billion of participation capital and in May, another EUR 224 million of participation certificates. In total, the participation capital issued during the course of the measures package amounts to a volume of EUR 1.76 billion. The Participation Capital Securities are perpetual and non-transferable. Erste Group is entitled to repay the participation capital securities only if the repayment amount would not be below 100% (resp. 150% after 1 January 2019) of the nominal amount).

Participation capital participates in losses of the Erste Group in the same manner as share capital, but the holders of participation capital do not have any voting rights. The participation capital securities do not confer any conversion right for ordinary shares of the Erste Group.

Dividend payments to holders of participation capital securities are made prior to distributions of dividends to shareholders of the Erste Group. Erste Group shall not be obliged to pay unpaid dividends.

The dividend on the participation capital is 8.0% per annum for the business years 2009 to 2013 8.0% p.a. For the business years starting from 2014 dividend is stepped-up in a following way: 2014 8.5% p.a., 2015 9.0% p.a., 2016 9.75% and from 2017 1% increase each year. However the dividend must not ever exceed 12-Month-EURIBOR plus 10% per annum.

In November 2009, Erste Group increased equity by public placement of ordinary shares in a total nominal amount of EUR 1.74 bn. in order to increase the tier-1 ratio and to improve the quality of the capital. 60 million of new shares were issued at a price of EUR 29.0 per share. The price was determined according to market conditions at the time of the issue.

Changes in number of shares and participation capital securities

in units	2009	2008
Shares outstanding at 1 January	**289,084,186**	**294,744,718**
Acquisition of own shares	**(42,069,729)**	(33,164,961)
Disposal of own shares	**47,285,169**	26,780,611
Capital increases due to ESOP and MSOP	**912,323**	723,818
Capital increase November 2009	**60,000,000**	0
Shares outstanding at 31 December	**355,211,949**	**289,084,186**
Own shares	**22,713,137**	27,928,577
Number of shares at 31 December	**377,925,086**	**317,012,763**
Weighted average number of shares outstanding	**322,206,516**	313,218,568
Dilution due to MSOP/ESOP	**57,050**	270,948
Weighted average number of shares taking into account the effect of dilution	**322,263,567**	313,489,516

in units	2009	2008
Participation capital securities outstanding at 1 January	**0**	**0**
Issue March until May 2009	**1,763,744**	0
Acquisition of own participation capital securities	**(48,926)**	0
Disposal of own participation capital securities	**48,535**	0
Participation capital securities outstanding at 31 December	**1,763,353**	**0**
Participation capital securities	**391**	0
Participation capital securities outstanding at 31 December	**1,763,744**	**0**

Under the **ESOP 2009,** between 4 and 15 May 2009, a total of 912,323 shares were subscribed at a price of EUR 12.00. The resulting issue proceeds of EUR 10,947,876.00 plus EUR 328,618.50 (from the difference between the issue price of EUR 12.00 and the quoted price on the 28 May 2009 value date of EUR 17.25 for 64,594 shares subscribed to by employees of Erste Group Bank AG charged to personnel expenses in the income statement) totalled EUR 11,276,494.50. Of this amount, EUR 1,824,646.00 was allocated to subscribed capital and EUR 9,451,848.50 to additional paid-in capital.

Employee share ownership plan and management share option plan

MSOP 2002: The MSOP comprises a maximum of 4,400,000 ordinary shares of Erste Group Bank AG after the stock split, represented by 1,100,000 options. The distribution of vested options among management board members, managers and eligible other staff of the Erste Group Bank AG group is shown in the tables below.

Terms of **MSOP 2002:** Each of the options, which are granted free of charge, entitles the holder to receive four shares; the transfer of options inter vivos is not permitted. The options granted in 2002 vested in three tranches, at which time they were credited to recipients' accounts: For the management board and other managers, on 24 April 2002, 1 April 2003 and 1 April 2004; for other key staff, on 1 June 2002, 1 June 2003 and 1 June 2004. The exercise price for all three tranches was set at the average market price of Erste Group Bank AG shares quoted in March 2002 (rounded down to the nearest half euro), which was EUR 66.00 per share. After the stock split performed in July 2004, the exercise price remains unchanged at EUR 66.00. This means that each option confers the right to purchase four shares of Erste Group Bank AG for a total of EUR 66.00, corresponding to a purchase price of EUR 16.50 per share. The option term begins when the options are credited to the option account (i.e., at vesting) and ends on the value date of the exercise window (defined below) of the fifth calendar year after vesting. Every year, notices of intention to exercise may be submitted beginning on the day immediately following the publication of preliminary consolidated net profit for the most recent completed financial year, but no earlier than 1 April and no later than 30 April of the year. This period represents the exercise window. It is followed by the one-year holding period, which ends on the value date of the year following exercise of the option. Up to 15% of the purchased shares may be sold during this holding period. In the 2007 financial year, 7,901 of the options vested in 2002 but not exercised were derecognised as worthless, in the 2008 financial year, 12,449 of the options vested in 2003 but not exercised were derecognised as worthless, and in the 2009 financial year, 24,447 of the options vested in 2004 but not exercised were derecognised as worthless; the total number derecognised as worthless was thus 44,797.

MSOP 2005: The MSOP comprises a maximum of 2,000,000 ordinary shares of Erste Group Bank AG, represented by 2,000,000 options. The distribution of vested options among management board members, managers and eligible other staff of the Erste Group Bank AG group is shown in the tables below.

Terms of MSOP 2005: Each of the options, which are granted free of charge, entitles the holder to receive one share; the transfer of options inter vivos is not permitted. The 2005 option grant dates were as follows: for the management board and other managers, 1 June 2005; for other key personnel, the grants occurred in three tranches, on 1 September 2005, 1 September 2006 and 31 August 2007. For all recipients the options were vested in three tranches, at which time they were credited to recipients' accounts: 1 September 2005, 1 September 2006 and 31 August 2007. The exercise price for all three tranches was set at the average market price of Erste Group Bank AG shares quoted in April 2005 plus a 10% premium, rounded down to the nearest half euro. The resulting exercise price was EUR 43.00 per share. The option term begins at the grant date and ends on the value date of the last exercise window of the fifth calendar year after the year in which the option vested. Every year, notices of intention to exercise may be submitted within 14 days from the day of publication of the quarterly results for the first, second and third quarter of each financial year (three exercise windows per year). The holding period runs for one year from the value date of the share purchase. Up to 25% of the purchased shares may be sold during this holding period.

The **MSOP 2002** options credited and exercised by the balance sheet date had the following distribution among recipients:

	Credited	Exercised[1]	Not yet exercised	Expired
Andreas Treichl	12,000	12,000	0	0
Franz Hochstrasser	12,000	12,000	0	0
Herbert Juranek	3,000	3,000	0	0
Johannes Leobacher, since 1 April 2009	3,000	3,000	0	0
Bernhard Spalt	3,000	3,000	0	0
Manfred Wimmer	3,000	3,000	0	0
Total received by management board members	**36,000**	**36,000**	**0**	**0**
Other management	581,200	555,975	0	25,225
Other staff	294,914	275,342	0	19,572
Total options	**912,114**	**867,317**	**0**	**44,797**

1) In 2009 no options were exercised (2008: exercised 19,179)

The **MSOP 2005** options granted, vested and exercised had the following distribution among recipients:

	Granted	Credited	Exercised[1]	Not yet exercised
Andreas Treichl	9,000	9,000	3,000	6,000
Franz Hochstrasser	9,000	9,000	3,000	6,000
Herbert Juranek	5,000	5,000	0	5,000
Johannes Leobacher, since 1 April 2009	3,000	3,000	0	3,000
Bernhard Spalt	5,000	5,000	0	5,000
Manfred Wimmer	3,000	3,000	0	3,000
Total received by management board members	**34,000**	**34,000**	**6,000**	**28,000**
Other management	737,500	737,500	130,610	606,890
Other staff	682,361	682,361	99,572	582,789
Total options	**1,453,861**	**1,453,861**	**236,182**	**1,217,679**

1) In 2009 no options were exercised (2008: exercised 2,998)

Information on shares held and transactions in Erste Group Bank AG shares by members of the management board and supervisory board (in number of shares):

Management board members:

Managing board member	At 31 Dec 2008	Additions 2009	Disposals 2009	At 31 Dec 2009
Andreas Treichl	184,640	25,000	0	209,640
Franz Hochstrasser	33,260	0	0	33,260
Bernhard Spalt	6,376	0	0	6,376
Herbert Juranek	656	0	0	656
Manfred Wimmer	13,132	5,000	0	18,132
Johannes Leobacher, since 1 April 2009	0	2,500	0	2,500

For members of the management board whose office term began or ended during the financial year 2009, their holdings in Erste Group Bank AG shares as of the date of inception or termination of the office term were considered as an addition or disposal.

The management board members held the following numbers of Erste Group Bank AG participation capital at the balance sheet date of 31 December 2009

Managing board member	Notional amount
Andreas Treichl	30,000
Herbert Juranek	30,000
Johannes Leobacher	20,000
Bernhard Spalt	10,000
Manfred Wimmer	30,000

Supervisory board members held the following numbers of Erste Group Bank AG shares at the balance sheet date of 31 December 2009:

Supervisory Board member	Shares held
Georg Winckler	2,500
Bettina Breiteneder	2,560
Jan Homan	4,400
Wilhelm Rasinger	13,735
Theresa Jordis	2,900
Friedrich Rödler	1,002
John James Stack	34,761
Werner Tessmar-Pfohl	1,268
Elisabeth Gürtler	700
Christian Havelka	1,651
Andreas Lachs	52
Friedrich Lackner	477
Bertram Mach	95
Barbara Smrcka	281
Karin Zeisel	35

At 31 December 2009, supervisory board members held a total of 1,000 options in Erste Group Bank AG shares.

As far as can be determined, persons related to members of the management board or supervisory board held 6,920 shares of Erste Group Bank AG as of 31 December 2009.

Supervisory board members held the following numbers of Participation capital at the balance sheet date of 31 December 2009:

Supervisory Board member	Notional amount
Heinz Kessler	30,000
Georg Winckler	5,000
Wilhelm Rasinger	28,000
Friedrich Rödler	82,000
Elisabeth Gürtler	59,000

As far as can be determined, persons related to members of the management board or supervisory board held 9,665 shares of Erste Group Bank AG as of 31 December 2009.
Personnel expenses include EUR 4.7 million (prior year: EUR 6.8 million) related to the ESOP and profit-sharing.

Authorised but unissued capital remaining at 31 December 2009, and participation capital at that date:
Clause 5 of the articles of association authorises the management board until 5 July, 2011, subject to approval by the supervisory board to increase – if necessary in several tranches – the subscribed capital of Erste Group Bank AG up to EUR 47,425,528.00 by issuing up to 23,712,764 shares as follows (type of share, issuing price, terms of issuing, and – if intended – exclusion of subscription rights are assigned by the management board with approval by the supervisory board): by issuing of shares by cash contributions without exclusion of subscription rights of existing shareholders; if, however, the capital increase is used for the issue of shares to employees, management or members of the management board of Erste Group Bank AG or a subsidiary while excluding the subscription rights of existing shareholders; by issuing of shares by contribution in kind while excluding the subscription rights of existing shareholders.

Under clause 6.10 of the articles of association there remains (after the utilisation in the financial years from 2002 to 2009) contingent capital of EUR 3,005,860.00, which may be utilised by issuing up to 1,502,930 bearer or registered shares at an issue price of at least EUR 2.00 (payable in cash) while excluding the subscription rights of existing shareholders.

According to clause 6.2 of the articles of association, the company has contingent capital of EUR 124,700,000.00 available, which may be utilised by issuing up to 62,350,000 bearer shares. This contingent capital can be used for granting conversion or subscription rights to holders of convertible bonds.

Clause 7 of the articles of association authorises the management board, subject to approval by the supervisory board, to perform the contingent issue by 5 July 2011 of up to EUR 20,000,000.00 of subscribed capital in the form of up to 10,000,000 ordinary bearer or registered shares at an issue price of at least EUR 2.00 per share (payable in cash) while excluding the subscription rights of existing shareholders. This contingent capital serves to grant share options to employees, managers and management board members of Erste Group Bank AG or group companies.

35) Segment reporting

The segment reporting of Erste Group follows the presentation and measurement requirements of IFRS.

New segment structure

In the interest of a clearer presentation of the group structure, the segment reporting has been aligned with the structure of Erste Group and is now divided into four primary segments: Retail & SME, Group Corporate & Investment Banking, Group Markets and Corporate Center.

Basis for Erste Group´s controlling of individual segments is the average attributed equity as well as the average risk-weighted assets. For the measurement and rating of the profitability of segments, RoE as well as cost/income ratio are used.

Retail & SME

The Retail & SME segment includes the individual, retail-focused regional banks of Erste Group. To enhance transparency and maintain continuity with the existing segmentation, the Austria division is divided into two subsegments, Erste Bank Oesterreich (including local subsidiaries) and Savings Banks. The latter subsegment consists of those savings banks which as a result of their membership in the Haftungsverbund are consolidated in the Erste Group accounts; the Savings Banks subsegment is thus unchanged from the past segmentation. In the Segment Central and Eastern Europe the individual subsidiaries continue to be reported separately.

Group Corporate & Investment Banking

The Group Corporate & Investment Banking segment includes all large corporate customers operating in the markets of Erste Group and having revenue of more than EUR 175 million. Also part of Group Corporate & Investment Banking segment is the former International Business excluding treasury activities; the real estate business of Erste Group including the leasing subsidiary, Immorent; and investment banking (including equity capital markets).

Group Markets

The Group Markets (GM) segment comprises the divisionalised business units Group Treasury and Capital Markets (which includes all capital markets activities except equity capital markets). Besides Erste Group Bank's own treasury activities, it also includes the Capital Market units of the CEE subsidiaries and of the foreign branches in Hong Kong and New York, as well as the Capital Market activities of the investment banking subsidiaries, Erste Securities Polska, Erste Bank Investment Hungary and Erste Securities Zagreb, and the asset management activities of Erste Asset Management GmbH (formerly ERSTE-SPARINVEST Kapitalanlagegesellschaft m.b.H.).

Corporate Center segment

The Corporate Center segment continues to include group-wide services in the Marketing, Organisation, Information Technology and other departments that support the implementation of corporate strategy at group level. Consolidation effects and non-operating exceptional items are also recorded in this segment. Additionally, the Balance Sheet Management unit now forms part of the Corporate Center segment. The results of the local asset/liability business units continue to be reported in the individual subsegments.

Also recorded in Corporate Center is the amortisation of customer relationships at BCR, Erste Card Club d.d. and Ringturm KAG totalling EUR 65,9 million (2008: EUR 75.7 million).

Segmentation by core business

in EUR million	Retail and SME[3]		GCIB		Group Markets		Corporate Center[3]	
	2009	2008	2009	2008	2009	2008	2009	2008
Net interest income	4,530.3	4,399.2	570.5	469.3	193.2	263.8	(73.1)	(219.1)
Risk provisions for loans and advances	(1,788.6)	(885.4)	(267.9)	(186.0)	0.0	0.0	0.0	0.0
Net fee and commission income	1,567.9	1,661.5	162.7	161.3	106.1	137.8	(63.9)	10.6
Net trading result	182.6	115.8	(3.0)	2.8	407.0	15.8	(1.5)	(19.6)
General administrative expenses	(3,274.9)	(3,469.5)	(174.2)	(172.8)	(222.2)	(196.1)	(136.1)	(163.5)
Other result[1]	(314.6)	(469.7)	(69.7)	(44.4)	(3.9)	(10.1)	(65.4)	(825.1)
Pre-tax profit from continuing operations	**902.7**	**1,351.9**	**218.4**	**230.0**	**480.2**	**211.1**	**(340.0)**	**(1,216.7)**
Taxes on income	(238.2)	(265.9)	(47.0)	(51.6)	(89.3)	(45.9)	89.8	186.2
Post-tax profit from continuing operations	**664.5**	**1,085.9**	**171.4**	**178.4**	**390.9**	**165.1**	**(250.2)**	**(1,030.5)**
Profit from discontinued operations net of tax	0.0	8.0	0.0	0.0	0.0	0.0	0.0	631.6
Profit for the year	**664.5**	**1,093.9**	**171.4**	**178.4**	**390.9**	**165.1**	**(250.2)**	**(398.9)**
attributable to								
non-controlling interests	65.5	208.7	5.0	8.6	23.1	13.7	(20.3)	(51.9)
owners of the parent	**599.1**	**885.2**	**166.4**	**169.8**	**367.8**	**151.5**	**(229.9)**	**(346.9)**
Average risk-weighted assets	74,338.4	73,717.5	26,536.8	22,791.3	3,144.9	1,851.3	2,579.4	3,124.3
Average attributed equity	4,079.6	3,325.4	2,086.0	1,454.8	344.0	189.8	3,432.3	3,996.9
Cost/income ratio	**52.1%**	**56.2%**	**23.9%**	**27.3%**	**31.5%**	**47.0%**	**-**	**-**
ROE[2]	**14.7%**	**26.6%**	**8.0%**	**11.7%**	**106.9%**	**79.8%**	**-**	**-**

1) Other result consists of four income statement items: other operating result, result from financial assets at fair value through profit or loss, result from financial assets available for sale, and result from financial assets held to maturity.

2) ROE = return on equity. Net profit attributable to owners of the parent divided by average attributed equity.

3) Interest income on impaired loans was allocated to appropriate segments; Erste Factoring Croatia was allocated to the segment Croatia

in EUR million	2009	Austria 2008	2009	Erste Bank Oesterreich 2008	2009	Haftungsverbund (Cross Guarantee System) 2008	2009	Central and Eastern Europe 2008
Net interest income	1,594.6	1,631.4	637.5	625.8	957.1	1,005.5	2,935.7	2,767.8
Risk provisions for loans and advances	(482.7)	(408.1)	(151.4)	(100.9)	(331.3)	(307.2)	(1,305.9)	(477.3)
Net fee and commission income	696.4	674.2	302.8	292.4	393.6	381.9	871.5	987.2
Net trading result	59.7	32.6	9.4	16.8	50.3	15.8	122.9	83.2
General administrative expenses	(1,534.5)	(1,573.6)	(621.4)	(654.1)	(913.1)	(919.6)	(1,740.4)	(1,895.9)
Other result[1]	(160.1)	(240.7)	3.2	(84.8)	(163.3)	(155.9)	(154.5)	(228.9)
Pre-tax profit from continuing operations	**173.4**	**115.7**	**180.0**	**95.2**	**(6.6)**	**20.5**	**729.3**	**1,236.1**
Taxes on income	(60.2)	(25.4)	(40.8)	(20.0)	(19.3)	(5.4)	(178.0)	(240.5)
Post-tax profit from continuing operations	**113.2**	**90.3**	**139.1**	**75.2**	**(25.9)**	**15.1**	**551.3**	**995.6**
Profit from discontinued operations net of tax	0.0	4.9	0.0	4.9	0.0	0.0	0.0	3.1
Profit for the year	**113.2**	**95.2**	**139.1**	**80.1**	**(25.9)**	**15.1**	**551.3**	**998.8**
attributable to								
non-controlling interests	(12.2)	39.8	10.0	(1.4)	(22.2)	41.2	77.7	168.9
owners of the parent	**125.4**	**55.4**	**129.1**	**81.5**	**(3.7)**	**(26.1)**	**473.6**	**829.9**
Average risk-weighted assets	38,174.5	38,924.9	14,066.6	14,316.3	24,107.9	24,608.5	36,163.9	34,792.7
Average attributed equity	1,442.8	1,199.9	1,137.4	981.1	305.4	218.7	2,636.8	2,125.6
Cost/income ratio	**65.3%**	**67.3%**	**65.4%**	**70.0%**	**65.2%**	**65.5%**	**44.3%**	**49.4%**
ROE[2]	**8.7%**	**4.6%**	**11.4%**	**8.3%**	**-**	**-**	**18.0%**	**39.0%**

in EUR million	Czech Republic 2009	2008	2009	Romania 2008	2009	Slovakia 2008	2009	Hungary 2008
Net interest income	1,080.8	1,108.1	836.8	749.5	385.9	340.4	353.6	298.7
Risk provisions for loans and advances	(288.1)	(131.9)	(532.4)	(129.0)	(156.5)	(87.0)	(170.8)	(73.5)
Net fee and commission income	429.5	424.9	164.8	236.3	104.6	108.4	86.2	130.7
Net trading result	38.6	2.6	26.6	27.4	8.3	20.2	29.9	4.5
General administrative expenses	(695.8)	(746.4)	(383.3)	(457.6)	(249.6)	(247.2)	(214.0)	(223.8)
Other result	(107.3)	(217.2)	17.0	13.2	(50.3)	(34.5)	(1.3)	10.8
Pre-tax profit from continuing operations	**457.8**	**439.9**	**129.4**	**439.8**	**42.4**	**100.4**	**83.5**	**147.4**
Taxes on income	(105.0)	(89.7)	(17.1)	(73.2)	(14.4)	(17.6)	(25.7)	(37.7)
Post-tax profit from continuing operations	**352.8**	**350.2**	**112.3**	**366.6**	**28.0**	**82.8**	**57.8**	**109.7**
Profit from discontinued operations net of tax	0.0	9.7	0.0	(6.5)	0.0	0.0	0.0	0.0
Profit for the year	**352.8**	**359.9**	**112.3**	**360.1**	**28.0**	**82.8**	**57.8**	**109.7**
attributable to								
non-controlling interests	7.1	10.1	38.8	120.0	0.4	0.0	0.0	0.2
owners of the parent	**345.7**	**349.8**	**73.5**	**240.1**	**27.6**	**82.7**	**57.9**	**109.5**
Average risk-weighted assets	11,356.6	11,484.8	9,646.3	9,375.7	5,504.4	4,263.9	4,761.8	4,674.8
Average attributed equity	946.2	808.4	548.1	449.4	457.2	301.3	393.3	320.9
Cost/income ratio	**44.9%**	**48.6%**	**37.3%**	**45.2%**	**50.0%**	**52.7%**	**45.6%**	**51.6%**
ROE[2]	**36.5%**	**43.3%**	**13.4%**	**53.4%**	**6.0%**	**27.5%**	**14.7%**	**45.5%**

in EUR million	2009	Croatia 2008	2009	Serbia 2008	2009	Ukraine 2008	2009	Total 2008
Net interest income	223.4	204.6	28.1	33.5	27.1	33.0	5,220.9	4,913.1
Risk provisions for loans and advances	(74.5)	(28.1)	(7.0)	(6.6)	(76.7)	(21.0)	(2,056.6)	(1,071.4)
Net fee and commission income	74.4	76.9	10.9	7.4	1.3	2.6	1,772.8	1,971.1
Net trading result	9.0	14.8	3.1	4.1	7.5	9.5	585.1	114.7
General administrative expenses	(130.6)	(130.4)	(31.1)	(34.3)	(36.1)	(56.2)	(3,807.4)	(4,001.9)
Other result	(1.4)	(1.7)	(1.5)	1.8	(9.7)	(1.3)	(453.5)	(1,349.3)
Pre-tax profit from continuing operations	**100.3**	**136.2**	**2.5**	**5.9**	**(86.7)**	**(33.4)**	**1,261.3**	**576.2**
Taxes on income	(18.5)	(27.4)	(0.3)	0.4	2.9	4.7	(284.7)	(177.3)
Post-tax profit from continuing operations	**81.9**	**108.7**	**2.2**	**6.3**	**(83.7)**	**(28.7)**	**976.6**	**398.9**
Profit from discontinued operations net of tax	0.0	0.0	0.0	0.0	0.0	0.0	0.0	639.7
Profit for the year	**81.9**	**108.7**	**2.2**	**6.3**	**(83.7)**	**(28.7)**	**976.6**	**1,038.6**
attributable to								
non-controlling interests	30.6	37.0	0.8	1.6	0.0	0.0	73.2	179.0
owners of the parent	**51.3**	**71.8**	**1.4**	**4.7**	**(83.7)**	**(28.7)**	**903.4**	**859.6**
Average risk-weighted assets	3,577.6	3,619.8	741.2	815.8	576.0	557.8	106,599.5	101,484.4
Average attributed equity	194.2	158.4	49.0	44.5	48.9	42.8	9,941.9	8,966.9
Cost/income ratio	**42.6%**	**44.0%**	**74.0%**	**76.2%**	**-**	**-**	**50.2%**	**57.2%**
ROE[2)]	**26.4%**	**45.3%**	**2.8%**	**10.5%**	**-**	**-**	**9.1%**	**9.6%**

36) Assets and liabilities denominated in foreign currency and outside Austria

Assets and liabilities not denominated in EUR were as follows:

in EUR million	2009	2008
Assets	85,319	99,610
Liabilities	58,760	78,866

The assets and liabilities outside Austria are given below:

in EUR million	2009	2008
Assets	108,671	116,823
Liabilities	86,195	86,170

37) Leases

a) Finance leases

Erste Group leases both movable property and real estate to other parties under finance lease arrangements. For the finance lease receivables included in this item, the reconciliation of the gross investment in leases to the present value of the minimum lease payments is as follows:

in EUR million	2009	2008
Outstanding minimum lease payments	6,477	7,238
Non-guaranteed residual values	1,226	1,246
Gross investment	**7,703**	**8,484**
Unrealised financial income	1,250	2,134
Net investment	**6,453**	**6,350**
Present value of non-guaranteed residual values	797	699
Present value of minimum lease payments	**5,656**	**5,651**

The maturity analysis of gross investment in leases and present values of minimum lease payments under non-cancellable leases is as follows (residual maturities):

	Gross investment		Present value of minimum lease payments	
in EUR million	2009	2008	2009	2008
< 1 year	1,441	1,542	1,214	1,275
1-5 years	3,461	3,787	2,757	2,889
> 5 years	2,801	3,155	1,685	1,487
Total	**7,703**	**8,484**	**5,656**	**5,651**

In the reporting period, the total amount of accumulated allowance for uncollectible minimum lease payments is as follows EUR 52 million (2008: 49 million).

The total amount of contingent rents from finance leases recognised as income in the period was EUR 45 million (2008: 54 million).

b) Operating leases

Under operating leases, Erste Group leases both real estate and movable property to other parties.

Operating leases from view of Erste Group Bank AG as lessor:

Further minimum lease payments from non-cancellable operating leases as follows:

in EUR million	2009	2008
< 1 year	76	24
1-5 years	202	78
> 5 years	20	49
Total	**298**	**151**

The total amount of contingent rent from operating leases recognised as income in the reporting period was EUR 0 million (2008: EUR 0.2 million).

Operating leases from the view of Erste Group Bank AG as lessee:

Further minimum lease payments from non-cancellable operating leases as follows:

in EUR million	2009	2008
< 1 year	1	1
1-5 years	3	4
> 5 years	0	0
Total	**4**	**5**

38) Related-party transactions and principle shareholders

Loans and advances to and amounts owed to unconsolidated subsidiaries and to other investments were as follows:

in EUR million	2009	2008
Loans and advances to credit institutions		
Associates accounted for at equity	99	137
Other investments	1	1
Total	**100**	**138**
Loans and advances to customers		
Associates accounted for at equity	279	383
Other investments	874	859
Total	**1,153**	**1,242**
Financial assets – at fair value through profit or loss		
Associates accounted for at equity	3	3
Other investments	5	6
Total	**8**	**9**
Financial assets – available for sale		
Associates accounted for at equity	13	13
Other investments	16	8
Total	**29**	**21**
Financial assets – held to maturity		
Associates accounted for at equity	0	0
Other investments	4	4
Total	**4**	**4**
Deposits by banks		
Associates accounted for at equity	78	47
Other investments	0	0
Total	**78**	**47**
Customer deposits		
Associates accounted for at equity	25	24
Other investments	178	201
Total	**203**	**225**

Transactions with related parties are done on arm´s length basis.

Principal shareholders

At the end of 2009, DIE ERSTE oesterreichische Spar-Casse Privatstiftung, a foundation, held approximately 26.1% of the shares of Erste Group Bank AG, making the foundation the largest shareholder. In 2009, the foundation received a dividend of EUR 64.1 million on its shareholding in Erste Group Bank AG (for the 2008 financial year). The purpose of the foundation, which is intended to be achieved particularly by holding a substantial equity interest in Erste Group Bank AG, is to support social, scientific, cultural and charitable institutions as well as to generally promote the guiding principles of the savings bank philosophy. At 31 December 2009, the members of the foundation`s management board were Andreas Treichl (chairman of the management board of Erste Group Bank AG), Dietrich Karner, Richard Wolf and Boris Marte. At that date, the foundation`s supervisory board had ten members, two of whom where also members of the supervisory board of Erste Group Bank AG.

Under clause 15.1. of the articles of association, DIE ERSTE österreichische Spar-Casse Privatstiftung is entitled – as long as, under Section 92(9) of the Austrian Banking Act, it guarantees all present and further liabilities of Erste Group Bank AG in the event of the latter's insolvency – to delegate up to one-third of the supervisory board of members to be elected by the annual general meeting. To date, this right of delegation has not been excercised.

At 31 December 2009, in respect of the foundation, Erste Group had accounts payable of EUR 33.1 million and accounts receivable of EUR 283.4 million. In addition, standard derivative transactions on normal market terms were in place for hedging purposes between Erste Group and foundation at the end of 2009. These were interest rate swaps with caps and floors in the notional amount of 247.4 million each.

In 2009, Erste Group accrued interest income of EUR 14.3 million receivable from and interest expenses of EUR 1.6 million payable to the foundation from accounts receivable and payable and from the derivative transactions outlined.

At the end of 2009, Criteria Caixa Corp S.A. with head office in Barcelona, Spain, held 38,170,433 Erste Group Bank shares, which is relating to 10.1% participation of Erste Group Bank AG´s share capital. Juan Maria Nin, Deputy Chairman of Criteria Caixa Corp. S.A. is member of the supervisory board of Erste Group Bank AG.

Other compensation

At the end of 2009, loans and advances to members of the management board totalled EUR 899 thousand (31 December 2008: EUR 882 thousand). Loans and advances to persons related to members of the management board totalled EUR 24 thousand at 31 December 2009 (31 December 2008: EUR 59 thousand). Loans to members of the supervisory board totalled EUR 259 thousand (end of 2008: EUR 294 thousand). Loans and advances to persons related to members of the supervisory board totalled EUR 418 thousand (31 December 2008: EUR 33 thousand). The applicable interest rates and other terms (maturity dates and collateral) represent market terms. In 2009, there were no material loan repayments.

In the year under review, management board members who held office in 2009 received remuneration (including compensation in kind) totalling EUR 4.671 thousand (2008: EUR 10,803 thousand) in this capacity. This represented 0.2% of the total personnel expenses of the Erste Group. In the 2009 financial year, EUR 916 thousand (2008: EUR 1,559 thousand) was paid to former members of the management board or their surviving dependants.

The breakdown of management board compensation paid in 2009 was as follows:

in EUR thousand	Bonus for the year 2008	Salary for the fiscal year 2009	Other compensation for the year 2009	Total 2009 (incl. bonus for the year 2008)
Managing board member				
Andreas Treichl	0	1,036	448	1,484
Franz Hochstrasser	0	579	144	723
Herbert Juranek	0	579	54	633
Johannes Leobacher, since 1 April 2009	0	427	40	467
Bernhard Spalt	0	579	54	633
Manfred Wimmer	0	579	152	731

The item other compensation includes pension fund contributions (at severance payments – new).

In 2009, the management board of Erste Group Bank AG did not receive board emoluments or other compensation from fully consolidated subsidiaries of Erste Group Bank AG. The compensation of management board members is based on the individual's responsibilities, the achievement of corporate targets and the group's financial situation.

The supervisory board must consist of at least three and at most 12 members elected by the general meeting. DIE ERSTE österreichische Spar-Casse Privatstiftung, a foundation, has the right to delegate up to one-third of the members of the supervisory board, elected by the general meeting, as long as the foundation guarantees acc. to Section 93 (9) Austrian Banking Act all existing and future liabilities of the company in case of illiquidity. Participation in the supervisory board ends in case of death, recall, demission, or if a defined obstruction reason occurs. For recall, a majority of three quarters of the valid votes cast and a majority of at least three quarters of the attending members representing the ordinary share capital are necessary.

In 2009, the members of the supervisory board of Erste Group Bank AG were paid a combined total of EUR 479 thousand (2008: 507 thousand) in this capacity. Members of the supervisory board received the following compensation for board positions in fully consolidated subsidiaries of Erste Group Bank AG: Heinz Kessler: EUR 40,536; Friedrich Rödler: EUR 8,375; Werner Tessmar-Pfohl: EUR 26,000. Georg Winckler: EUR 400; and Gabriele Zuna-Kratky EUR 750.

There were no other transactions with members of the supervisory board. Companies related to members of the supervisory board invoiced the following amount from other transactions:

In 2009, DORDA BRUGGER JORDIS Rechtsanwälte GmbH, a law firm in which Theresa Jordis is a partner, invoiced Erste Group Bank AG a total of EUR 409,175.93 for several mandates.

Friedrich Rödler is senior partner at PricewaterhouseCoopers Austria. Companies of this group invoiced Erste Group Bank AG in total EUR 108,617.43 for consulting mandates.

The following amounts of compensation were paid to the individual members of the supervisory board:

in EUR thousand	Supervisory Board compensation	Meeting fees	Total
Supervisory Board member			
Heinz Kessler	50	15	**65**
Georg Winckler	38	13	**51**
Theresa Jordis	38	11	**49**
Bettina Breiteneder	25	9	**34**
Elisabeth Gürtler	25	7	**32**
Jan Homan	25	7	**32**
Brian Deveraux O'Neill	0	3	**3**
Wilhelm Rasinger	25	13	**38**
Friedrich Rödler	25	16	**41**
Hubert Singer until 6 May 2008	8[1)]	0	**8**
John James Stack	25	2	**27**
Werner Tessmar-Pfohl	17	3	**20**
Gabriele Zuna-Kratky	25	1	**26**
Genova Juan Maria Nin, since 12 May 2009	0	3	**3**
Christian Havelka	0	8	**8**
Friedrich Lackner	0	7	**7**
Andreas Lachs	0	13	**13**
Bertram Mach	0	11	**11**
Barbara Smrcka	0	3	**3**
Karin Zeisel	0	10	**10**

1) Compensation was not paid out.

The compensation of the supervisory board members depends on the individual's responsibilities, the business volume and the company's financial situation.

Based on a resolution of the annual general meeting held on 12 May 2009, the supervisory board at its constituting meeting set out the following annual compensation structure:

in EUR	Number	Allowance per person	Total allowance
President	1	50,000	50,000
Vice Presidents	2	37,500	75,000
Members	8	25,000	200,000
Total	**11**		**325,000**

Since one member of the supervisory board was not able to participate at the supervisory board meeting, he was not paid out of any amount of compensation.

39) Collateral

The following assets were pledged as security for liabilities:

in EUR million	2009	2008
Loans and advances to credit institutions	**740**	1,082
Loans and advances to customers	**4,824**	2,549
Trading assets	**920**	906
Other financial assets[1)]	**7,662**	8,671
Total	**14,146**	**13,208**

1) Other financial assets mainly consist of financial assets held to maturity, available for sale, at fair value through profit or loss.

The specific compensation of each member is calculated by dividing the annual allowance by twelve and multiplying the result by the number of months, served in the respective position during the year.

Collaterals were pledged in connection with securities repurchase transactions, securities lending with cash collateral and other collateral agreements.

The fair value of collateral received that may be repledged or resold even without the security provider's default was EUR 3,196 million (31 December 2008: EUR 3,375 million). Of this total, collateral with a fair value of EUR 78 million (31 December 2008: EUR 200 million) was resold or repledged

40) Securities lending and repurchase transactions

in EUR million	2009 Carrying amount of assets pledged as collateral	2009 Carrying amount of liabilities	2008 Carrying amount of assets pledged as collateral	2008 Carrying amount of liabilities
Repurchase transactions	4,541	4,560	4,817	4,946
Securities lending agreement	432	0	497	0
Total	**4,973**	**4,560**	**5,314**	**4,946**

Assets received and transferred by Erste Group under sale and repurchase agreements are largely securities.

41) Risk management

41.1. Risk policy and strategy

It is a core function of every bank to take risks in a conscious and selective manner and to professionally manage such risks. Erste Group's proactive risk policy and strategy aims at achieving an optimal balance of risk and return in order to achieve a sustainable, high return on equity.

Erste Group uses a control and risk management system that is proactive and tailored to Erste Group's business and risk profile, which is based on a clear risk strategy consistent with the group's business strategy, focusing on early identification and management of risks and trends. In addition to meeting the internal goal of effective and efficient risk management, Erste Group's control and risk management system has been developed to fulfil external, and in particular, regulatory requirements.

Given Erste Group's business strategy, the key risks for Erste Group are credit risk, market risk and operational risk. Erste Group also focuses on managing liquidity and business risks. In addition to managing these risks, Erste Group's control and risk management system takes full account of the range of other significant risks faced by Erste Group.

Erste Group Bank AG uses the Internet as the medium for publishing disclosures under Section 26 Banking Act and the Disclosure Regulation. Details are available on the website of Erste Group at www.erstegroup.com/ir.

41.2. Risk management organisation

Risk monitoring and control is achieved through a clear organisational structure with defined roles and responsibilities, delegated authorities, and risk limits. The following diagram presents an overview of Erste Group's risk management and control governance and responsibility structure.

Risk management – Organisation and decision making bodies


Erste Group Bank AG (Holding)
Risk Committee
MARA (Market Risk Committee)
OLC (Operational Liquidity Risk Committee)
Group CRO
Group Strategic Risk Management
Risk Management International
Group Retail Risk Management
Group Legal
Group Compliance
Group Corporate Work-Out
Groupwide information exchange, discussion and decision making platform
CRO Board
Strategic Risk Management Committee
Local subsidiary
Local CRO
Local board members and decision making bodies (e.g. risk management)
Operative risk management
Strategic risk management

Overview of Risk Management Structure

The Management Board, and in particular Erste Group's chief risk officer ('Group CRO'), has to perform its oversight function within Erste Group's risk management structure. Risk control and management functions within Erste Group are performed based on the business and risk strategies approved by the management board and the strategic risk framework. The Group CRO, working together with the chief risk officers of the subsidiaries, is responsible for the implementation of and adherence to the risk control and risk management strategies across all risk types and business lines. While the management board, and in particular, the Group

CRO ensures the availability of appropriate infrastructure and staff as well as methods, standards and processes to that effect, the actual identification, measurement, assessment, approval, monitoring, steering, and setting limits for the relevant risks are performed at the operating entity level within Erste Group. At the group level, the management board is supported by several divisions established to perform operational risk control functions and exercise strategic management responsibilities:

- **Group Strategic Risk Management;**
- **Risk Management International;**
- **Group Retail Risk Management;**
- **Group Corporate Workout;**
- **Group Legal; and**
- **Group Compliance**

Group Strategic Risk Management, which exercises the 'risk control' function, is responsible primarily for further refinement and Group-wide implementation of the risk management strategy as determined by the management board, and notably the infrastructure, methods and processes used. This unit is comprised of the departments 'Group OpRisk and Credit Risk Control', 'Group Enterprise-wide Risk Management and Reporting" and 'Group Market and Liquidity Risk Management" as well as the corporate function 'Basel II'. Group Strategic Risk Management also has a special interface function in relation to the individual group entities and their risk management units and optimises communication and information flow within Erste Group. See 'Risk Control – Overview of Risk Control Governance Structure" for a further discussion of the risk control management structure of the Erste Group.

Risk Management International is the operative credit risk management function of Erste Group Bank and is responsible for the formal and material verification, recommendation and approval of all credit risks of Erste Group Bank as a holding company. Risk Management International is also responsible for credit risk management for the GCIB segment as well as all credit applications where the amount involved exceeds the approval limits granted to the respective subsidiary. This unit covers certain customer groups/asset classes from a credit risk perspective where a top-level, group-wide review is required. These asset classes are country risks, sovereigns, other credit institutions, securitisations (ABS and CDO), large corporates, and real estate risks. Risk Management International provides specific credit risk reports on the aforementioned centrally managed portfolios of Erste Group Bank as a holding company and is in charge of process development for credit risk management and of the implementation of group standards for these asset classes. Risk Management International is also responsible for establishing and monitoring appropriate credit analysis processes and systems at the subsidiary level and coordinating and reviewing the credit and project analysis adopted across the business.

Group Retail Risk Management focuses on retail business, which is Erste Group's primary business. It coordinates at group level retail risk management processes and standards. Operational risk management functions for Erste Group's retail operations are performed at the local level.
Group Corporate Workout is responsible for restructuring of accounts in the Group Large Corporates (GLC) and Group Real Estate (GRE) divisions. An important additional task for the division is to draw up a uniform procedure and policy on restructurings and work-outs for the whole Erste Group.

Group Legal, in addition to performing the functions of a central legal department, also has responsibility for Anti Money Laundering Compliance, which is undertaken through the anti-money laundering compliance unit. Group Compliance is responsible for the implementation of and adherence to the Standard Compliance Code of the Austrian banking industry ('SCC') and the compliance-related provisions of the Wertpapieraufsichtsgesetz 2007.
In addition to the risk management activities performed at the Erste Group Bank level in its special role as a holding company, each subsidiary also has a risk control and management unit, the responsibilities of which are tailored to the applicable local requirements. Each subsidiary's risk control and management unit is headed by the respective entity's chief risk officer.

Group Coordination of Risk Management Activities

With the purpose of carrying out risk management activities within Erste Group, certain committees have been established, including the following:

- **Risk Committee;**
- **CRO Board;**
- **Strategic Risk Management Committee;**
- **Group Operational Liquidity Committee; and**
- **Market Risk Committee.**

The Risk Committee, which consists of the Management Board and senior managers of Erste Group Bank, is the most senior committee in Erste Group Bank. It is responsible for the approval of methods and processes of risk control and management as well as for the risk infrastructure. The Risk Committee also monitors the capital base and allocates capital at the macro level and determines the risk framework on a group-level. As the central risk control body, the Risk Committee is frequently and regularly briefed on the risk status, both retrospectively and prospectively, and across all risk types. The Risk Committee analyses the current status as well as any trends and makes management decisions at the highest level.

The CRO Board and the Strategic Risk Management Committee are responsible for consistent coordination and implementation of risk management activities within Erste Group, including the Sparkassen Haftungsverbund. The CRO Board is made up of the Group CRO and the chief risk officers of the subsidiaries in the Erste Group. Chaired by the Group CRO, the CRO Board has responsibility for the group-wide coordination of risk management and for ensuring uniformity of risk management standards across Erste Group. The Strategic Risk Management Committee, which is made up of the division heads of the strategic risk management department at each bank, provides support to the CRO Board in decision-making on current risk-related topics.

Erste Group has established committees at the holding level that are specifically responsible for monitoring and managing two key risk categories:

- The Group Operational Liquidity Committee ('Group OLC') is responsible for the day-to-day management of the global liquidity position of Erste Group. It analyses the liquidity situation of Erste Group on a regular basis and reports directly to the Group Asset Liability Committee ('Group ALCO'). It also proposes measures to the Group ALCO within the scope of the management policies and principles laid down in the Liquidity Risk Management Rule Book. Furthermore, members of the Group OLC are points of contact for other departments or Erste Group members for liquidity-related matters. Each local bank has its own local operational liquidity committee. The detailed roles and responsibilities of the Group OLC are described in the Liquidity Risk Management Rule Book. For additional information on the Group ALCO, see 'Liquidity Risk – Organisation and reporting'.

- The Market Risk Committee ('MRC') is the main steering body for all risks related to capital market trading operations in Erste Group. The MRC meets quarterly, approves group-wide market risk limits and elaborates on the current market situation. The members of the MRC are the Group CRO, the board member responsible for Group Capital Markets, the Head of Group Capital Markets, head of Group Strategic Risk Management, the Head of Group Market and Liquidity Risk Management and the head of Group Market Risk Control.

In addition, committees established at local level, e.g. the *Risikomanagementbeirat*, carry out a common risk approach in the savings banks. For Austria, Erste Group Bank as the holding company also performs some shared-services according to Group standards, including for example risk parameter estimation and validation.

As a result of the principle of segregation of risk origination and risk control, at every level of the risk management structure of Erste Group—particularly concerning market and credit risks—the risk management and control functions are exercised independently of the front office functions. Local operative risk management divisions carry out this control function.

41.3. Risk Control

Overview of Risk Control Governance Structure

The Group Risk Management unit performs the function of the central and independent risk control unit required by Section 39 (2) of the Austrian Banking Act. One objective of Group Strategic Risk Management, a unit that is independent from the business units, is to ensure that all risks measured or taken are within the limits approved by the Management Board.

Group OpRisk and Credit Risk Control, which is a sub-unit of the Group Strategic Risk Management, is in charge of management of operational risks and fraud, key tasks regarding Erste Group's credit risk methods and rating models and monitoring compliance with relevant credit risk limits. The Group Enterprise-wide Risk Management and Reporting department, which is also a sub-unit of the Group Strategic Risk Management, has responsibility for enterprise-wide risk management, the group data pool and the group-wide credit risk reporting. Enterprise-wide risk management, which is a sub-unit of the Group Enterprise-wide Risk Management and Reporting, is in charge of the essential elements of the risk management framework and Erste Group's risk policy principles which ensure adequate guidance on all risk-related matters. Furthermore, this unit is responsible for Group's ICAAP, planning of risk and risk costs, risk-weighted asset management as well as stress testing and risk simulation. The group-wide daily calculation, analysis and reporting of market and liquidity risks is provided by the Group Market and Liquidity Risk Management department of Group Strategic Risk Management. Ongoing risk calculations are performed using models, the quality of which is continually refined by this department.

Risk control process

Erste Group's independent risk control process consists of five main steps:

Risk identification

Risk identification at Erste Group refers to the detection of all relevant existing and potential risks related to banking operations, with particular emphasis on the use of a systematic and structured approach towards risk identification. The aim of this process is the permanent, timely, rapid, complete and cost-effective identification of each individual risk that has a bearing on the achievement by Erste Group of its business targets. Risk identification process is concerned not only with the early detection of risks, but also with the recognition of all sources of risks in as comprehensive a manner as possible.

Risk measurement
Risk measurement at Erste Group refers to the valuation and analysis of all quantifiable risks using statistical methods. In addition, stress scenarios are defined, with the goal of quantifying the losses that may be triggered by extremely adverse, rare, however plausible events. The information gained from stress test scenarios complements Value-at-Risk ('VaR') results, making it easier to predict the effects of potential extreme market movements on Erste Group.

Risk aggregation
Risk aggregation at Erste Group refers to the compilation of the results of risk measurement for each individual risk type (taking into account any diversification effects) to determine the aggregate potential loss based on the assumption of all of the relevant individual risks. The resulting aggregate measure for potential loss is known as economic capital (representing VaR at a confidence level of 99.95% over a one-year time period). As part of the process for determination of Erste Group's risk-bearing capacity, following a multi-stage process, the aggregate total potential loss (i.e., economic capital) is compared against the resources (profitability, reserves, equity and subordinated liabilities) available to cover potential losses.

Risk limit-setting
Risk limit-setting Erste Group refers to the setting of a loss ceiling by the management through the Risk Committee based on the periodic determination of risk-bearing capacity, which takes into account the group's equity base and profitability status.

Risk reporting
Risk reporting at Erste Group refers to the continuous reporting of the risk measurement results for each individual risk type to management.

41.4. Group-wide risk and capital management

Overview

Erste Erste Group has implemented a risk and capital adequacy assessment framework as required under Pillar 2 of the Basel framework. Within ICAAP, capital adequacy is reported both in terms of Pillar 1 and Pillar 2 requirements.

Under the umbrella of ICAAP, stress testing and modelling of risks, in particular credit risks, is undertaken based on the assessment of macroeconomic developments and trends in the markets where Erste Group operates.

The design of Erste Group's ICAAP is tailored to the group's business and risk profile, reflects the strategic goal of protecting senior debt holders and ensuring sustainability of the organisation. A comprehensive, economic and proactive approach is chosen with the purpose of ensuring that Erste Group remains adequately capitalised. ICAAP forms a key steering and management tool and is integral to Erste Group's control and planning framework.

Within ICAAP, Erste Group's material risks are compared against the capital/coverage potential according to internal ICAAP standards. The quarterly capital adequacy calculation undertaken by Erste Group serves not only as a tool to assess the actual capital adequacy of the group but also to provide a forward-looking picture, make recommendations and start taking actions as may be necessary for a sustainable sound capitalisation.

The Management Board and the risk management committees are briefed regularly and at least on a quarterly basis in relation to the results of the capital adequacy calculation. The report includes movements in risks and available capital / coverage potential, the degree of utilisation of the risk limit and overall status of ICAAP according to the signalling system. The ICAAP report also includes a comprehensive forecast of risk-weighted assets and capital adequacy.

Risk Assessment
According to ICAAP, relevant risks are continuously monitored and at least annually reassessed. Based on the business and risk profile of Erste Group, currently the three main types of banking risks, credit risk, market risk and operational risk, are considered in the internal capital assessment. Credit risk accounts for more than 80% of the total economic capital requirement. Reflecting what management believes is the conservative risk management policy and strategy of Erste Group, Erste Group does not offset diversification effects between these three risk types. The economic capital requirement for unexpected losses is computed on a one-year time horizon with 99.95% confidence level, which reflects the implied default risk consistent with a long-term credit rating of AA (double A).

Other risk types, in particular liquidity and business risks, are managed by means of a proactive management framework that includes forward-looking elements, stress testing, trigger levels and signalling systems. See 'Liquidity Risk' for liquidity risk management within Erste Group.

Capital/Coverage Potential
The capital or coverage potential required to cover economic risks and unexpected losses is sub-divided based on the characteristic of their components, such as the legal qualification of the source of capital and the tenor of subordinated debt. The coverage potential must be sufficient to absorb unexpected losses resulting from the group's operations. The capital and capital structure is managed by dedicated units within Erste Group. Requirements for additional capital or changes in the capital structure could, among other things, be triggered by ICAAP.

Stress Testing and Risk Modelling
In addition to the application of the 99.95% confidence level for economic capital, Erste Group forecasts risks (on a going-concern basis) and models and undertakes stress tests according to specific predefined scenarios. The parameters applied for simulations are derived from continuous observation of both macroeconomic and market trends as well as trends observed and potential scenarios. Results are reflected in the forecast by means of setting additional economic capital requirements.

In stress testing, tools such as the Enterprise Risk Assessment Template or Economic Stress Assessment Tool are used to support the process, which represents a combined bottom-up / top-down approach. In addition, Erste Group leverages the intimate knowledge of its professionals located in the different regions to further adapt scenarios and stress parameters, e.g. to the particular developments in the respective region or segment. Scenarios simulated individually take into account, among other things, developments in certain regions, industries and product types. The adequacy of scenarios and stress parameters is reviewed on a quarterly basis. Default probabilities and movements in collateral values, loss rates or credit conversions are modelled, in addition to associated profit and loss sensitivities.

Erste Group participates in a variety of stress test exercises, both at national (OeNB) and international (CEBS) level. The results of these stress tests indicated that Erste Group's regulatory capital was adequate.

Limit Setting and Monitoring
In addition to the credit limits set by the existing limit frame of the group, Erste Group has defined a Maximum Risk Exposure Limit ('MREL') which, along with the signal system, serves to ensure that there is sufficient time (at least one year) for the management to plan and execute actions to ensure capital adequacy and sustainability going forward.

In case of unforeseeable events, such as a crisis, an Emergency Response Plan ('ERP') has been defined by Erste Group. The ERP includes a predefined set of tools as well as processes, resources, roles and responsibilities, with the goal of responding immediately and effectively to any such crisis. Measures take into account not only capital, but also the liquidity position and strategy of Erste Group.

Analyses have not evidenced any material concentration risk in the group. This is the result of an efficient limit management as well as a consequence of the business strategy of Erste Group which focuses on retail business and regional diversification in Central and Eastern Europe.

Erste Group's Aggregate Capital Requirement by Risk Type

The following diagram presents the composition of the economic capital requirement as of 31 December 2009 according to the type of risk.

ICAAP economic capital requirements in %, 2009


Market risk
Operational risk
11.5
8,1
80.4
Credit risk

41.5. Credit risk

Definition and overview

Credit risk arises in Erste Group's traditional lending and investment business, comprising losses incurred as a result of default by the borrowers or by the need to set aside provisions as a result of the deteriorating credit quality of certain borrowers, as well as from trading in market risk instruments (counterparty risk). Country risks are also recognised implicitly in the calculation of credit risk. Operational credit decisions are made by the decentralised credit risk management units, namely, the Risk Management International at group level and the credit risk management units at each of the banking subsidiaries. See 'Risk Management Organisation—Overview of Risk Management Structure' for a detailed explanation of the role and responsibilities of Risk Management International.

The central database used for credit risk management is the group data pool. All data relevant to credit risk management, performance management and determination of risk-weighted assets and the regulatory capital requirement are regularly input into this database.

The Group Enterprise-wide Risk Management and Reporting department uses the group data pool for centralised credit risk reporting. This ensures centralised analysis and application of ratios according to unified methods and segmentation across Erste Group, using COGNOS as the group-wide reporting tool. The credit risk reporting comprises of regular reports on Erste Group's credit portfolio for external and internal audiences and permits continuous monitoring of credit risk developments, enabling management to take control measures. In-house recipients of these reports include, above all, the Supervisory Board and Management Board of Erste Group Bank, as well as the risk managers, business unit directors and internal audit staff.

The organisational unit 'Credit Limit System' is in charge of the rollout and continual technical improvement of a group-wide online limit system for capping counterparty risk arising from treasury transactions, as well as for surveillance of credit risk from exposure to clients that fall into the asset segments 'financial institutions', 'sovereigns' and 'international large corporates' that work with several different members of Erste Group.

Basel II

Having passed the required audit conducted by the Austrian supervisory authority in 2006, Erste Group (including almost all Haftungsverbund savings banks and Česká spořitelna) successfully qualified for Basel II advanced internal ratings based (IRB) approach to the measurement of credit risk, effective from the entry of the new regulations into force on 1 January 2007. For credit risk, Erste Group applies the Advanced IRB Approach in the retail segment and the Foundation IRB Approach in all other Basel segments. In 2008, these standards were also adopted by Erste Bank Hungary and Slovenská sporiteľňa and since 1 July 2009 by Erste Bank Croatia (on a consolidated level).

According to the current rollout plan for Erste Group, the transition from the Standardised Approach to the IRB Approach is to be made in 2010 for s-Wohnbaubank in Austria, for Erste Bank Croatia (on a local level) and in the subsequent years for BCR, Erste Bank Serbia and Erste Bank Ukraine.

Internal rating system

Overview

Erste Group has business and risk strategies in place for lending policies and credit approval processes, which are reviewed and adjusted at least on a yearly basis. The business and risk strategy is a forward-looking, written definition of strategic risk parameters to be achieved by Erste Group, which is based on the analysis of the then current situation and the assessment of the risks associated with the lending business. The business and risk strategy covers the entire lending business, taking into account the nature, scope and risk level of the transactions and the counterparties involved. The strategy includes planning based on credit types, industry focuses, geographic dispersion (including regions and countries) and the distribution of the exposures by rating and size. In addition to the foregoing parameters, credit approval is also based on the creditworthiness of the customer, the type of credit, collateral, covenant package and other risk mitigation factors involved.

Assessment of counterparty default risk within Erste Group is based on probability of default ('PD'). For each credit exposure and lending decision, Erste Group assigns an internal rating, which is a unique measure of counterparty default risk within each entity of the Erste Group (an 'Internal Rating').

The main purpose of the Internal Ratings is to affect the decision-making for lending and the terms of the credit facility to be extended; however, Internal Ratings also determine the level of decision-making authority within Erste Group and the monitoring procedures for existing exposures. At a quantitative level, Internal Ratings drive the level of required risk pricing and risk provisions. For IRB compliant entities of Erste Group, Internal Ratings are a key element of risk weighted assets' calculation and Internal Capital Adequacy Assessment Process ('ICAAP').

Internal Ratings take into account all available essential information for assessment of counterparty default risk. For non-retail borrowers, Internal Ratings take into account financial strength of the counterparty, possibility for external support, company information, and external credit history information, where available. For the wholesale segment, Internal Ratings also take into account market information such as external rating or credit spreads. For retail clients, Internal Ratings are based mainly on behavioural and application scoring, but also utilise demographic and financial information, supplemented by credit bureau information, where available. Rating ceiling rules on credit quality are applied based on country domicile and membership in a group of economically related entities.

All scorecards, whether retail or non-retail, are regularly validated based on group-wide standard methodology. Validations are provided using statistical techniques in respect to default prediction performance, rating stability, data quality, completeness and relevancy of the credit documentation and user acceptance. The results of this validation process are reported to the management and regulatory bodies. In addition to the validation process, the Group applies monthly monitoring process on the performance of rating tools, reflecting the month-to-month new defaults and any early delinquencies.

Erste Group has established a Model Committee which reports to the CRO Board. All rating processes, definitions, methodologies and new models in the group are approved by the Model Committee ensuring group-wide integrity and consistency. All development activities are coordinated by the organisational unit 'Group Rating Methods'.

Risk Classes and Categories

The classification of credit assets into risk classes is based on Erste Group's Internal Ratings. Erste Group uses two internal risk-scales for risk classification: for customers that have not defaulted, a risk scale of eight risk classes (for retail) and 13 risk classes (for all other segments) is used. Defaulted customers are classified in one risk class. For newly acquired subsidiaries of Erste Group, the respective local risk classification is mapped to group standard classifications until internal rating systems are introduced.

For the purpose of group-steering and reporting, Erste Group developed a framework to map the risk grades into four different risk categories, as follows:

Low risk: Typically regional customers with a well-established and rather long standing relationship with Erste Group or large internationally recognised customers. Strong and good financial health and no foreseeable financial difficulties. Retail clients with long relationship with the bank, or clients with a wide product pool use. No late payments currently or in the most recent twelve months. New business is generally with clients in this risk category.

_Management attention: Vulnerable non-retail clients, which may have overdue payments/defaults in their credit history or which may encounter debt repayment difficulties in the medium-term. Retail clients with limited savings or probable past payment problems triggering early collection reminder. These clients typically have a good recent history and no current delinquency.

_Substandard: The borrower is vulnerable to negative financial and economic developments; such loans are managed in specialised risk management departments.

_Non-performing: One or more of the default criteria under Basel II are met: full repayment unlikely, interest or principal payments on a material exposure more than 90 days past due, restructuring resulting in a loss to the lender, realisation of a loan loss, or initiation of bankruptcy proceedings. For purposes of analysing non-performing loans, in Austria Erste Group applies the 'customer view'. Accordingly, if an Austrian customer defaults on one product then all of that customer's performing products are classified as non-performing. For corporate borrowers in CEE, the customer view is also applied. However, in the retail and SME segment in CEE, Erste Group uses the 'product view', so that only the product actually in default is counted as an NPL whereas the other products of the same customer are considered performing.

Erste Bank calibrates the PDs for the diverse client portfolio (ranging from private individuals to multi-national corporates and across different countries) in order to provide sufficiently distinct rating distribution of all portfolios and to support underwriting and customer relationship management with the best risk differentiation possible. A regular validation is undertaken at each entity level to assure a good calibration for each portfolio. Accordingly, rising PDs are expected in the near future.

Credit Risk Review and Monitoring

Credit Monitoring

In order to manage the credit risk for large corporates, banks, sovereigns and country risk, credit limits are established to reflect the maximum exposure Erste Group is willing to take on that particular customer or the group of connected customers. All credit limits and the exposures booked within the limits are reviewed at least once a year. For borrowers for which no credit limits have been established (corporates, real estate), formal monitoring is done through regular credit reviews. For small corporates and retail customers, monitoring and credit review is based on a rating model, which is updated monthly. For weaker small corporates (with a risk category of 'Management attention' or 'Substandard'), a continuous review process is undertaken.

Portfolio reports for asset classes and business lines are prepared on a regular basis. Watch-list meetings or remedial committee-meetings are held on a regular basis to discuss customers with weak ratings or to discuss pre-emptive measures to help a particular client avoid default. Upon the assignment to Management Attention risk category or worse, responsibility for the management of the exposure is transferred from the business line to the credit risk management.

For retail business, local operational risk management is responsible to undertake these monitoring activities and fulfil the minimum requirements of Group Retail Risk Management.

Credit Exposure

Credit exposure relates to the following balance sheet items:

- **loans and advances to credit institutions**
- **loans and advances to customers;**
- **debt securities held in trading, at fair value through profit or loss, available for sale and held-to-maturity**
- **derivatives and**
- **credit risks held off-balance sheet (including undrawn credit commitments).**

The credit exposure comprises the gross amount without taking into account any collateral held, other credit enhancements or credit risk mitigating transactions.
The total credit exposure of Erste Group increased by 2.1 % or EUR 4.6 billion, from EUR 215.7 billion at 31 December 2008 to EUR 220.3 billion at 31 December 2009.

Erste Group's total credit exposure is presented below divided into the following classes:

- **credit exposure by industry;**
- **credit exposure by risk category:**
- **credit exposure by industry and risk category;**
- **credit exposure by region and risk category; and**
- **credit exposure by business segment and risk category.**

Following this detailed breakdown of credit exposure, Erste Group presents a detailed breakdown of its non-performing assets and risk provisions, and a detailed breakdown of Erste Group's loans and advances to customers by business segment.

Exposure by Industry

The following tables present Erste Group's total credit exposure by industry, broken down into on- and off-balance sheet items, as of each period indicated.

Credit exposure by industry 2009

in EUR million	Total loans and advances to credit institutions and customers (incl.debt securities and derivatives)	Guarantees/ letters of credit Undrawn commitments	Total exposure
Agriculture and forestry	1,932	244	**2,176**
Mining	602	145	**747**
Manufacturing	11,109	3,943	**15,052**
Energy and water supply	2,756	907	**3,664**
Construction	6,717	2,983	**9,701**
Trade	9,304	2,606	**11,910**
Transport and communication	4,689	889	**5,578**
Hotels and restaurants	4,301	532	**4,833**
Financial and insurance services	41,556	10,872	**52,428**
Real estate and housing	19,665	2,356	**22,022**
Services	6,538	1,235	**7,773**
Public administration	20,976	5,133	**26,108**
Education, health and art	2,300	386	**2,686**
Private households	48,764	4,898	**53,662**
Other	1,256	696	**1,951**
Total	**182,465**	**37,826**	**220,291**

Credit exposure by industry 2008

in EUR million	Total loans and advances to credit institutions and customers (incl.debt securities and derivatives)	Guarantees/ letters of credit Undrawn commitments	Total exposure
Agriculture and forestry	1,778	243	**2,021**
Mining	715	119	**834**
Manufacturing	10,614	5,265	**15,879**
Energy and water supply	2,790	672	**3,461**
Construction	5,731	3,633	**9,364**
Trade	10,023	3,623	**13,646**
Transport and communication	4,842	1,261	**6,102**
Hotels and restaurants	3,797	715	**4,512**
Financial and insurance services	41,686	8,865	**50,551**
Real estate and housing	16,584	4,470	**21,054**
Services	6,284	1,562	**7,846**
Public administration	20,906	2,918	**23,824**
Education, health and art	2,883	509	**3,392**
Private households	47,362	3,409	**50,771**
Other	2,313	97	**2,412**
Total	**178,308**	**37,361**	**215,668**

Credit Exposure by Risk Category

The following table presents the total credit risk exposure of Erste Group by risk category as of 31 December 2009, compared with total credit exposure as of 31 December 2008.

Credit exposure by risk category

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Total exposure at 31 Dec 2009	176,622	26,876	7,832	8,961	220,291
Share of total exposure	80.2%	12.2%	3.6%	4.1%	100.0%
Total exposure at 31 Dec 2008	177,762	25,692	5,869	6,345	215,668
Share of total exposure	82.4%	11.9%	2.7%	2.9%	100.0%
Change in total exposure in 2009	(1,135)	1,184	1,957	2,616	4,623
Change	(0.6)%	4.6%	33.4%	41.2%	2.1%

From 31 December 2008 to 31 December 2009, the percentage of total exposure in the low risk category decreased, while exposure increased in the other categories. Non-performing loans as a share of total exposure (*i.e.*, 'NPL ratio') showed a marked increase from 2.9% to 4.1 %. Of Erste Group's total credit exposure, 80.2 % constituted the best risk category and 12.2 % was in the management attention category; the combined proportion of the two poorer risk categories rose from 5.6% to 7.7 % from 31 December 2008 to 31 December 2009.

Credit Exposure by Industry and Risk Category

The following tables present the total credit risk exposure of Erste Group broken down by industry and risk category as of 31 December 2009 and 31 December 2008, respectively.

Credit exposure by industry and risk category in 2009

2009 in EUR million	Gross Exposure				
	Low risk	Management attention	Substandard	Non-performing	Total exposure
Agriculture and forestry	1,209	664	147	156	2,176
Mining	537	97	11	102	747
Manufacturing	8,734	4,006	1,184	1,128	15,052
Energy and water supply	2,810	651	83	119	3,664
Construction	6,371	2,117	617	595	9,701
Trade	7,399	2,870	644	997	11,910
Transport and communication	3,686	1,192	325	375	5,578
Hotels and restaurants	2,249	1,699	286	599	4,833
Financial and insurance services	50,350	1,294	327	457	52,428
Real estate and housing	15,961	4,308	950	803	22,022
Services	5,751	1,277	234	511	7,773
Public administration	25,555	522	28	4	26,108
Education, health and art	2,026	492	62	106	2,686
Private households	43,181	5,605	1,901	2,974	53,662
Other	800	81	1,034	36	1,951
Total	**176,622**	**26,876**	**7,832**	**8,961**	**220,291**

Credit exposure by industry and risk category in 2008

2008 in EUR million	Gross Exposure				
	Low risk	Management attention	Substandard	Non-performing	Total exposure
Agriculture and forestry	1,139	588	156	138	2,021
Mining	735	66	21	11	834
Manufacturing	10,908	3,501	773	697	15,879
Energy and water supply	2,779	509	99	74	3,461
Construction	6,682	1,861	460	362	9,364
Trade	9,190	3,313	448	694	13,646
Transport and communication	4,239	1,262	349	252	6,102
Hotels and restaurants	2,495	1,278	270	469	4,512
Financial and insurance services	48,306	1,775	105	364	50,551
Real estate and housing	16,059	3,995	410	590	21,054
Services	6,055	1,192	174	425	7,846
Public administration	23,015	776	20	13	23,824
Education, health and art	2,423	566	270	132	3,392
Private households	42,394	4,978	1,279	2,120	50,771
Other	1,342	32	1,033	4	2,412
Total	**177,762**	**25,692**	**5,869**	**6,345**	**215,668**

Credit Exposure by Region and Risk Category

The geographic analysis of credit exposure is based on the risk country of the borrower. Accordingly, the distribution among Erste Group entities of the credit exposure by geography differs from the composition of credit risk in terms of reporting segments of Erste Group.

The following table presents the total credit risk exposure of Erste Group broken down by region as of 31 December 2009 and 31 December 2008, respectively.

Credit exposure by region and risk category in 2009

2009 in EUR million	Gross Exposure Low risk	Management attention	Substandard	Non-performing	Total exposure
Core market	**138,774**	**24,176**	**7,330**	**8,097**	**178,378**
Austria	72,963	10,402	2,510	3,734	89,609
Croatia	6,868	2,047	299	361	9,575
Romania	9,634	3,625	2,195	1,617	17,072
Serbia	406	433	7	63	909
Slovakia	9,903	1,161	314	462	11,839
Slovenia	1,814	208	119	166	2,306
Czech Republic	26,584	4,301	1,132	930	32,946
Ukraine	197	550	206	116	1,069
Hungary	10,407	1,449	549	648	13,052
Other EU	**27,170**	**1,673**	**237**	**468**	**29,548**
Other industrialised countries	**5,597**	**378**	**131**	**238**	**6,344**
Emerging markets	**5,080**	**649**	**133**	**158**	**6,021**
Southeastern Europe/CIS	1,031	368	79	137	1,614
Asia	1,774	45	40	7	1,865
Latin America	747	46	9	11	814
Middle East/Africa	1,529	191	5	4	1,728
Total	**176,622**	**26,876**	**7,832**	**8,961**	**220,291**

Credit exposure by region and risk category in 2008

2008 in EUR million	Gross Exposure Low risk	Management attention	Substandard	Non-performing	Total exposure
Core market	**138,299**	**23,354**	**5,418**	**5,719**	**172,789**
Austria	70,374	8,816	2,277	3,667	85,135
Croatia	6,239	1,742	189	187	8,358
Romania	9,347	5,089	1,718	532	16,686
Serbia	419	556	27	45	1,046
Slovakia	11,325	1,081	259	281	12,946
Slovenia	1,916	286	96	81	2,379
Czech Republic	27,354	3,689	542	610	32,195
Ukraine	527	523	56	12	1,119
Hungary	10,798	1,571	253	303	12,925
Other EU	**26,253**	**1,287**	**72**	**343**	**27,956**
Other industrialised countries	**7,216**	**385**	**328**	**240**	**8,170**
Emerging markets	**5,993**	**666**	**51**	**44**	**6,753**
Southeastern Europe/CIS	**1,807**	**212**	**10**	**17**	**2,046**
Asia	1,554	122	40	3	1,719
Latin America	837	81	0	15	933
Middle East/Africa	1,796	251	0	9	2,056
Total	**177,762**	**25,692**	**5,869**	**6,345**	**215,668**

The increase in credit exposure by EUR 4.6 billion from 31 December 2008 to 31 December 2009 reflected an increase of EUR 4.4 billion, or 5.3%, in Austria and of EUR 1.1 billion, or 1.3%, in the CEE core markets, coupled with an increase of EUR 1.6 billion, or 15.7% in the other EU member states (EU 27 excluding core markets), a decrease in other industrialised countries of EUR 1.8 billion, or 22.3%, and a decrease of EUR 732 million, or 10.8%, in the emerging markets. The exposure increase in CEE resulted from increases in Croatia and the Czech Republic.

The countries of Erste Group's core market and the EU accounted for 94.4% of credit exposure. At 2.7%, credit exposure in emerging markets remained of minor significance for the Group total.

Credit Exposure by business Segment and Risk Category
This Section describes the composition of credit exposure based on reporting segments. Exposure is classified into segments based on the domicile of the Group entities that carry the credit risk on their books

The following tables present the total credit risk exposure of Erste Group broken down by reporting segment as of 31 December 2009 and 31 December 2008, respectively.

Credit Exposure by business Segment and Risk Category in 2009

2009	Gross Exposure				
in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Retail & SME	118,844	21,092	5,505	7,843	153,283
Austria	67,151	11,382	1,758	4,127	84,419
EB Österreich	29,900	3,491	514	1,316	35,221
Savings Banks	37,252	7,891	1,244	2,811	49,198
CEE	51,693	9,709	3,747	3,716	68,865
Czech Republic	22,204	3,221	693	812	26,929
Romania	8,290	2,659	1,901	1,492	14,342
Slovakia	8,472	882	267	427	10,048
Hungary	7,101	1,091	454	556	9,202
Croatia	5,079	1,336	255	297	6,967
Serbia	361	339	6	42	747
Ukraine	187	183	171	90	630
GCIB	34,332	5,441	1,349	1,042	42,165
Group Markets	18,161	99	161	10	18,430
Corporate Center	5,285	244	817	66	6,413
Total	**176,622**	**26,876**	**7,832**	**8,961**	**220,291**

Credit Exposure by business Segment and Risk Category in 2008

2008 in EUR million	Gross Exposure				
	Low risk	**Management attention**	**Sub-standard**	**Non-per-forming**	**Total exposure**
Retail & SME	118,607	19,931	4,241	5,665	148,444
Austria	67,181	9,618	1,418	3,874	82,091
EB Österreich	30,545	3,031	363	1,245	35,185
Savings Banks	36,636	6,587	1,055	2,629	46,906
CEE	51,426	10,313	2,823	1,791	66,353
Czech Republic	25,078	2,576	421	539	28,613
Romania	7,297	3,769	1,676	502	13,243
Slovakia	7,188	829	234	275	8,526
Hungary	6,858	1,198	245	248	8,549
Croatia	4,295	1,272	171	186	5,923
Serbia	358	342	21	29	750
Ukraine	353	327	55	12	747
GCIB	39,554	5,377	681	638	46,250
Group Markets	15,277	240	353	42	15,912
Corporate Center	4,325	145	593	0	5,063
Total	**177,762**	**25,692**	**5,869**	**6,345**	**215,668**

Non-performing assets and risk provisions

Credit exposures are classified and reported as non-performing loans ('NPL'), if one or more of the default criteria under Basel II are met: full repayment unlikely, interest or principal payments on a material exposure more than 90 days past due, restructuring resulting in a loss to the lender, realisation of a loan loss, or initiation of bankruptcy proceedings.

For the definition of non-performing loans, in Austria Erste Group applies the 'customer view'. Accordingly, if an Austrian customer defaults on one product, then the performing products of that customer are also classified as non-performing. For corporate borrowers in CEE, the customer view is also applied. However, in the Retail & SME segment in CEE, Erste Group uses the 'product view', so that only the product actually in default is counted as an NPL, whereas the other products of the same customer are considered performing.

Erste Group provisions for credit risk, with risk provisions divided into specific risk provisions and portfolio risk provisions. Erste Group has established a common framework which defines minimum standards and principles for risk provisioning principles related to risk infrastructure, processes and quantification of risk provisioning. It also puts risk provisioning into overall economic perspective in terms of financial planning and ratios relevant for the group's performance management. The policy describes also underlying methodological standards for specific risk provisions and portfolio risk provisions, respectively. Through a standardised process, portfolio risk provisions are created for the portion of exposure that is not covered by collateral or expected recoveries. This particularly includes methodologies, processes and guidance regarding necessary policies for operative risk management.

The following table shows the risk provisions divided into specific and portfolio provisions and provisions for guarantees

in EUR million	2009	2008
Specific provisions	3,777	3,002
Portfolio provisions	1,177	781
Provision for guarantees	265	127
Total	**5,219**	**3,910**

Risk provisions covered 58.3 % of reported NPL as of 31 December 2009. For the portion of NPL that is not covered by provisions, Erste Group believes there are sufficient levels of collateral and expected other recoveries.

In the twelve months ended 31 December 2009, NPL increased by EUR 2.6 billion, or 41.2 %, from EUR 6.3 billion at 31 December 2008 to EUR 9 billion at 31 December 2009. Erste Group has experienced a declining growth rate of NPL formation during the second half of 2009. Risk provisions were increased by EUR 1.3 billion, or 33.5 %, from EUR 3.9 billion at 31 December 2008 to EUR 5.2 billion at 31 December 2009. These movements resulted in a net reduction of 3.3 percentage points in NPL provision coverage.

The following tables show the coverage of non-performing loans across the reporting segments by provisions (excluding collateral) as of 31 December 2009 and 31 December 2008, respectively. The differences in provisioning levels for the segments result from the risk situation in the respective markets, different levels of collateralisation as well as the local legal environment and regulatory requirements.

The NPL ratio is calculated by dividing non-performing exposure by total exposure. NPL coverage is calculated by dividing risk provisions by non-performing exposures. NPL coverage is calculated exclusive of any collateral.

Coverage of NPL by provisions

2009	Total exposure				
in EUR million	Non-performing	Total exposure	Risk provisions	NPL Ratio	NPL coverage
Erste Bank Oesterreich	1,316	35,221	734	3.7%	55.8%
Savings Banks	2,811	49,198	1,522	5.7%	54.1%
Austria	4,127	84,419	2,256	4.9%	54.7%
Czech Republic	812	26,929	510	3.0%	62.8%
Romania	1,492	14,342	857	10.4%	57.4%
Slovakia	427	10,048	316	4.3%	73.9%
Hungary	556	9,202	260	6.0%	46.7%
Croatia	297	6,967	236	4.3%	79.3%
Serbia	42	747	44	5.6%	104.9%
Ukraine	90	630	81	14.2%	90.9%
Central and Eastern Europe	3,716	68,865	2,303	5.4%	62.0%
Retail & SME	7,843	153,283	4,558	5.1%	58.1%
Group Large Corporates	430	11,578	390	3.7%	90.7%
Group Real Estates	443	10,749	187	4.1%	42.2%
International Business	170	19,838	111	0.9%	65.0%
Group Corporate and Investment Banking	1,042	42,165	687	2.5%	65.9%
Group Markets	10	18,430	2	0.1%	19.0%
Corporate Center	66	6,413	(27)[1]	1.0%	(40.8)%
Total	**8,961**	**220,291**	**5,220**	**4.1%**	**58.3%**

1) Negative amount due to consolidation effect

Coverage of NPL by provisions

2008 in EUR million	Total exposure				
	Non-performing	Total exposure	Risk provisions	NPL Ratio	NPL coverage
Erste Bank Oesterreich	1,245	35,185	680	3.5%	54.6%
Savings Banks	2,629	46,906	1,383	5.6%	52.6%
Austria	3,874	82,091	2,063	4.7%	53.3%
Czech Republic	539	28,613	322	1.9%	59.8%
Romania	502	13,243	532	3.8%	106.0%
Slovakia	275	8,526	226	3.2%	82.3%
Hungary	248	8,549	124	2.9%	50.1%
Croatia	186	5,923	176	3.1%	94.7%
Serbia	29	750	39	3.8%	135.7%
Ukraine	12	747	31	1.6%	263.8%
Central and Eastern Europe	1,791	66,353	1,451	2.7%	81.0%
Retail & SME	5,665	148,444	3,514	3.8%	62.0%
Group Large Corporates	235	14,031	154	1.7%	65.6%
Group Real Estates	219	10,154	109	2.2%	49.7%
International Business	184	22,065	132	0.8%	71.9%
Group Corporate and Investment Banking	638	46,250	395	1.4%	61.9%
Group Markets	42	15,912	1	0.3%	3.3%
Corporate Center	0	5,063	1	0.0%	157.3%
Total	**6,345**	**215,668**	**3,910**	**2.9%**	**61.6%**

Erste Group focuses on early identification of customers who are facing difficulties with payments or other loan-related obligations with the aim of restructuring their loans if the mid- to long-term outlook is positive. Erste Group believes that this can help to build customer loyalty for long-term relationships and cooperation. In principle, Erste Group follows a policy of restructuring by lengthening maturity and/or by deferring capital repayment but insisting on payment of interest.

Collateral obtained in foreclosure procedures are made available for sale in an orderly fashion, with the proceeds used to reduce or repay the outstanding claim. Generally, Erste Group does not occupy repossessed properties for its own business use.

Credit exposure and collateral

2009 in EUR million		Collaterals and other credit risk mitigation		
	Gross Exposure	Total	Guarantees	Real estate
Central governments and central banks	26,682	87	84	0
Regional governments and local authorities	6,002	1,194	61	81
Administrative bodies and non-commercial undertakings	1,567	365	356	2
Multilateral development banks	130	0	0	0
International organisations	5	0	0	0
Institutions	31,111	1,193	278	85
Corporates	81,785	24,923	2,667	18,644
Retail & SME	68,448	36,191	210	31,925
Securitisation positions	3,218	0	0	0
Covered Bonds	1,343	0	0	0
Total	**220,291**	**63,955**	**3,657**	**50,736**

Credit exposure and collateral

2008 in EUR million	Gross Exposure	Collaterals and other credit risk mitigation Total	Guaran-tees	Real estate
Central governments and central banks	23,949	197	74	0
Regional governments and local authorities	5,699	1,096	55	96
Administrative bodies and non-commercial undertakings	1,081	235	227	0
Multilateral development banks	195	0	0	0
International organisations	0	0	0	0
Institutions	27,624	370	107	6
Corporates	87,775	31,292	3,003	13,806
Retail & SME	65,521	39,560	377	30,538
Securitisation positions	1,701	0	0	0
Covered Bonds	2,122	7	0	0
Total	**215,668**	**72,757**	**3,843**	**44,446**

The major types of collateral are mortgages on residential and commercial real estate, as well as guarantees. Among the other types of collaterals, financial collateral is the most common. The valuation of security takes into account the requirements for risk mitigation under Basel II.

The carrying amount of assets for which new terms were negotiated because they would otherwise have fallen into arrears or been impaired was EUR 2,101 million at 31 December 2009 (2008: EUR 1,013 million). Of this total, EUR 1,209 million (2008: EUR 380 million) related to the Corporate exposure class and EUR 892 million (2008: EUR 633 million) pertained to the Retail category (including SME). These are assets in the non-performing risk class where the renegotiation of terms caused a financial loss to the lending bank on a present value basis. At Erste Group this is used as a default criterion.

At 31 December 2009 and 31 December 2008, the balances of assets which were past due but for which specific provisions had not yet been established were as follows:

2009 in EUR million	Gross Exposure thereof 91-180 days past due	thereof more than 180 days past due	Total loans and advances past due	thereof collateralised thereof 91-180 days past due	thereof more than 180 days past due	Total loans and advances past due
Regional governments and local authorities	1	3	4	0	0	0
Administrative bodies and non-commercial undertakings	2	0	2	0	0	0
Institutions	6	3	9	0	0	0
Corporates	61	229	290	34	104	138
Retail & SME	104	191	295	47	127	174
Total	**173**	**427**	**600**	**81**	**231**	**312**

2008 in EUR million	Gross Exposure thereof 91-180 days past due	thereof more than 180 days past due	Total loans and advances past due	thereof collateralised thereof 91-180 days past due	thereof more than 180 days past due	Total loans and advances past due
Regional governments and local authorities	1	3	4	0	0	0
Institutions	3	0	3	0	0	0
Corporates	65	159	224	22	104	126
Retail (incl. SME)	84	373	457	42	128	170
Total	**153**	**536**	**688**	**64**	**232**	**297**

At 31 December 2009 and 31 December 2008, specific provisions existed for the following exposures:

2009 in EUR million	Total loans under specific provisions	thereof 91-180 days past due	thereof more than 180 days past due
Loans and advances to credit institutions	63	0	59
Loans and advances to customers	6,024	696	3,508
Total	**6,087**	**696**	**3,566**

2008 in EUR million	Total loans under specific provisions	thereof 91-180 days past due	thereof more than 180 days past due
Loans and advances to credit institutions	130	2	4
Loans and advances to customers	4,749	265	1,596
Total	**4,879**	**267**	**1,600**

All loans and other advances presented in the tables above were classified as non-performing. Provisions are as a rule established for loans and other advances that are more than 90 days past due. However, specific provisions are not established if the loans and other advances are covered by portfolio provisions or by adequate collateral.

Loans and advances to customers by business segment

The following tables present the customer loan book as of 31 December 2009 and 31 December 2008, excluding loans to financial institutions and commitments, by reporting segments, broken down by risk category, risk provisions, the non-performing loan coverage and NPL ratio. For the purpose of this section, 'NPL ratio' and 'NPL coverage' only relate to customer loans:

Loans and advances to customers by business segment

2009 in EUR million	Low risk	Management attention	Sub-standard	Non-performing	Total loans	Risk provisions	NPL coverage	NPL Ratio[1]
Retail & SME	77,484	18,512	5,018	7,570	108,584	4,417	58.3%	7.0%
Austria	46,429	10,115	1,504	3,943	61,990	2,160	54.8%	6.4%
EB Österreich	21,447	3,083	371	1,237	26,137	688	55.6%	4.7%
Savings Banks	24,982	7,032	1,133	2,706	35,853	1,472	54.4%	7.5%
CEE	31,056	8,397	3,514	3,627	46,594	2,256	62.2%	7.8%
Czech Republic	12,546	2,751	658	766	16,721	507	66.2%	4.6%
Romania	5,761	2,235	1,728	1,466	11,190	832	56.8%	13.1%
Slovakia	4,214	775	258	423	5,670	310	73.2%	7.5%
Hungary	5,316	986	448	552	7,301	255	46.2%	7.6%
Croatia	2,889	1,255	252	289	4,684	228	79.0%	6.2%
Serbia	237	234	6	41	518	42	102.1%	8.0%
Ukraine	92	161	167	89	509	81	91.3%	17.5%
GCIB	12,977	4,284	1,280	918	19,458	394	42.9%	4.7%
Group Markets	224	4	32	0	260	0	> 1,000.0%	0.0%
Corporate Center	632	143	6	50	831	70	139.3%	6.0%
Total	**91,317**	**22,944**	**6,335**	**8,537**	**129,134**	**4,880**	**57.2%**	**6.6%**

1) NPL ratio in the loan to customer section is based on non-performing loans of the customer loan book divided by total loans and hence might deviate from the section credit exposure.

Loans and advances to customers by business segment

2008 in EUR million	Low risk	Manage-ment attention	Sub-standard	Non-per-forming	Total loans	Risk provisions	NPL coverage	NPL Ratio[1]
Retail & SME	79,659	16,399	3,701	5,398	105,156	3,394	62.9%	5.1%
Austria	47,402	8,211	1,228	3,682	60,523	1,963	53.3%	6.1%
EB Österreich	22,341	2,520	278	1,161	26,300	618	53.2%	4.4%
Savings Banks	25,062	5,691	949	2,521	34,223	1,345	53.4%	7.4%
CEE	32,256	8,188	2,473	1,715	44,633	1,431	83.4%	3.8%
Czech Republic	13,267	1,985	370	477	16,100	322	67.4%	3.0%
Romania	6,210	2,805	1,405	499	10,920	531	106.4%	4.6%
Slovakia	4,079	672	218	272	5,241	222	81.6%	5.2%
Hungary	5,582	1,101	240	246	7,169	123	49.8%	3.4%
Croatia	2,634	1,142	168	181	4,125	168	92.6%	4.4%
Serbia	242	174	17	28	462	35	125.3%	6.1%
Ukraine	242	308	55	12	616	31	264.9%	1.9%
GCIB	15,626	3,436	586	463	20,111	243	52.5%	2.3%
Group Markets	400	57	11	24	493	1	3.5%	4.9%
Corporate Center	348	78	0	0	426	58	n.m.	0.0%
Total	**96,033**	**19,969**	**4,298**	**5,885**	**126,185**	**3,696**	**62.8%**	**4.7%**

1) NPL ratio in the loan to customer section is based on non-performing loans of the customer loan book divided by total loans and hence might deviate from the section credit exposure.

ABS and CDO portfolio

The Erste Group's general screening criterion for purchasing securitised products or their derivatives is to avoid product categories that lack historical default and loss data over a full economic cycle. In addition, all ABS and CDO investments are centrally analysed and approved by Erste Group. As a rule, all securities are held until maturity; earlier disposal is the exception.

Before investments are made, Erste Group undertakes a fundamental analysis on a single-asset basis. Most investments are in the form of pooled securities and other products that have relatively long histories with regard to defaults and recoveries, such as prime European residential mortgage backed securities (RMBS) or collateralized loan obligations (CLOs).

As of 31 December 2009, approximately 35% of the assets (by book value) were classified to the held-to-maturity portfolio and to loans & advances 2.5%, to the available-for-sale portfolio 50% and 12.5% to the fair value and trading portfolios. In the present market environment, all securities have a market price lower than cost. Erste Group has no current significant risk concerns with respect to the portfolio, other than in relation to the CMBS portfolio. Most securities in the ABS and CDO portfolios involve standard structures and frequently are benchmark securitisations.

The total book value of Erste Group's securitised asset portfolio was EUR 2.1 billion on 31 December 2009. The book value was affected by two opposite effects: repayments, currency effects and some single security disposals reduced the portfolio book value, while improvement in market prices increased the total book value. As a result, the book value decreased by approximately EUR 138m since December 2008. At 31 December 2009, market prices were on average at 71% compared to 63% of nominal value at 31 December 2008.

Liquidity in the market recovered to a certain degree in the second half of the year. Recently, the most senior triple-A rated notes have been easily tradable, and mezzanine tranches of some benchmark securitisations have also been more liquid. Erste Group expects the portfolio to contract further in 2009 and 2010 as a result of repayments.

In the first half of 2009, rating agencies changed their rating methodologies, which has resulted in a large number of downgrades in the securitised notes in general. Most of these downgrades resulted from rating methodology changes and were not necessarily related to the collateral performance. While at the end of 2008 98% (by book value) of the portfolio was rated investment-grade, this percentage decreased to 90% (by book value) by 31 December 2009.

Erste Group's securitised asset portfolio has been adversely affected by the changes in rating methodologies described above, as well as the difficult market environment and deteriorating fundamentals. Increasing default rates and deteriorating quality of loans have been recognized across all portfolios. However, because most of the asset portfolio consists of securities where Erste Group has a senior position relative to some other holders, Erste Group expects that the overwhelming majority of the notes will be repaid without loss under the current macro-economic assumptions.

A major part of the portfolio, approximately 72% (by book value), is invested in residential mortgage-backed securities (RMBS) and collateralised loan obligations (CLO).

European prime residential mortgage-backed securities (RMBS): In the United Kingdom, Erste Group has invested solely in prime RMBS. These are portfolios of residential mortgage loans, which as a rule have to have satisfactory ratings. UK residential property prices reached the bottom in June 2009 with prices down by approximately 20% from the peak. The UK average house price in November 2009 was 5.6% higher than in December 2008. A key affordability measure, which is the proportion of disposable earnings devoted to mortgage payments, has fallen from a peak of 48% in 2007 to 27% in November 2009, and is now below the long-term average of 35%. According to Moody's, mortgage arrears started to stabilize with the current 90+ days arrears at 1.91% by the end of October compared to 2.05% by the end of July and repossessions at 0.07% by the end of October compared to 0.08% by the end of July.

European and US collateralised loan obligations (CLO): These products consist primarily of secured corporate loans with an average rating of single-B. The average levels of defaulted securities and CCC-rated securities in the CLO pool have risen significantly. According to Moody's, the US speculative-grade default rate was at 13% by the end of 2009, while its European counterpart was at 10%. According to Moody's global speculative-grade default rates have peaked in November 2009 and are expected to decline sharply to 3.3% by the end of 2010. Due to the high rank of the Erste Group´s tranches in the capital structure, no significant losses in the CLO portfolio are expected.

As of 31 December 2009, the remaining 28% (by face value) of the securitised asset portfolio was invested in the following asset classes:

UK commercial mortgage-backed securities (CMBS): The portfolio comprises loans with commercial property collateral (mostly offices, but also retail, leisure and other). The majority of the portfolio is invested in the UK, where the commercial property market is extremely stressed, with prices down by 39% since the peak in June 2007. In the second half of 2009, the UK commercial property values stabilized. However, due to the decline in the commercial property market, LTV ratios have increased considerably, increasing refinancing risk at maturity. A high LTV ratio has no immediate effect on the notes, as long as there is no payment default on interest, but it is an important measure since the loans have to be refinanced at maturity. Because the Erste Group portfolio consists of medium-term securities, none of the portfolio holdings needs to be refinanced in the currently depressed market environment. A large part of this portfolio has already been downgraded, and more downgrades are expected in the near term as a consequence of weakness in the property market. Due to the problems described above, four CMBS notes with an aggregate amount of about EUR 34.5 million have been impaired.
Investments in continental Europe (European prime RMBS and European CMBS): The portfolio comprises (i) securitisations from the Netherlands and Germany, where the underlying assets are residential and commercial mortgages, loans to small and medium enterprises, and leases; (ii) Italian RMBS and lease ABS; (iii) Spanish securitisations mostly of SME loans, as well as a smaller amount of RMBS; and (iv) smaller positions in Irish, CEE and Australian assets.

In addition, Erste Group has also invested in US collateralised mortgage obligations ('CMOs') issued by Ginnie Mae, Fannie Mae and Freddie Mac. These issuers are considered US government-sponsored or US government-guaranteed institutions and have stable AAA ratings. The book value of these investments was EUR 831 million at 31 December 2009. Erste Group also holds investments in student loan securitisations, all of which are triple-A tranche securities. These securitisations are 97% guaranteed by the US Department of Education, while the remaining 3% are covered by subordination. Credit risk is therefore considered very remote. The book value for these securitisations was EUR 270 million at 31 December 2009.

Exposure to Iceland

At 31 December 2009, Erste Group had a total exposure to Icelandic banks of EUR 138 million. This was almost entirely provided for by establishing provisions of EUR 130 million. Secondary market prices considerably improved in the third quarter of 2009 for the three biggest Icelandic banks, and Erste Group partially benefited from this improvement by selling loans and bonds of almost EUR 178 million face value, achieving a slight profit. Currently, there is no plan to reduce the existing provisions, which are regarded as sufficient to cover final losses.

41.6. Market risk

Definition and overview

Market risk is the risk of loss that may arise due to adverse changes in market prices and to the parameters derived therefrom. At Erste Group, market risk is divided into interest rate risk, currency risk, equity risk, commodity risk and volatility risk. This concerns both, transactions in trading in instruments with daily price determination (trading book) as well as traditional banking transactions (bank book).

Employed methods and instruments

At Erste Group, potential losses that may arise from market movements are assessed by using the 'value-at-risk' method. The calculation is done according to the method of historic simulation with a unilateral confidence level of 99%, a holding period of one to ten days and a simulation period of two years. Value-at-risk describes which losses may be expected as a maximum at a defined probability – the confidence level – within a certain holding period of the positions under normal market conditions.

Backtesting is used to constantly monitor the validity of the statistical methods. This process is conducted with a one-day delay to monitor if the model projections regarding losses have actually materialized. At a confidence level of 99% the actual loss on a single day should exceed the value-at-risk statistically only twice to three times a year (1% of around 250 workdays).

This shows one of the limits of the value-at-risk approach: On the one hand, the confidence level is limited to 99%, and on the other hand, the model takes into account only those market scenarios observed respectively within the simulation period of two years, and calculates the value-at-risk for the current position of the bank on this basis. In order to investigate any extreme market situations beyond this, stress tests are conducted at Erste Group. These events include mainly market movements of low probability.

The stress tests are carried out according to several methods: The 'historical worst case' is derived from the value-at-risk calculation, but a confidence level of 100% is assumed, i.e., the absolutely worst value of the simulation time series is used as result. In the 'extreme value theory', a Pareto distribution is adjusted to the extreme end of the loss distribution. In this manner a continuous function is created from which extreme confidence levels such as 99.95% can be evaluated. Finally, standard scenarios are calculated in which the individual market factors are exposed to extreme movements. Such scenarios are calculated at Erste Group for interest rates, stock prices, exchange rates and volatilities. Furthermore, since 2009, combination scenarios have been calculated in which the current position of the trading book is subjected to a historical worst case calculation over an interesting historical period. These analyses are made available to the management board and the supervisory board within the scope of the monthly market risk reports.

The value-at-risk model was approved by the Financial Market Authority (FMA) as an internal market risk model to determine the capital requirements of Erste Group pursuant to the Austrian Banking Act. The best possible multiplier of three is used in this case that was assigned by the Financial Market Authority (FMA) on the basis of an appraisal by Austrian National Bank

Methods and instruments of risk mitigation

At Erste Group, market risks are controlled in the trading book by setting several layers of limits. The overall limit on the basis of value-at-risk for the trading book is decided by the board in the Risk Committee taking into account the risk-bearing capacity and projected earnings. A further breakdown is done on the basis of a proposal by the Risk Management Unit, 'Group Market & Liquidity Risk Management' in the Market Risk Committee (MARA).

All market risk activities of the trading book are assigned risk limits that are statistically consistent in their entirety with the value-at-risk overall limit. The value-at-risk limit is assigned in a top-down procedure to the individual trading units. This is done up to the level of the individual trading groups or departments. Additionally, in a bottom-up procedure, sensitivity limits are assigned to even smaller units all the way down to the individual traders. These are then aggregated upwards and applied as a second limit layer to the value-at-risk limits. The consistency between the two limit approaches are verified regularly.

Limit compliance is verified at two levels: by the appropriate local decentralised risk management unit and by Group Market & Liquidity Risk Management. The monitoring of the limits is done within the course of the trading day based on sensitivities. This can also be carried out by individual traders or chief traders on an ad hoc basis.

The value-at-risk is calculated every day at the Group level and made available to the individual trading units as well as to the superior management levels all the way up to the management board.

Within the course of the calculation, the trading book positions are valued independently of trading. This means that, on the one hand, the market data is collected by risk controlling itself, and on the other, that the valuation procedures and models are developed and validated independently of the trading units.

Apart from the trading book positions, once a month, the bank book positions are also subjected to a value-at-risk analysis. In this manner, the total value-at-risk is determined. The result of this calculation is presented in the monthly market risk report that is made available to the management board and the supervisory board.

Analysis of market risk

Value at Risk of banking book and trading book
The following tables show the VaR amounts as of 31 December 2009 and 31 December 2008 at 99% confidence level, with a holding period of one day:

2009	Total	Interest	Currency	Shares	Commodity	Volatility
Erste Group	39,498	35,798	1,812	9,104	397	1,717
Banking book	36,559	36,134	18	1,899	0	0
Trading book	8,940	4,748	1,812	7,981	397	1,717

2008	Total	Interest	Currency	Shares	Commodity	Volatility
Erste Group	42,657	29,892	2,719	5,350	227	2,164
Banking book	37,168	37,023	68	867	3	0
Trading book	7,789	4,309	2,685	4,869	225	2,164

Interest rate risk of banking book
Interest rate risk is the risk of adverse change in the fair value of financial instruments caused by movement in market interest rates. This type of risk arises when mismatches exist between assets and liabilities (including off-balance-sheet items) in respect of their maturities or of the timing of interest rate adjustments.

In order to identify interest rate risk, all financial instruments, including transactions not recognised in the balance sheet, are grouped into maturity bands based on their remaining term to maturity or term to an interest rate adjustment.

The following tables list the open fixed-income positions held by Erste Group in the five currencies that carry significant interest rate risk: EUR, CZK, HUF and RON, as of 31 December 2009 and 31 December 2008, and SKK, as of 31 December 2008, respectively.

Only the open fixed-income positions that are not allocated to the trading book are presented. Positive values indicate fixed-income risks on the asset side, i.e., a surplus of asset items; negative values represent a surplus on the liability side.

Open fixed-income positions not assigned to the trading book

2009 in EUR million	1-3 years	3-5 years	5-7 years	7-10 years	over 10 years
Fixed-interest gap in EUR positions at 31 December 2009	(1,297.3)	(146.2)	601.6	1,781.8	1,019.8
Fixed-interest gap in CZK positions at 31 December 2009	(2,317.5)	(518.4)	372.7	405.3	1,194.7
Fixed-interest gap in SKK positions at 31 December 2009	-	-	-	-	-
Fixed-interest gap in HUF positions at 31 December 2009	94.4	338.0	76.1	51.3	0.0
Fixed-interest gap in RON positions at 31 December 2009	203.6	315.5	72.2	155.8	4.7

2008 in EUR million	1-3 years	3-5 years	5-7 years	7-10 years	over 10 years
Fixed-interest gap in EUR positions at 31 December 2008	3,170.5	1,923.0	886.8	598.4	55.4
Fixed-interest gap in CZK positions at 31 December 2008	(1,964.1)	(13.5)	686.3	439.3	620.6
Fixed-interest gap in SKK positions at 31 December 2008	(392.1)	853.8	97.4	86.6	179.4
Fixed-interest gap in HUF positions at 31 December 2008	273.4	444.7	236.8	82.8	0.0
Fixed-interest gap in RON positions at 31 December 2008	(55.4)	212.4	42.5	170.7	5.3

Exchange rate risk
The bank is exposed to the several types of exchange rate-related risks.

Risk from open currency position
Risk from open currency positions is the exchange rate-related risk that derives from the mismatch between assets and liabilities, or from currency-related financial derivatives. These risks might originate from customer-related operations or proprietary trading and are monitored and managed on daily basis. Foreign currency exposure is subject to regulatory and internal limits. The internal limits are set by the Market Risk Committee.

Other exchange rate- related risks
Erste Group separately measures and manages other types of risks relating to the group's balance sheet and earnings structure. The translation risk related to the valuation of the balance sheet positions, earnings, dividends, participations/net investments in local currency or foreign exchange has an impact on consolidated earnings and consolidated capital. Erste Group is also reducing the negative impact relating to volatility of foreign exchange on asset's performance (for example as a result of foreign exchange lending in the CEE countries).

Due to the multi-currency earnings structure, Erste Group regularly hedges the dividends and net profits. ALM uses as the usual source of information the current financial results and the financial budget prepared for the upcoming period to get as much information as possible on the future foreign cash flows. The proposal, which includes mainly the volume, the hedging level, the hedge ratio and the timeline of the hedging, is submitted by the ALM to the Group ALCO. The impact of translation on consolidated capital is monitored and reported to the Group ALCO. Group ALCO decisions are then implemented by the ALM and the implementation status is reported on monthly basis to Group ALCO.

The following tables shows the exchange rate open positions of Erste Group as of the dates indicated, respectively.

Exchange rate open positions

in EUR thousand	2009	2008
US dollar (USD)	11,656	29,467
Japanese yen (JPY)	(40,993)	(20,898)
Swiss franc (CHF)	(30,239)	(7,933)
Czech koruna (CZK)	1,793	10,685
Polish Zloty (PLN)	(5,267)	19,753
Hungarian forint (HUF)	(7,375)	(15,302)
Romanian Lei (RON)	(54,632)	(382)

Hedging

Banking book market risk management consists of optimizing Erste Group's risk position by finding the proper trade-off between the economic value of the balance sheet and forecasted earnings. Decisions are based on the balance sheet development, the economic environment, competitive landscape, fair value of risk, effect on net interest income and appropriate liquidity position. The steering body responsible for interest rate risk management is the Group ALCO. The ALM submits proposals for actions to steer the interest rate risk to the Group ALCO and implements Group ALCO's decisions.

In order to achieve the goals of risk management, hedging activities focus on the two main control variables: net interest income and market value of equity risk. In a broader sense, hedging means an economic activity that mitigates risk, but does not necessarily qualify for IFRS hedge accounting. In a more narrow sense, hedging is the hedge accounting according to IFRS requirements. For economic fair value, hedging fair value option is used where it is applicable. For IFRS hedge accounting cash flow hedges, fair value hedges and hedges of a net investment are recognised. Most of the hedging within Erste Group concerns hedging of interest rate risk; the remaining is used to hedge foreign exchange rate risk. IFRS hedge accounting is one of the tools of steering the risk.

41.7. Liquidity risk

Definition and overview

The liquidity risk is defined in Erste Group in line with the principles set by the Basel Committee on Banking Supervision. Accordingly, a distinction is made between market liquidity risk, which is the risk that the Group entities cannot easily offset or eliminate a position at the market price because of inadequate market depth or market disruption, and funding liquidity risk, which is the risk that the banks in the Group will not be able to meet efficiently both expected and unexpected current and future cash flow and collateral needs without affecting either daily operations or the financial condition of the Group members.

Funding liquidity risk is further divided into insolvency risk and structural liquidity risk. The former is the short-term risk that current or future payment obligations cannot be met in full, on time in an economically justified way, while structural liquidity risk is the long-term risk of losses due to a change in the Group's own refinancing cost or spread.

During 2008 and 2009, liquidity risk management was one of the most important priorities for Erste Group, not only as tactical short-term liquidity risk management, but the liquidity management in its entirety, for example, management of long-term structural liquidity risk, planning of funding needs across Erste Group, crisis scenario-based analysis, contingency plans, collateral mobilisation, and communication.

Organisation and reporting

Liquidity risk is discussed at the Erste Group Bank Board level at Group ALCO meetings. In addition, there are daily and weekly reports prepared for the Board. Group ALCO is regularly informed on whether liquidity limits have been reached and is updated on the internal and external market liquidity situation. The Group OLC is responsible for the management of liquidity, and has been meeting more frequently in order to improve the coordination of the operational tasks related to liquidity management and to regularly report to Group ALCO members during the financial crisis. The national banks have also been observing the liquidity situation and liquidity risk more carefully during 2008 and 2009. Furthermore, Erste Group has complied with the new reporting requirements and liquidity limits imposed by the national banks, which have to be applied within the EU member states.

Short-term liquidity risk

The maturity profile of short-term funding in foreign currencies, in particular Swiss francs and US dollars, has been monitored on a detailed basis to ensure that they have been within the short-term liquidity limits. The short-term liquidity position is monitored on a daily basis. The share of short-term funding is relatively low compared to the balance sheet. Erste Group is particularly focusing on the net cash outflow projection and its coverage by collateral. In 2009, the Group OLC put a special focus on collateral mobilisation, which helped increase the available amount of central bank eligible collateral in Erste Group. The ratio between secured and unsecured funding clearly confirms the current market trend to move towards collateralised funding. The current volume of free collateral exceeds Erste Group's total short-term unsecured funding exposure.

Long-term liquidity risk

Erste Group steers long-term (structural) liquidity risk through a scenario and time dependent analysis tool, both at the group and the individual subsidiary level. Dynamic aspects of the renewal of existing balance sheet items are incorporated through certain set of assumptions describing the given crisis environment. Similarly, the saleability, haircut (in case of securities) and early withdrawal (for deposit products) assumptions are adjusted based on the modelled scenario. The purpose of the analysis is to determine the ability of Erste Group to withstand distressed situations before they actually occur. Additionally, the traditional liquidity gaps (depicting the mismatches of the contractual maturities) of the subsidiaries and the whole group are reported and monitored regularly. Erste Group's fund transfer pricing (FTP) system also proved to be an efficient steering tool for structural liquidity risk management. The primary, most stable funding source for Erste Group is the customer deposit base, which also proved its stability during the recent liquidity crisis. See 'Selected Statistical

Information—Customer Deposits'. The total client deposit volume has in fact followed the growth in the client loans, as the current loan-to-deposit ratio of approximately 115.3% means virtually no increase from the December 2008 levels.

Group-wide liquidity risk management

General standards of liquidity management (standards, limits and analysis) have been defined by Erste Group Bank. Members of Erste Group implemented these principles. Results of the analysis are reported regularly and consolidated at group level. The important channel for steering the liquidity risk within Erste Group Bank and towards its subsidiaries is the above mentioned FTP system and prices of intra-group funding. As the process of planning of funding needs provides important data for liquidity management, a detailed overview of funding needs is prepared for the planning horizon across Erste Group on quarterly basis.

Contingency plan

The Comprehensive Contingency Plan ensures the necessary coordination of all involved parties in the liquidity management process in case of crisis. The contingency plans of the subsidiaries are coordinated as part of the plan for the Erste Group.

Liquidity gap

The long-term liquidity position is managed using liquidity gaps, on the basis of expected cash flows. This liquidity position is calculated for each currency with material volume and based on the assumption of ordinary business activity.

The following table shows liquidity gaps as of 31 December 2009 and 31 December 2008:

in EUR million	< 1 month		1-12 months		1-5 years		> 5 years	
	2009	2008	2009	2008	2009	2008	2009	2008
Liquidity GAP	**20,477**	**(2,523)**	**(25,325)**	**(26,595)**	**(17,955)**	**(2,039)**	**22,696**	**34,527**

The comparative figures for the fiscal year 2008 have been adjusted. The methodology has been changed in two fundamental ways: (1) non-interest bearing assets and liabilities are not shown in the first, but in the last bucket, and (2) only principal cash flows are taken into account (interest is excluded).

Analysis of liquidity buffer

Erste Group holds securities eligible at central banks to manage liquidity risk. Maturities of contractual, not discounted cash flows of these financial assets are shown in the table below:

2009 in EUR million	< 1 month	1-12 months	1-5 years	> 5 years
Eligible securities	**1,223**	**4,907**	**12,837**	**8,669**

Analysis of financial liabilities

Maturities of contractual, not discounted cash flows of financial liabilities were as follows:

2009 **in EUR million**	**Carrying amount**	**Contractual cash flows**	**< 1 month**	**1-12 months**	**1-5 years**	**> 5 years**
Non-derivative liabilities	**174,097**	**185,168**	**73,196**	**44,931**	**45,897**	**21,144**
Deposits by banks	26,295	27,182	12,636	9,363	3,572	1,611
Customer deposits	112,042	115,336	57,185[1]	28,631	24,649	4,871
Debt securities in issue	29,612	33,888	3,343	6,398	15,249	8,898
Subordinated liabilities	6,148	8,762	32	539	2,427	5,764
Derivative liabilities	**3,749**	**500**	**25**	**231**	**507**	**(263)**
Hedging derivatives	2,436	464	25	223	494	(278)
Other derivatives in banking book	1,313	36	0	8	13	15
Total	**177,846**	**185,668**	**73,221**	**42,162**	**46,404**	**20,881**

1) Customer deposits include deposits on demand

41.8. Operational risk

Definition and overview

In line with Section 2 No 57d Banking Act, Erste Group defines operational risk as 'the risk of loss resulting from inadequacy or failure of internal processes, people or systems, or from external events including legal risks'. Both quantitative and qualitative methods are used to identify operational risks. Consistent with international practice, the responsibility for managing operational risk rests with the line management.

Employed methods and instruments

The quantitative measurement methods are based on internal loss experience data, which is collected across Erste Group using a standard methodology and entered in a central data pool. Additionally, in order to be able to model losses that have not occurred in the past but are nonetheless possible, scenarios and external data are also used. Erste Group sources external data from the Operational Riskdata eXchange Assotiation (ORX), a non-profit industry association and leading risk-loss data consortium.

In addition to quantitative methods, qualitative methods are also used to determine operational risk, such as risk assessment surveys (Risk Control Self Assessments). The results of and suggestions for risk control in these surveys taken by experts are reported to line management and thus help to reduce operational risks. Erste Group also reviews certain key indicators periodically to ensure early detection of changes in risk potential that may lead to losses.

Erste Group uses a group-wide insurance programme, which, since its establishment in 2004, has reduced the cost of meeting Erste Group's traditional property insurance needs and made it possible to buy additional insurance for previously uninsured banking-specific risks. Without any increase in overall costs for individual entities, Erste Group achieves coverage of the losses via a captive reinsurance firm, which permits diversification of risk in Erste Group.

The quantitative and qualitative methods used, together with the insurance strategy and the modelling approaches described above form the operational risk framework of Erste Group. Information on operational risk is periodically communicated to the Management Board via various reports, including the quarterly top management report, which includes recent loss history, loss development, qualitative information from risk assessments and key risk indicators as well as the operational VaR for Erste Group.

In the first half of 2009, Erste Group received regulatory approval to use the AMA (Advanced measurement approach) at the group level which as of 31 December 2009, includes five entities (Erste Group Bank AG, Erste Bank der oesterreichischen Sparkassen AG, Česká spořitelna a.s., Slovenská sporitel'ňa a.s. and Erste Bank Hungary Nyrt). Other major subsidiaries which are currently using the Basic Indicator Approach intend to apply for the AMA in the future. AMA is a sophisticated approach to measure operational risk. Pursuant to AMA, the required capital is calculated using an internal VaR model, taking into account internal data, external data, scenario analysis, business environment and internal risk control factors. Moving from Basic Indicator Approach, to AMA had almost no effect on the capital requirements at group level, although a reduction is expected when AMA coverage is extended to other entities within Erste Group.

42) Derivative financial instruments

Fair value hedges are employed to reduce market risk. They are used to turn fixed-income or structured transactions into variable-income transactions. Erste Group's policy is to convert all substantial fixed single transactions bearing interest rate risk into variable transactions in order to separate the interest rate risk from such transactions. This policy is applied primarily to fixed or structured issued bonds, but also to the material fixed purchased bonds and generally, any material fixed transactions in the balance sheet. Group ALM is steering interest rate risk. Steering of interest rate risk is undertaken through issuance of bonds, loans or derivatives, whereas for derivatives IFRS hedge accounting is usually applied. Interest rate swaps are the main instruments used for fair value hedges. In connection with issuance, fair value is also hedged by means of cross-currency swaps, swaptions, caps, floors and other types of instruments.

Derivatives financial instruments held or issued for hedging purposes

in EUR million	2009	2008
Profit/loss fair value – underlying	(297.2)	(577.8)
Profit/loss in fair value – hedging instrument	279.9	573.7

Cash flow hedges are used to eliminate uncertainty in future cash flows in order to stabilise net interest income. Floors or caps are used to lock in levels of interest income in a changing interest rate environment. Interest rate swaps, caps and floors are used to hedge interest rate risk. Currency risk is hedged with spot transactions as well as currency swaps, FX forwards or balance sheet items denominated in a hedged currency.

In the reporting period, EUR 5 million (2008: EUR 14 million) was removed from the cash flow hedge reserve and recognised as income in the consolidated income statement; EUR 13 million (2008: EUR 150 million) was recognised directly in equity. The majority of the hedged cash flows is likely to occur within the next five years and will then be recognised in the consolidated income statement. Inefficiencies from cash flow hedges amounting to EUR (10.6) million (2008: EUR (2.3) million) are reported in the net trading result.

in EUR million	2009 Positive fair value	2009 Negative fair value	2008 Positive fair value	2008 Negative fair value
Hedging instrument – fair value hedge	1,041	728	200	167
Hedging instrument – cash flow hedge	114	32	96	20

Fair values are disclosed as clean prices of the hedging instruments, i.e. without interest accruals. This is how they are disclosed within banking book derivatives in other assets and other liabilities.

Total volume of unsettled derivatives

	2009			2008		
	Notional amount	Fair value		Notional amount	Fair value	
in EUR million		Positive	Negative		Positive	Negative
Derivatives held for trading						
Interest rate swaps	192,766	5,118	5,206	195,089	3,656	4,195
Currency swaps	34,007	1,369	1,244	36,666	2,063	1,748
Credit default swaps	3,193	130	126	2,403	129	76
Interest forward rate agreement	82,450	52	47	49,548	84	89
Currency forward rate agreement	3,393	139	93	10,835	590	386
Interest rate futures	69	0	0	1,849	0	0
Currency futures	2	0	1	28	0	0
Interest rate options	116,631	1,000	1,001	130,459	1,115	1,034
Currency options	16,402	185	160	36,816	924	844
Other agreements	4,537	88	55	3,983	93	38
Total derivatives held for trading[1)]	**453,450**	**8,081**	**7,933**	**467,676**	**8,654**	**8,410**
Derivatives held in banking book						
Fair value hedges						
Interest rate contracts	28,850	1,491	652	25,561	429	350
Currency contracts	1,092	30	93	2,165	81	0
Other agreements	277	2	4	205	0	20
Total fair value hedges	**30,219**	**1,523**	**749**	**27,931**	**510**	**370**
Cash flow hedges						
Interest rate contracts	5,862	216	47	3,228	265	36
Currency contracts	643	3	24	259	0	5
Other agreements	0	0	0	0	0	0
Total cash flow hedges	**6,505**	**219**	**71**	**3,487**	**265**	**41**
Other derivatives						
Interest rate contracts	15,949	296	310	15,235	29	40
Currency contracts	4,861	85	177	8,663	33	146
Other agreements	243	5	6	267	0	1
Total other derivatives	**21,053**	**386**	**493**	**24,165**	**62**	**187**
Total derivatives in banking book	**57,777**	**2,128**	**1,313**	**55,583**	**837**	**598**
Total derivatives	**511,227**	**10,209**	**9,246**	**523,259**	**9,491**	**9,008**

1) Due to gross disclosure the published figures are higher than those which are accounted among trading assets/trading liabilities

43) Fair value of financial instruments

Financial instruments for which fair value is determined on the basis of quoted market prices are mainly listed securities and derivatives as well as liquid OTC bonds.

Erste Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: Financial instruments which are valued based on quoted (unadjusted) prices in active market for identical assets or liabilities. This includes financial instruments which are traded with a sufficient volume on an exchange, debt instrument with are quoted by several market participants with a sufficient depth or liquid derivatives which are traded on an exchange.

Level 2: Financial instruments which are valued based on quoted prices (in non-active markets or in active markets for similar assets or liabilities) and inputs other than quoted prices that are observable. This includes yield curves derived from liquid underlyings or prices from similar instruments.

Level 3 inputs are inputs which are not observable. This includes extrapolation of yield curves or volatilities, usage of historical volatilities, significant adjustment of quoted CDS spreads or equity prices.

The table below details the valuation methods used to determine the fair value of financial instruments (excl. derivatives in banking book) measured at fair value:

in EUR million	Quoted market prices in active markets Level 1	Marked to model based on observable marked data Level 2	Marked to model based on non-observable inputs Level 3	Total
Financial assets – available for sale	8,930	6,769	175	**15,874**
Financial assets – at fair value through profit or loss	1,252	1,620	95	**2,967**
Trading assets – securities	2,307	3,705	0	**6,012**
Positive market value – derivatives	2	4,709	2	**4,713**
Total assets	**12,491**	**16,803**	**272**	**29,566**
Negative market value – derivatives	0	3,746	3	**3,749**
Other trading liabilities	594	127	0	**721**
Total liabilities and equity	**594**	**3,873**	**3**	**4,470**

The volume of products whose fair values are determined using valuation models based on non-observable market data is driven in large part by illiquid bonds and securities not quoted in an active market.

Movements in Level 3 of financial instruments measured at fair value

The follwing table shows the development of fair value of securities for which valuation models are based on non observable inputs:

in EUR million	2008	Gain/loss in profit or loss	Gain/loss in other comprehensive income	Pur-chases	Sales/ Settle-ments	Transfer into Level 3	Transfers out of Level 3	Currency trans-lation	2009
Financial assets – available for sale	1,510	(19)	1	15	(92)	110	(1,348)	(2)	**175**
Financial assets – at fair value through profit or loss	267	(6)	0	1	(47)	80	(200)	0	**95**
Trading assets	62	(2)	0	2	(41)	0	(21)	0	**0**
Trading liabilities	0	0	0	0	0	0	0	0	**0**
Total	**1,839**	**(27)**	**1**	**18**	**(180)**	**190**	**(1,569)**	**(2)**	**270**

Gains or losses on level 3 securities held at the end of the reporting period, which are included in comprehensive income are as follows:

in EUR million	Gain/loss in profit or loss	Gain/loss in other comprehensive income
Financial assets – available for sale	(1.0)	0.3
Financial assets – at fair value through profit or loss	(14.0)	0.0
Trading assets	(3.8)	0.0
Trading liabilities	0.0	0.0
Total	**(18.8)**	**0.3**

Movements between Level 1 and Level 2

In the course of 2009, corporate bond markets recovered which resulted in higher liquidity for most issues. This led to the reclassification of corporate bonds (mainly financials) from Level 2 to Level 1 with a volume of EUR 2.75 bn.

Movements in Level 3 financial instruments measured at fair value

As the market for securitizations stabilized and improved during 2009, the majority of the securitizations were reclassified from level 3 to level 2 after having conducted and analysis of the price sources available. On the other hand, unlisted stocks, which were not included last year, have been included this year with most of them being classified as level 3.

Sensitivity analysis of unobservable parameters

If the value of financial instruments is dependent on unobservable input parameters, the precise level for these parameters could be drawn from a range of reasonably possible alternatives. In preparing the financial statements, levels for the parameters are chosen from these ranges using judgment consistent with prevailing market evidence. If all these unobservable parameters are moved simultaneously to the extremes of these ranges as of December 31, 2009, it could have increased fair value by as much as EUR 13.7 million or decreased fair value by as much as EUR 22.6 million. In estimating these impacts, mainly PDs (probability of default) and market values for equities were stressed.

The following table shows fair values of financial instruments not measured at fair value:

in EUR million	2009 Fair value	2009 Carrying amount	2008 Fair value	2008 Carrying amount
ASSETS				
Cash and balances with central banks	5,996	5,996	7,556	7,556
Loans and advances to credit institutions	13,118	13,067	14,345	14,258
Loans and advances to customers	123,767	124,253	123,644	122,488
Financial assets – held to maturity	14,810	14,899	14,064	14,145
LIABILITIES				
Deposits by banks	26,352	26,295	34,627	34,672
Customer deposits	111,821	112,042	109,154	109,305
Debt securities in issue	29,643	29,612	30,458	30,484
Subordinated liabilities	5,778	6,148	6,040	6,047

The fair value of loans and advances to customers and credit institutions has been calculated by discounting future cash flows under consideration of interest and risk effects. Loans and advances were grouped into homogeneous portfolios based on maturity and internal rating. The reduction in fair values compared to the carrying amount is driven by an adverse change in the risks of the assets.

For liabilities without contractual maturities, the carrying amount is recorded at fair value. The fair value of the other liabilities is estimated without assumed credit risk, but with changes in interest rates.

44) Financial instruments per category according to IAS 39

	At 31 December 2009							
in EUR million	Loans and receivables	Held to maturity	Trading	Designated at fair value	Available for sale	Financial assets and financial liabilities at amortised cost	Derivatives designated as hedging instruments	Total
ASSETS								
Cash and balances with central banks						5,996		**5,996**
Loans and advances to credit institutions	13,140							**13,140**
Loans and advances to customers	129,134							**129,134**
Risk provisions for loans and advances	(4,954)							**(4,954)**
Trading assets			8,598					**8,598**
Financial assets – at fair value through profit or loss				2,997				**2,997**
Financial assets – available for sale					16,390			**16,390**
Financial assets – held to maturity		14,899						**14,899**
Derivatives in banking book[1]			386				1,742	**2,128**
Accruals[1]						1,775		**1,775**
Total financial assets	**137,320**	**14,899**	**8,984**	**2,997**	**16,390**	**7,771**	**1,742**	**190,103**
LIABILITIES								
Deposits by banks						26,295		**26,295**
Customer deposits				155		111,887		**112,042**
Debt securities in issue				74		29,538		**29,612**
Trading liabilities			3,157					**3,157**
Subordinated liabilities						6,148		**6,148**
Derivatives in banking book[2]			493				820	**1,313**
Accruals[2]						2,310		**2,310**
Total financial liabilities	**0**	**0**	**3,650**	**229**	**0**	**176,178**	**820**	**180,877**

1) Derivatives and accruals are reported in other assets.

2) Derivatives and accruals are reported in other liabilities.

in EUR million	Loans and receivables	Held to maturity	Trading	Designated at fair value	Available for sale	Financial assets and financial liabilities at amortised cost	Derivatives designated as hedging instruments	Total
	At 31 December 2008							
ASSETS								
Cash and balances with central banks						7,556		**7,556**
Loans and advances to credit institutions	14,243			101				**14,344**
Loans and advances to customers	126,185							**126,185**
Risk provisions for loans and advances	(3,783)							**(3,783)**
Trading assets			7,534					**7,534**
Financial assets – at fair value through profit or loss				4,058				**4,058**
Financial assets – available for sale					16,033			**16,033**
Financial assets – held to maturity		14,145						**14,145**
Derivatives in banking book[1]			164				296	**460**
Accruals[1]						1,893		**1,893**
Total financial assets	**136,645**	**14,145**	**7,699**	**4,159**	**16,033**	**9,449**	**296**	**188,426**
LIABILITIES								
Deposits by banks						34,672		**34,672**
Customer deposits				128		109,176		**109,305**
Debt securities in issue				65		30,419		**30,484**
Trading liabilities			2,520					**2,520**
Subordinated liabilities						6,047		**6,047**
Derivatives in banking book[2]			195				188	**382**
Accruals[2]						1,942		**1,942**
Total financial liabilities	**0**	**0**	**2,714**	**193**	**0**	**182,255**	**188**	**185,350**

1) Derivatives and accruals are reported in other assets.
2) Derivatives and accruals are reported in other liabilities.

45) Audit fees and tax consultancy fees

The following table contains fundamental audit fees and tax fees charged by the auditors (of Erste Group Bank AG and subsidiaries; the auditors include primarily Sparkassen-Prüfungsverband, Ernst & Young and Deloitte) in the fiscal years 2009 and 2008:

in EUR million	2009	2008
Audit fees	17.5[1]	11.1
Tax consultancy fees	2.5	1.5
Total	**20.0**	**12.6**

1) Fees for capital increase and participation capital amounted to EUR 4.2 million

46) Contingent liabilities

To meet the financial needs of customers, the Bank enters into various irrevocable commitments and contingent liabilities. These consist of financial guarantees, letters of credit and other undrawn commitments to lend in amount of EUR 37,826 million (2008: EUR 37,361 million). Even though these obligations may not be recognised on the balance sheet, they do contain credit risk and are therefore part of the overall risk of the Bank (see Note 41 credit exposure).

Legal proceedings

Erste Group Bank and some of its subsidiaries are involved in legal disputes, most of which have arisen in the course of its ordinary banking business. These proceedings are not expected to have a significant negative impact on the financial position or profitability of Erste Group and/or Erste Group Bank. Erste Group is also subject to the following ongoing proceedings:

Haftungsverbund

In 2002, Erste Group Bank formed the Haftungsverbund with the majority of the Austrian savings banks. The purpose of the Haftungsverbund is to establish a joint early-warning system as well as a cross-guarantee for certain liabilities of member savings banks and to strengthen the group's cooperation in the market.
In competition proceedings before the Austrian cartel court, both a competitor of Erste Group Bank and the Austrian federal competition authority requested the court to set aside the Haftungsverbund agreements because of an alleged infringement of Article 81 of the EC Treaty (now Article 101 The Treaty on the Functioning of the European Union/TFEU).
In March 2007, the Austrian Supreme Court issued a decision confirming that the agreements that constitute the Haftungsverbund are for the most part in compliance with Article 81 of the EC Treaty.
However, the Supreme Court held certain provisions to be anticompetitive on their merits. In its findings, the Supreme Court did not cite any explicit measures that needed to be implemented by Erste Group Bank and the other parties. In April 2008, Erste Group Bank and the Cartel Court reached an understanding on the necessary adjustments to be made. This understanding (commitments within the meaning of Section 27 Cartel Act relating primarily to the sharing of data that might have competitive value) was challenged by Erste Group Bank's competitor before the Supreme Court. In October 2008, the Supreme Court set aside the decision of the Cartel Court due to a procedural error and remanded the case to the Cartel Court for reconsideration.
Neither the commitments (assuming they are upheld) nor the preceding decision of the Supreme Court affect the consolidation of the Qualifying Capital of the savings banks nor their inclusion as subsidiaries in the consolidated financial statements in accordance with IFRS of Erste Group Bank.
Since 2007, Erste Group Bank has entered into agreements with all Austrian savings banks (with the exception of Allgemeine Sparkasse Oberösterreich Bankaktiengesellschaft) that grant Erste Group Bank, on a contractual basis, a decisive influence on the savings banks and that lead to the establishment of an economic unit (merger) within the meaning of the EC Merger Regulation and the Cartel Act. These agreements were formally approved by the competition authorities.
In December 2009, Allgemeine Sparkasse Oberösterreich Bankaktiengesellschaft and Erste Group Bank decided to strengthen their existing relationship and concluded, together with Erste Bank der oesterreichischen Sparkassen AG, an agreement known as the 'Trilaterale Haftungsvereinbarung', which lead to the establishment of an economic unit (merger). At the same time, the parties agreed that the original Haftungsverbund agreement (2002) will remain valid until the 'Trilaterale Haftungsvereinbarung' becomes effective with the approval of the competition authorities.

Auditors' Case – Erste Bank Hungary

Several years prior to Postabank's acquisition by Erste Group Bank in 2003 – and its subsequent merger with Erste Bank Hungary – a court dispute was initiated by the Hungarian State, as the former majority shareholder of Postabank, against Deloitte Hungary and Arthur Andersen Kft, two former auditors of Postabank, alleging that the Hungarian State suffered substantial losses as a result of their negligence as auditors of Postabank's financial statements for certain periods between 1995 and 1998. This dispute has gone through various court instances, and in the meantime the originally claimed amount has subsequently been reduced to approximately HUF 50 billion. The outcome of these proceedings will have implications for Erste Bank Hungary, as Deloitte Hungary and Arthur Andersen Kft have each filed an arbitration action against Erste Bank Hungary for possible recourse claims, should they finally be held liable in the main proceedings, arguing that any errors in the financial statements of Postabank were the result of erroneous data provided by Postabank to them. These arbitration proceedings have been stayed to await the outcome of the main proceedings.

Stockholm Arbitration proceedings

In the fourth quarter of 2009, a former borrower initiated arbitration proceedings in Stockholm against a group of lenders, including Erste Group Bank. The plaintiff alleges that arrangements entered into a few months earlier between the borrower and the lenders, following the borrower's default, which resulted in the forgiving of the loan – loan amount of Erste Group Bank: SEK 400 million – and the transfer of ownership to the lenders of shares in a listed Swedish company should be declared null and void and that the total current value of the shares and compensation for further alleged losses following from such transfer are due to it. With regard to Erste Group Bank, the claimant demands payment in the region of SEK 1 bn. Erste Group Bank rejects the claim in its entirety as unfounded.

47) Analysis of remaining maturities

in EUR million	2009		2008	
	< 1 year	> 1 year	< 1 year	> 1 year
Cash and balances with central banks	5,996	0	7,556	0
Loans and advances to credit institutions	10,360	2,780	11,328	3,016
Loans and advances to customers	34,168	94,966	36,737	89,448
Risk provisions for loans and advances	(1,511)	(3,443)	(1,198)	(2,585)
Trading assets	4,185	4,413	4,290	3,244
Financial assets – at fair value through profit or loss	524	2,473	816	3,242
Financial assets – available for sale	3,096	13,294	1,974	14,059
Financial assets – held to maturity	4,160	10,739	2,301	11,844
Other assets	2,212	13,298	2,508	12,860
Total	**63,190**	**138,520**	**66,312**	**135,128**
Deposits by banks	19,687	6,608	28,725	5,947
Customer deposits	91,493	20,549	91,801	17,504
Debt securities in issue	7,242	22,370	9,868	20,615
Trading liabilities	1,272	1,885	1,500	1,019
Subordinated liabilities	754	5,394	378	5,669
Other liabilities	1,867	6,467	2,588	4,732
Total	**122,315**	**63,273**	**134,860**	**55,486**

48) Own funds and capital requirement

Erste Group as a group of credit institutions is subject to the Banking Act and has to follow the capital requirements set out therein. Own funds and capital requirements are as follows:

in EUR million	Dec 2009	Dec 2008
Subscribed capital	2,520	634
Share capital	756	634
Participation capital	1,764	0
Reserves	8,240	6,482
Deduction of Erste Group Bank shares held within the group	(622)	(761)
Consolidation difference	(2,467)	(2,540)
Non-controlling interests (excluding hybrid tier(1)capital pursuant to section 24 (2) 5 and 6 Banking Act)	3,330	3,083
Hybrid tier(1) capital pursuant to section 24 (2) 5 and 6 Banking Act	1,174	1,256
Intangible assets	(498)	(513)
Tier(1) capital before regulatory deductions pursuant to section 23 (13) 3 and 4 (excl. 4a) Banking Act	**11,677**	**7,641**
Eligible subordinated liabilities	4,159	4,195
Revaluation reserve	167	140
Excess risk provisions	0	0
Qualifying supplementary capital (Tier 2)	**4,326**	**4,335**
Short-term subordinated capital (Tier 3)	**406**	**402**
Total qualifying capital	**16,409**	**12,378**
Deductions pursuant to section 23 (13) 3 and 4 (excl. 4a) Banking Act – 50% from tier-1 capital and 50% from tier-2 capital	(454)	(386)
Deductions pursuant to section 23 (13) 4a Banking Act – 100% from tier-2 capital	(183)	(234)
Total eligible qualifying capital	**15,772**	**11,758**
Capital requirement	9,911	9,598
Surplus capital	5,861	2,160
Cover ratio (in %)	159.1	122.5
Tier(1) capital (after regulatory deductions)	11,450	7,448
Core tier(1) capital (after regulatory deductions)[1]	10,276	6,192
Tier(1) ratio – credit risk (in %)[2]	10.8	7.2
Core tier(1) ratio – total risk (in %)[3]	8.3	5.2
Tier(1) ratio – total risk (in %)[4]	9.2	6.2
Solvency ratio (in %)[5]	12.7	9.8

1) Core tier-1 capital (after regulatory deductions) is tier-1 capital (excluding hybrid capital pursuant to section 24 (2) 5 and 6 Banking Act) after regulatory deductions.

2) Tier-1 ratio – credit risk is the ratio of tier-1 capital (including hybrid capital pursuant to section 24 (2) 5 and 6 Banking Act) after regulatory deductions, to the risk weighted assets pursuant to section 22 (2) Banking Act.

3) Core tier-1 ratio – total risk is the ratio of core tier-1 capital (excluding hybrid capital pursuant to section 24 (2) 5 and 6 Banking Act) after regulatory deductions, to the calculation base for the capital requirement pursuant to section 22 (1) Banking Act.

4) Tier-1 ratio – total risk is the ratio of tier-1 capital (including hybrid capital pursuant to section 24 (2) 5 and 6 Banking Act) after regulatory deductions, to the calculation base for the capital requirement pursuant to section 22 (1) Banking Act.

5) Solvency ratio is the ratio of the sum of tier-1, tier-2 and tier-3 capital, after regulatory deductions to the calculation base for the capital requirement pursuant to section 22 (1) Banking Act.

The minimum capital requirement as determined under the Austrian Banking Act was fulfilled at all times during the year under review and the prior year.

The risk-weighted basis pursuant to section 22 (1) of the Banking Act and the resulting capital requirement are as follows:

in EUR million	Calculation base/total risk[1)]	Capital requirement[2)]	Calculation base/total risk[1)]	Capital requirement[2)]
Risk pursuant to section 22 (1) 1 Banking Act[3)]	106,383	8,510	103,663	8,293
a) standardised approach	29,940	2,395	37,838	3,027
b) Internal ratings based approach	76,443	6,115	65,825	5,266
Risk pursuant to section 22 (1) 2 Banking Act[4)]	5,048	404	4,958	397
Risk pursuant to section 22 (1) 3 Banking Act[5)]	22	2	61	5
Risk pursuant to section 22 (1) 4 Banking Act[6)]	12,438	995	11,293	903
Total	**123,891**	**9,911**	**119,975**	**9,598**

1) Internal calculation base used for calculation of the tier-1 ratio, core tier-1 ratio and the solvency ratio (capital requirement multiplied by 12.5)

2) Capital requirement pursuant to the Banking Act.

3) Risk weighted assets – credit risk.

4) Market risk (trading book).

5) Commodities risk and foreign exchange-risk, including the risk arising from gold positions, each for positions outside the trading book.

6) Operational risk.

49) Events after the balance sheet date

There were no significant events after the balance sheet date.

50) Details of the companies wholly or partly-owned by Erste Group at 31 December 2009

The table below presents material, fully-consolidated subsidiaries and accociates accounted for at equity.

Company name, registered office	Interest of Erste Group
Fully consolidated subsidiaries	
Credit institutions	
Allgemeine Sparkasse Oberösterreich Bankaktiengesellschaft, Linz (Group)	26.9%
Banca Comercială Română S.A., Bukarest (Group)	69.3%
Bausparkasse der österreichischen Sparkassen Aktiengesellschaft, Vienna	95.0%
Česká spořitelna a.s., Prague (Group)	98.0%
Dornbirner Sparkasse Bank AG, Dornbirn	0.0%
Erste & Steiermärkische banka d.d., Rijeka (Group)	65.3%
Erste Bank (Malta) Limited, Sliema	100.0%
ERSTE BANK AD NOVI SAD, Novi Sad	80.5%
Erste Bank der oesterreichischen Sparkassen AG, Vienna	100.0%
Erste Bank Hungary Nyrt., Budapest (Group)	99.9%
Kärntner Sparkasse Aktiengesellschaft, Klagenfurt (Group)	25.0%
Kremser Bank und Sparkassen Aktiengesellschaft, Krems an der Donau	0.0%
Open Joint-Stock Company "Erste Bank", Kiev	100.0%
s Wohnbaubank AG, Vienna (Group)	90.6%
Salzburger Sparkasse Bank Aktiengesellschaft, Salzburg	98.7%
Slovenská sporiteľňa a.s., Bratislava (Group)	100.0%
Sparkasse Baden, Baden	0.0%
Sparkasse Bludenz Bank AG, Bludenz	0.0%
Sparkasse Bregenz Bank Aktiengesellschaft, Bregenz	0.0%
Sparkasse der Stadt Feldkirch, Feldkirch	0.0%
Sparkasse der Stadt Kitzbühel, Kitzbühel	0.0%
Sparkasse Eferding-Peuerbach-Waizenkirchen, Eferding	0.0%
Sparkasse Hainburg-Bruck-Neusiedl Aktiengesellschaft, Hainburg an der Donau	75.0%
Sparkasse Horn-Ravelsbach-Kirchberg Aktiengesellschaft, Horn	0.0%
Sparkasse Imst AG, Imst	0.0%
Sparkasse Kremstal-Pyhrn Aktiengesellschaft, Kirchdorf a.d. Krems	30.0%
Sparkasse Kufstein, Tiroler Sparkasse von 1877, Kufstein	0.0%
Sparkasse Mühlviertel-West Bank Aktiengesellschaft, Rohrbach	40.0%
Sparkasse Neunkirchen, Neunkirchen	0.0%
SPARKASSE NIEDERÖSTERREICH MITTE WEST AKTIENGESELLSCHAFT, St. Pölten	0.0%
Sparkasse Schwaz AG, Schwaz (Group)	0.0%
Sparkasse Voitsberg-Köflach Bankaktiengesellschaft, Voitsberg	5.0%
Sparkasse Waldviertel-Mitte Bank AG, Zwettl	0.0%
Steiermärkische Bank und Sparkassen Aktiengesellschaft, Graz (Group)	25.0%
Tiroler Sparkasse Bankaktiengesellschaft Innsbruck, Innsbruck (Group)	75.0%
Waldviertler Sparkasse von 1842 AG, Waidhofen an der Thaya	0.0%
Weinviertler Sparkasse AG, Hollabrunn	99.5%
Wiener Neustädter Sparkasse, Wiener Neustadt	0.0%

Company name, registered office	Interest of Erste Group
Other financial institutions	
EBV – Leasing Gesellschaft m.b.H. & Co. KG., Vienna (Group)	100.0%
EGB Ceps Beteiligungen GmbH, Wien	100.0%
EGB Ceps Holding GmbH, Wien	100.0%
ERSTE CARD CLUB d.d., Zagreb	69.3%
ERSTE FACTORING d.o.o., Zagreb	84.7%
IMMORENT Aktiengesellschaft, Vienna (Group)	100.0%
Others	
Erste Finance (Delaware) LLC, City of Wilmington	100.0%
Associates accounted for at equity	
Credit institutions	
„Spar – Finanz" – Investitions- und Vermittlungs-Aktiengesellschaft, Vienna	50.0%
Intermarket Bank AG, Vienna (Group)	25.2%
NÖ Beteiligungsfinanzierungen GmbH, Vienna	30.0%
NÖ Bürgschaften GmbH, Vienna	25.0%
PayLife Bank GmbH (former Europay Austria Zahlungsverkehrssysteme GmbH), Vienna	18.2%
PRIVATINVEST BANK AKTIENGESELLSCHAFT, Salzburg	25.7%
Prvá stavebná sporitelna, a.s., Bratislava (Group)	35.0%
Others	
APHRODITE Bauträger Aktiengesellschaft, Vienna	45.3%
ASC Logistik GmbH, Vienna	24.0%
ERSTE d.o.o., Zagreb	33.6%
Gelup GesmbH, Vienna	31.7%
Immobilien West Aktiengesellschaft, Salzburg	49.3%
Informations-Technologie Austria GmbH, Vienna	39.0%
Let's Print Holding AG, Graz	42.0%
LTB Beteiligungs GmbH, Vienna	25.0%
RSV Beteiligungs GmbH, Vienna	33.3%
Sparkassen Immobilien Aktiengesellschaft, Vienna (Group)	9.0%
VBV – Betriebliche Altersvorsorge AG, Vienna	26.9%
VERMREAL Liegenschaftserwerbs- und -betriebs GmbH, Vienna	25.6%

Vienna, 2 March 2010

The Management Board

Andreas Treichl mp Chairman	**Franz Hochstrasser mp** Vice Chairman
Herbert Juranek mp Member	**Bernhard Spalt mp** Member
Manfred Wimmer mp Member	**Johannes Leobacher mp** Member

AUDITOR'S REPORT (REPORT OF THE INDEPENDENT AUDITORS)[1)]

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Erste Group Bank AG, Wien and its subsidiaries (hereinafter referred to as "the Company"), for the financial year from 1 January 2009 to 31 December 2009. These consolidated financial statements comprise the consolidated balance sheet as at 31 December 2009, and the consolidated statement of comprehensive income, the consolidated cash flow statement and the consolidated statement of changes in equity for the year ended 31 December 2009, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements and for the Group Accounting

The management of Erste Group Bank AG is responsible for the group accounting as well as the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility and Description of the Type and Extent of the Statutory Audit

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2009, and of its financial performance and its cash flows for the financial year from 1 January 2009 to 31 December 2009 in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.

Statement on the Consolidated Management Report

Laws and regulations applicable in Austria require us to perform audit procedures to determine whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report are misleading to the group's position. The audit report must also include a statement as to whether the consolidated management report is consistent with the consolidated financial statements and if the disclosures pursuant to section 243a UGB are appropriate. In our opinion, the consolidated management report for the group is consistent with the consolidated financial statements. The disclosures pursuant to section 243a UGB are appropriate.

Vienna, 2 March 2010

Sparkassen-Prüfungsverband
(Prüfungsstelle)
(Austrian Savings Bank Auditing Association)
(Audit Agency)
(Bank auditor)

Gerhard Margetich mp
Certified Public Accountant

Matthäus Tuschl mp
Certified Public Accountant

Ernst & Young
Wirtschaftsprüfungsgesellschaft m.b.H.

Helmut Maukner mp
Certified Public Accountant

Elisabeth Glaser mp
Certified Public Accountant

1) The report (in the German language, or translations into another language, including shortened or amended versions) may not be made public or used by third parties, when reference is made in part or in whole to the auditor's report, without the express written consent of the auditors.

STATEMENT OF ALL MEMBERS OF THE MANAGEMENT BOARD

We confirm to the best of our knowledge that the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group as required by the applicable accounting standards and that the group management report gives a true and fair view of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties the Group faces.

Vienna, 2 March 2010

The Management Board

Andreas Treichl mp
Chairman

Franz Hochstrasser mp
Vice Chairman

Herbert Juranek mp
Member

Bernhard Spalt mp
Member

Manfred Wimmer mp
Member

Johannes Leobacher mp
Member

Glossary

Book value per share
Total equity attributable to owners of the parent, of a public company divided by the number of shares outstanding excluding treasury shares.

Cash return on equity
Also referred to as cash-ROE. Calculated as return on equity, but excluding the impact of non-cash items on net profit for the year attributable to owners of the parent such as goodwill impairment and amortisation of customer relationships.

Cash earnings per share
Calculated as earnings per share, but excluding the impact of non-cash items on net profit for the year attributable to owners of the parent, such as goodwill impairments and amortisation of customer relationships.

CEE (Central and Eastern Europe)
Covers the new member states of the EU that joined in 2004 and 2007 as well as the CIS countries and the states that evolved from the former Yugoslavia.

Core tier-1 ratio (total risk)
Tier-1 capital (excluding hybrid capital pursuant to section 24 (2) 5 and 6 Banking Act) after regulatory deductions in relation to the calculation base for the capital requirement pursuant to Section 22 (1) Banking Act

Cost/Income Ratio
General administrative expenses as a percentage of operating income.

Coverage ratio (risk provisions)
Risk provisions as a percentage of non-performing loans excluding collateral.

Dividend yield
Dividend payment of the fiscal year as a percentage of the year-end closing price or the most recent price of the share.

Earnings per share
Net profit for the year attributable to owners of the parent, divided by average shares outstanding.

Interest-bearing assets
Total assets less cash, trading assets, tangible and intangible fixed assets, tax assets and other assets.

Net interest margin
Net interest income as a percentage of average interest-bearing assets, calculated on a monthly basis.

Operating income
Consists of net interest income, net commission income and trading result.

Operating result
Operating income less operating expenses (=general administrative expenses).

Price/earnings ratio
Closing share price of the fiscal year divided by earnings per share. Usually used for valuation comparisons.

Market capitalisation
Overall equity value of a company calculated by multiplying the share price by the number of shares outstanding.

NPL ratio
Non-performing loans as a percentage of total customer loans.

Return on equity
Also referred to as ROE – net profit for the year attributable to owners of the parent, as a percentage of average equity. Average equity is calculated on the basis on month-end values.

Risk categories
The classification of credit assets into the risk classes is based on Erste Group's internal rating of customers. Erste Group employs internal rating systems that, for private individuals, have eight rating grades for customers not in default and one grade for customers in default; for all other clients, the internal rating systems have 13 rating grades for customers not in default and one rating grade for those in default.

Risk category – low risk
The borrower demonstrates a strong repayment capacity; new business generally involves clients in this risk class.

Risk category – management attention
The borrower's financial situation is rather good, but his/her repayment ability may be negatively affected by unfavourable economic conditions. New business with clients in this risk class requires adequate structuring of the credit risks, e.g. by way of collateral.

Risk category – substandard
The borrower is vulnerable to negative financial and economic impacts; such loans are managed in specialised risk management departments.

Risk category – non-performing
Non-performing: at least one of the default criteria under Basel II, e.g. total repayment unlikely, interest or principal payment more than 90 days past due, restructuring resulting in a loss to lender, realisation of a loan loss, or opening of bankruptcy proceedings.

Share capital
Total equity attributable to owners of the parent of a company, subscribed by the shareholders at par.

Solvency ratio

The sum of tier-1, tier-2 and tier-3 capital, after regulatory deductions in relation to the calculation base for the capital requirement pursuant to Section 22(1) Banking Act.

Tax rate

Taxes on income as a percentage of pre-tax profit from continuing operations.

Tier-1 ratio (credit risk)

Tier-1 capital (including hybrid capital pursuant to Section 24 (2) 5 and 6 Banking Act) after regulatory deductions in relation to risk-weighted assets (pursuant to Section 22 (2) Banking Act).

Tier-1 ratio (total risk)

Tier-1 capital (including hybrid capital pursuant to Section 24 (2) 5 and 6 Banking Act) after regulatory deductions in relation to the calculation base for the capital requirement pursuant to Section 22 (1) Banking Act.

Total shareholder return

Annual performance of an investment in Erste Group Bank AG shares including all income streams, such as dividends.

Important Addresses

ERSTE GROUP BANK AG

Graben 21
A-1010 Wien
Telefon: +43 5010010100
Fax: +43 50100910100
SWIFT/BIC: GIBAATWG
Website: www.erstegroup.com

AUSTRIA

Erste Bank der oesterreichischen Sparkasse AG
Am Graben 21
A 1010 Wien
Tel: +43 5010010100
Fax: +43 50100910100
SWIFT/BIC: GIBAATWW
Website: www.erstebank.at

CZECH REPUBLIC

Česká spořitelna, a.s.
Olbrachtova 1929/62
140 00 Praha 4
Tel:+420 261071111
Fax:+420 261073 006
SWIFT/BIC: GIBACZPX
Email: csas@csas.cz
Website: www.csas.cz

SLOVAKIA

Slovenská sporiteľňa, a.s.
Tomášikova 48
832 37 Bratislava
Tel: +421 248 621111
Fax: +421 248627000
SWIFT/BIC: GIBASKBX
Email: info@slsp.sk
Website: www.slsp.sk

HUNGARY

Erste Bank Hungary Nyrt.
Népfürdő ut 24-26
1138 Budapest
Tel: +36 12980221
Fax: +36 13732499
SWIFT/BIC: GIBAHUHB
Email: uszolg@erstebank.hu
Website: www.erstebank.hu

CROATIA

Erste Bank Croatia
(Erste & Steiermärkische Bank d.d.)
Ivana Lucica 2
10000 Zagreb
Tel: +385 (0)62375000
Fax: +385 (0)62376000
SWIFT/BIC: ESBCHR22
Email: erstebank@erstebank.hr
Website: www.erstebank.hr

SERBIA

Erste Bank a.d. Novi Sad
Bulevar Oslobodjenja 5
21000 Novi Sad
Tel: +38 1214873510
Fax: +38 1212015070
SWIFT/BIC: GIBARS22
Email: info@erstebank.rs
Website: www.erstebank.rs

ROMANIA

Banca Comercială Română S.A.
Regina Elisabeta Blvd 5
030016 Bucharest 3
Tel: +402 13131246
SWIFT/BIC: RNCBROBU
Email: bcr@bcr.ro
Website: www.bcr.ro

UKRAINE

Erste Bank Ukraine
Prorizna Street 6
01034 Kyiv
Tel: +380 445859200
Fax: +38 0445859297
SWIFT/BIC: PRSJUAUK
Email: office@erstebank.ua
Website: www.erstebank.ua

Your Notes